VENMYN
Independence you can trust

Block G, First Floor
Rochester Place
173 Rivonia Road
Sandton 2146
PO Box 782761
Sandton 2146
Republic of South Africa

Tel: +27 11 783 9903
Fax: +27 11 783 9953
www.venmyn.com

PREPARED FOR

TANZANIAN ROYALTY EXPLORATION CORPORATION

(TRX)

BY

VENMYN RAND (PTY) LTD

(VENMYN)

COMPILED BY:-

C. A. TELFER (QUALIFIED PERSON)
B.Sc. Hons (Geol), (DMS) Dip.Bus.Man, Pr.Sci.Nat
MGSSA, MAusIMM
DIRECTOR

N. MCKENNA
M.Sc. Hons (Geol), Pr.Sci.Nat
MGSSA, MSAIMM, MIASSA, M. Inst. D.
DIRECTOR

J. GLANVILL (QUALIFIED PERSON)
B.Sc. Hons (Geol.)
MGSSA, MGASA, Pr.Sci.Nat
ASSOCIATE

R.M. TAYELOR
B.Sc. Hons (Geol.), GDE (Mining)
MGSSA, MGASA, MSAIMM
MINERAL PROJECT ANALYST

OUR REFERENCE:- D1050M
FIRST DRAFT:- 22 MAY 2009
SECOND DRAFT:- 02 JUNE 2009
FINAL DRAFT:- 02 OCTOBER 2011
FINAL REPORT:- 04 NOVEMBER 2011
EFFECTIVE DATE : - 1 SEPTEMBER 2011

Directors: A N Clay (British); S E Conquest; E de V Greyling; N McKenna; C A Telfer

Venmyn Rand (Pty) Ltd. trading as Venmyn
Reg. No. 1988/004918/07

NATIONAL INSTRUMENT NI43-101F
ON THE KIGOSI PROJECT,
TANZANIA
PREPARED FOR
TANZANIAN ROYALTY EXPLORATION CORPORATION
(TRX)
BY
VENMYN RAND (PTY) LTD
(VENMYN)

TABLE OF CONTENTS

1	SUMMARY (NI 1)		1
	1.1.	Luhwaika Prospect	10
	1.2.	Igunda Prospect	13
	1.3.	Msonga Prospect	14
	1.4.	Msonga West Prospect	15
	1.5.	Bungoni Prospect	15
	1.6.	Other Prospect - North	15
	1.7.	Other Prospect - South	16
2.	INTRODUCTION (NI 2)		17
	2.1.	Terms of Reference	17
	2.2.	Qualified Persons Declaration	17
	2.3.	Sources of Information	17
	2.4.	Site Visit and Field Involvement	17
3	RELIANCE ON OTHER EXPERTS (NI 3)		17
4.	PROPERTY DESCRIPTION AND LOCATION (NI 4)		18
	4.1.	Location	18
	4.2.	Legal Aspects and Mineral Tenure	18
	4.3.	Royalties, Fees and Taxes	25
	4.4.	Impact of the Project on the Environment	25
5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, NFRASTRUCTURE & PHYSIOGRAPHY (NI 5)		28
	5.1.	Accessibility	28
	5.2.	Climate and Vegetation	28
	5.3.	Local Resources	29
	5.4.	Infrastructure	29
5.4.1.	Offices	29
5.4.2.	Camp	29
5.4.3.	Powe r	29
5.4.4.	Water	29
5.4.5.	Telecommunications	29
5.5.	Physiography	29

6.	HISTORY (NI 6)	31

6.1.	Historical Exploration and Sampling	31
6.2.	Historical Production Records	31
6.3.	Historical Resources	31

7.	REGIONAL GEOLOGICAL SETTING and mineralisation (NI 7)	32

7.1.	Regional Geological Setting	32
7.2.	Regional Mineralisation Setting	36

7.2.1.	Mineralisation within the Kigosi Project Shear Zone Hosted Gold Depos its	36

7.2.1.1.	Granite Shear Zone Hosted Gold Mineralisation	37
7.2.1.2.	Greenstone Shear Zone Hosted Gold Mineralisation	37

7.2.2.	Mineralisation within the Kigosi Project Quartz rubble Hosted Gold Deposits	38

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

	7.3.	Local Geological and Mineralisation Settings			38
8.		DEPOSIT TYPES (NI 8)			40
9.		REGIONAL EXPLORATION (NI 9)			41

	9.1.	Regional Airborne Magnetics, Radiometric & VLF-EM Survey by Tan Range (1999)			41

		9.1.1.	Equipment and Parameters		41
		9.1.2.	Survey Method		41
		9.1.3.	Summary and Interpretation of Results		41

	9.2.	LandSat Interpretation by Tan Range (2003)			44

		9.2.1.	Equipment and Parameters		44
		9.2.2.	Survey Method		44
		9.2.3.	Summary and Interpretation of Results		44

	9.3.	Regional Airborne Magnetic Survey by AngloGold Ashanti (2003)			47

		9.3.1.	Equipment and Parameters		47
		9.3.2.	Survey Method		47
		9.3.3.	Summary and Interpretation of Results		47

10.	LUHWAIKA PROSPECT				49

	10.1.	Local Geology (NI 7)			49
	10.2.	Local Mineralisation (NI 7)			51
	10.3.	Exploration (NI 9)			51

		10.3.1.	Dipole Dipole Induced Polarisation (IP) Survey		51

			10.3.1.1.	Equipment and Parameters	51
			10.3.1.2.	Survey Method	53
			10.3.1.3.	Summary and Interpretation of Results	53

		10.3.2.	Gradient IP Survey		53

			10.3.2.1.	Equipment and Parameters	53
			10.3.2.2.	Survey Method	53
			10.3.2.3.	Summary and Interpretation of Results	57

		10.3.3.	BGC Survey		57

			10.3.3.1.	Equipment and Parameters	57
			10.3.3.2.	Survey Method	60
			10.3.3.3.	Summary and Interpretation of Results	60

		10.3.4.	Soil Geochemisty Survey by AngloGold Ashanti		62

			10.3.4.1.	Equipment and Parameters	62
			10.3.4.2.	Survey Method	62
			10.3.4.3.	Summary and Interpretation of Results	62

		10.3.5.	Soil Geochemisty Survey by TRX		66

			10.3.5.1.	Equipment and Parameters	66
			10.3.5.2.	Survey Method	66
			10.3.5.3.	Summary and Interpretation of Results	66

		10.3.6.	Pit Bulk Sampling by TRX		67

			10.3.6.1.	Equipment and Parameters	67
			10.3.6.2.	Survey Method	67
			10.3.6.3.	Summary and Interpretation of Results	67

	10.4.	Drilling (NI 10)			67

		10.4.1.	RAB Drilling		67

			10.4.1.1.	Equipment	68
			10.4.1.2.	Drilling Method	68
			10.4.1.3.	Summary and Interpretation of Results	68

		10.4.2.	Inclined RC Drilling		72

			10.4.2.1.	Equipment	72
			10.4.2.2.	Drilling Method	72
			10.4.2.3.	Summary and Interpretation of Results	73

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

	10.4.3.	Vertical RC Drilling for Verification Purposes (Phase 1)			80

		10.4.3.1.	Equipment		80
		10.4.3.2.	Drilling Method		80
		10.4.3.3.	Summary and Interpretation of Results		82

	10.4.4.	Vertical RC Drilling for Quartz Rubble Delineation (Phase 2)			83

		10.4.4.1.	Equipment		83
		10.4.4.2.	Drilling Method		83
		10.4.4.3.	Summary and Interpretation of Results		83

	10.4.5.	Diamond Drilling			85

		10.4.5.1.	Equipment		85
		10.4.5.2.	Drilling Method		85
		10.4.5.3.	Summary and Interpretation of Results		87

	10.4.6.	Surveying of Borehole Collars			89

	10.4.7.	Trenching			89

		10.4.7.1.	Equipment		89
		10.4.7.2.	Method		89
		10.4.7.3.	Summary and Interpretation of Results		89

10.5.	Sampling Method and Approach				97

	10.5.1.	BGC			97
	10.5.2.	Soil by AngloGold Ashanti			98
	10.5.3.	Soil by TRX			98
	10.5.4.	RAB Drilling			98
	10.5.5.	Inclined RC Drilling			99
	10.5.6.	Vertical RC Drilling			100
	10.5.7.	Diamond Drilling			101
	10.5.8.	Channel Sampling from Trench			101
	10.5.9.	Channel Sampling from Bulk Pit Samples			102

10.6.	Sample Preparation, Analyses and Security (NI 11)				102

	10.6.1.	BGC			103

		10.6.1.1.	Preparation		103
		10.6.1.2.	Analyses		104
		10.6.1.3.	Security		104
		10.6.1.4.	Quality Control		104

	10.6.2.	Soil by AngloGold Ashanti			106
	10.6.3.	Soil by TRX			106

		10.6.3.1.	Preparation		106

			10.6.3.1.1.	TRX Sample Preparation Laboratory	106
			10.6.3.1.2.	ALS-Chemex Sample Preparation Laboratory	107

		10.6.3.2.	Analyses		107
		10.6.3.3.	Security		107
		10.6.3.4.	Quality Control		107

	10.6.4.	RAB Drilling			111

		10.6.4.1.	Preparation		111
		10.6.4.2.	Analyses		111
		10.6.4.3.	Security		111
		10.6.4.4.	Quality Control		111

	10.6.5.	Inclined RC Drilling			112

		10.6.5.1.	Preparation		113
			10.6.5.1.1.	SGS	113
			10.6.5.1.2.	Humac	113
			10.6.5.1.3.	ALS-Chemex	113

		10.6.5.2.	Analyses		113

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

				10.6.5.2.1.	SGS	113
				10.6.5.2.2.	Humac	113
				10.6.5.2.3.	ALS-Chemex	116

			10.6.5.3.	Security		116
			10.6.5.4.	Quality Control		116

		10.6.6.	Vertical RC Drilling			117

			10.6.6.1.	Preparation		118

				10.6.6.1.1.	Humac	118
				10.6.6.1.2.	ALS-Chemex	118

			10.6.6.2.	Analyses		118

				10.6.6.2.1.	Humac	118
				10.6.6.2.2.	ALS-Chemex	118

			10.6.6.3.	Security		118
			10.6.6.4.	Quality Control		118

		10.6.7.	Diamond Drilling			120

			10.6.7.1.	Preparation		120

				10.6.7.1.1.	Humac	120
				10.6.7.1.2.	ALS-Chemex	120

			10.6.7.2.	Analyses		120

				10.6.7.2.1.	Humac	120
				10.6.7.2.2.	ALS-Chemex	120

			10.6.7.3.	Security		120
			10.6.7.4.	Quality Control		120

		10.6.8.	Trenching			121

			10.6.8.1.	Preparation		122
			10.6.8.2.	Analyses		122
			10.6.8.3.	Security		122
			10.6.8.4.	Quality Control		122

		10.6.9.	Pit Bulk Samples			122

			10.6.9.1.	Preparation		123
			10.6.9.2.	Analyses		123
			10.6.9.3.	Security		123
			10.6.9.4.	Quality Control		123

	10.7.	Data Verification (NI 12)				123
	10.8.	Orebody Modelling				124

		10.8.1.	Shear Zone Modelling			124
		10.8.2.	Quartz Rubble Modelling			134

11.	IGUNDA PROSPECT					140

	11.1.	Local Geology (NI 7)				140
	11.2.	Local Mineralisation (NI 7)				140
	11.3.	Exploration (NI 9)				141

		11.3.1.	Dipole Dipole IP Survey			141

			11.3.1.1.	Equipment and Parameters		141
			11.3.1.2.	Survey Method		141
			11.3.1.3.	Summary and Interpretation of Results		141

		11.3.2.	Gradient IP Survey			141

			11.3.2.1.	Equipment and Parameters		141
			11.3.2.2.	Survey Method		141
			11.3.2.3.	Summary and Interpretation of Results		143

		11.3.3.	BGC Survey			143

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

			11.3.3.1.	Equipment and Parameters	143
			11.3.3.2.	Survey Method	143
			11.3.3.3.	Summary and Interpretation of Results	143

		11.3.4.	Soil Geochemisty Survey by AngloGold Ashanti		143

			11.3.4.1.	Equipment and Parameters	143
			11.3.4.2.	Survey Method	143
			11.3.4.3.	Summary and Interpretation of Results	143

		11.3.5.	Soil Geochemisty Survey by TRX		144

			11.3.5.1.	Equipment and Parameters	144
			11.3.5.2.	Survey Method	144
			11.3.5.3.	Summary and Interpretation of Results	144

	11.4.	Drilling (NI 10)			144

		11.4.1.	RAB Drilling		144

			11.4.1.1.	Equipment	145
			11.4.1.2.	Drilling Method	145
			11.4.1.3.	Summary and Interpretation of Results	145

		11.4.2.	Inclined RC Drilling		146

			11.4.2.1.	Equipment	146
			11.4.2.2.	Drilling Method	146
			11.4.2.3.	Summary and Interpretation of Results	146

		11.4.3.	Vertical RC Drilling		148
		11.4.4.	Diamond Drilling		148

			11.4.4.1.	Equipment	148
			11.4.4.2.	Drilling Method	148
			11.4.4.3.	Summary and Interpretation of Results	148

		11.4.5.	Trenching		150

	11.5.	Sampling Method and Approach			150

		11.5.1.	BGC		150
		11.5.2.	Soil By AngloGold Ashanti		150
		11.5.3.	Soil By TRX		150
		11.5.4.	RAB Drilling		150
		11.5.5.	RC Drilling		150
		11.5.6.	Diamond Drilling		150
		11.5.7.	Channel Sampling		150

	11.6.	Sample Preparation, Analyses and Security (NI 11)			150

		11.6.1.	BGC		150
		11.6.2.	Soil by AngloGold Ashanti		151
		11.6.3.	Soil by TRX		151
		11.6.4.	RAB Drilling		151
		11.6.5.	RC Drilling		152
		11.6.6.	Diamond Drilling		153
		11.6.7.	Channel Sampling		154

	11.7.	Data Verification (NI 12)			154
	11.8.	Orebody Modelling			154

		11.8.1.	Shear Zone Modelling		154

12.	MSONGA PROSPECT				159

	12.1.	Local Geology (NI 7)			159
	12.2.	Local Mineralisation (NI 7)			159
	12.3.	Exploration (NI 9)			160

		12.3.1.	IP Dipole Dipole Survey		162

			12.3.1.1.	Equipment and Parameters	162
			12.3.1.2.	Survey Method	162
			12.3.1.3.	Summary and Interpretation of Results	162

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

		12.3.2.	IP Gradient Survey		162
		12.3.3.	BGC Survey		162

			12.3.3.1.	Equipment and Parameters	162
			12.3.3.2.	Survey Method	162
			12.3.3.3.	Summary and Interpretation of Results	162

		12.3.4.	Soil Geochemisty Survey by AngloGold Ashanti		167

			12.3.4.1.	Equipment and Parameters	167
			12.3.4.2.	Survey Method	167
			12.3.4.3.	Summary and Interpretation of Results	167

		12.3.5.	Soil Geochemisty Survey by TRX		167

	12.4.	Drilling (NI 10)			167

		12.4.1.	RAB Drilling		168

			12.4.1.1.	Equipment	168
			12.4.1.2.	Drilling Method	168
			12.4.1.3.	Summary and Interpretation of Results	168

		12.4.2.	Vertical RC Drilling		168

			12.4.2.1.	Equipment	168
			12.4.2.2.	Drilling Method	168
			12.4.2.3.	Summary and Interpretation of Results	168

		12.4.3.	Inclined RC Drilling		168

			12.4.3.1.	Equipment	169
			12.4.3.2.	Drilling Method	169
			12.4.3.3.	Summary and Interpretation of Results	169

	12.5.	Trenching			169
	12.6.	Sampling Method and Approach			169

		12.6.1.	BGC		169
		12.6.2.	Soil		169
		12.6.3.	RAB Drilling		169
		12.6.4.	Inclined RC Drilling		170
		12.6.5.	Vertical RC Drilling		170

	12.7.	Sample Preparation, Analyses and Security (NI 11)			170

		12.7.1.	BGC		170
		12.7.2.	Soil by AngloGold Ashanti		170
		12.7.3.	RAB Drilling		170

			12.7.3.1.	Quality Control	170

		12.7.4.	Vertical RC Drilling		170

			12.7.4.1.	Quality Control	170

		12.7.5.	Inclined RC Drilling		171

			12.7.5.1.	Quality Control	171

	12.8.	Data Verification (NI 12)			171
	12.9.	Orebody Modelling			173

13.	MSONGA WEST PROSPECT				177

	13.1.	Local Geology (NI 7)			177
	13.2.	Local Mineralisation (NI 7)			177
	13.3.	Exploration (NI 9)			177

		13.3.1.	IP Survey		177
		13.3.2.	BGC Survey		177

			13.3.2.1.	Equipment and Parameters	177
			13.3.2.2.	Survey Method	177
			13.3.2.3.	Summary and Interpretation of Results	179

		13.3.3.	Soil Geochemisty Survey by AngloGold Ashanti		179
		13.3.4.	Soil Geochemisty Survey by TRX		179

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

			13.3.4.1. Equipment and Parameters	179
			13.3.4.2. Survey Method	179
			13.3.4.3. Summary and Interpretation of Results	179

	13.4.	Drilling (NI 10)		179
	13.5.	Trenching		179
	13.6.	Sampling Method and Approach		179

		13.6.1.	BGC	179
		13.6.2.	Soil by TRX	182

	13.7.	Sample Preparation, Analyses and Security (NI 11)		182

		13.7.1.	BGC	182
		13.7.2.	Soil by TRX	182

	13.8.	Data Verification (NI 12)		183
	13.9.	Orebody Modelling		183

14.	BUNGONI PROSPECT			184

	14.1.	Local Geology (NI 7)		184
	14.2.	Local Mineralisation (NI 7)		184
	14.3.	Exploration (NI 9)		184

		14.3.1.	IP Surveys	184
		14.3.2.	BGC Survey	184
		14.3.3.	Soil Geochemisty Survey by AngloGold Ashanti	184

			14.3.3.1. Equipment and Parameters	184
			14.3.3.2. Survey Method	184
			14.3.3.3. Summary and Interpretation of Results	184

		14.3.4.	Soil Geochemisty Survey by TRX	187

			14.3.4.1. Equipment and Parameters	187
			14.3.4.2. Survey Method	187
			14.3.4.3. Summary and Interpretation of Results	187

	14.4.	Drilling (NI 10)		187
	14.5.	Trenching		187
	14.6.	Sampling Method and Approach		187

		14.6.1.	Soil by AngloGold Ashanti	187
		14.6.2.	Soil by TRX	187

	14.7.	Sample Preparation, Analyses and Security (NI 11)		187

		14.7.1.	Soil by AngloGold Ashanti	187
		14.7.2.	Soil by TRX	187

	14.8.	Data Verification (NI 12)		188
	14.9.	Orebody Modelling		188

15.	OTHER PROSPECTS - NORTH			189

	15.1.	Local Geology (NI 7)		189
	15.2.	Local Mineralisation (NI 7)		189
	15.3.	Exploration (NI 9)		189

		15.3.1.	IP Surveys	189
		15.3.2.	BGC Survey	189
		15.3.3.	Soil Geochemisty Survey by AngloGold Ashanti	189
		15.3.4.	Soil Geochemisty Survey by TRX	189

			15.3.4.1. Equipment and Parameters	189
			15.3.4.2. Survey Method	190
			15.3.4.3. Summary and Interpretation of Results	190

	15.4.	Drilling (NI 10)		190
	15.5.	Trenching		190
	15.6.	Sampling Method and Approach		190

		15.6.1.	Soil by TRX	190

	15.7.	Sample Preparation, Analyses and Security (NI 11)		190

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

15.7.1.	Soil by TRX	190

	15.8.	Data Verification (NI 12)	190
	15.9.	Orebody Modelling	190

16.	OTHER PROSPECTS - SOUTH		192

	16.1.	Local Geology (NI 7)	192
	16.2.	Local Mineralisation (NI 7)	192
	16.3.	Exploration (NI 9)	192

16.3.1.	IP Surveys	192
16.3.2.	BGC Survey	192
16.3.3.	Soil Geochemisty Survey by AngloGold Ashanti	192
16.3.4.	Soil Geochemisty Survey by TRX	192

	16.4.	Drilling (NI 10)	192
	16.5.	Trenching	192
	16.6.	Sampling Method and Approach	192
	16.7.	Sample Preparation, Analyses and Security (NI 11)	192
	16.8.	Data Verification (NI 12)	192
	16.9.	Orebody Modelling	192

17.	MINERAL PROCESSING AND METALLURGICAL TESTING (NI 13)		193
18.	MINERAL RESOURCE ESTIMATES (NI 14)		194

	18.1.	Categorisation	194
	18.2.	Volume Estimation	194
	18.3.	Density Measurements	194
	18.4.	Tonnage Estimation	195
	18.5.	Grade Estimation	195
	18.6.	Resource Statement	195
	18.7.	Luhwaika Prospect Resources	196
18.7.1.	Shears	196
18.7.2.	Quartz Rubbles	200
18.8.	Igunda Prospect Resources	202
19.	MINERAL RESERVE ESTIMATES (NI 15)	207
20.	MINING METHODS (NI 16)	207
21.	RECOVERY METHODS (NI 17)	207
22.	PROJECT INFRASTRUCTURE (NI 18)	207
23.	MARKET STUDIES AND CONTRACTS (NI 19)	207
24.	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACTS (NI 20)	207
25.	CAPITAL AND OPERATING COSTS (NI 21)	208
26.	ECONOMIC ANALYSIS (NI 22)	208
27.	ADJACENT PROPERTIES (NI 23)	208
28.	OTHER RELEVANT DATA AND INFORMATION (NI 24)	208
29.	INTERPRETATIONS AND CONCLUSIONS (NI 25)	208
30.	RECOMMENDATIONS (NI 26)	210
31.	REFERENCES (NI 27)	214
32.	DATE AND SIGNATURE PAGE	215
33.	CERTIFICATES OF QUALIFIED PERSONS AND CONSENTS	216

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

LIST OF FIGURES

Figure 1 : Locality of Kigosi Project in Tanzania	2
Figure 2 : Location of Kigosi Project in Relation to Regional Infrastructure	3
Figure 3 : Corporate Structure for TRX	4
Figure 4 : Kigosi Project Licences and Holding Status	5
Figure 5 : Topographic Map of Kigosi Showing Prospect Areas and Local Infrastructure	8
Figure 6 : Diagrammatic Representation of Exploration on the Kigosi Project	9
Figure 7 : Location of Anomalies and Resources on Kigosi	12
Figure 8 : Environment Associated with the Kigosi Project	27
Figure 9 : Kigosi Camp Infrastructure	30
Figure 10 : Geological Map of Northern Tanzania	33
Figure 11 : Geological Map of Kigosi Project Area	34
Figure 12 : Geophysical Map showing Crustal Scale Structure in Northern Tanzania	35
Figure 13 : Schematic Diagram of Development of Quartz Rubble Deposits at Kigosi	39
Figure 14 : Results of Regional Airborne Geophysical Survey Showing Total Magnetic Intensity (Tan Range, 1999)	43
Figure 15 : Results of Regional Airborne Radiometric Survey Showing Potassium Results (Tan Range, 1999)	45
Figure 16 : Results and Interpretation of the LandSat (Tan Range, 2003)	46
Figure 17 : Results of Airborne Magnetic Survey showing Total Magnetic Field Intensity (AngloGold Ashanti, 2003)	48
Figure 18 : Geological Map of the Luhwaika and Igunda Prospect	50
Figure 19 : Location of IP Survey Lines over the Kigosi Project Area	52
Figure 20 : Location of IP Lines within the Luhwaika and Igunda Prospects	54
Figure 21 : Chargeability and Resistivity Cross Section Results for Lines 3250N and 2450N on the Luhwaika Prospect	55
Figure 22 : Chargeability and Resistivity Cross Section Results Lines 1650N and 0000N on the Luhwaika .	56
Figure 23 : Gradient IP Chargeability and Resistivity Colour Images for the Luhwaika and Igunda Prospects	58
Figure 24 : Location of BGC Surveys over the Kigosi Project	59
Figure 25 : BGC Survey Lines and Results for Luhwaika and Igunda Prospects	61
Figure 26 : Location of AngloGold Ashanti and TRX Soil Surveys over the Kigosi Project	63
Figure 27 : Total Soil Geochemistry Results for Kigosi Project	64
Figure 28 : AngloGold Ashanti Soil Geochemistry Results for Luhwaika and Igunda Prospects	65
Figure 29 : Location of RAB Drilling over the Kigosi Project	69
Figure 30 : Location of RAB Drilling over the Luhwaika and Igunda Prospects in Relation to the IP Survey Results	70
Figure 31 : Photo Diagram of Drill Rig and Sample Storage	71
Figure 32 : Location of RC Drilling over the Kigosi Project	74
Figure 33 : Location of Phase 1 RC Drilling, Diamond Drilling and Trenching over the Luhwaika and Igunda Prospects in Relation to Reefs	75
Figure 34 : Cross Section (Line 2450N) Showing RC and Diamond Drilling on the Luhwaika Reefs	79
Figure 35 : Location of Vertical Quartz Rubble RC Drilling over the Luhwaika Prospect	81
Figure 36 : Location of Diamond Drilling and Trenching over the Kigosi Project	86
Figure 37 : Mapped Cross Section Showing RC and Trench Results	90
Figure 38 : Photographs of the Trenching, associated Lithologies and Sampling Method	91
Figure 39 : Scatter Plots Testing the Sample Size versus Grade Relationship	95
Figure 40 : Photo Diagram of TRX s BGC Sample Preparation	105
Figure 41 : Photo Diagram of TRX s Soil Sample Preparation	108
Figure 42 : Photo Diagram of ALS-Chemex Soil Sample Preparation and Despatch Procedure	109
Figure 43 : Photo Diagram of SGS s Sample Preparation and Analysis Procedure	114
Figure 44 : Photo Diagram of Humac s Soil Sample Preparation and Analysis Procedure	115
Figure 45 : Histograms of Luhwaika Main Reef Data	127
Figure 46 : Histograms of Luhwaika West Reef Data	128
Figure 47 : Variogram for Luhwaika Main Reef	129
Figure 48 : Variogram for Luhwaika West Reef	130
Figure 49 : 3D Grade Model for the Luhwaika Main Reef	131
Figure 50 : 3D Grade Model for the Luhwaika West Reef	132
Figure 51 : Gold Model versus Drill Variance for the Luhwaika Reefs	133
Figure 52 : Quartz Rubble Kriging Models	135
Figure 53 : Quartz Rubble Thickness Histogram and Variogram	136
Figure 54 : Quartz Rubble Grade Histogram and Variogram	137

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Figure 55 : Quartz Rubble Thickness and Grade Model versus Drill Variance	139
Figure 56 : Chargeability and Resistivity Cross Section Results for Lines 1500S on the Igunda Prospect..	142
Figure 57 : Cross Section (Line 1650S) Showing RC and Diamond Drilling in Relation to the Igunda Reefs	149
Figure 58 : Histograms of Combined Igunda Reef Data	157
Figure 59 : 3D Grade Model Plan View for the Igunda A and B Reefs	158
Figure 60 : Msonga Mineralisation per Lithology Type	160
Figure 61 : Geological Map of the Msonga Prospect	161
Figure 62 : Location of IP Lines within the Msonga Prospect	163
Figure 63 : Chargeability and Resistivity Cross Section Results on the Msonga Prospect	164
Figure 64 : BGC Survey Results for Msonga Prospect	165
Figure 65 : AngloGold Ashanti Soil Geochemistry Results for Msonga Prospect	166
Figure 66 : Duplicate vs. Original plot and Mean Paired Difference Plot	172
Figure 67 : Previous versus Current geological Model	175
Figure 68 : Msonga Prospect Block Models	176
Figure 69 : Geological Map of the Msonga West Prospect	178
Figure 70 : BGC Survey Results for Msonga West Prospect	180
Figure 71 : AngloGold Ashanti and TRX Soil Survey Results for Msonga West Prospect	181
Figure 72 : Geological Map of the Bungoni Prospect	185
Figure 73 : Results of AngloGold Ashanti and TRX Soil Survey on the Bungoni Prospect	186
Figure 74 : Local Geology of the Other Properties North	191
Figure 75 : Location of Resource Categories for the Luhwaika Main and West Reefs	197
Figure 76 : Grade Tonnage Curves for Luhwaika Main Reef	198
Figure 77 : Location of Resource Blocks at Various Cutoff Grades for the Luhwaika Main Reef	199
Figure 78 : Grade Tonnage Curves for Luhwaika West Reef	200
Figure 79 : Location of Resource Categories for the Luhwaika Quartz Rubbles	201
Figure 80 : Grade Tonnage Curves for Luhwaika Quartz Rubble	203
Figure 81 : Location of Resource Categories for the Igunda Reefs	204
Figure 82 : Grade Tonnage Curves for Igunda A Reef	205
Figure 83 : Grade Tonnage Curves for Igunda B Reef	206
Figure 84 : Diagrammatic Representation Exploration and Recommendations	213
Figure 85 : QA/QC Statistics on TRX s BGC Samples	221
Figure 86 : QA/QC Statistics on TRX s Soil Samples	225
Figure 87 : QA/QC Statistics on TRX s RC Samples	229
Figure 88 : QA/QC Statistics on TRX s Vertical RC Samples	232
Figure 89 : QA/QC Statistics on TRX s RAB Samples	234
Figure 90 : QA/QC Statistics on TRX s Diamond Drilling Samples	236
Figure 91 : Comparison of International Reporting Codes	238

LIST OF TABLES

Table 1 : Summary of Projects and Shareholding	1
Table 2 : Prospect Areas within the Greater Kigosi Project Area	7
Table 3 : List of Other Experts	17
Table 4 : PL Size and Boundary Coordinates	19
Table 5 : Kigosi Project Original PLs and Joint Venture Status	24
Table 6 : Summary of Prospecting Licenses and Holding Status	24
Table 7 : Schedule of License Fees	25
Table 8 : Historical Ownership and Activities	31
Table 9 : Extent of Exploration on the Kigosi Project PLs	42
Table 10 : IP Dipole Dipole Survey Lines for Luhwaika	53
Table 11 : Soil Geochemical Results for the Kigosi Project	62
Table 12 : RAB Drilling Summary for Luhwaika	68
Table 13 : RAB Drilling Results for Luhwaika	72
Table 14 : Inclined RC Drilling Summary for Luhwaika	76
Table 15 : Inclined RC Drilling Results for Luhwaika	77
Table 16 : Shoot Statistics Based on RC Drilling Results for Luhwaika	80
Table 17 : Phase 1 Vertical RC Drilling Summary for Luhwaika	82
Table 18 : Phase 1 Vertical RC Drilling Results for Luhwaika	82
Table 19 : Phase 1 Vertical RC Drilling Notable Gold Assay Results	82
Table 20 : Vertical Quartz Rubble RC Drilling Summary for Luhwaika (Phase 2)	84

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 21 : Vertical Quartz Rubble RC Drilling Results for Luhwaika (Phase 2)	84
Table 22 : Phase 2 Vertical RC Drilling Notable Gold Assay Results	84
Table 23 : Diamond Drilling Summary for Luhwaika	87
Table 24 : Important Intersections for Diamond Drilling at Luhwaika (>0.5g/t)	87
Table 25 : Results of Twinning at Luhwaika	88
Table 26 : Important Intersections for Channel Sampling at Luhwaika (>0.3g/t)	92
Table 27 : Summary of Comparison of Vertical to Inclined RC Results	93
Table 28 : Detailed Comparison of Vertical to Inclined RC Results	94
Table 29 : Comparison of All Vertical RC and Channel Results	96
Table 30 : Comparison of Vertical RC and Channel Results over a Similar Sample Width	96
Table 31 : Comparison of Vertical RC and Channel Results with Outliers Removed	96
Table 32 : QA/QC Data for Luhwaika Soil Samples	110
Table 33 : QA/QC Data for Luhwaika RAB Samples	112
Table 34 : QA/QC Data for Luhwaika Inclined RC Samples	116
Table 35 : QA/QC Data for Luhwaika Vertical RC Samples	118
Table 36 : QA/QC Data for Luhwaika Diamond Drilling Samples	121
Table 37 : Luhwaika Database Statistics	126
Table 38 : Dimensions of the Luhwaika Wireframes	127
Table 39 : Luhwaika Main Normalised and Transformed Variogram Results	129
Table 40 : Luhwaika West Normalised and Transformed Variogram Results	130
Table 41 : Search Radii Distances for Luhwaika	130
Table 42 : Quartz Rubble Database Statistics	134
Table 43 : Quartz Rubble Limit Dimensions	136
Table 44 : Quartz Rubble Thickness Normalised and Transformed Variogram Results	137
Table 45 : Search Radii Distances for Quartz Rubble Thickness and Grade Estimation	138
Table 46 : Quartz Rubble Grade Normalised and Transformed Variogram Results	138
Table 47 : IP Dipole Dipole Survey Lines for Igunda and The Gap	141
Table 48 : RAB Drilling Summary for Igunda and The Gap	145
Table 49 : RAB Drilling Results for Igunda and The Gap	145
Table 50 : RC Drilling Summary for Igunda	146
Table 51 : RC Drilling Results for Igunda	147
Table 52 : Diamond Drilling Summary for Igunda	148
Table 53 : Important Intersections for Diamond Drilling at Igunda	150
Table 54: QA/QC Data for Igunda Soil Samples	151
Table 55 : QA/QC Data for Igunda RAB Samples	151
Table 56 : QA/QC Data for Igunda RC Samples	152
Table 57 : QA/QC Data for Igunda Diamond Drilling Samples	153
Table 58 : Igunda Database Statistics	155
Table 59 : Dimensions of the Igunda Wireframes	156
Table 60 : Basic Statistics for Quartz Veins & Schists (Ore / Shears)	174
Table 61 : Modelling Result for Msonga	174
Table 62 : QA/QC Data for Msonga West Soil Samples	182
Table 63 : QA/QC Data for Bungoni Soil Samples	187
Table 64 : Mineral Processing Results for Pilot Plant	193
Table 65 : Criteria Used for Resource Categorisation	194
Table 66 : Density Measurements	195
Table 67 : Kigosi Project Resource Statement - 1st September 2009	195
Table 68 : Summary of Resource Classification Depths for Luhwaika	196
Table 69 : TRX Exploration budget for 2012 Period	212
Table 70 : QA/QC Results for TRX s BGC Sampling Programmes	220
Table 71 : QA/QC Results for TRX s Soil Sampling Programmes	223
Table 72 : QA/QC Results for TRX s Inclined RC Sampling Programmes	227
Table 73 : QA/QC Results for TRX s Vertical RC Sampling Programmes	231
Table 74 : QA/QC Results for TRX s RAB Sampling Programmes	233
Table 75 : QA/QC Results for TRX s Diamond Drilling Sampling Programmes	235

LIST OF APPENDICES

Appendix 1 : QA/QC Details	220
Appendix 2 : Comparison between SAMREC Code and Canadian NI 43-101	237

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

1.	SUMMARY (NI 1)

The Kigosi Project is situated in northern Tanzania, approximately 900km northwest of the capital, Dar es Salaam, and a straight line distance of 175km south southwest of Mwanza and Lake Victoria (Figure 1 and Figure 2). It is located within the Kigosi Game Reserve. The Kigosi Project is comprised of 38 Prospecting Licenses (PLs) in various states of application, ownership or renewal, as summarised in Table 1 and Table 2. In addition, several areas previously under licence have not been included in Table 1 and Table 2, due to the 4 month grace period stipulated in the new Mining Act, promulgated in November 2010 to allow for investigation by the Ministry into the potential for small scale mining on the PL. These areas will be reapplied for after the 4 month grace period. The PLs are held by one of two Tanzanian registered companies namely, Tanzanian American International Development Corporation 2000 Ltd (Tanzam 2000) or Tancan Mining Company Ltd (Tancan) (Figure 3 and Figure 4). These two companies are 100% owned by TRX, which is listed on both the Toronto Stock Exchange (TSX) and New York Stock Exchange (AMEX) in northern America.

Table 1 : Summary of Projects and Shareholding

CURRENT	HOLDING	INTEREST			RENEWAL
PL NO.	COMPANY	EARNED	STATUS	VENDOR	NO.	APPL. NO.
6240/09		65%		Abby’s Mining Company Limited
6273/09		65%		Sigo Gems Limited
5665/09		90%		Megadeposit Explorers Limited
2833/04		100%		N/A (Tanzam Application)
3507/05		90%		Megadeposit Explorers Limited
6564/10	Tancan	65%		Abby’s Mining Company Limited
5369/08		90%		Megadeposit Explorers Limited
3178/05		65%		Abby’s Mining Company Limited
3181/05		65%	Active and Renewed PLs	Sigo Gems Limited
4275/07		51%		Tese Mining limited	NA
4632/07		65%		Bazo Enterprises and General Supplies Limited
4838/07		65%		Afrigold Limited
5094/08		65%		Sigo Gems Limited
5598/08		65%		Martedo Investment Limited
6449/10	Tanzam 2000	65%		Shekwavi/Bazo
6455/10		65%		Hasanet
4278/07		100%		N/A (Tanzam Application)		NA
2925/04		65%		Hasanet
2927/04		65%		Shekwavi/Bazo
2833/04		100%		N/A (Tanzam Application)	HQ-P 20923
2833/04		100%		N/A (Tanzam Application)	HQ-P17012
3507/05		90%		Megadeposit Explorers Limited	HQ-P 22389
4632/07		65%		Bazo Enterprises and general Supplies Limited	HQ-P 22171
4938/08	Tancan	65%		Abby’s Mining Company Limited	HQ-P 23814
3178/05		65%		Abby’s Mining Company Limited	HQ-P 21615
3181/05		65%	Renewal Applications	Sigo Gems Limited	HQ-P 18147
3181/05		65%		Sigo Gems Limited	HQ-P 21618
4275/07		51%		Tese Mining limited	HQ-P 21574
2191/03		100%		N/A (Tanzam Application)	HQ-P 17983
4278/07		100%		N/A (Tanzam Application)	HQ-P 21531
2040/02		51%		Tese Mining limited	HQ-P17063
2449/04	Tanzam 2000	65%		Pamwe Tutafika (T) Ltd.	HQ-P 23156
2925/04		65%		Hasanet	HQ-P 21081
2927/04		65%		Shekwavi/Bazo	HQ-P 21107
NA		51%	PLs expired New Application	Tese Mining limited		HQ-P 20939
NA	Tanzam 2000	65%		Bazo Enterprises and general Supplies Limited	NA	HQ-P 19160
NA		65%		Afrigold Limited		HQ-P 19259
NA	Tancan	100%		N/A (Tanzam Application)		HQ-P 21443

AngloGold Ashanti optioned the ground from TRX between July 2003 and September 2005. During this period they conducted magnetic surveys, geological and regolith mapping, soil sampling and limited other sampling in the area. Mapping by AngloGold Ashanti geologists revealed outcrops of deformed mafic volcanic rocks, banded iron formations (BIFs) and sub-crops of intermediate to mafic volcanic rocks which were previously not documented from the area (Kabete, 2005).

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

FIGURE 01

Independence you can trust

Tanzanian Royalty - Kigosi Project

LOCALITY OF KIGOSI PROJECT IN TANZANIA

LOCALITY WITHIN AFRICA

TANZANIA

LEGEND

- Capital City
- Towns
- Roads
- Railway Lines
- Powerlines
- International Boundaries
- Provincial Boundaries
- Rivers
- Lakes and Dams
- Conservation Areas
- Mountain Ranges
- Shinyanga Province
- Project Area

UGANDA
RWANDA
KIGALI
BURUNDI
BUJUMBURA
KENYA
NAIROBI
Lake Victoria
Bukoba
Musoma
MWANZA
KAHAMA
SHINYANGA
Shinyanga
Kigosi Project
Kigosi Game Reserve
Gombe National Park
KIGOMA
Tabora
Singida
Serengeti National Park
Ngorongoro Conservation Area
Kilimanjaro Game Reserve
Arusha
Moshi
Tsavo National Park
Tarangire National Park
Tanga
ZANZIBAR
Zanzibar
DODOMA
Morogoro
DAR ES SALAAM
Ruaha National Park
Iringa
Kidatu
Mikumi National Park
Mpanda
Sumbawanga
Mbeya
DRC
ZAMBIA
MALAWI
MOZAMBIQUE
Indian Ocean
Songea
Lindi
Mtwara
Lake Tanganyika
Lake Rukwa
Lake Bangweulu
Lake Natron
Lake Naivasha
B6
B3
B141
B129
B8
A104
A7
A14
N23
2°
6°
10°
30°
34°
38°
0
Scale
400km
N

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction. D10588_TanzanianRoyalty_Kigosi_2011

However, exploration was suspended in August 2004 due to bureaucratic delays by the Ministry of Wildlife and Nature Conservation in granting a game reserve exploration access permit to TRX to continue with further exploration work in the area. AngloGold Ashanti returned the project to TRX in September 2005 when the company downsized global exploration activities.

TRX recommenced activities at Kigosi in November 2005 when a two year renewable access permit was obtained from the Ministry of Wildlife and Nature Conservation. Since then the company has conducted extensive exploration on the Project. This report summarises the results obtained to date, and provides recommendations for future exploration activities.

TRX has been conducting intensive exploration on the Kigosi Project since early 2006. Their exploration concept involves the initial use of regional remote tools (airborne geophysics) to identify areas of interest within the Kigosi Project. These areas of interest were then followed up with on-the-ground geophysics and other exploration methods which identified variations in gold concentrations over large surface areas (biogeochemistry (BGC), soil geochemistry) in order to identify prospects. The location of these prospects in relation to the license boundaries and licences sizes are illustrated in Figure 5 and Table 2 respectively.

These prospects were then more closely investigated using invasive methods (drilling and trenching) with the aim of defining resources. Each stage of exploration was only carried out upon the successful results of the previous phase. The level of exploration carried out is graphically summarised in Figure 6. Based upon the exploration results the Kigosi Project has been divided into five Prospect areas, namely; Luhwaika, Igunda, Msonga, Msonga West and Bungoni (Figure 5). Each of these Prospects will be dealt with separately in this report, and a summary of each Prospect follows. A number of the PLs have had no prospects identified on them and these are grouped together as Other Prospects - North and Other Prospects - South.

The method of exploration utilised by TRX from initial regional scale to local invasive methods has led to the identification of a number of target prospects and the quantification of resources. Not only has the exploration identified the traditional, but previously undocumented shear zone hosted gold mineralized targets, but it has also established the presence of a surface to sub-surface horizon of unconsolidated residual in-situ auriferous vein quartz rubble. This gold deposit is essentially derived from the erosion and weathering of the shear zone hosted gold deposit (Luhwaika Prospect). As a result, TRX s method can be considered as successful, and indications are that additional discoveries are likely to be made as exploration activities extend over other prospect or target areas within the Kigosi license.

TRX is continuing to explore across the Kigosi concession and aims to grow the current targets and embryonic resource base into a world class reserve with time

The Kigosi Project covers an extensive surface area over which multiple targets for potentially economic gold mineralisation have been generated. The selection of which targets to pursue in the immediate future should not deviate from the overall exploration process which TRX has successfully employed to date. The purpose of ongoing exploration should be three fold:-

•	to continue with the delineation and estimation of resources from the current base, in the advanced projects;
•	to advance one of the early stage projects into the advanced category; and
•	to commence with grass roots exploration in areas previously unexplored.

Following this process will ensure a steady stream of projects moving along the development process with any project which does not meet the basic potential economic criteria being eliminated. This in turn will ensure the effective employment of funds in the generation of mineral assets with value.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 2 : Prospect Areas within the Greater Kigosi Project Area
PROSPECT	PL NO.	AREA (km2)
	6564/10 (portion)	30.21
Luhwaika	6240/09	33.78
	HQ-P 23814	14.90
	TOTAL AREA - LUHWAIKA	78.89
Igunda	3507/05	44.18
	HQ-P 22389	44.18
	TOTAL AREA - IGUNDA	88.36
	5598/08	17.06
	4275/07	20.50
	4838/07 (portion)	16.82
	2927/04	4.89
	6449/10	9.94
	4632/07	9.86
Msonga West	HQ-P 23156	8.50
	HQ-P 17063	21.00
	HQ-P 20939	20.70
	HQ-P 21574	21.47
	HQ-P 21107	4.88
	HQ-P 19160	10.00
	HQ-P 22171	4.90
	HQ-P 19259	21.43
	TOTAL AREA - MSONGA WEST	191.95
	5094/08	4.94
	6273/09	5.44
	3181/05	2.51
Msonga	2833/04	4.20
	HQ-P 18147	5.50
	HQ-P 21618	2.95
	HQ-P 17012	8.69
	HQ-P 20923	4.34
	TOTAL AREA - MSONGA	38.57
	3178/05	21.27
	6564/10 (portion)	12.95
Bungoni	2925/04	5.43
	HQ-P 21081	10.12
	HQ-P 21615	21.73
	TOTAL AREA - BUNGONI	71.50
	4278/07	36.41
	4838/07 (portion)	2.97
Other North	6455/10	21.50
	HQ-P 17983	38.00
	HQ-P 21443	35.60
	HQ-P 21531	37.01
	TOTAL AREA - OTHER NORTH	171.49
Other South	5665/09	159.63
	5369/08	146.31
TOTAL AREA - OTHER NORTH		305.94
GRAND TOTAL KIGOSI PROJECT AREA		946.69

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

1.1.	Luhwaika Prospect

The Luhwaika Prospect is situated in the central eastern portion of the Kigosi Project area, mainly on prospecting license PL6240/09, the majority of PL6564/10 and HQ-P23814. A fourth licence area previously held by TRX also falls within the Luhwaika Prospect, but is currently in the four month grace period. These licenses are held by either Tanzam 2000 or Tancan.

The geology associated with the Luhwaika Prospect was identified as a result of the exploration and mapping carried out within the Prospect area. The following lithologies were identified:-

•	primary intrusive rock protoliths including:-

	•	a massive to strongly foliated quartz stock-work veined biotite-granite;

	•	a coarse-grained granodiorite;

	•	a pink sodic granite; and

	•	poorly exposed zones of quartz-feldspar porphyry.

•	pillowed mafic volcanics.

The main intrusive granite has been affected by hydrothermal alteration and/or intense shearing. This is manifest by quartz-sericite schist within the two high strain shear zones which have been locally identified as the Luhwaika Main and Luhwaika West shear zones. These two shear zones trend 310° to 325°. These high strain shear zones are characterized by:-

•	definitive grain size reduction;

•	development of a strong planar shear foliation; and

•	re-crystallisation of quartz into ribbon bands.

Influx of silica-rich hydrothermal fluids has also led to the development of an alteration rock unit locally referred to as the silica-granite and commonly occurs proximal to the Luhwaika Main and Luhwaika West shear zones.

Luhwaika is a typical granite hosted shear-zone gold deposit. The reefs carry gold mineralization as evidenced by strike extensive small-scale mining and exploration shafts, and more recent drill results. The shears host low grade mineralisation within which high grade shoots occur. High grade mineralisation does not continue with depth where the dip of the shear zone steepens.

Regional exploration on the Kigosi Project was followed up by broad scale exploration over the target areas. The Luhwaika Prospect represents the target area at the most advanced stage of exploration within the Kigosi Project. The broad scale exploration comprised an on-the-ground geophysical survey, as well as BGC and soil surveys. These have subsequently been followed up with RAB, inclined and vertical RC and diamond drilling. A 100m long trench was also excavated across the Luhwaika Main reef.

During the exploration a mineralised surface quartz rubble horizon associated with the shear zones was identified. This surface represents a secondary concentration of the gold associated with the shears.

The results of the exploration have enabled orebody modelling to be carried out on the Luhwaika Main and Luhwaika West reefs as well as the Luhwaika quartz rubbles, and thereafter the derivation of mineral resources. The modelled Luhwaika Main reef is 1,902m long, 3.55m wide and reaches a maximum vertical depth of 416m. The modelled Luhwaika West reef is 1,705m long, 4.24m wide and reaches a maximum vertical depth of 232m. The dimensions are limited by the extent of the drilling.

The quartz rubble horizon was modelled with an average thickness of 1.15m over a maximum strike length of 4.0km and a maximum width of 1.6km resulting in a surface area of 3.36km2.

The Measured and Indicated resources amount to 4.63Mt at 1.37g/t Au for the Luhwaika Main reef and 4.16Mt at 0.60g/t Au for the Luhwaika West reef. The Inferred resources amount to 1.95Mt at 0.90g/t Au and 0.24Mt at 0.76g/t Au respectively.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

The Measured and Indicated resources associated with the quartz rubble amount to 3.89Mt at 0.83g/t Au. The Inferred resources associated with the quartz rubble total 6.30Mt at 0.34g/t Au.

Venmyn is of the opinion that the sampling methods and results are of a standard sufficient for the declaration of resources at Luhwaika. Adequate quality control procedures have been conducted on all aspects of the exploration at Kigosi. There is a nugget effect present which is typical of this type of gold deposit. TRX has addressed this by modifying their protocols to process additional duplicates.

In conclusion, the exploration on the Luhwaika Prospect has, to date, defined the following:-

•
as of September 2009, mineralisation at Luhwaika was primarily associated with two shear zones, the Luhwaika Main and West reefs, for which Measured and Indicated (283,000oz Au) and Inferred (62,000oz Au) resources have been estimated. Modelling has defined the Main shear zone with an average width of 3.55m to a depth of 416m, with a strike length of approximately 1,902m. Similarly, modelling has defined the West shear zone with an average width of 4.24m to a depth of 232m, with a strike length of approximately 1,705m. These parameters were limited by the extent of the drilling. These shears are characterised by shoots of high grade mineralisation situated near surface within a low grade shear zone. High grade mineralisation does not appear to continue with increasing depth or further along strike;

•
a quartz rubble deposit has been identified across Luhwaika which is of particular economic interest due to its near surface, tabular extent and unconsolidated nature. Modelling of this deposit has defined a surface area of 3.36km2 and an average thickness of 1.15m. A Measured and Indicated resource (106,000oz Au) and Inferred resource (69,000oz Au) have been classified for this deposit. Higher grade areas within the quartz rubbles are directly attributable to the erosion of the Luhwaika reefs;

•	another four targets (Luhwaika North, Luhwaika Far East, German Workings and Kitambi) for potential reefs have been identified from exploration which warrant further investigation; and

•
the Luhwaika Main, Luhwaika East, Luhwaika Far East, Kitambi and German Workings appear to be en echelon structures which require definitive delineation through drilling in order to effectively assess their potential.

The results of the exploration have led to the identification of anomalies, and the location of the defined resources in relation to the Kigosi license area is illustrated in Figure 7.

Recommendations for ongoing work at Luhwaika include:-

•
32 (thirty two) infill or extension holes on the southwestern down-dip side of the deposit at a 60m spacing along the current 100m section lines. If these infill holes are successful, it will likely provide greater confidence in the resource and possible resource classification upgrades. If the down-dip extension holes are successful, it will likely provide an increase in resource tonnage and total ounces. These holes should be drilled through both Luhwaika West and Luhwaika Main zones or to a maximum depth of 150m-200m; and

•
3 to 5 extension holes on both the northwest and southeast extension at a 60m spacing along the next sequential 100m section lines. These holes must be drilled to at least 100m depth or until the zone of interest is intercepted to confirm extension (which is currently not extrapolated in the resource model). From the cross section of the northwestern extensional it is evident that the previous shallow extension drilling would not have intercepted the ore zones (grey boreholes) but that if the wireframe were extrapolated, the newly proposed deeper extension holes would (red boreholes). If the deeper extension drilling is successful, this will likely provide an increase in resource tonnage and total ounces.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

1.2.	Igunda Prospect

The Igunda Prospect is situated in the central eastern portion of the Kigosi Project area on prospecting license PL3507/05 and HQ-P 21615, held by Tancan. The Igunda Prospect is separated from the Luhwaika Prospect to the northwest by an mbuga (or marsh) covered area termed “The Gap”. The geology associated with the Igunda Prospect was defined as a result of all the exploration carried out within the Prospect area. The bedrock lithologies include a dominant basement granite in the west, pillowed mafic volcanic rocks locally intruded by quartz feldspar porphyry and sodic granite in the west and also as enclosed slivers in the basalt.

Small-scale mining by artisanals, as well as recent diamond drilling at Igunda has exposed pillowed mafic-intermediate volcanic rocks, which show evidence for moderate to strong chlorite, sericite and epidote alteration around areas of abundant quartz veining and stringers in the northeast. A thin, poorly exposed zone of quartz-feldspar porphyry, with greatly elevated pyrite and arsenopyrite contents, is developed in close proximity to the identified auriferous shear zones which are interpreted to constitute a possible extension of the primary target (Luhwaika) which is the current focus of exploration activities.

Structural interpretation of regional aeromagnetic data, as well as field mapping has led to the identification of several sets of major lineaments. The Igunda Prospect is the second most advanced Prospect within the Kigosi Project. This broad scale exploration comprised an on-the-ground geophysical survey, as well as BGC and soil surveys. Thereafter, RAB, RC and diamond drilling has been carried out in the Igunda area, with the main focus being on the reefs.

The Igunda Prospect, like Luhwaika, is a shear-zone hosted gold deposit. However, unlike Luhwaika, which occurs within granite, the gold mineralisation at Igunda is associated with abundant quartz veins with associated sericite in chlorite schists (associated with the Kigosi Shear Corridor) in pillowed mafic volcanic rocks which have been locally intruded by fine-grained, highly siliceous quartz-feldspar porphyry. This deposit is associated with moderate to strong chlorite, sericite and epidote alteration around the quartz veins and stringers. In addition, localized silica influx has been recorded. At Igunda, two principle shear zones have been identified and were modelled as the Igunda A and B reefs.

The Igunda Prospect was identified as a target area specifically due to the presence of the Igunda artisanal workings. These surface and underground artisanal workings were focussed on the extraction of the reefs.

The results of the exploration have enabled orebody modelling to be carried out on the Igunda A and B reefs and thereafter the derivation of mineral resources. The modelled Igunda A reef is 541m long, 2.80m wide and reaches a maximum vertical depth of 190m. The modelled Igunda B reef is 538m long, 1.14m wide and reaches a maximum vertical depth of 167m. The dimensions are limited by the extent of the drilling.

The Indicated resources amount to 0.18Mt at 3.68g/t Au for the Igunda A reef. The Inferred resources on the A and B reefs amount to 0.20Mt at 3.34g/t Au and 0.24Mt at 3.27g/t Au, respectively.

Venmyn is of the opinion that the sampling methods and results are of a standard sufficient for the declaration of resources at Igunda. Adequate quality control procedures have been conducted on all aspects of the exploration at Igunda.

In conclusion exploration has identified the following (Figure 7):-

•
as of September 2009, mineralisation at Igunda was primarily associated with two shear zones, the Igunda A and B reefs, for which Indicated (21,000oz) and Inferred (46,000oz) resources have been estimated. Modelling has defined the A reef with an average width of 2.80m to a depth of 190m, with a strike length of approximately 541m and the B reef with an average width of 1.14m to a depth of 167m, with a strike length of approximately 538m. These parameters were limited by the extent of the drilling. These shears are characterised by relatively high grade mineralisation. Mineralisation appears to continue with increasing depth and along strike;

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

•	elluvial quartz rubble was intersected at Igunda but further investigation showed that its extent does not warrant further investigation; and

•	another four targets (Igunda South, Igunda West, Igunda Far West A and Igunda Far West B) for potential reefs have been identified from exploration which warrant further investigation.

Recommendations for ongoing work at Igunda include:-

•
that while Igunda seems a moderately low grade prospect, Venmyn would suggest infill drilling on half the current section spacing. This would constitute five new section lines. Each section line should target 5 drill intersections in Igunda 1 and 2 shears respectively. This would total 25 infill holes. If successful, this will likely provide greater confidence in the resource and possible resource classification upgrades; and

•
extensional drilling may not be a viable option at Igunda at this stage as not enough is known. Onsite geologists will need to review existing and new data to decide whether extending further section lines is prospective.

1.3.	Msonga Prospect

The Msonga Prospect is situated in the far northeast of the Kigosi license area, on licenses PL5094/08, PL6273/09, PL3181/05, PL2833/04, HQ-P 18147, HQ-P 21618, HQ-P 17012 and HQ-P 20923. The licenses are held by one of the two Tanzanian registered companies, Tanzam 2000 or Tancan.

The geology associated with the Msonga Prospect was identified as a result of all the exploration carried out within the Prospect area. The dominant bedrock lithologies include undifferentiated basement granite in the west and basaltic mafic rocks in the east, marking the extension of the Ushirombo greenstone belt.

This prospect was identified by the early regional geophysical exploration and has been subject to a fairly large amount of reconnaissance type exploration. It is the third most explored prospect at Kigosi, after Luhwaika and Igunda. Msonga was originally subjected to IP, BGC and soil surveys, the results of which warranted follow up RAB and RC drilling which succeeded in defining only a minor, low-grade gold occurrence, not suitable for resource declaration.

Structural interpretation of regional aeromagnetic data, as well as field mapping has led to the identification of several sets of major lineaments.

The earlier geochemical and structural studies covering this area had identified the presence of a substantial (7 km long) Au-in-soil anomaly hosted in mafic greenstone rocks. Dominant regional structures in the area (Ushirombo greenstone belt) generally trend east-west and are associated with the development of swarms of auriferous quartz veins such as those being currently mined by small-scale miners in the Katente area at Ushirombo. The Msonga Prospect is located between 3-5km along strike from these artisanal workings, and as such it was considered conceivable that the Msonga Prospect represented a similar setting to the Igunda Prospect (i.e.: a greenstone and shear zone hosted gold deposit).

The resource drilling exploration work has delineated a minor gold occurrence, which at this stage does not meet the definition of Resources, namely prospects for eventual economic extraction . Despite the significant drilling work conducted to date, this has been insufficient to confirm the nature of the mineralisation within the area. The mineralisation and mineralisation controls are poorly understood and/or poorly constrained at the Msonga Prospect.

The highest mean grade is within the quartz veins (Qv) but there are very few samples logged with this lithology. The pedolithic units contain a fair proportion of the gold content, with the other lithology units containing very low grades (~low amounts of gold) on average. The undifferentiated basalt contains a reasonably high degree of the gold but the highly skewed nature of the distributions renders arithmetic means (and log means) possibly unreliable.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

1.4.	Msonga West Prospect

The Msonga West Prospect occurs in the far northwest of the Kigosi Project area and covers 14 PLs, held by either Tanzam 2000 or Tancan.

The geology associated with Msonga West Prospect was identified as a result of all the exploration carried out within the Prospect area. The dominant bedrock lithologies include undifferentiated basement granite in the east and an undifferentiated Proterozoic age assemblage including siliceous siltstones, buff shales and ferruginous sandstones assigned to the Bukoban system, in the west. Structural interpretation of regional aeromagnetic data has led to the identification of several sets of major lineaments

The Msonga West Prospect has only been subjected to limited reconnaissance type exploration, and while this exploration has highlighted several areas for more focussed and detailed exploration, work conducted to date has been insufficient to confirm the nature of the mineralisation within the area.

This prospect was identified by the early regional geophysical exploration, with the deep seated N/S structure identified in the magnetic intensity results being an area of interest with respect to potential gold mineralisation. The project area is still at a relatively early stage of exploration with reconnaissance BGC and soil surveys being carried out over the area in question.

Regional geophysics has identified additional deep seated structures which may also be potential plumbing systems for mineralisation. BGC and soil geochemistry have identified multiple anomalies which warrant further investigation (Figure 7). However due to the low intensity and small size of the anomalies, no exploration is recommended over the Msonga West Prospect in the short term.

1.5.	Bungoni Prospect

The Bungoni Prospect is situated northwest of the Luhwaika Prospect on PL3178/05, PL6564/10, PL2925/04, HQ-P 21081 and HQ-P 21615. These licenses are held by Tanzam 2000 or Tancan.

The geology associated with Bungoni Prospect was identified as a result of all the exploration carried out within the Prospect area. The prospect encompasses the northwest extension of the Kigosi Shear Zone system. The dominant bedrock lithologies include undifferentiated basement granite and two sizeable rafts of basaltic mafic rocks evident in the north and southwest. Structural interpretation of regional aeromagnetic data has led to the identification of several sets of major lineaments

The Bungoni prospect has only been subjected to reconnaissance type exploration and while this exploration has highlighted several areas for more focussed and detailed exploration, work conducted to date has been insufficient to confirm the nature of the mineralisation within the area.

The Bungoni prospect was identified by the early regional geophysical exploration, with the deep seated N/S structure identified in the magnetic intensity results being an area of interest with respect to potential gold mineralisation. The project area is still at a relatively early stage of exploration with only a reconnaissance soil survey being carried out over the area in question.

The soil geochemistry has identified a number of low grade anomalies (Figure 7). However due to the low grade and small size of these anomalies, no exploration is recommended over the Msonga West Prospect in the short term.

1.6.	Other Prospect - North

A number of PLs in the northwest of the Kigosi Project have been subject to limited regional exploration without the identification and naming of any significant prospects. These include PL4278/07, PL4838/07, PL6455/10, HQ-P 17983, HQ-P 21443 and HQ-P 21531 and are held by Tanzam 2000 and / or Tancan.

The only exploration carried out within these PLs is regional airborne geophysics.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

The results of the Tan Range regional airborne total magnetic intensity survey show the presence of Koban dykes and deep seated structures within the area. The radiometric results of this survey highlight the presence of granites in the area. Structural interpretation of regional aeromagnetic data, has identified the presence of an intense structural fabric trending northwest to north-northwest with a shallow to moderate dip towards the southwest. In the east, a broad zone with several sub-parallel and very prominent northwest-trending structural lineaments appear to mark the northwest extension of the mapped Luhwaika Shear Zone system, and also coincides with the interpreted edge of the Kigosi-Haneti Granatoid Tectonic Domain boundary.

Other significant structural trends identified from the aeromagnetic data trend northeast-so, and are interpreted to represent younger Karoo aged dolerite dykes. In addition, a series of subtle NS-trending regional scale lineaments occur to the west, centre and east of the prospect area. A series of EW-trending faults appear to displace the regional NW-trending shear fabric in the northeast.

No ground mapping or sampling has been conducted over the area and consequently, no commentary regarding the presence or nature of mineralisation can be made.

In conclusion, regional geophysics has identified deep seated structures that warrant further investigation.

It is recommended that TRX commence gradient IP and/or soil geochemistry over the Other Prospects North as a follow up to the regional geophysics.

1.7.	Other Prospect - South

A number of PLs to the far south of the Kigosi Project have been subject to no exploration. These include PL 5665/09 and PL5369/08 and are held by either Tanzam 2000 or Tancan. No exploration whatsoever has been conducted over these licenses. Consequently no commentary regarding the local geology and/or mineralisation can be made at this stage.

It is recommended that TRX commence with gradient IP over the most southerly properties in order to start the exploration progress in this area.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

2.	INTRODUCTION (NI 2)

	2.1.	Terms of Reference

Venmyn, as Independent Qualified Person/s, were requested by the Directors of TRX to prepare a technical report on the company s Kigosi Project. This document has been prepared in accordance with the updated June 2011, National Instrument 43 101 Standards of Disclosure for Mineral Projects, Form 43-101F and Companion Policy 43-101CP as well as the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM Standards). These guidelines are considered by Venmyn to be a concise recognition of the best practise due diligence methods for this type of mineral project and accord with the principles of open and transparent disclosure that are embodied in internationally accepted Codes for Corporate Governance.

TRX has been listed on the TSX since (29th October 2001) and on the NYSE AMEX Equities since (12th May 2005). This technical report has been prepared to meet the reporting requirements of the TSX and serves as an independent record of all historical and recent exploration results on the Kigosi project. It incorporates all material information on the project which will enable investors to make a reasoned and balanced judgement regarding the technical merits of this ongoing exploration project.

	2.2.	Qualified Persons Declaration

Venmyn is an independent advisory company. Its consultants and associate, Mr J Glanvill, have extensive experience in preparing Qualified Persons, Technical Advisors and valuation reports for mining and exploration companies. Venmyn s advisors writing this report have, collectively, more than 25 years of experience in the assessment and evaluation of mining and exploration projects and are members in good standing of appropriate professional institutions. The signatories to this report are qualified to express their professional opinions on the mineral assets described. To this end, a Qualified Persons Certificate is presented in Section 33.

	2.3.	Sources of Information

This work has been based upon technical information which has been supplied by TRX and its subsidiary companies and which has been independently due diligenced by Venmyn, where possible. TRX has warranted in writing that it has openly provided all material information to Venmyn which, to the best of its knowledge and understanding, is complete, accurate and true. Details of all reports utilised by Venmyn are included in the reference list in Section 31.

	2.4.	Site Visit and Field Involvement

A site visit was carried out by Mrs C. A Telfer between the 11th to the 17th of March 2009. Subsequent visits were carried out by Mr J. Glanvill from the 12th to the 17th September 2010 and from the 22nd to the 27th of March 2011. All active prospects were visited and infrastructure inspected at least once on these visits. The first and second visits also included laboratory audits by the authors. On site data audits were also conducted.

3.	RELIANCE ON OTHER EXPERTS (NI 3)

Venmyn has relied upon a number of experts opinions. These are listed in Table 3. Resource and orebody modelling reports conducted by Mr J. Glanvill were relied on directly for the declaration of resources in this technical report. Dr. C. Lemmer s opinion was relied on only in confirming Venmyn s thoughts and is not represented in this technical report. Venmyn has relied on information provided by TRX concerning the legal, political and environmental state of affairs with regardis to the project.

Table 3 : List of Other Experts

AREA OF EXPERTISE	EXPERT’S NAME	COMPANY	REPORT TITLE
3D Orebody Modelling	Mr Justin Glanvill	Glanvill Geo Consulting cc (GGC)	Kigosi Gold Resource Estimation Methodology Notes, Luhwaika and Igunda Targets, April 2009.
Resource Estimation
Geostatistics	Dr Carina Lemmer	Consultant	Opinion on the results of the drilling versus the trenching, May 2009.
3D Orebody Modelling Resource Estimation	Mr Justin Glanvill	GGC	Luhwaika Quartz rubble Gold Resource Estimation Methodology Notes, September 2009.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

4.	PROPERTY DESCRIPTION AND LOCATION (NI 4)

4.1.	Location

The Kigosi Project is situated in the Ushirombo District, Shinyanga Province of Tanzania. The Kigosi Project is situated in northern Tanzania 900km northwest of the capital, Dar es Salaam, and a straight line distance of 175km south southwest of Mwanza and Lake Victoria (Figure 1 and Figure 2). It is located within the Kigosi Game Reserve. The Kigosi Project is comprised of 38 Prospecting Licences (PLs) in various states of application, ownership or renewal. Several areas previously under licence have not been included in Table 4, due to the four month grace period stipulated in the new Mining Act, promulgated in November 2010 to allow for investigation by the Ministry into the potential for small scale mining on the PL. These several areas will be reapplied for after the four month grace period. The size and coordinates of each of the PL s are listed in Table 4.

The property boundaries have been located using a GIS software package (MapInfo), using standard geographical co-ordinates as indicated in the table above. The boundaries have not been surveyed or pegged as there is no requirement to do so for application purposes. TRX record their position within the PLs by way of hand held GPS.

4.2.	Legal Aspects and Mineral Tenure

PLs within Tanzania are valid for seven years (subject to fees and other conditions). This seven year period is comprised of:-

•	an initial option period of 3 years;
•	a first renewal period of 2 years; and
•	a second renewal period of 2 years.

At each renewal date, the PL area must be reduced by a minimum of 50%. The licence holder selects the reduced area for retention, and the remaining 50% or more of the initial PL area is returned to the Ministry for Energy and Minerals (MEM). The portion returned to the MEM can be reapplied for as a New Application under a different company name. Currently a subsidiary company under the same parent umbrella may apply for the New Application.

TRX gained control of the project in 1999 by acquiring eight PLs covering an area of 597.59km2 (Figure 4). One licence is wholly owned by Tanzam 2000, and the other seven licences were acquired by signing option agreements with various Tanzanian vendors (Table 5). A ninth licence, a prospecting reconnaissance licence (PLR) was acquired by Tancan by signing an option agreement with a Tanzanian vendor on 30th September 2002 (Table 5 and Figure 4).

As at 1st September 2011, the greater Kigosi Project Area consisted of 38 Prospecting Licences (PLs) in various states of application, ownership or renewals, covering ~932km2 (Table 6). These licences, renewals and applications from all except one of the original nine licences were acquired by Tanzam 2000 and Tancan between 1988 and 2002. The status of the licenses are summarised in Table 6 and illustrated graphically in Figure 4.

TRX manage the Kigosi PLs under its two subsidiary companies Tancan and Tanzam 2000. In order to retain important areas within the Kigosi Project Area, any mandatory relinquishments to the MEM are re-applied for by one or other of the subsidiary companies (i.e. if Tanzam 2000 relinquishes an area, Tancan makes an application for the area relinquished, and visa versa).

The turn-around time for renewals and applications by the MEM is generally between six and 24 months. Before a renewal or application is formally granted, however a so called “Letter of Offer” is received from MEM which all but guarantees the applicant s licence once the licence fee has been paid. It then takes a minimum of three months before the licence is formally issued. In the case of a renewal, the applicant may commence ground work as soon as the Letter of Offer has been received. However, in the case of new licence applications, exploration can only commence once the new licence has been formally issued. . In terms of security of tenure, there are recorded cases of explorers loosing ground during a renewal process, mainly as a result of the granting of Prospecting Mining Licences (PMLs) or claims over a pre-existing PL. However, TRX s Dar Es Salaam office have personnel that are dedicated to the management of their PLs, applications and renewals and have a track record of efficient management thereof.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 4 : PL Size and Boundary Coordinates

CURRENT	RENEWAL	APPLICATION	CURRENT	RENEWAL	APPLICATION	CURRENT CO-ORDINATES		RENEWAL CO-ORDINATES	APPLICATION CO- ORDINATES
PL NO.	NO.	NO.	AREA (km2)	AREA (km2)	AREA (km2)
						03033’50”	31041’08”
6240/09	NA	NA	33.78	NA	NA	03033’50”	31043’50”
						03037’30”	31043’50”
						03037’30”	31041’08”
						03024’00”	31042’15”
6273/09	NA	NA	5.44	NA	NA	03024’00”	31043’37”
						03025’10”	31043’37”
						03025’10”	31042’15”
						03°47’51’’	31°33’00’’
						03°42’00’’	31°33’00’’
						03°42’00’’	31°38’00’’
5665/09	NA	NA	159.63	NA	NA	03°45’00’’	31°38’00’’
						03°45’00’’	31°44’40’’
						03°47’40’’	31°44’40’’
						03°47’40’’	31°36’45’’
						03°47’51’’	31°36’45’’
						03025’10”	31040’53”
2833/04	NA	NA	4.20	NA	NA	03025’10”	31042’15”
						03026’04”	31042’15”
						03026’04”	31040’53”
						03037’30”	31041’30”
3507/05	NA	NA	44.18	NA	NA	03037’30”	31045’00”
						03041’12”	31045’00”
						03041’12”	31041’30”
						03030’42”	31039’07”
2925/04	NA	NA	5.43	NA	NA	03030’42”	31040’00”
						03032’30”	31040’00”
						03032’30”	31039’07”
						03025’27”	31030’00”
						03025’27”	31032’00”
2927/04	NA	NA	4.89	NA	NA	03025’00”	31032’00”
						03025’00”	31032’30.5”
						03025’55.8”	31032’30.5”
						03025’55.8”	31030’00”
						03032’30”	31038’00”
						03032’30”	31039’33”
3178/05	NA	NA	21.27	NA	NA	03034’28”	31039’33”
						03034’28”	31041’08”
						03035’28.5”	31041’08”
						03035’28.5”	31038’00”

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

CURRENT	RENEWAL	APPLICATION	CURRENT	RENEWAL	APPLICATION	CURRENT CO-ORDINATES		RENEWAL CO-ORDINATES	APPLICATION CO- ORDINATES
PL NO.	NO.	NO.	AREA (km2)	AREA (km2)	AREA (km2)
						03024’00”	31040’53”
3181/05	NA	NA	2.51	NA	NA	03024’00”	31042’15”
						03024’32”	31042’15”
						03024’32”	31040’53”
						03028’17.5”	31033’30”
4275/07	NA	NA	20.50	NA	NA	03028’17.5”	31037’00”
						03030’00”	31037’00”
						03030’00”	31033’30”
						03034’31”	31030’00”
4278/07	NA	NA	36.41	NA	NA	03034’31”	31034’17”
						03037’00”	31034’17”
						03037’00”	31030’00”
						03025’22”	31034’27”
4632/07	NA	NA	9.86	NA	NA	03025’22”	31035’44”
						03026’30”	31035’44”
						03026’30”	31034’27”
						03026’30”	31037’00”
						03026’30”	31039’30”
4838/07	NA	NA	19.79	NA	NA	03027’30”	31039’30”
						03027’30”	31040’00”
						03028’36”	31040’00”
						03028’36”	31037’00”
						03°24’ 00’’	31°43’ 37’’
5094/08	NA	NA	4.94	NA	NA	03°24’ 00’’	31°45’ 00’’
						03°25’ 10’’	31°45’ 00’’
						03°25’ 10’’	31°43’ 37’’
						03°47’40’’	31°44’40’’
						03°45’00’’	31°44’40’’
5369/08	NA	NA	146.31	NA	NA	03°45’00’’	32°00’00’’
						03°47’51’’	32°00’00’’
						03°47’51’’	31°49’00’’
						03°47’40’’	31°49’00’’
						03°30’00’’	31°30’00’’
5598/08	NA	NA	17.06	NA	NA	03°30’00’’	31°32’30’’
						03°32’00’’	31°32’30’’
						03°32’00’’	31°30’00’’
						03°25’00’’	31°32’ 30.5’’
6449/10	NA	NA	9.94	NA	NA	03°25’00’’	31°34’ 27’’
						03°26’30’’	31°34’ 27’’
						03°26’30’’	31°32’ 30.5’’

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

CURRENT	RENEWAL	APPLICATION	CURRENT	RENEWAL	APPLICATION	CURRENT CO-ORDINATES		RENEWAL CO-ORDINATES		APPLICATION CO- ORDINATES
PL NO.	NO.	NO.	AREA (km2)	AREA (km2)	AREA (km2)
						03°28’36’’	31°37’00’’
6455/10	NA	NA	21.50	NA	NA	03°28’36’’	31°40’00’’
						03°30’42’’	31°40’00’’
						03°30’42’’	31°37’00’’
						03032’30”	31039’33”
						03032’30”	31047’00”
						03037’30”	31047’00”
6564/10	NA	NA	43.15	NA	NA	03037’30”	31046’32”
						03033’50”	31046’32”
						03033’50”	31041’08”
						03034’28”	31041’08”
						03034’28”	31039’33”
								03°25’10’’	31°39’ 30’’
2833/04	HQ- P17012	NA	NA	8.69	NA			03°25’10’’	31°40’ 53’’
								03°27’00’’	31°40’ 53’’
								03°27’00’’	31°39’ 30’’
								03°28’14’’	31°30’00’’
2040/02	HQ- P17063	NA	NA	21.00	NA			03°28’14’’	31°33’30’’
								03°30’00’’	31°33’30’’
								03°30’00’’	31°30’00’’
								03034’00”	31034’17”
2191/03	HQ- P17983	NA	NA	38.00	NA			03034’00”	31038’00”
								03037’00”	31038’00”
								03037’00”	31034’17”
								03024’00”	31039’30”
3181/05	HQ-P 18147	NA	NA	5.50	NA			03024’00”	31040’53”
								03025’10”	31040’53”
								03025’10”	31039’30”
								03026’04”	31040’53”
2833/04	HQ-P 20923	NA	NA	4.34	NA			03026’04”	31042’15”
								03027’00”	31042’15”
								03027’00”	31040’53”
								03030’42”	31037’00”
								03030’42”	31039’07”
2925/04	HQ-P 21081	NA	NA	10.12	NA			03032’30”	31039’07”
								03032’30”	31038’00”
								03033’00”	31038’00”
								03033’00”	31037’00”
								03025’55.8”	31030’00”
2927/04	HQ-P 21107	NA	NA	4.88	NA			03025’55.8”	31032’30.5”
								03026’30”	31032’30.5”
								03026’30”	31030’00”

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

CURRENT	RENEWAL	APPLICATION	CURRENT	RENEWAL	APPLICATION	CURRENT CO-ORDINATES	RENEWAL CO-ORDINATES		APPLICATION CO- ORDINATES
PL NO.	NO.	NO.	AREA (km2)	AREA (km2)	AREA (km2)
							03032'00”	31030'00”
4278/07	HQ-P 21531	NA	NA	37.01	NA		03032'00”	31034'17”
							03034'31”	31034'17”
							03034'31”	31030'00”
							03026'30”	31033'30”
4275/07	HQ-P 21574	NA	NA	21.47	NA		03026'30”	31037'00”
							03028'17.5”	31037'00”
							03028'17.5”	31033'30”
							03024'32”	31040'53”
3181/05	HQ-P 21618	NA	NA	2.95	NA		03024'32”	31042'15”
							03025'10”	31042'15”
							03025'10”	31040'53”
							03035'28.5”	31038'00”
3178/05	HQ-P 21615	NA	NA	21.73	NA		03035'28.5”	31041'08”
							03037'30”	31041'08”
							03037'30”	31038'00”
							3° 25' 22”	31° 35' 44”
4632/07	HQ-P 22171	NA	NA	4.90	NA		3° 25' 22”	31° 37' 00”
							3° 26' 30”	31° 37' 00”
							3° 26' 30”	31° 35' 44”
							03037'30”	31038'00”
3507/05	HQ-P 22389	NA	NA	44.18	NA		03037'30”	31041'30”
							03041'12”	31041'30”
							03041'12”	31038'00”
							03030'00”	31033'46”
2449/04	HQ-P 23156	NA	NA	8.50	NA		03030'00”	31035'00”
							03032'00”	31035'00”
							03032'00”	31033'46”
							3° 35' 21”	31° 43' 50”
4938/08	HQ-P 23814	NA	NA	14.90	NA		3° 35' 21”	31° 46' 32”
							3° 37' 30”	31° 46' 32”
							3° 37' 30”	31° 43' 50”
									03026'30”	31030'00”
NA	NA	HQ-P 20939	NA	NA	20.70				03026'30”	31033'30”
									03028'14”	31033'30”
									03028'14”	31030'00”
									03024'00”	31035'00”
									03024'00”	31037'00”
NA	NA	HQ-P 19160	NA	NA	10.00				03025'22”	31037'00”
									03025'22”	31034'27”
									03025'00”	31034'27”
									03025'00”	31035'00”

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

CURRENT	RENEWAL	APPLICATION	CURRENT	RENEWAL	APPLICATION	CURRENT CO-ORDINATES	RENEWAL CO-ORDINATES	APPLICATION CO- ORDINATES
PL NO.	NO.	NO.	AREA (km2)	AREA (km2)	AREA (km2)
								03013’50”	31037’50”
NA	NA	HQ-P 19259	NA	NA	21.43			03013’50”	31039’22”
								03015’00”	31039’22”
								03015’00”	31037’50”
								03032’00”	31034’17”
								03032’00”	31035’00”
								03030’00”	31035’00”
NA	NA	HQ-P 21443	NA	NA	35.60			03030’00”	31037’00”
								03033’00”	31037’00”
								03033’00”	31038’00”
								03034’00”	31038’00”
								03034’00”	31034’17”

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 5 : Kigosi Project Original PLs and Joint Venture Status

ORIGINAL PL NO.	ORIGINAL AREA (km2)	ORIGINAL LICENCE HOLDER/VENDOR	JV DATE	INTEREST EARNED

936/1998	81.67	Tese Mining Company Ltd. & F-B Minerals Limited	11-Dec-98	51% Tanzam 2000
947/1998	39.77	Bazo Enterprises & General Supplies Limited	22-Jan-99	65% Tanzam 2000
1223/1999	84.00	Afrigold Limited	22-Jan-99	65% Tanzam 2000
1400/1999	34.28	Mertedo Investments Limited	05-Jul-99	65% Tanzam 2000
1251/1999	147.00	Tanzam 2000	NA	100% Tanzam 2000
1180/1998	154.30	Abbys Mining Company Limited	22-Jan-99	65% Tanzam 2000
1192/1998	34.57	Charles S. Shumbi	29-Jan-99	100% Tanzam 2000
66/1992	22.00	Sego Gem Limited	27-Jan-99	65% Tanzam 2000
2019/2002	495.10	Mega Deposit Explorers Limited	30-Sep-02	90% Tancan
TOTAL	1,092.69

As a result of these dedicated resources, TRX have not, to-date, had any significant issues concerning the security of their PLs or the granting of applications and/or renewals. If, as in the case of the Kigosi Project, licences fall within a Forest Reserve and Game Controlled Area, additional authorization must be sought from the Ministry of Natural Resources and Tourism (MNRT). In the case of the Kigosi Project, such consent has been granted, subject to the payment of an annual fee (Section 4.4).

Table 6 : Summary of Prospecting Licenses and Holding Status

CURRENT PL NO.	STATUS	EXPIRY DATE	APPL. DATE	RENEWAL NO.	APPL.N NO.	CURRENT AREA (km2)		RENEWAL AREA (km2)	APPL. AREA (km2)

6240/09		30-Dec-12				33.78
6273/09		30-Dec-12				5.44
5665/09		18-Mar-12				159.63
2833/04		29-Oct-11				4.20
3507/05		08-Sep-12				44.18
6564/10		12-Aug-13				43.15
5369/08		23-Oct-11				146.31
3178/05		21-Apr-12				21.27
3181/05	Active and	21-Apr-12				2.51
4275/07	Renewed	15-Apr-12	NA	NA	NA	20.50		NA	NA
4632/07	PLs	06-Aug-12				9.86
4838/07		21-Nov-12				19.79
5094/08		20-Jul-13				4.94
5598/08		30-Dec_11				17.06
6449/10		20-Jun-13				9.94
6455/10		07-Jun-13				21.50
4278/07		06-Apr-12				36.41
2925/04		05-Dec-11				5.43
2927/04		13-Dec-11				4.89
TOTAL ACTIVE LICENCES						610.79
2833/04			30-Oct-09	HQ-P 20923				4.34
2833/04			30-Oct-07	HQ-P17012				8.69
3507/05			09-Sep-10	HQ-P 22389				44.18
4632/07			09-Aug-10	HQ-P 22171				4.90
4938/08			27-Jun-11	HQ-P 23814				14.90
3178/05			22-Apr-10	HQ-P 21615				21.73
3181/05	Renewal Applications		22-Apr-08	HQ-P 18147				5.50
3181/05		NA	22-Apr-10	HQ-P 21618	NA	NA		2.95	NA
4275/07			16-Apr-10	HQ-P 21574				21.47
2191/03			28-Mar-08	HQ-P 17983				38.00
4278/07			08-Apr-10	HQ-P 21531				37.01
2040/02			01-Nov-07	HQ-P17063				21.00
2449/04			23-Feb-11	HQ-P 23156				8.50
2925/04			07-Dec-09	HQ-P 21081				10.12
2927/04			14-Dec-09	HQ-P 21107				4.88
TOTAL LICENCES UNDER RENEWAL								248.17
	PLs expired New Application		02-Nov-09			HQ-P 20939			20.70
NA		NA	11-Sep-08	NA		HQ-P 19160	NA	NA	10.00
			03-Oct-08			HQ-P 19259			21.43
			29-Mar-10			HQ-P 21443			35.60
TOTAL LICENCES UNDER APPLICATION									87.73
GRAND TOTAL PL’s UNDER CONSIDERATION (GREATER KIGOSI PROJECT)									946.69

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

4.3.	Royalties, Fees and Taxes

With respect to the PL s no royalties or taxes are payable to the MEM, and normal exploration expenditures will be subjected to tax regulations as set out by the Tanzania Revenue Authority (TRA). Table 7 summarises the fees associated with PLs, and are payable to the MEM.

Table 7 : Schedule of License Fees
PERIOD	FEES PAYABLE (USD/km2)
Initial Option Period (3yrs)	20
First Renewal Period (2yrs)	30
Second Renewal Period (2yrs)	50

According to the New Tanzanian Mining Act passed in November 2010, which superseded the previous Mining Act of 1992, once mining begins, royalties are payable in the order of 4% for precious and base metals, 6% for diamonds and gemstones, and 7% for uranium.

As discussed above, consent from the MNRT, to operate within a Game Reserve has been obtained for the Kigosi Project Area. This consent is subject to a fee of USD105,000 per annum payable to the MNRT.

4.4.	Impact of the Project on the Environment

Tanzania has a large number of protected areas devoted to wildlife conservation including National Parks (National Ordinance Cap 412), Game Reserves, Game Controlled Areas (Wildlife Conservation Act No.12 of 1974) and Forest Reserves (Forest Reserves Cap 389). These are gazetted areas and cover approximately 30% of the country s land mass. The Kigosi Project PLs are situated within the northern reaches of the Kigosi Game Controlled Area (Figure 5).

The Wildlife Act No.12 of 1974 does not deal with mining in Game Reserves and Game Controlled Areas. However, it does empower the Directors of Wildlife to issue permits to enter these wildlife areas. The Act prohibits the creation of structures, pits or gadgets that may injure the wildlife, except with permission from the Director.

The MEM conducted a survey which identified that 89% of all known minerals in Tanzania occur in protected areas. The Ministry is aware that exploration does not involve processes which significantly damage the environment, and therefore should be allowed to be carried out within protected areas. It also realises that formal mining involves the clearing of substantial surface areas and the resultant destruction of the associated fauna and flora and also possibly water catchment areas and wetlands.

The Ministry is also aware that the small scale artisanal miners have little concern for the environment and leave their workings open, to the endangerment of the wildlife. They also destroy trees and edible fauna in order to survive. On the other hand formal mining operations utilise rehabilitation plans and funding to restore the environment.

Mining was previously regulated by the Mining Act 1992, which was superseded by the new Mining Act (November 2010). The Act states that the license holder is required to obtain permission from the relevant authority before carrying out any work within the protected area.

The authority is required to give permission subject to the implementation of conditions aimed at minimising the disturbances to the environment and ultimately to rehabilitation of any disturbances.

It is pertinent to note that the Tulawaka Mine is located within the Biharamulu Forest Reserve and is currently carrying out legal mining operations. However this reserve is managed by the Department of Forestry.

The Kigosi Game Controlled Area is typically divided into hunting blocks and then leased out to hunting parties. Although the company is only utilising Kigosi to explore for minerals, it was still obliged to obtain a permit. The permit for the “use of the Kigosi North Hunting Block solely for exploration of minerals for a period to be specified in an Agreement between TRX and the Director of Wildlife” was issued by the Ministry of Natural Resources and Tourism in 2005. Tanzam 2000 was required to pay a fee of USD105,000 per annum for this permit, which it duly did.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

The current activities occurring within the Kigosi North Hunting Block, not associated with Tanzam 2000, include:-

•
artisanal mining of the laterite layer by way of small pits and the shear zones at Luhwaika, Igunda and the German Workings by way of vertical or semi vertical shafts (Figure 8). The government is aware of this and is committed to assist with curbing these activities. To this end, Game Wardens are always on site. A study in 2005 identified the need to increase beekeeping, agriculture and livestock keeping to commercial levels to replace the dependence of the local people on illegal mining activities;

•	bee keeping;

•	burning of the grass during the dry season;

•	limited poaching; and

•	limited removal of trees for charcoal production.

The current effect of the exploration within the Kigosi North Hunting Block is limited. TRX is committed to minimising their effects on the environment and ensures that the following is carried out on a regular basis:-

•	all drilling sites are cleared immediately upon completion;

•	no trees are destroyed during the exploration processes; and

•	the recently excavated trench will be closed as soon as the sample results are obtained from the laboratory.

TRX believes that the Kigosi North Hunting Block may be de-gazetted if a mining operation becomes viable.

It must be noted that the border of the Kigosi Game Reserve has changed in recent years, moving north and eastwards by approximately 25km in both directions (Figure 2). Official records only show the previous boundary, and not the recent modifications to this. TRX has tried on a number of occasions to obtain clarity on the current official reserve boundary but to no avail.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
FIGURE 08
Tanzanian Royalty - Kigosi Project

ENVIRONMENT ASSOCIATED WITH THE KIGOSI PROJECT

LATERITE QUARTZ RUBBLE MINING LUHWAIKA ARTISANAL WORKINGS

ARTISANAL SHAFT AT LUHWAIKA ARTISANAL WORKINGS

ARTISANAL SHAFT

ARTISANAL SHAFT

TOPOGRAPHY AND VEGETATION OVER WOODLAND / FOREST

TOPOGRAPHY AND VEGETATION OVER MBUGA (BLACK COTTON SOILS)

Source: Venmyn

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1008_TanzanianRoyalty_Kigosi_2011

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY (NI 5)

5.1.	Accessibility

Access to the project site from Dar es Salaam is by air to Mwanza and then by tarred and dirt road to the camp (Figure 1 and Figure 2).

On average, five flights per day are scheduled between Dar es Salaam and Mwanza on commercial airlines (Precision Air and Tanzanian Airlines), with a Boeing 737 being the largest plane used.

Two routes are available from Mwanza to site (Figure 2). The first being by tarred road in good condition, from Mwanza south southeast to the town of Shinyanga (142km), east to Kahama (108km) and then on the B3 tarred road to the village of Ushirombo (75km). Approximately 6km outside Ushirombo, a dirt road, accessible all year round by four wheel drive vehicles, is used to reach the camp (27km). It takes approximately six hours to reach the camp from Mwanza using this route.

An alternative route to site from Mwanza involves crossing the Smith Sound inlet of Lake Victoria, using either the government or a private ferry. Thereafter the route follows the moderately maintained B163 tarred road through the town of Sengerema to Geita (90km), and then southwest to the village of Diobahika (70km) on the B3 tarred road. The quartz rubble road to the camp is situated approximately 65km south of Diobahika. This route takes approximately 5 hours to traverse depending on the ferry schedule.

The project area can be reached by road from Dar es Salaam via the A7 tarred road to Morogoro, the B129 tarred road via the capital of Dodoma to Manyoni, the B141 quartz rubble and B3 tarred roads to the village Ushirombo via the town of Kahama. This is a distance of over 1,000km and takes approximately two days.

The nearest airstrip to the Kigosi Project is situated at Kahama, 106km from camp.

The railway line between Mwanza and Dar es Salaam is operational for both freight and passengers. This line ends 30km to the southeast of Kahama, where a dry port siding is situated at Isaka.

5.2.	Climate and Vegetation

The Tanzanian climate is primarily controlled by altitude. The narrow coastal plain in the east is tropical, i.e. very hot and humid. The high lying inland plateau is generally temperate, whilst the mountainous areas at very high altitudes exhibit alpine climates.

The Project area is situated on the inland plateau and has a temperate climate with a single rainy season between November and April. Most rainfall is associated with thunderstorms. There are no detailed climate statistics available for Kigosi. The nearest weather stations are situated at Kigoma and Mwanza, which are equidistant from Kigosi (Figure 2). The average midday temperatures for Mwanza range from 26°C in April to 32°C in January and the average monthly rainfall figures vary from 5mm in July to a maximum of 190mm in April. The average midday temperatures for Kigoma range from 26° in December to 36°C in October. The average minimum temperatures range from 17°C in July to 21°C in October. The average monthly rainfall figures vary from 5mm in July to 150mm in March.

The exploration activities are carried out year round. However, access to the wetland or marshy areas cannot be achieved during the rainy season.

The vegetation associated with Kigosi is comprised of two main types, as photographed on Figure 8:-

•	indigenous forest. This covers the majority of the land mass of Kigosi and is comprised of miombo woodland, including large trees with an undergrowth of grasses; and

•
wetlands or marshes. These are known locally as “mbugas” and comprise a wet black cotton soil with low density of small trees and an undergrowth of grass. These are formed in flat low lying areas along non perennial riverbeds.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

These areas are illustrated on the topographic map in Figure 5.

Fauna identified within the Kigosi project area include small rodents, antelope and baboons.

5.3.	Local Resources

The nearest village is Ushirombo, a distance of 31km from the Kigosi Project (Figure 5). This village is used as a source food, fuel and local labour, when required.

The nearest large town is Kahama, a further 75km away. This town has medical facilities in the form of a small clinic, as well as schools. This town is also a source of food, fuel and labour.

5.4.	Infrastructure

5.4.1.	Offices
The Kigosi Project utilises the TRX head office in Dar es Salaam. The legal and directorial functions are carried out from this office.

The Kigosi Project also has a base office situated in Mwanza which carries out the administrative and exploration functions of the company. It also has accommodation for staff travelling to and from site as well as a sample preparation laboratory. The Mwanza office, its services and equipment, is scheduled for relocation to the Buckreef Project in October 2011.

5.4.2.	Camp

The exploration camp was originally constructed by Anglo American Corporation Ltd (Anglo) during the time of their exploration in the late 1990s (Figure 5). TRX took over the camp in 2002 upon commencing exploration in the area. It is a tented camp with containerised offices and a semi permanent mess, recreation and sample storage facilities (Figure 9).

The Department of Natural Resources and Tourism has a camp situated adjacent to the exploration. This camp houses two reserve rangers at all times.
5.4.3.	Power
The nearest source of grid power is at Mwanza (Figure 2). The Kigosi camp utilises power generated from a 20kVa generator.
5.4.4.	Water

Water for the camp and the exploration activities was originally sourced from the nearby Nikonga River and transported to camp using a water tank on the back of a four wheel drive utility vehicle. Exploration activities still use trucked water for drilling; however, the camp is now serviced by two dedicated boreholes which produce potable water.

5.4.5.	Telecommunications

The camp has satellite communications including internet and telephone. It also has VHF radio communications with the base office in Mwanza. Cellular telephone reception is available on the tarred road, 27km from site.

5.5.	Physiography

The Kigosi Project is situated on Tanzania s inland plateau which has an elevation of between 900m and 1,500m above mean sea level (amsl). The project area is generally flat lying with shallow drainage depressions associated with the Nikonga and Kigosi Rivers (Figure 5). These rivers drain towards the south into the Moyowosi and Njingwe swamps which ultimately flow into Lake Tanganyika.

Low lying marshy areas or mbugas are formed along the majority of the rivers and their tributaries.

Small granite hills are present but these only represent 5% of the project area.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

6.	HISTORY (NI 6)

Tanzania has a long history of gold production, with the precious metal being mined long before the arrival of the Europeans. The early 1990s saw the rapid increase in exploration by international companies, searching for gold deposits within the granite-greenstone belts south of Lake Victoria. The success of this exploration has led to the opening of a total of 16 gold mines in the area. The country s annual refined gold production has increased from a low of 232kg in 1997 to a peak in 2005 of 52,236kg. This production declined to ~40,000kg in 2009 and then increased again to ~50,000kg in 2010. Exploration is ongoing and new discoveries continue to occur.

The history specifically pertaining to the Kigosi Project is summarised in Table 8.

Table 8 : Historical Ownership and Activities

DATE	COMPANY	ACTIVITY
1990	Barth	Production of the regional geological map of granite-greenstone belt south of Lake Victoria
Early 1990s	Pangea Goldfields Inc. (Pangea) Iscor Ltd. (Iscor)	Rotary Air Blast (RAB) drilling in the north of Kigosi (Msonga Prospect). No records available.

	Artisanals	First evidence of illegal working in the Kigosi area. No records available for gold extracted by the artisanals.

1994	Tan Range Exploration Corporation of Canada (Tan Range)	Acquires gold properties for exploration in Tanzania.
1998	AngloGold Ltd (Anglo)	Acquired rights to nine licenses associated with the Kigosi area.

1999	Geodass Ltd (Geodass)	Conducted regional geophysical survey (airborne magnetics, radiometric and VLF-EM) over Ushirombo greenstone belt, including the Kigosi area.

	Tan Range	Helicopter visit to Luhwaika and Igunda artisanal workings.
2003		Signed option agreement with Anglo for the Kigosi North Property.
	Geoscientific and Exploration Services Ltd (Geoscientific)	Conducted a regional LandSat interpretation on the Kigosi Project area.

	J Klein (Independent Consultant)	Reviewed and interpreted the 1999 geophysical survey data.
	Anglo	Carried out high resolution airborne magnetic survey of Kigosi Project.
2004	Anglogold Ashanti Ltd (Anglogold Ashanti)	Formed from the merger of Anglo and Ashanti Goldfields Company Ltd.

Anglogold Ashanti & Tan Range
Follow up of anomalies with soil and termite mound sampling. Identification of Msonga, Bungoni, Luhwaika and Igunda Prospect area. Geological and regolith mapping conducted. Limited sampling from pits, streams and trenches. Only the soil sampling results were obtained from Anglogold Ashanti.

2005		Exploration temporarily suspended due to permitting issues associated with working in the Kigosi Game Reserve.

2006		Joint venture agreement continues.
2007	Anglogold Ashanti	Ends its joint venture agreement with Tan Range.
	Tan Range	Changes its name to TRX.
	Tanzanian Royalty Exploration Corporation	Commenced with exploration at Kigosi in September. Exploration included biogeochemistry and induced polarisation surveys.

2008		Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects.
2009		Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.
2010		Commenced RAB and RC drilling at Msonga and.
Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later).

2011		Completed drilling at Msonga. 3D modelling completed although no resources could be declared.

6.1.	Historical Exploration and Sampling

The only historical sampling carried out on the property, prior to Tan Range s (now TRX s) entry into Tanzanian gold prospecting in 1994, was RAB drilling in the north of Kigosi (Msonga Prospect) by Pangea and Iscor. Amounts and quantities of drilling are unknown as no records were available for this exploration.

6.2.	Historical Production Records

Only limited production has come from Kigosi through the artisanal miners and historical German workings. There are no production records for the gold extracted.

6.3.	Historical Resources

No historical resource statements have been prepared for Kigosi.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

7.	REGIONAL GEOLOGICAL SETTING AND MINERALISATION (NI 7)

7.1.	Regional Geological Setting

The Kigosi Project is situated within the greater Lake Victoria Gold Belt (LVGB), which consists of a number of east-trending linear, Archaean greenstone belts (Figure 10). The greenstone belts of the LVGB are separated by granite-gneiss terrains. The Kigosi Project Area straddles two of these greenstone belts:-

•	the northern licenses cover the west extension of the east-trending Ushirombo Greenstone Belt; and

•	the southern licenses cover the northwest extension of the Kigosi-Miyabi Greenstone Belt.

These two greenstone belts form the inner arc of the greater arc situated in the southwestern Sukumaland Greenstone Belt which makes up part of the Tanzanian Archaean Craton. This Archaean cratonic assemblage is surrounded and intruded by granite-gneiss terranes of various ages and characterized by the presence of several inliers or roof pendants of the greenstone lithologies within the granite-gneiss.

The Ushirombo Greenstone Belt is poorly exposed and largely consists of mafic to felsic volcanic rocks and tuffs with lesser amounts of meta-sedimentary rocks, including silicate iron-formation across an east-west trending belt some 50km in strike. It has been extensively explored by geologists and small scale miners over the past decade.

The Kigosi-Miyabi Greenstone Belt has been subject to less exploration than the Ushirombo Greenstone Belt, mainly as a result of its location within the Kigosi Game Controlled Area. This belt consists of discontinuous blocks of deformed greenstone lithologies including mafic-intermediate volcanic rocks, and chemical and siliclastic sedimentary rocks that have been extensively intruded by late to post-tectonic potassium (K) -feldspar granite.

The dominant mafic volcanic rocks, assigned to the Nyanzian System, in the area mainly comprise of massive, moderately foliated pillow-basalt. Limited exposures prevent recognition of a definitive flow or pyroclastic protolith. In addition, recent preliminary mapping has led to the distinction of at least three primary intrusive rock protoliths:-

•	massive to strongly foliated biotite-granite;
•	syn-tectonic to post-kinematic granite of sodic to granodioritic composition; and
•
tonalitic quartz-feldspar porphyry. A non-foliated fine to medium-grained intrusive rock characterized by crowded coarse grained euhedal plagioclase feldspars, a greasy grey-black quartz rich matrix, and greatly elevated sulphide pyrite contents.

The only available government printed regional geological map for the bulk of the Kigosi concession is Barth s (1990) 1:500,000 scale compilation map for this area (Figure 10). This map suggests that the region is underlain only by a massive granitic batholith with an enclosed raft of mafic volcanic rocks that constitute the Miyabi Greenstone belt located some 40km southwest of the Kigosi property. The map lacks any significant structural features. This granitic batholith has the compositional characteristics of 2.5Ga syn-orgenic granites and granodiorites which underlie much of the more northern Sukumaland Greenstone Belts of the LVGB (Borg and Krogh, 1999).

The structural trend, within the Kigosi Project area is northwest to north-northwest (Figure 11), generally with shallow to moderate dip towards the southwest. Several prominent regional scale north-northwest trending structural lineaments, interpreted as regional shear zones, appear to be the major conduits and controls for the localisation of gold mineralisation in the area. This shear system is referred to as the Kigosi Shear System. From aeromagnetic data (Figure 12), there appears to be a prominent north-northwest trending set of regional scale lineaments. These are believed to be deep seated early structures important for the source of the gold bearing fluids. One such lineament, passing through the Luhwaika workings, is referred to as the Kigosi Lineament and dilates in the Kigosi Shear System area. Also evident from the aeromagnetic imagery data are a series of significant east-west-trending faults that appear to displace the regional northwest-trending shear fabric.

A swarm of prominent and sub-parallel northeast-southwest trending lineaments occupied by Karoo-age (post-mineralization) dolerite dykes cut across all the older regional lineaments and lithologies.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
FIGURE 10
Tanzanian Royalty - Kigosi Project

GEOLOGICAL MAP OF NORTHERN TANZANIA

LOCALITY WITHIN TANZANIA
Mwanza
Kigosi Project
Dodoma
Dar Es Salaam
GEITA
KITONGO
TULAWAKA
BULYANHULU
GOLDEN RIDGE
NYAKAFURU
MYABI
CHOCOLATE REEF
GOLDEN PRIDE
KIGOSI PROJECT
0 Scale 25 km
31°30'
32°00'
32°30'
33°00'
33°30'
3°00'
3°30'
4°00'
4°30'

GEOLOGICAL LEGEND:

Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika

Proterozoic
Bukuban System, undifferentiated (siliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached

Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies

Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives

LEGEND:

- Project Area
- Prospecting Licences
- Active Gold Mines
- Lake Victoria

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Intocotion.
D1606_TanzanianRoyalty_Kigosi_2011

VENMYN
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FIGURE 11

Tanzanian Royalty - Kigosi Project

GEOLOGICAL MAP OF KIGOSI PROJECT

LOCALITY WITHIN TANZANIA
Mwanza
Kigosi Project
Dodoma
Dar Es Salaam
Msonga West
Msonga
Bungoni
Luhwalka
Other North
Artisanal Workings
Igunda
Other South
350 000
360 000
370 000
9 600 000
N
0
Scale
10km
LEGEND:
Infrastructure
Roads
Rivers
Project Boundary
Prospecting Licences
Mineralization
Quartz Veins
Geology
Granodiorite
Sodic Granite
Massive Granite
Meta Basalt
Lineaments

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

Metamorphism of Nyanzian Greenstone Belt rocks is generally of lower to middle greenschist facies, and two major deformational episodes have been interpreted. Amphibolite facies metamorphic rocks are exposed in the western portions of the belt near Tulawaka Mine, but in general higher grade metamorphic complexes are rare.

Small-scale illegal artisanal gold workings at the Luhwaika and Igunda prospects have been worked by local artisanals for decades (Figure 11). Sub-surface geology in these workings sub-crops intermittently along a strike of approximately 5km within northwest-southeast-trending deep-seated lineaments at 0 to 5km distance from the north-northwest trending major lithotechnical boundary.

Artisanal workings within the Kigosi Project Area were apparently first discovered by German settlers, and have been worked on by local artisans for decades. These workings sub-crop intermittently along a strike length of up to 8km. The dominant host lithologies to the gold mineralization are strongly altered quartz-sericite schist, and shear-foliated mafic volcanic rocks with impregnations of tabular and shear-laminated quartz ribbons.

7.2.	Regional Mineralisation Setting

The vast majority of world-class gold districts are generally spatially associated with crustal-scale fault and/or shear zones. The Witwatersrand gold deposits are an obvious exception, however these are associated with a very different form of mineralisation, which shall not be considered further in this report.

The most significant gold deposits within the LVGB, as are most other significant gold deposits, are hosted by higher order structures which are proximal to crustal-scale faults/shear zones and/or major litho-tectonic boundaries, with either:-

•	the presence of competent-incompetent units such as the mafic-felsic volcanic rocks (e.g.Tulawaka Mine and Buzwagi Mine);

•	chert-graphic tuff rocks (e.g. Bulyanyulu Mine and Golden Ridge Mine) and banded cherts-mafic volcanic rocks (e.g. Geita Mine); or

•	shear zone hosted quartz veins proximal to granite-greenstone contacts and hosted in either lithology (e.g. Buck Reef Mine, Chocolate Reef Mine, Miyabi Prospect and the Luhwaika-Igunda Prospects).

The most significant gold deposits within the LVGB include the Geita Mine (~19Moz), Bulyanhulu (~14Moz), Golden Pride (~5Moz), North Mara (~4Moz) and Buzagwi (~4Moz). These are all located within greenschist-amphibolite facies lithologies within a 2 4km distance from crustal-scale fault and shear zones (Figure 10).

It is generally believed that first-order structures (structures which can penetrate the entire crust) act as conduits for the transportation of hydrothermal fluids from deeper crustal levels, and that focused deposition of gold deposits occurs within higher-order structures (secondary, or less prominent structures).

The Ushirombo Greenstone Belt, in which part of the Kigosi Project Area is located, is poorly exposed and largely consists of mafic to felsic volcanic rocks and tuffs with lesser amounts of meta-sedimentary rocks, including silicate iron-formation across an east-west trending belt some 50km in strike. It has been extensively explored by geologists and small scale miners over the past decade. Gold mineralisation generally occurs within narrow quartz veins. The most prominent gold deposit within this greenstone belt is the Nyakafura deposit, owned by Resolute Gold Mines, where some 19.4Mt at 1.7g/t gold (~1.1Moz) occurs within 4 separate sub-deposits.

7.2.1.	Mineralisation within the Kigosi Project Shear Zone Hosted Gold Deposits

The mineralisation of the Luhwaika and Igunda prospects is similar to that of other well known and well-endowed mesozonal gold systems in the greater LVGB and elsewhere across the globe. Apart from the obvious gold mineralisation of the prospect, other controlling factors have been identified (by AngloGold Ashanti) which may have facilitated the deposition of a significant gold deposit in the prospect:-

•	major fluid conduit systems: crustal-scale lineaments coincident with major terrane boundaries, late-tectonic crosscutting faults/shear zones;

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

•
deformed and strongly altered granite: granite not only acted as a rigid body against which greenstone deformed, but itself failed and was traversed by extensive fluids which led to the strong sericitization, silicification and sulphidation presently observed in the deformed granite;

•	association of lithostructures with known gold deposits and occurrences: they are within 0 5km from major tectonic boundary;

•	geometrical orientation of the host terrane: they are at high angles to the orientation of the maximum far field stress regime;

•	tectonic reactivation of the host terrane: comprising granite-greenstone blocks/slices displaced along northeast-southwest trending faults; and

•	curvilinear faults, some infilled by different generations of mafic dyke material reactivated older thrust-faults and/or respective splays.

Pyrite with rare chalcopyrite, galena and finely disseminated arsenopyrite constitute the dominant visible sulphides for both Luhwaika and Igunda.

The Luhwaika and Igunda occurrences are considered to be extensions of the same shear system. However, the shear system extends across a major geological contact between predominantly granitic rocks (associated with Luhwaika) and predominantly mafic volcanic rocks (associated with Igunda). As a consequence, the nature of the gold mineralisation differs between Luhwaika and Igunda.

It is reported that the artisanal workings at Luhwaika and Igunda were first discovered by German prospectors at the turn of the 20th century, and have subsequently been worked on by local artisans for decades. These workings sub-crop intermittently along a strike length of ~4.8-kms.

7.2.1.1.	Granite Shear Zone Hosted Gold Mineralisation

Luhwaika is a typical granite hosted shear-zone gold deposit. Two principle shear zones have been identified as the Luhwaika Main and Luhwaika West reefs. These reefs carry significant gold mineralization as evidenced by strike extensive small-scale mining and exploration shafts, and more recent drill results.

Gold mineralisation in the Luhwaika Main reef is structurally controlled, consisting mostly of lodes of laminated quartz veins impregnated in strongly sheared and altered quartz-sericite schist with occasional massive tabular whitish-grey quartz vein blow-outs. The bulk of the auriferous white quartz veins typically form parallel to the shear foliation surface defined by aligned sericite. These veins are shear hosted veins. Lesser extensional veins forming discordantly to foliation are also noted in outcrop in the granite host rock. Vein textures are typically sugary to medium grained.

The Luhwaika West reef, located 100-200m in the hanging-wall and sub-parallel to the Luhwaika Main reef, consists mainly of shear-zone hosted, massive coarsely re-crystallized to sucrosic textured whitish-grey tabular quartz veins and often contains irregular hematite filled fracture surfaces. The tabular quartz vein bodies are laminated and thin out into lodes of laminated quartz veins impregnated in strongly sheared and altered quartz-sericite schist similar to the occurrences in the Luhwaika Main reef.

7.2.1.2.	Greenstone Shear Zone Hosted Gold Mineralisation

At Igunda, two principle shear zones have been identified as the Igunda A and B reefs. Closely associated with the reefs are sub parallel quartz feldspar porphyry units. Gold mineralization is structurally controlled and the Igunda Reefs are localized in two sub-vertical dipping northwest striking shear zones, dipping steeply (75o 85o) northeast.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Flat extensional veins are rarely observed and definitive kinematic indicators of this vein system were not identified.

The auriferous grey quartz veins typically form parallel to the shear foliation surface defined by aligned chlorite and vary in thickness from a few millimetres to 0.80m. Gold mineralization also occurs in the host wall rock up to over a meter and is not confined to the veins.

The veins are hosted by strongly foliated pillow-basalt with selvedges of biotite schlieren commonly and strongly developed in and around the pillow margins. The quartz-feldspar porphyry is highly silicified, and is characterized by pervasive finely disseminated needles of arsenopyrite.

7.2.2.	Mineralisation within the Kigosi Project Quartz rubble Hosted Gold Deposits

While assay results from drilling and trenching has confirmed significant concentrations of gold within the deflation quartz rubbles over and adjacent to the shear zones within the Kigosi Project Area, the specific nature of this mineralisation remains uncertain. While it is clear that a major component of the mineralisation occurs within the shear zone rock fragments making up the quartz rubble, it is conceivable that processes of erosion, weathering, leaching and winnowing may have resulted in secondary enrichment of certain quartz rubble horizons.

7.3.	Local Geological and Mineralisation Settings

The manner in which the local geology and mineralisation is encountered is discussed individually for each part of the project areaa. For example, the local geology and local mineralisation for the Luhwaika project area is presented immediately at the start of the Luhwaika section, in sections 10.1and 10.2. The reader is reffered to each project area for the specific geology and mineralisation of that part of the project.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

8.	DEPOSIT TYPES (NI 8)

TRX have identified the following mineralised deposit types within the Kigosi Project Area:-

•	shear zone hosted gold deposits within:-

	•	granitic country rock (e.g. Luhwaika);

	•	greenstone country rock (e.g. Igunda); and

•	deflation quartz rubble hosted gold deposits (e.g. Luhwaika).

The shear zone hosted gold deposits comprise the primary exploration targets within the Kigosi Project Area and represent in-situ gold mineralised rocks and quartz veins.

The geological setting of the Luhwaika Gold Prospect shows many characteristics that are typical of classic mesothermal lode gold deposits. The presence of an interpreted major crustal-scale lineament (Kigosi-Haneti Terrane boundary) amply provides for the pre-requisite major hydrothermal fluid conduit system. Furthermore, the juxtaposition of a sizeable mass of greenstone rocks and pre- to syn-orogenic granites in close proximity to the crustal scale lineament also increases the area s chances of hosting a major gold deposit atypical of similar Archaean terrains.

The structural setting of the Igunda Gold Prospect is in many ways similar to that of the Luhwaika Prospect, with the exception that the Igunda Prospect is hosted in mafic greenstone rocks intruded by lenses of felsic granitoids including quartz-feldspar porphyry. The presence of the quartz-feldspar porphyry unit wholly hosted in basalt provides an ideal competency contrast for deformation and vein emplacement, whereby an early, porphyry-related hydrothermal alteration event led to an influx of fluids. These fluids were probably later remobilized during subsequent shear-related hydrothermal activity, and concentrated and re-precipitated.

The quartz rubble gold deposits, by contrast, represent the eroded and winnowed remnants of the shear zone material on or near the surface.

The Luhwaika Prospect is host to a sizeable quartz rubble deposit. The quartz rubbles are poorly sorted with quartz occurring from grain size up to cobble size. These quartz rubbles represent deflation type quartz rubbles within the mottled zone of the laterite profile. Gold mineralisation also occurs within the mottled zone and laterite profile in close proximity to the quartz rubbles. The roundness of the grains and cobbles is more a result of chemical corrosion than transportation. TRX is currently conducting more detailed work to determine the relative amounts of quartz hosted gold and free gold in the system.

Figure 13, illustrates the relationship between the shear zone hosted gold deposits and the quartz rubble hosted gold deposits.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

9.	REGIONAL EXPLORATION (NI 9)

As stated in Section 1, TRX s exploration concept involved the initial use of regional tools (airborne geophysics) to identify areas of interest. These areas were then followed up with on-the-ground geophysics and exploration methods which identified variations in gold concentrations over large surface areas (BGC, soil sampling) in order to identify prospects. These prospects were then closely investigated using invasive methods (drilling and trenching) in order to define resources. Each stage of exploration was only carried out upon the successful results of the previous phase. The extent of the exploration carried out on each of the PLs is tabulated in Table 9.

Regional exploration was initiated by Tan Range in 1999 over the Ushirombo greenstone belt, which included parts of the Miyabi-Kigosi greenstone belt. This was later followed up with a high resolution geophysical survey by AngloGold Ashanti in 2003. In addition, Tan Range performed a LandSat interpretation in 2003. Each survey is described in the section to follow. These surveys led to the identification of geophysical anomalies which were later followed up by detailed on-the-ground geophysics, biogeochemistry and soil sampling in order to identify five prospects namely, Luhwaika, Igunda, Msonga, Msonga West and Bungoni. Each prospect will be discussed in detail, along with its associated exploration in Sections 10 to Section 16.

9.1.	Regional Airborne Magnetics, Radiometric & VLF-EM Survey by Tan Range (1999)

Tan Range contracted the South African company, Geodass Ltd (Geodass) in 1999 to carry out a high resolution airborne magnetic, radiometric and VLF electromagnetic (EM) survey over all of the company s license areas in the vicinity of Lake Victoria, including the Kigosi Project.

9.1.1.	Equipment and Parameters

The survey was undertaken over 25,000 line km using a fixed wing Cessna Titan 404 owned by the Tanzanian Ministry of Defence. Further details on the survey were not available.

9.1.2.	Survey Method

Data was gathered on the following during the survey:-

•	magnetic susceptibility in nano Tessla (nT); and
•	three radiometric channels, including potassium, thorium and uranium;

Additional information with respect to the method of survey and data processing for the magnetic data was not available.

Geoscientific and Exploration Services Ltd (Geoscientific), a South Africa contracted company, was supplied with the radiometric data for interpretation. The data was rendered as a red-green-blue colour composite. The contrast was then enhanced using a local adaptive filter to identify the geological features.

9.1.3.	Summary and Interpretation of Results

The results of the airborne magnetics are illustrated on Figure 14, for the area around Kigosi only. Figure 14 clearly illustrates the extent of the major structures present in and around the Kigosi area. The presence of the following features was identified from the magnetic results (Figure 14):-

•
large southwest/northeast trending Karoo-age Bukoban dykes. These dykes dominate the range in magnetic values over the project area. The strong positive shadows to the southeast of these dykes is a direct result of their remnant magnetism and dip;

•	large mafic intrusive body in the northern central area;

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

    Table 9 : Extent of Exploration on the Kigosi Project PLs
EXPLORATION COMPLETED AND/OR IN PROGRESS
PROSPECT	PL NO.	REGIONAL AIRBORNE MAGNETICS (TRX, 1999)	REGIONAL AIRBORNE RADIOMETRICS (TRX, 1999)	REGIONAL LANDSAT INTERP. (TRX, 2003)	HIGH RES. AIRBORNE MAGNETICS (AngloGold Ashanti, 2003)	IP SURVEY (TRX, 2006)	BGC SURVEY (TRX, 2006, 2007)	SOIL GEOCHEM. SURVEY (AngloGold Ashanti, 2004)	SOIL GEOCHEM. SURVEY (TRX, 2007, 2008, 2009, 2010)	RAB DRILLING (TRX, 2007, 2008, 2009, 2010)	INCLINED RC DRILLING (TRX, 2007, 2008, 2009, 2010)	VERTICAL RC DRILLING (TRX, 2009, 2010)	DIAMOND DRILLING (TRX, 2008)	TRENCHIN G (TRX, 2009, 2010)	OREBODY MODELLING	RESOURC E CALC.
	6564/10 (ptn)	XX	XX	XX	XX			X
Luhwaika	6240/09	XX	XX	XX	XX	X	X	X	X	XX	X	X	X	X	X	X
	HQ-P 23814	XX	XX	XX	XX	X		X
Igunda	3507/05	X	X	XX	XX	X	X	X	X	X	X	X	X		X	X
	HQ-P 22389	X	X	XX	XX				X
Msonga West	5598/08	XX	XX	XX				X
	4275/07	XX	XX	XX	X			X	XX
	4838/07 (ptn)	XX	XX	XX	XX			X	XX
	2927/04	XX	XX	XX			XX		XX
	6449/10	XX	XX	XX			XX	X	XX
	4632/07	XX	XX	XX	X		XX	X	XX
	HQ-P 23156	XX	XX	XX				X	XX
	HQ-P 17063	XX	XX	XX				X	XX
	HQ-P 20939	XX	XX	XX			X	X	XX
	HQ-P 21574	XX	XX	XX	X		X	X	XX
	HQ-P 21107	XX	XX	XX			XX	X	XX
	HQ-P 19160	XX	XX	XX	X		XX	X	XX
	HQ-P 22171	XX	XX	XX	X		XX	X	XX
	HQ-P 19259	XX	XX	XX	XX			X	XX
Msonga	5094/08	XX	XX	XX	XX	X		XX
	6273/09	XX	XX	XX	XX	X	X	XX		X	X	X			X
	3181/05	XX	XX	XX	XX	X	XX	XX			X	X			X
	2833/04	XX	XX	XX	XX		XX	X
	HQ-P 18147	XX	XX	XX	XX		XX	X
	HQ-P 21618	XX	XX	XX	XX	X	XX	XX
	HQ-P 17012	XX	XX	XX	XX		XX
	HQ-P 20923	XX	XX	XX	XX		XX
	3178/05	XX	XX	XX	XX				XX
	6564/10 (ptn)	XX	XX	XX	XX
Bugoni	2925/04	XX	XX	XX	XX				XX
	HQ-P 21081	XX	XX	XX	XX				XX
	HQ-P 21615	XX	XX	XX	XX				XX
Other North	4278/07	XX	XX	XX	XX
	4838/07 (ptn)	XX	XX	XX	XX
	6455/10	XX	XX	XX	XX
	HQ-P 17983	XX	XX	XX	XX
	HQ-P 21443	XX	XX	XX	XX				XX
	HQ-P 21531	XX	XX	XX	XX
Other South	5665/09			XX	X
	5369/08			XX
LEGEND:
XX	PL fully covered by exploration
X	PL partially covered by exploration

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

•
deep seated north-northeast/south-southwest trending fault structure which is referred to by TRX as the “Kigosi gold corridor”. This structure is believed to be the plumbing system supplying the fluids which bare the gold mineralisation; and

•	a NE/SW fabric particularly evident in and around the old artisanal workings which is associated with the so called “Kigosi Shear Zone”.

Bearing in mind that gold in fluids is precipitated as a result of a decrease in pressure (or a change in pH) the intersection of the northeast/southwest Kigosi Shear Zone and the north-northeast/south-southwest fault is believed to create the dilatory environment required for gold deposition, with the fault having supplied the deep seated fluids.

Mr J Klein, an independent geophysics consultant based in Vancouver, carried out an interpretation of the results of the survey in a report dated 2003. He made special reference to the delineation of the granite / greenstone contact around the Luhwaika artisanal workings. The result of his work was that the magnetics do not clearly show the contacts between these two rock types, with the extent of these mafic rocks within an area dominated by granites not being easily determined.

The radiometric results are shown in Figure 15. The following lithological features were evident based upon their colouring:-

•	mottled green / blue - greenstones; and

•	red / purple - granite-gneisses.

The radiometrics clearly indicate the presence of the granitic bodies and the greenstone belts. These results were used to map the granites and greenstone, as illustrated on the geological map of Kigosi (Figure 11). It is evident that the Kigosi Project area is dominated by granites.

No results or any raw data was available for the EM survey.

9.2.	LandSat Interpretation by Tan Range (2003)

In 2003, Tan Range contracted Geoscientific to carry out a detailed interpretation of LandSat data over their prospecting areas in northern Tanzania, including Kigosi.

9.2.1.	Equipment and Parameters

LandSat TM7 data was obtained for the areas in question. No further detail on the parameters was available from Tan Range.

9.2.2.	Survey Method

The TM5 band combinations proved most effective in identifying surface lithologies. Image processing was carried out using Principal Components, Decorrelation Stretches and edge enhancements of Band 5. The results were reproduced in red-green-blue colour composites at a scale of 1:100,000.

9.2.3.	Summary and Interpretation of Results

The results are illustrated in Figure 16. These results were interpreted by Mr CAM Ferreira of Geoscientific and were compiled into a report dated 2003. In the resultant image, the following can be identified according to colour:-

•	green healthy vegetation;

•	red iron rich soils;

•	light tones leached or overgrazed soils.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

No clear indication of greenstone lithologies could be made, although the Ushirombo Belt did display some purple tones along the east of the Project area. The LandSat results clearly showed the surface vegetation, especially within the Kigosi Game Controlled Area. The results were of little use in the interpretation of the geology, however.

Various outcrops of granite were evident but this was a result of them being well vegetated. The various spectral signatures associated with the regolith present were not evident and as a result the LandSat could not be used to map geological units.

A number of other circular and linear anomalies were identified. The most prominent of which was a circular feature, with a diameter of 8km, situated over the Luhwaika and Igunda artisanal workings. The significance of this feature is unknown.

9.3.	Regional Airborne Magnetic Survey by AngloGold Ashanti (2003)

In 2003 AngloGold Ashanti carried out a detailed airborne geophysical survey of the Kigosi licenses. This high resolution magnetic survey was undertaken in order to geologically map the licenses, as only 1% of the area had exposed outcrop.

9.3.1.	Equipment and Parameters

UTS-Xcalibur Geophysics, based in Australia, was contracted to perform the survey using a helicopter. Details on the equipment utilised for the survey were not available.

9.3.2.	Survey Method

The helicopter was flown at a height of 25m above the land surface and covered a total of 8,600 line km. High resolution gradiometric magnetic data was obtained. This data was processed in-house by AngloGold Ashanti.

No further details on the survey and data processing methods were available.

9.3.3.	Summary and Interpretation of Results

The results of the detailed survey are illustrated in Figure 17. Unfortunately the preliminary qualitative interpretation did not adequately define the limits of the greenstones in relation to the granitic bodies as expected. However, the northwest/southeast trending regional fabric, present towards the south and southwest of the license area, was clearly evident. The Karoo age dykes and the north-northwest/south-southeast trending fault were also clearly discernable.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

10.	LUHWAIKA PROSPECT

The Luhwaika Prospect is situated in the central eastern portion of the Kigosi Project area (Figure 11), mainly on prospecting license PL6240/09, the majority of PL6564/10 and HQ-P23814. A fourth licence area previously held by TRX also falls within the Luhwaika Prospect, but is currently in the 4 month grace period.. The artisanal workings do, however, pass over the license boundaries to a small degree into PL6240/09 and HQ-P 23814. The Luhwaika Prospect is separated from the Igunda Prospect to the southeast by “The Gap”. This phrase was coined by TRX to describe the area beneath the mbuga which separates the two prospects. This mbuga hampers access during the rainy season due to its marshy nature (becoming a swamp in the rainy season) and as a result certain exploration methods were not carried out within The Gap.

10.1.	Local Geology (NI 7)

The geology associated with the Luhwaika Prospect is illustrated in Figure 18. The map was produced as a result of all the exploration and mapping carried out within the prospect area. On Figure 18 the following can be identified:-

•	primary intrusive rock protoliths including:-

	•	the main rock protolith which is a massive to strongly foliated quartz stock-work veined biotite-granite;

	•	coarse-grained granodiorite;

	•	pink sodic granite; and

	•	poorly exposed zones of quartz-feldspar porphyry.

•	an alteration or strain related intrusive rock; and

•	pillowed mafic volcanics.

The granodiorite is mainly developed in the north and to the east of the prospect area, while the sodic granite is dominantly developed in the west. The quartz-feldspar porphyry is developed in close proximity to the two identified auriferous shear zones which constitute the primary target of the current exploration activities.

The main intrusive granite has been affected by hydrothermal alteration and/or intense shearing. This is manifest by quartz-sericite schist within the two high strain shear zones which have been locally identified as the Luhwaika Main and Luhwaika West shear zones. These two shear zones trend 310° to 325°. These high strain shear zones are characterized by:-

•	definitive grain size reduction;

•	development of a strong planar shear foliation; and

•	re-crystallisation of quartz into ribbon bands.

Fine to coarse grained pyrite euhedral are randomly disseminated within the sheared rock unit. In some sections massive, tabular quartz veins flanked by extensively shear-foliated biotite-granite and sericitised-granite is evident and pyrite occurs as fracture in-fill.

Influx of silica-rich hydrothermal fluids has also led to the development of an alteration rock unit locally referred to as the silica-granite and commonly occurs proximal to the Luhwaika Main and Luhwaika West shear zones.

Structural interpretation of regional aeromagnetic data (Figure 12), as well as field mapping (Figure 18) has identified the presence of an intense structural fabric trending northwest to north-northwest with a shallow to moderate dip towards the southwest. In the west, a broad zone with several sub-parallel and very prominent northwest-trending structural lineaments, appear to coincide with the mapped Kigosi Shear Zone system as well as the interpreted edge of the Kigosi-Haneti Granatoid Tectonic Domain boundary (Figure 10).

Other significant structural trends include:-

•	the northeast-southwest Karoo aged dolerite dykes;

•	several prominent north-south trending regional scale lineaments; and

•	a series of east-west trending faults that appear to displace the regional northwest-trending shear fabric.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

10.2.	Local Mineralisation (NI 7)

Luhwaika is a typical granite hosted shear-zone gold deposit. Two principle shear zones have been identified as the Luhwaika Main and Luhwaika West reefs and one subordinate Luhwaika East reef. These reefs carry significant gold mineralization as evidenced by strike extensive small-scale mining and exploration shafts, and more recent drill results.

Gold mineralisation in the Luhwaika Main reef is structurally controlled, consisting mostly of lodes of laminated quartz veins impregnated in strongly sheared and altered quartz-sericite schist with occasional massive tabular whitish-grey quartz vein blow-outs. The bulk of the auriferous white quartz veins typically form parallel to the shear foliation surface defined by aligned sericite. These veins are shear hosted veins. Lesser extensional veins forming discordantly to foliation are also noted in outcrop in the granite host rock. Vein textures are typically sugary to medium grained.

The Luhwaika West reef, located 100-200m in the hanging-wall and sub-parallel to the Luhwaika Main reef, consists mainly of shear-zone hosted, massive coarsely re-crystallized to sucrosic textured whitish-grey tabular quartz veins and often contains irregular hematite filled fracture surfaces. The tabular quartz vein bodies are laminated and thin out into lodes of laminated quartz veins impregnated in strongly sheared and altered quartz-sericite schist similar to the occurrences in the Luhwaika Main reef.

Pyrite with rare chalcopyrite, galena and finely disseminated aresenopyrite constitute the dominant visible sulphides for both of the Luhwaika reefs.

The Luhwaika Prospect was identified as a target area specifically due to the presence of the Luhwaika artisanal workings (Figure 8). These surface and underground artisanal workings were focussed on the extraction of gold from both the reefs and their surface quartz rubbles.

10.3.	Exploration (NI 9)

Regional exploration on the Kigosi Project was followed up by broad scale exploration over the target areas. The Luhwaika Prospect represents the target area at the most advanced stage of exploration within the Kigosi Project (Figure 6). The broad scale exploration comprised an on-the-ground geophysical survey, as well as BGC and soil surveys (Figure 6 and Table 9). Each of these exploration methods and their associated results are discussed in the section to follow.

10.3.1.	Dipole Dipole Induced Polarisation (IP) Survey

A reconnaissance time-domain dipole dipole IP survey was carried out over the artisanal workings at the Luhwaika and Igunda Prospects and over the Msonga Prospect. The work was undertaken by TRX s own geophysical team, headed up by Geophysicist Mr. R. van der Westhuizen. The location of the survey lines over the Kigosi Project are indicated on Figure 19.

10.3.1.1.	Equipment and Parameters

The survey was conducted using an Iris VP 4000 transmitter (4kVA) capable of generating a maximum power output of 5 Ampere (A). An Iris Elrec 6 receiver was used. Stainless steel electrodes were used with a dipole spacing of 50m. Semi-porous pots with CuSO4 were used as receiver stations, with the following time slices:-

•	240 millisecond (ms) delay; and
•	+ ten additional 160ms delays.

Three readings were collected from each station. The survey was able to measure readings to a maximum vertical depth of 80m.

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10.3.1.2.	Survey Method

A 5.7km baseline was cut in a northwest-southeast direction from the Luhwaika artisanal working in the northwest, through The Gap to the Igunda artisanal workings in the southeast. A total of five grid lines were then cut at right angles to the baseline, three of these traversed the Luhwaika prospect, covering a total distance of 6.0 line km as shown in Table 10 and in Figure 20. These lines coincided with the local grid system set up by TRX.

Table 10 : IP Dipole Dipole Survey Lines for Luhwaika

PROSPECT / LOCATION	LOCAL GRID LINE NO.	LINE KM
Luhwaika East	3250N	2.000
Luhwaika Main	2450N	2.600
	1650N	1.400
	TOTAL	6.000

The data obtained from the survey was processed by Mr J Klein, TRX s independent consulting geophysicist based in Canada, using the Geosoft computer software. Mr J Deane and Mr R van der Westhuizen performed the interpretation of the data using sections drawn in Syscal software. Chargeability and resistivity sections were produced for each survey line as illustrated in Figure 21.

It must be noted that this form of IP survey is expensive and time consuming. It is for this reason that it has not been further utilised at Kigosi.

10.3.1.3.	Summary and Interpretation of Results

The interpretation of the dipole dipole survey is illustrated on Figure 21 and Figure 22. This survey only provided a clearer understanding of the geology at depth with particular reference to the reefs, granite and greenstones when combined with the RC results.

The greenstones are identifiable as very low resistivity units whilst the other stratigraphic units are more difficult to distinguish between based on their resistivity and chargeability readings.

The Gap shows very low ranges of chargeability and resistivity readings when compared to the other profiles.

10.3.2.	Gradient IP Survey

A gradient-array IP survey was carried out in order to test the effectiveness of this method in comparison to the expensive and time consuming dipole dipole method. It was initially undertaken over the Luhwaika artisanal workings and then later extended across the whole strike extension of the Luhwaika and Igunda prospects and northwestwards to the German Workings. The location of the gradient IP survey lines are indicated on Figure 19 and Figure 20. Again the survey was carried out by TRX s geophysical team, headed up by Geophysicist Mr. R. van der Westhuizen.

10.3.2.1.	Equipment and Parameters

TRX used their Iris VIP 4000 transmitter and Elrec 6 receiver. A minimum current of 2.8 Ampere (A) was used during the survey.

10.3.2.2.	Survey Method

The baseline used for the dipole dipole survey was utilised for the gradient survey. Survey lines were set up at right angles to the baseline, at a distance of 200m apart, and covered a total length of 189 line km (Figure 20). Each line was 4.5km long with receiver stations placed at 25m intervals.

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Tanzanian Royalty - Kigosi Project

FIGURE 21

Luhwaika Prospect, Line 3250 - Chargeability Section

Lgbio
Greenstones
QV
QV
-800 -600 -400 -200 0 200 400 600 800 1000 1200
report point (m)
30 40 50 60 70 80

Luhwaika Prospect, Line 3250 - Resistivity Section

Lgbio
Greenstones
-800 -600 -400 -200 0 200 400 600 800 1000 1200
report point (m)
30 40 50 60 70 80

Luhwaika Prospect, Line 2450 - Chargeability Section

Greenstones
Lgk
Lgbio LW
Lgbio LM
Lgbio
Greenstones
-1500 -1000 -500 0 500
report point (m)
30 40 50 60 70 80

Luhwaika Prospect, Line 2450 - Resistivity Section

Greenstones
Lgk
Lgbio LW
Lgbio LM
Lgbio
Greenstones
-1500 -1000 -500 0 500
report point (m)
30 40 50 60 70 80

LEGEND: (From drilling data)

- Lgsil - Silica granite low in sulphides
- Lgbio - Biotite granite
- Lgk - Alkali granite
- LM - Luhwaika Main Reef
- LW - Luhwaika West Reef
- QV - Quartz vein

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

VENMYN
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Tanzanian Royalty - Kigosi Project
FIGURE 22

Luhwaika Prospect, Line 1650N - Chargeability Section
Greenstones
Lgk
Lgbio
Lgsil
LW
Lgsil
Greenstones
-800
-600
-400
-200
0
200
400
600
report point (m)
30
40
50
60
70
80
Luhwaika Prospect, Line 1650N - Chargeability Section
Greenstones
Lgk
Lgbio
Lgsil
LW
Lgsil
LM
The Gap, Line 0000N - Chargeability Section
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
600
25
30
35
40
45
50
55
60
65
70
The Gap, Line 0000N - Resistivity Section

LEGEND: (From drilling data)

- Lgsil - Silica granite low in sulphides
- Lgbio - Biotite granite
- Lgk - Alkali granite
- LM - Luhwaika Main Reef
- LW - Luhwaika West Reef
- QV - Quartz vein

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

10.3.2.3.	Summary and Interpretation of Results

A chargeability and resistivity colour image was plotted of the survey results (Figure 23). The results of the survey, with respect to chargeability, enabled the identification of 12 moderate (green) to high (purple) chargeability anomalies against a background of low (dark blue) chargeability terrain.

The higher chargeability anomalies coincided with the known reefs at Luhwaika, Igunda and the German Workings. Additional potential reefs were identified from the anomalies and these are indicated on Figure 23. These anomalies vary in length from 800m (Igunda) to a maximum of 5,300m (Luhwaika Far East). These reefs are comprised of either quartz veins or shear zones in mafic rocks or in/near granites.

The results of the survey, with respect to resistivity (Figure 23), show two symmetrical circular very low resistivity anomalies in the central area. These appear to be mirror images of each other and are positioned equidistant from the baseline. The source of these anomalies is unknown, however, but they are believed to be areas of deep seated weathering associated with the shear zone. To the northeast of these are two high resistivity anomalies, which also appear to be mirrored about the baseline. These are believed to be associated with zones of pegmatites, quartz feldspar porphyry or silica granite.

The only true high resistivity anomaly present occurs over the Igunda Far West A reef (Figure 23).

10.3.3.	BGC Survey

TRX conducted BGC surveys over the Luhwaika and Igunda Prospects in October 2006 and again in April 2007. The second survey was undertaken in order to assess any seasonal variations in the results. A reconnaissance BGC survey was conducted over the Msonga and Msonga West Prospects in March 2007. The location of the various surveys is illustrated on Figure 24.

10.3.3.1.	Equipment and Parameters

Conventional soil sampling programmes cannot test mbuga or other transported regoliths for geochemical anomalies. Trees, however, are able to penetrate these surficial deposits with their root systems. Samples from plants represent a well homogenised sample from a large surface area.

A BGC survey involves the sampling of vegetation which is then dried, pulverised and assayed for gold. Due to the fact that gold is a mobile element, it is absorbed along with the groundwater that plants draw up. The gold is then deposited into their bark, twigs and leaves with other elements as toxic waste. BGC surveys are typically used on a reconnaissance basis to identify areas of gold anomalies. These types of surveys have been successfully utilised in Tanzania, especially at the Geita Mine.

It must be noted that BGC surveys yield very low gold concentrations in their results, and in many cases, the results are very close to the detection limits for gold, i.e. 0.2ppb Au. The results are measured against a Dunn flag value of 1ppb Au, Dunn, 2004.

The BGC survey was conducted using a specially trained team of botanists, geologists and field assistants. Assay results for BGC surveys are typically reported as percentiles where 80th, 95th and 99th percentiles represent anomalies.

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10.3.3.2.	Survey Method

Initial orientation studies identified that sampling leaves provided the optimal grade results with respect to gold, as compared to the bark or twigs. These studies also indicated that leaves within the top 10cm of trees and shrubs of 3 6 years of age produced the best results. Survey lines were set up using the local grid system. Samples were taken along the survey lines at a spacing of 30m.

Gold results also indicated seasonal variations, with the best results being obtained during the time of maximum growth of the species. Initial studies on various species indicated that the following species produced the best results:-

•	MLJC (Combrectum adenogonium) on mbuga; and

•	MJDC (Brachystegia speciformis) on woodland area.

In the October 2006 survey, a total of three orientation lines were sampled providing 169 assay results. These lines covered the Luhwaika and Igunda Prospects, as well as The Gap. The survey lines are indicated on Figure 25. This data also included 27 species comparison samples on drill and IP lines.

The April 2007 survey comprised four orientation lines providing a total of 79 assay results.

10.3.3.3.	Summary and Interpretation of Results
The results of the October 2006 survey are summarised as follows:-

•	1 assay on the 1650N grid line returned at a the Dunn flag value of 1ppb Au;

•	2 samples returned values at the 99th percentile and above;

•	the mean value of the total sample set was 0.22ppb Au;

•	70 samples returned values below the detection limits;

•	80th percentile = 0.30ppb Au;

•	95th percentile = 0.50ppb Au; and

•	99th percentile = 0.75ppb Au.

The results of the April 2007 survey are summarised as follows:-

•	6 assays returned values in excess of the Dunn flag value of 1ppb Au;

•	the maximum gold value was 1.9ppb Au;

•	the mean value of the total sample set was 0.43ppb Au;

•	18 samples returned values below the detection limits;

•	80th percentile = 0.64ppb Au;

•	95th percentile = 1.10ppb Au; and

•	99th percentile = 1.59ppb Au.

The April results were more successful than those achieved in October and this is most probably a result of seasonal variations. The results of both surveys have been plotted in Figure 25 indicating the variations in gold grades across the survey lines. Figure 25 illustrates that there are BGC anomalies present associated with the Luhwaika and Igunda Prospects. Poor results were obtained across The Gap. This may either be because there is no source of gold in this area, or alternatively the mbuga may have a masking effect on the underlying geology. Other exploration techniques will be needed to provide insight into this result.

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In general, however, the BGC results were poor when compared to similar surveys conducted elsewhere in Tanzania. As a result, the flag value may need to be reduced going forward for reconnaissance BGC surveys in the Kigosi area.

10.3.4.	Soil Geochemisty Survey by AngloGold Ashanti

AngloGold Ashanti carried out soil geochemical sampling in 2004. The company focussed on known deposits or anomalies identified in the geophysical data. The location of their sample points covering the Kigosi Project is illustrated in Figure 26. The AngloGold Ashanti survey covered the Luhwaika and Igunda Prospects in detail and the Msonga and Bungoni Prospects at a reconnaissance level.

10.3.4.1.	Equipment and Parameters

AngolGold utilised an in-house team of suitably qualified personnel and field assistants to carry out the soil sampling. Sampling was only carried out during the dry months when accessibility was good.

10.3.4.2.	Survey Method

An initial reconnaissance grid was laid out at an interval of 400m by 400m and this was reduced to 400m by 200m over known anomalies. A total of 22,500 soil samples were taken by AngloGold Ashanti in 2004 over the entire Kigosi area.

The AngloGold Ashanti survey conducted over Luhwaika was at a grid spacing of 160m by 40m. The company also conducted a survey over the Luhwaika East area at a grid spacing of 450m by 100m. Additional soil sampling was carried out towards the eastern boundary of the Kigosi Project area, east of the Luhwaika Prospect. The reason for this particular survey was unknown, as there are no geophysical anomalies in this area. AngloGold Ashanti used a grid of 160m x 40m and 80m x 60m to cover the Igunda workings.

Further details on the survey method were not available.

10.3.4.3.	Summary and Interpretation of Results

AngloGold Ashanti supplied TRX with all their soil survey data. This data has been combined with the later TRX soil geochemistry data and contoured according to gold grade. The resultant plot for the entire Kigosi Project area is shown in Figure 27. It must be noted that the AngloGold Ashanti soils were sampled at a slightly different sieve size to that used by TRX and, on comparison; their results appear to be of a slightly lower grade than AngloGold Ashanti s.

The basic statistics pertaining to the soil geochemistry results is tabulated in Table 11.

Table 11 : Soil Geochemical Results for the Kigosi Project
	ANGLOGOLD ASHANTI				TRX				COMBINED
	NO.	MIN	MAX	MEAN	NO.	MIN	MAX	MEAN	NO.	MIN	MAX	MEAN
PROSPECT	DATA	(ppb	(ppb	(ppb	DATA	(ppb	(ppb	(ppb	DATA	(ppb	(ppb	(ppb
	POINTS	Au)	Au)	Au)	POINTS	Au)	Au)	Au)	POINTS	Au)	Au)	Au)
Luhwaika	3,622	0.50	928.00	8.89	159	0.50	52.00	3.58	3,781	0.50	928.00	8.67
Igunda	1,044	1.00	67.00	4.58	1,577	0.50	509.00	3.24	2,621	0.50	509.00	3.77
Msonga	1,976	1.00	152.00	7.10
Msonga West					1,348	0.50	147.00	1.53
Bungoni									2,359	0.50	128.00	1.37
TOTAL / AVE	6,902	0.50	928.00	7.47	5,382	0.50	509.00	2.51	12,284	0.50	928.00	5.30
* Total number of data points may not add up due to the exclusion of some points based on the limit of the prospect area.

A zoom of the combined gold-in-soil results for the Luhwaika and Igunda Prospects is illustrated in Figure 28. These results were modelled in Micromine using a search radius of 400m and the inverse distance squared method of gridding estimation.

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The results over Luhwaika clearly indicate a broad anomaly with a northwest-southeast trend which straddles the granite-greenstone contact. This anomaly indicates the presence of extensive auriferous quartz rubbles covering the known shear zones. This anomaly is open to the west, across the Nikonga River, suggesting the potential for additional mineralisation in this area.

The Luhwaika East anomaly appears as a feature trending in a north-northwest-/south-southeast direction, which is wholly hosted within the granites. This anomaly joins with the Luhwaika Main in the south. The combination of the two anomalies provides additional potential for auriferous quartz rubbles covering this area. A number of small anomalies were identified in the far east of Luhwaika, near the eastern Kigosi Project boundary.

A rose diagram was plotted for the Luhwaika soil results (Figure 28). This diagram indicates the following:-

•	a broad north/south gold-in-soil trend defining the possible regional gold corridor;

•	a dominant 322° trend reflecting the Luhwaika Main and West reefs; and

•	a well confined 50° trend that may represent a sample line effect.

10.3.5.	Soil Geochemisty Survey by TRX

TRX continued AngloGold Ashanti s work on the soil sampling commencing in 2007. The soil sampling programme is still ongoing. TRX s soil geochemistry surveys have focused on the following:-

•	filling in the missing area of the AngloGold Ashanti survey within the Luhwaika Prospect (Figure 26);

•	completing the survey to the west of the Nikongo River near Luhwaika (Figure 26);

•	completing the survey to the west of Igunda on the opposite side of the river (Figure 26);

•	continuing with reconnaissance surveys to the north and west of the Bungoni Prospect (Figure 26); and

•	continuing with reconnaissance surveys in Msonga West (Figure 26).

10.3.5.1.	Equipment and Parameters

TRX utilises an in-house team of botanists, geologists and field assistants to carry out the soil sampling. Accessibility limitations during the rainy season only allow soil geochemical sampling to only take place between June and November. The sampling team was able to take between 35 and 60 samples per day depending on the soil conditions.

10.3.5.2.	Survey Method

An initial reconnaissance grid was laid out at an interval of 400m by 400m. In certain areas of the Msonga West and the Bungoni Prospects a grid of 200m by 200m was utilised. The grid size for the sampling to the west of Luhwaika and Igunda was 25m by 200m. The grid size for Luhwaika East infill block was 25m by 100m.

10.3.5.3.	Summary and Interpretation of Results

The results of the gold grade variations within the soils associated with the Luhwaika and Igunda Prospects are discussed in conjunction with the AngloGold Ashanti results in Section 10.3.4. The basic statistics pertaining to the soil geochemistry results are tabulated in Table 11.

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10.3.6.	Pit Bulk Sampling by TRX

TRX initiated a pit bulk sampling campaign between September 2010 and February 2011. The aim of this exploration was to determine the processability using gravitational methods by treating the entire bulk sample through a rudimentary pilot plant located at the main camp, which is discussed in Section 17. In addition, a channel sample was collected from from the pit side walls as a way of providing an indication of the in-situ grade to reconcile with the bulk sample reuslts. The extent of the exploration was on a small scale and included 43 bulk samples excavated from pits. Only 18 of these pit bulk samples underwent the full excavation, channel sampling and pilot plant testing within the four month period. The aim of the pit bulk sampling campaign was to provide additional comfort on the grades of the quartz rubble deposit using larger sample sizes. The aim was also to ascertain the free gold recoverability using a rudimentary pilot plant as a low cost exercise.

10.3.6.1.	Equipment and Parameters

TRX utilised an in-house geologists and field assistants to carry out the pit bulk sampling. Excavation was conducted with a small excavator and a single dump truck. Excavation was monitored by the geologist to ensure uniformity of the excavation and to stop the hole once the mottled zone has been reached. The mottled zone was also dug out as part of the bulk sample to a further depth of ~0.5m below the quartz rubble.

10.3.6.2.	Survey Method

The location of the bulk sampling pits was defined by the then Senior VP Mr R. Van Der Westhuizen, based on the earlier RAB drilling and various other requirements. The pit co-ordinates were emailed to the field geologist who then located the pit using a hand-held GPS and staked the limits on an east-west orientation. A 5.0m x 2.5m x 2.5m pit was measured out with tape and staked. The sizing was proposed to yield approximately 80.0t bulk samples. No specific grid size or spacing was used for the pit location.

10.3.6.3.	Summary and Interpretation of Results

The performance and effectiveness of the bulk pit sampling campaign is impossible to gauge as only 18 samples underwent the full analysis and processing before the campaign was ceased, it therefore, represents too small a sample population to begin making inferences. The original aim to possibly increase resource confidence cannot be done from the sparse results, nor can reconciliation between the 18 channel samples and processed samples be concluded as theft was suspected on the processed samples which had widely ranging results.

10.4.	Drilling (NI 10)

TRX has carried out drilling on its most advanced prospects, namely Luhwaika, Igunda and Msonga. Three drilling methods were used, RAB, RC and diamond. The purpose of the former two methods was to obtain knowledge with respect to lithology and gold mineralisation at shallow depth, whilst the purpose of the latter method was to obtain information on the vertical continuity of the reefs at depth and the associated grades. Each method is described in detail in the section to follow.

10.4.1.	RAB Drilling

The purpose of the RAB drilling was to obtain a sample at the soil / rock interface and assess its gold content. This, in effect, is very similar to a soil sample, but is more effective as it is deeper and negates the effect of any travelled or masking soils, i.e. the black cotton soils present in the mbugas.

Two RAB drilling programmes were carried out, the first during August 2008 and the second during October 2008. The initial programme was used to test The Gap for mineralisation, which had not been previously sampled during the soil sampling programme, and to test the gold concentrations across soil and IP anomalies identified over Igunda.

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The second programme was designed to test the anomalies identified from the soil and IP survey over Luhwaika i.e. the Luhwaika North and West. The location of the drill sites, in relation to the entire Kigosi Project, is illustrated in Figure 29, whilst Figure 30 shows a zoom of both the Igunda and Luhwaika the sites in relation to the IP results.

10.4.1.1.	Equipment

TRX, through its subsidiary Tanzam 2000, purchased its own RC/RAB drill rig in August 2004. TRX has established a drilling department with Mr. D. Claassens as the Drill Supervisor. Mr. Claassens has been in the drilling industry for 28 years, predominantly in the diamond drill field. He heads a drill crew of seven Tanzanians that includes three drillers, a mechanic and a store keeper.

The drill rig, which was commissioned in April 2005, is a Smith Capital Hotline 14R3H drill mounted on a Samil truck (Figure 31). The drill rig is driven by a truck-mounted 900 cfm/350 psi Ingersoll Rand compressor unit.

RAB drilling was conducted using the rig described above. The drilling was conducted using 2” rods and 4” bits and clay cutters.

10.4.1.2.	Drilling Method

The RAB drilling programme was laid out and monitored by Mr. J. Deane (Pr. Sci. Nat.) and Mr. P. Zizhou (Pr. Sci. Nat.). RAB drilling was conducted using standard drilling techniques. All drilling procedures were prepared by Mr. J. Deane and follow the standard procedures carried out by most exploration companies in Tanzania.

All holes were drilled vertically along the local grid lines or fences set out by TRX, on a hole spacing of 25m. The boreholes were numbered sequentially with a prefix of KG20RAB, indicating the Kigosi Project, the TRX in-house reference or book number and the type of drilling.

Kigosi is situated within a game controlled area, so extra caution was taken to avoid unnecessary environmental damage.

10.4.1.3.	Summary and Interpretation of Results

A total of 164 RAB holes were drilled over Luhwaika, covering a length of 1,621m. The average depth of the holes was 9.88m. The drill holes are summarised in Table 12.

Table 12 : RAB Drilling Summary for Luhwaika

PROSPECT / LOCATION	LOCAL GRID LINE NO.	HOLE NO. (From)	HOLE NO. (To)	NO. HOLES	TOTAL LENGTH (m)
	4150N	KG20RAB001	KG20RAB017	17	193
	4450N	KG20RAB018	KG20RAB035	18	165
Luhwaika	4850N	KG20RAB036	KG20RAB103	68	665
	5250N	KG20RAB152	KG20RAB164	13	165
	5650N	KG20RAB104	KG20RAB151	48	433
	TOTAL LUHWAIKA			164	1,621

Samples were taken at 1.0m intervals, composited by lithology and assayed for gold. A summary of the results for the Luhwaika Prospect is shown in Table 13.

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FIGURE 30
Tanzanian Royalty - Kigosi Project

LOCALITY WITHIN PROJECT AREA

Kitambi
Luhwaika North
German Workings
Luhwaika Far East
Luhwaika East
Luhwaika West
Luhwaika
The Gap
Igunda
Igunda South
Igunda West
Igunda Far West A
Igunda Far West B
N
0
Scale
2km

LEGEND

- Roads
- Rivers
- Prospecting Licences Boundaries
- RAB Drill Lines
- Grade > 20ppb Au

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D10008_TanzanianRoyalty_Kigosi_2011

Table 13 : RAB Drilling Results for Luhwaika

PROSPECT	LOCAL GRID LINE NO.	NO. SAMPLES	MIN (Au g/t)	MAX (Au g/t)	MEAN (Au g/t)
	4150N	61	0.005	0.020	0.005
	4450N	72	0.005	0.145	0.008
Luhwaika	4850N	154	0.005	0.010	0.005
	5250N	13	0.005	0.005	0.005
	5650N	105	0.005	0.170	0.007
	TOTAL LUHWAIKA	405

The resultant grades appear relatively low. However, the fact that these are effectively soil samples should be borne in mind, and that soil sample results are generally measured in ppb rather that g/t (ppm).

The results of the RAB drilling have provided a 3D assessment of the gold grades within the soils and the soil / rock interface across the Luhwaika Prospect. These results are included in the 3D computerised orebody model for Luhwaika and these results are included in discussion on the modelling in Section 10.8.

10.4.2.	Inclined RC Drilling

Inclined RC drilling was undertaken across the Luhwaika Prospect in order to provide a model of the geology to a maximum depth of 100m and to assess the gold mineralisation therein. The programme focussed on drilling across known mineralised areas and anomalies identified from previous exploration methods. Thereafter, the aim was to investigate the vertical and lateral continuity of these zones across the prospect areas. More specifically, the drilling was carried out on the following deposits or reefs associated with Luhwaika Prospect:-

•	Luhwaika Main;

•	Luhwaika West;

•	German Workings; and

•	Luhwaika East.

Rock samples are collected from the holes as chips, using a cyclone, at 1.0m intervals. As a result of this, the accuracy of the depth measurements has limitations and the identification of the rock types can be problematic in some instances. However, RC drilling is a time and cost effective method to achieve a broad scale assessment of geology and grade.

The RC drilling was carried out on the Luhwaika prospect in a series of seven phases between November 2006 and January 2009. The location of all these RC holes is illustrated, in relation to the Kigosi Project, on Figure 32. An enlarged plan of these holes is illustrated in Figure 33 in relation to the surface geology.

10.4.2.1.	Equipment

RC drilling was conducted using TRX s Smith Capital Hotline 14R3H drill mounted on a Samil truck. The drilling was conducted using a 4” RC rod string with 5” - 6” bits.

10.4.2.2.	Drilling Method

The RC drilling programmes were laid out and monitored by Mr. John Deane (Pr. Sci. Nat.) and Mr. Peter Zizhou (Pr. Sci. Nat.). RC drilling was conducted using standard drilling techniques. All drilling procedures were prepared by Mr. John Deane and follow the standard procedures carried out by most exploration companies in Tanzania.

Once the dip of the mineralised zones was established, the drilling was carried out at a dip of -60°, an azimuth of 052° and a borehole spacing of between 30m and 60m along 100m line spacings. Drilling was set out on the local grid system or fence lines established by TRX.

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Drilling over the German Workings was carried out at dip of -50°, an azimuth of 232° and a borehole spacing of 30m. A single water borehole was drilled with a 90° dip.

Drill holes were numbered sequentially with a prefix to indicate the Project name (KG), TRX reference / book number (20) and the type of drilling (RC). A single water borehole was drilled. This hole was identified by the inclusion of a “W” in the prefix.

Each borehole was logged by a TRX geologist on a standard logging sheet. Information included on the sheet was:-

•	borehole and fence number;

•	project reference numbers;

•	logger s name;

•	collar survey coordinates and GPS used;

•	commencement and completion dates;

•	dip and azimuth of RC holes;

•	total length;

•	lithological classification including information on the colour, weathering, grain size, texture, structure, alteration, percentage of quartz veining and type of mineralisation;

•	other comments;

•	sample and blank numbers; and

•	assay results.

Kigosi is situated within a game controlled area, so extra caution is taken to avoid unnecessary environmental damage.

10.4.2.3.	Summary and Interpretation of Results

A total of 520 inclined RC holes were drilled in the Luhwaika Prospect during the seven phases, with a combined length of 27,120m. The average borehole length was 52m. This drilling produced a total of 4,177 chip samples taken at 1.0m intervals in the mineralised zones, and composited 3.0m samples in the barren areas which were sent for assaying. Table 14 summarises the drill lines and number of holes for Luhwaika.

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Table 14 : Inclined RC Drilling Summary for Luhwaika
PROSPECT / LOCATION	LOCAL GRID LINE NO.	HOLE NO. (From)	HOLE NO. (To)	NO. HOLES	TOTAL LENGTH (m)
Luhwaika	0850N	KG20RC335	KG20RC337	3	120
	1050N	KG20RC324	KG20RC334	11	412
	1250N	KG20RC158	KG20RC170	13	428
		KG20RCW1		1	30
	1350N	KG20RC130	KG20RC140	11	504
		KG20RC472	KG20RC473	2	198
		KG20RC081	KG20RC094	14	498
	1450N	KG20RC124		1	108
		KG20RC474		1	72
		KG20RC475	KG20RC478	4	351
		KG20RC141	KG20RC157	17	756
	1510N	KG20RC378		1	87
		KG20RC379	KG20RC382	4	429
		KG20RC001	KG20RC015	15	596
		KG20RC078	KG20RC080	3	117
		KG20RC123		1	86
	1650N	KG20RC125	KG20RC129	5	381
		KG20RC383	KG20RC386	4	402
		KG20RC479	KG20RC480	2	195
		KG20RC506	KG20RC507	2	213
		KG20RC172	KG20RC187	16	696
	1750N	KG20RC370	KG20RC377	8	567
		KG20RC508	KG20RC511	4	281
		KG20RC519		1	150
		KG20RC188	KG20RC205	18	774
	1850N	KG20RC387	KG20RC393	7	492
		KG20RC504	KG20RC505	2	222
		KG20RC206	KG20RC228	23	968
	1950N	KG20RC512	KG20RC513	2	231
		KG20RC514		1	97
		KG20RC095	KG20RC122	28	954
	2050N	KG20RC500	KG20RC503	4	393
		KG20RC515		1	129
		KG20RC229	KG20RC249	21	717
	2150N	KG20RC250	KG20RC256	7	446
		KG20RC420	KG20RC422	3	324
	2250N	KG20RC257	KG20RC279	23	1282
		KG20RC516	KG20RC519	4	381
	2350N	KG20RC400	KG20RC405	6	270
		KG20RC407	KG20RC418	12	858
		KG20RC016	KG20RC045	30	1175
	2450N	KG20RC280	KG20RC287	8	635
		KG20RC419	KG20RC	1	78
	2550N	KG20RC358	KG20RC369	12	705
		KG20RC288	KG20RC298	11	376
	2650N	KG20RC310	KG20RC311	2	166
		KG20RC312	KG20RC317	6	508
		KG20RC423	KG20RC429	7	378
		KG20RC338	KG20RC347	10	595
	2750N	KG20RC394	KG20RC399	6	321
		KG20RC406		1	78
		KG20RC299	KG20RC309	11	472
	2850N	KG20RC318	KG20RC323	6	521
		KG20RC430	KG20RC433	4	171
		KG20RC481	KG20RC483	3	138
		KG20RC348	KG20RC357	10	386
		KG20RC440	KG20RC441	2	132
	3050N	KG20RC456	KG20RC463	8	504
		KG20RC484		1	120
		KG20RC485	KG20RC486	2	198

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PROSPECT / LOCATION	LOCAL GRID LINE NO.	HOLE NO. (From)	HOLE NO. (To)	NO. HOLES	TOTAL LENGTH (m)
Luhwaika	3250N	KG20RC046	KG20RC077	32	1227
		KG20RC434	KG20RC439	6	447
	3450N	KG20RC464	KG20RC471	8	284
		KG20RC487	KG20RC488	2	111
	4100N	KG20RC442	KG20RC455	14	765
	4200N	KG20RC489	KG20RC493	5	210
	4300N	KG20RC494	KG20RC499	6	204
	TOTAL LUHWAIKA			520	27,120

The drilling results are too numerous to be reported individually, so Table 15 has been included to show the basic statistics by grid line.
Table 15 : Inclined RC Drilling Results for Luhwaika

PROSPECT / LOCATION	LOCAL GRID LINE NO.	NO. SAMPLES	MIN (Aug/t)	MAX (Aug/t)	MEAN (Aug/t)
	0850N	38	0.005	0.030	0.008
	1050N	141	0.005	0.270	0.024
	1250N	180	0.005	6.645	0.072
	1350N	350	0.005	12.950	0.127
	1450N	698	0.005	10.400	0.087
	1510N	579	0.005	12.233	0.155
	1650N	1,112	0.005	21.500	0.165
	1750N	776	0.005	6.465	0.143
	1850N	522	0.005	13.150	0.166
	1950N	355	0.005	13.125	0.183
	2050N	667	0.005	15.950	0.181
	2150N	348	0.005	37.000	0.411
Luhwaika	2250N	465	0.005	101.250	0.543
	2350N	400	0.005	14.700	0.305
	2450N	1,262	0.005	38.150	0.177
	2550N	249	0.005	7.240	0.163
	2650N	469	0.005	8.640	0.135
	2750N	311	0.005	3.423	0.056
	2850N	355	0.005	2.820	0.103
	3050N	412	0.005	66.063	0.232
	3250N	1,330	0.005	2.657	0.021
	3450N	194	0.005	5.966	0.031
	4100N	277	0.005	2.760	0.023
	4200N	202	0.005	1.333	0.035
	4300N	190	0.005	0.480	0.016
TOTAL LUHWAIKA		11,882

The inclined RC drilling provided results with respect to the geology associated with the Luhwaika Prospect. The area was dominated by granites, with a minor mafic component. The granites appeared to be intrusive into the mafics. Four types of granites were identified from the drilling, namely:-

•	granite;

•	biotite-bearing granite;

•	silica-rich granite (alteration phase). This is further interpreted to have a medium grained quartz-feldspar porphyry protolith containing pyrite; and

•	sheared sericite-rich granite (alteration phase).

With respect to the assay results and the associated mineralisation, the following results were obtained:-

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•
two auriferous north-northwest trending sericite schist shear zones, Luhwaika Main and Luhwaika West reefs, were identified which continue for a distance of 2.2km, and the structures are open to both the northwest and southeast;

•	the grades decrease in the southeast where the shear zones pass from granites into greenstones;

•	the Luhwaika Main and Luhwaika West shear zones vary in thickness from 1 - 4m and are separated by a distance of between 150 250m. They strike 320° and dip approximately 22°west (Figure 34);

•	intersections of high gold concentrations within the reefs indicate the presence of high grade shoots. These intercepts included grades of:-

•	101.25g/t over 1.0m (KG20RC271);

•	34.25g/t over 2m (KG20RC244);

•	11.32g/t over 4m (KG20RC270);

•	7.25g/t over 2m (KG20RC237);

•	6.65g/t over 2m (KG20RC164);

•	13.15g/t over 1.0m (KG20RC204); and

•	7.31g/t over 1.0m (KG20RC217).

•	further drilling of the shoots indicated that they are shallow, <70m deep, strike at approximately 300° and plunge at 5°northwest;

•	confirmatory drilling down dip on the shoots indicated that the high grades did not continue with increasing depth;

•	shoots vary in length along strike from 100m to 1,300m;

•	the shoots are separated by low grade (<2.0g/t) areas of 10m 30m in size along the plane of the shear zone;

•	five shoots were positively identified within the Luhwaika Main Reef, namely; Falcon, Bateleur, Eagle, Goshawk and Martial;

•	four shoots were identified on the Luhwaika West Reef namely; Flamingo, Pelican, Albatross and Egret, with Albatross being the most prominent;

•	the shoots appear to be closing to the northwest;

•	high gold grades were present in surface quartz rubbles associated with the hanging walls of the shear zones. These quartz rubbles are laterally extensive and warrant further investigation;

•	the grade decreases due to the steepening of the shear; and

•	no gold was identified in the mafic rocks at Luhwaika, although quartz veining was present.

Table 16: summarises the statistics associated with the shoots as a result of the RC drilling.

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Table 16 : Shoot Statistics Based on RC Drilling Results for Luhwaika

REEF	SHOOT	NO. RC HOLE INTERSEPTS	STRIKE LENGTH (m)	DOWN DIP EXTENT (m)	WIDTH (m)	MIN GRADE (Au g/t)	MAX GRADE (Au g/t)
Luhwaika Main	Falcon	10	850	10 - 20	1 - 2	2.59	8.83
	Bateleur	21	1300	10 - 20	1 - 3	1.99	101.25
	Eagle	10	450	10 - 20	1 - 2	2.10	15.95
	Goshawk	8	650	10 - 20	1 - 2	2.45	35.70
	Martial	3	500	10	1 - 2	3.45	9.40
Luhwaika West	Flamingo	3	300	10	1	3.96	4.46
	Pelican	8	1000	10 - 30	1 - 2	2.77	16.46
	Albatross	3	250	10	1	4.63	20.30
	Egret	1	N/A	N/A	3	4.37

All results from the RC drilling are included in the orebody model of the Luhwaika Main and Luhwaika West reefs. Further results associated with the modelling are discussed in the relevant section.

10.4.3.	Vertical RC Drilling for Verification Purposes (Phase 1)

Vertical RC drilling was undertaken along three existing inclined RC fence lines on the Luhwaika Prospect (Figure 35). The purpose of the drilling was to investigate the accuracy of the inclined RC drilling with respect to quartz rubble thickness and grade measurements. This programme was known as Phase 1 of the vertical RC drilling. TRX was aware that the inclined RC holes had returned surface and near surface samples with low sample recoveries and concern was raised as to whether this resulted in an underestimation of the gold grade as a result. The outcome of the comparison would enable TRX to decide on the most effective and accurate method for estimation of the potential quartz rubble resources going forward. This vertical drilling was also compared to channel sampling results from a trench excavated for the same purpose.

10.4.3.1.	Equipment

RC drilling was conducted using TRX s Smith Capital Hotline 14R3H drill mounted on a Samil truck. The drilling was conducted using a 4” RC rod string with 5 “ bits.

10.4.3.2.	Drilling Method

The vertical RC drilling programme was laid out and monitored by Mr. John Deane (Pr. Sci. Nat.) and Mr. Peter Zizhou (Pr. Sci. Nat.). RC drilling was conducted using standard drilling techniques. All drilling procedures were prepared by Mr. John Deane and follow the standard procedures carried out by most exploration companies in Tanzania.

Three lines (1450N, 1850N and 2150N) of vertical RC holes were drilled specifically to be used as a comparison with trench results. These holes were drilled vertically on a spacing of 10m in an area previously yielding high grades. The holes were drilled in a more controlled manner with the aim of obtaining the maximum possible recoveries of surface or near surface samples. Drill holes were numbered sequentially with a prefix to indicate the Project name (KG), TRX reference / book number (20) and the type of drilling (GR), i.e. quartz rubble RC.

On L1850N, a total of 19 vertical RC holes (KG20GR001 019) were drilled with a spacing of 10m, on a line distance of 190m. A total of 73.15m of drilling was conducted averaging 3.85m per hole on this fence. On L2150N, a total of 32 vertical RC holes (KG20GR020 051) were drilled with a spacing of 10m, on a line distance of 310m. A total of 197.3m of drilling was conducted averaging 6.17m per hole on this fence. On L1450N, 21 vertical RC holes (KG20GR052 072) were drilled with a spacing of 10m, on a line distance of 210m. A total of 96m of drilling was conducted averaging 4.6m per hole on this fence.

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Each borehole was logged by a TRX geologist on a standard RC logging sheet as described in Section 10.4.2.2.

10.4.3.3.	Summary and Interpretation of Results

A total of 73 vertical quartz rubble RC holes were drilled along the three lines within the Luhwaika Prospect, with a combined length of 366m. The average borehole length was 5.09m. The details on the vertical drilling lines are shown in Table 17.

Table 17 : Phase 1 Vertical RC Drilling Summary for Luhwaika

PROSPECT / LOCATION	LOCAL GRID LINE NO.	HOLE NO. (From)	HOLE NO. (To)	NO. HOLES	TOTAL LENGTH (m)
	1450N	KG20GR052	KG20GR073	22	96.00
Luhwaika	1850N	KG20GR001	KG20GR019	19	73.15
	2150N	KG20GR020	KG20GR051	31	197.30
		TOTAL LUHWAIKA		72	366.45

The drilling results are too numerous to be reported individually, so Table 18 has been included to show the basic statistics by grid line.

Table 18 : Phase 1 Vertical RC Drilling Results for Luhwaika

PROSPECT / LOCATION	LOCAL GRID LINE NO.	NO. SAMPLES	MIN (Aug/t)	MAX (Aug/t)	MEAN (Aug/t)
	1450N	100	0.007	1.880	0.264
Luhwaika	1850N	76	0.005	27.642	1.266
	2150N	115	0.005	6.523	0.279
TOTAL LUHWAIKA		291

Notable gold intersections within the Phase 1 vertical RC holes are tabulated in Table 19.

Table 19 : Phase 1 Vertical RC Drilling Notable Gold Assay Results

PROSPECT LOCATION	LOCAL GRID LINE NO.	HOLE NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)
Luhwaika		KG20GR002	0.40	1.40	1.00	39.75
		KG20GR003	0.30	1.30	1.00	1.81
		KG20GR004	0.70	1.70	1.00	1.48
		KG20GR005	0.65	1.65	1.00	1.13
	1850N	KG20GR007	0.55	1.55	1.00	55.25
		KG20GR009	0.60	1.60	1.00	1.16
		KG20GR011	0.00	1.40	1.40	4.84
		KG20GR012	0.00	1.40	1.40	4.69
		KG20GR014	0.50	2.50	2.00	1.83
		KG20GR028	4.00	5.00	1.00	1.85
		KG20GR030	3.50	4.50	1.00	1.96
		KG20GR032	3.20	4.20	1.00	2.03
	2150N	KG20GR034	3.80	5.80	2.00	3.45
		KG20GR035	3.50	4.50	1.00	3.14
		KG20GR037	3.00	4.00	1.00	1.54
		KG20GR043	4.00	5.00	1.00	5.72
		KG20GR052	3.00	5.00	2.00	1.64
		KG20GR053	3.00	4.00	1.00	1.74
	1540N	KG20GR054	2.00	3.00	1.00	1.07
		KG20GR057	1.00	3.00	2.00	1.79
		KG20GR062	0.00	2.00	2.00	1.59
		KG20GR071	1.00	2.00	1.00	3.08

The results of the vertical drilling in comparison with the trench results are discussed in the section on trenching, i.e. Section 10.4.7.3.

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10.4.4.	Vertical RC Drilling for Quartz Rubble Delineation (Phase 2)

During the original inclined-hole RC exploration drilling of the Luhwaika prospect, a substantial gold-mineralized surface quartz rubble resource was delineated on a 30m x 100m grid system. Holes were drilled with an inclination of -60o. Typically the overburden was drilled in a conventional manner without using a casing. A 6 inch casing bit was used and samples were collected using pans and spades at the top of the hole, similar to RAB sampling. Sample recoveries were therefore generally below acceptable proportions.

In order to define the lateral and vertical extent of this promising quartz rubble horizon that was deemed to have the potential of forming an economical mineable resource, TRX conducted two phases of detailed shallow vertical RC drill-holes on the Luhwaika Prospect within the Kigosi Project Area. Phase 1 is described in the previous section. The location of the drill holes for both phases is indicated in Figure 35.

10.4.4.1.	Equipment

RC drilling was conducted using TRX s Smith Capital Hotline 14R3H drill mounted on a Samil truck. The drilling was conducted using a 4” RC rod string with 5 “ bits.

10.4.4.2.	Drilling Method

Both phases of vertical RC drilling were laid out and monitored by Mr. John Deane (Pr. Sci. Nat.) and Mr. Peter Zizhou (Pr. Sci. Nat.). The first (Phase 1) was described in detail in Section 10.4.3, whilst the second (Phase 2) is described herein.

RC drilling was conducted using standard drilling techniques. All drilling procedures were prepared by Mr. John Deane and follow the standard procedures carried out by most exploration companies in Tanzania. In order to maximize sample collection, 2 cyclones were used to collect the RC chip samples.

During the second phase of drilling, an additional 16 fence lines of RC holes were drilled on a line spacing of 200m with a drill-hole spacing of 200m. Again, the drill holes were numbered sequentially (incremental from the 1st phase) with a prefix to indicate the Project name (KG), TRX reference / book number (20) and the type of drilling (GR), i.e. quartz rubble RC.

Each borehole was logged by a TRX geologist on a standard RC logging sheet as described in Section 10.4.2.2.

10.4.4.3.	Summary and Interpretation of Results

A total of 113 shallow vertical quartz rubble RC holes (Phase 2) with a length of 504m. The average borehole length was 4.46m. The details of the drilled fences for Phase 2 are shown Table 20.

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Table 20 : Vertical Quartz Rubble RC Drilling Summary for Luhwaika (Phase 2)

PROSPECT / LOCATION	LOCAL GRID LINE NO.	HOLE NO. (From)	HOLE NO. (To)	NO. HOLES	TOTAL LENGTH (m)
	1250N	KG20GR074	KG20GR077	4	13.50
	1450N	KG20GR078	KG20GR080	3	18.50
		KG20GR089	KG20GR090	2	12.00
	1650N	KG20GR081	KG20GR088	8	35.50
	1850N	KG20GR091	KG20GR097	7	24.50
	2050N	KG20GR098	KG20GR106	9	35.50
	2250N	KG20GR107	KG20GR114	8	43.00
	2450N	KG20GR115	KG20GR123	9	43.00
Luhwaika	2650N	KG20GR133	KG20GR139	7	39.50
	2850N	KG20GR124	KG20GR132	9	41.50
	3050N	KG20GR140	KG20GR146	7	32.00
	3250N	KG20GR147	KG20GR153	7	30.00
	3450N	KG20GR154	KG20GR159	6	25.50
	3650N	KG20GR160	KG20GR167	8	23.50
	3850N	KG20GR168	KG20GR174	7	30.00
	4050N	KG20GR175	KG20GR180	6	28.50
	4250N	KG20GR181	KG20GR186	6	27.50
TOTAL LUHWAIKA				113	503.50

The drilling results are too numerous to be reported individually, so Table 21 has been included to show the basic statistics by grid line.

Table 21 : Vertical Quartz Rubble RC Drilling Results for Luhwaika (Phase 2)

PROSPECT / LOCATION	LOCAL GRID LINE NO.	NO. SAMPLES	MIN (Aug/t)	MAX (Aug/t)	MEAN (Au g/t)
	1250N	28	0.01	1.58	0.09
	1450N	70	0.01	4.33	0.16
	1650N	80	0.01	2.16	0.07
	1850N	57	0.01	1.04	0.08
	2050N	81	0.01	2.03	0.12
	2250N	98	0.01	5.90	0.24
	2450N	99	0.01	5.67	0.13
Luhwaika	2650N	92	0.01	1.36	0.05
	2850N	98	0.01	0.83	0.06
	3050N	77	0.01	2.45	0.05
	3250N	70	0.01	0.40	0.03
	3450N	59	0.01	0.63	0.03
	3650N	55	0.01	0.07	0.01
	3850N	71	0.01	0.28	0.03
	4050N	66	0.01	0.11	0.01
	4250N	55	0.01	0.10	0.01
TOTAL LUHWAIKA		1,156

Notable gold intersections are tabulated in Table 22.

Table 22 : Phase 2 Vertical RC Drilling Notable Gold Assay Results

PROSPECT / LOCATION	LOCAL GRID LINE NO.	HOLE NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)
	1250N	KG20GR076	1.50	2.00	0.50	1.58
	1450N	KG20GR079	0.00	1.50	1.50	3.24
	1650N	KG20GR083	0.00	0.50	0.50	2.16
	1850N	KG20GR097	0.50	1.00	0.50	1.04
	2050N	KG20GR099	2.50	3.00	0.50	2.03
Luhwaika		KG20GR101	3.50	4.50	1.00	1.40
	2250N	KG20GR112	1.50	4.00	2.50	4.11
	2450N	KG20GR117	0.50	1.00	0.50	5.67
		KG20GR119	1.00	1.50	0.50	1.28
	2650N	KG20GR133	0.50	1.00	0.50	1.36
	3050N	KG20GR146	2.50	3.00	0.50	2.45

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The results of the shallow vertical holes of both Phase 1 and Phase 2 were utilised for the modelling of the quartz rubble and the derivation of a mineral resource. This is discussed in detail in Section 10.8.2.

10.4.5.	Diamond Drilling

Diamond drilling has been carried out on Luhwaika and Igunda in order to accurately identify the extent of the mineralisation at depth, in particular the continuation of the high grade shoots down dip. With the extraction of rock cores from accurately measured depths, this is the preferred method of drilling for ore resource delineation. However, it is very expensive, and is therefore only used to obtain information at greater depths once the mineralisation horizons have been defined using RC drilling.

The diamond drilling programme was carried out between September and November 2008, with the drilling of 12 boreholes on the Luhwaika Prospect. The location of the holes in relation to the Kigosi Project area is illustrated on Figure 36. The location of the holes in relation to the surface geology of Luhwaika and Igunda is shown in Figure 33.

10.4.5.1.	Equipment

Tandrill Limited were contracted to do the diamond drilling. They used a Longyear 44 drill rig and HQ core was drilled.

10.4.5.2.	Drilling Method

The diamond drilling programs were laid out and monitored by Mr. John Deane (Pr. Sci. Nat.) and Mr. Peter Zizhou (Pr. Sci. Nat.). Diamond drilling was conducted using standard drilling techniques. All drilling procedures were prepared by Mr. John Deane and follow the standard procedures carried out by most exploration companies in Tanzania. Eleven boreholes were drilled on an inclination of -70° and an azimuth of 052°. The twelfth hole (KG20DD012) was drilled as a twin of the RC holes on fence line 2150N, at a dip of -60° and an azimuth of 052°.

Drill holes were numbered sequentially with a prefix to indicate the Project name (KG), TRX reference / book number (20) and the type of drilling (DD). Each borehole was logged by a TRX geologist on a standard logging sheet. Information included on the sheet was:-

•	borehole number;

•	project reference numbers;

•	driller s name;

•	logger s name;

•	collar survey coordinates and GPS used;

•	commencement and completion dates;

•	core size and associated depths;

•	total depth;

•	results of the down-the-hole survey;

•	lithological classification including information on the weathering, grain size, texture, structure, alteration, percentage of quartz veining; angle of veining, type of mineralisation;

•	further details on structure including the vein type, vein s alpha and beta angles and the logger s confidence in the orientation;
•	other comments;

•	sample and blank numbers;

•	assay results; and

•	details on the core recovery.

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Kigosi is dominantly within a game controlled area, so extra caution is taken to avoid unnecessary environmental damage.

10.4.5.3.	Summary and Interpretation of Results

A total of 12 diamond drill holes were drilled in the Luhwaika Prospect during a single phase, with a length of 2,778m. The average borehole length was 231m. Table 23 summarises the drill lines and number of holes for Luhwaika.

Table 23 : Diamond Drilling Summary for Luhwaika

PROSPECT / LOCATION	LOCAL GRID LINE NO.	HOLE NO.	NO. HOLES	TOTAL LENGTH (m)	CORE RECOVERY (%)
Luhwaika		KG20DD001	1	341.44	99
	2050N	KG20DD005	1	245.51	94
		KG20DD007	1	185.90	95
	2150N	KG20DD012	1	68.50	99
	2250N	KG20DD010	1	143.80	89
		KG20DD011	1	221.80	94
		KG20DD002	1	141.80	93
	2450N	KG20DD003	1	323.80	97
		KG20DD004	1	299.90	96
		KG20DD006	1	456.90	97
	2650N	KG20DD008	1	168.70	92
		KG20DD009	1	179.80	97
TOTAL LUHWAIKA			12	2,777.85	95

Borehole KG20DD009 was abandoned at 179m, due to heavy rains and the flooding of the Nkonga River, before an intersection of the Luhwaika Main reef was obtained.

Core recovery was over 90% for all except one hole, with the average core recovery on all the holes being 95%. Losses primarily occurred in the unconsolidated or weathered material at the top of the holes, as would be expected.

The important drilling intersections with respect to gold grades are listed in Table 24.

Table 24 : Important Intersections for Diamond Drilling at Luhwaika (>0.5g/t)

PROSPECT / LOCATION	LOCAL GRID LINE NO.	HOLE NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)	REEF
Luhwaika	2050N	KG20DD001	202.64	203.40	0.76	0.48	Luhwaika West
		KG20DD005	-	-	-	-	-
		KG20DD007	9.74	10.55	0.81	1.86	Quartz vein (UZ4)
			51.26	52.00	0.74	0.69	Luhwaika West
	2150N	KG20DD012	48.95	50.79	1.84	12.63	Luhwaika Main
			53.60	53.93	0.33	0.55
	2250N	KG20DD010	128.80	132.62	3.82	0.63	Luhwaika Main
		KG20DD011	3.60	4.15	0.55	4.76	Quartz rubble
			90.60	91.60	1.00	1.07	Luhwaika West
	2450N	KG20DD002	35.50	37.82	2.32	2.17	Luhwaika West
			118.52	120.12	1.60	3.84	Luhwaika Main
		KG20DD003	133.50	134.32	0.82	3.88	Quartz vein (BZ3)
			192.97	194.50	1.53	0.84	Luhwaika Main
		KG20DD004	174.43	175.00	0.57	5.05	Quartz vein (BZ4)
			224.22	224.75	0.53	0.48	Quartz vein (BZ1)
			231.14	231.64	0.50	0.45	Quartz vein (BZ3)
			290.95	291.75	0.80	1.04	Luhwaika Main
		KG20DD006	-	-	-	-	-
	2650N	KG20DD008	30.76	31.02	0.26	1.24	Quartz vein (UZ1)
			131.35	133.00	1.65	2.24	Luhwaika Main
		KG20DD009	64.75	65.75	1.00	0.46	Quartz vein (UZ3)
			106.27	107.35	1.08	0.65	Quartz vein (UZ1)

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Perusal of Table 24 shows that the significant intersections of gold grades appear to have a lower average grade than those obtained from the RC drilling. However, in general, RC drilling results tend to under estimate the grade of a deposit.

In order to investigate this further a twin hole was planned to intersect the Bateleur shoot on fence line 2150N. Unfortunately the diamond hole was collared equidistant from two RC holes (KG20RC244 and KG20RC245) and as a result was not a true twin of either hole. However, diamond holes KG20DD002 and KG20DD010 were collared 6.0m and 7.0m from KG20RC283 and KG20RC518, respectively. The comparison of these three diamond holes with their closest RC holes are tabulated in Table 25.

Table 25 : Results of Twinning at Luhwaika

DIAMOND DRILL	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)	RC DRILL HOLE NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)	DISTANCE BETWEEN HOLES (m)

HOLE NO.
KG20DD002	35.50	37.82	2.32	2.12	KG20RC283	38.00	40.00	2.00	1.27	6
KG20DD010	128.80	132.62	3.82	0.63	KG20RC518	127.00	129.00	2.00	0.88	7
KG20DD012	48.95	50.79	1.84	12.63	KG20RC244	47.00	50.00	3.00	25.25	15
					KG20RC245	55.00	58.00	3.00	1.12	15

RC underestimated grade

From Table 25 it is evident that in some cases RC results underestimated the grades compared to the diamond drilling, whilst in others it over estimated the grade. Additionally, reefs widths were only moderately comparable. Therefore, additional twinning over smaller distances will be required before any conclusions can be drawn with respect to this issue. The comparison of depth intersection results highlights the inaccuracies associated with RC drilling measurements as opposed to diamond drilling. Therefore, this must be taken into consideration when quoting resources.

Other results obtained from the diamond drilling include the following:-

•	a new suite of rocks, a pink alkali granite, was intersected at a depth of 347m in borehole KG20DD006. This suite appears to be a poor host for gold mineralisation and quartz veining;

•
the reefs were intersected at depths greater than those projected from the RC drilling results, indicating that they form a roll with a steepening dip (up to 45°) or are displaced by a fault. The former explanation is the preferred option;

•
a number of mineralised quartz veins were intersected. These were named according to their position relative to the Luhwaika Main and Luhwaika West reefs (E.g. LZ is footwall to the Luhwaika Main Reef) with a numerical suffix to indicate their order in an ascending sequence (E.g. LZ1);

•	the Bateleur shoot was intersected by two diamond holes resulting in its increase in length from 1,300m to 1,500m as reported in Table 16. It remains open to the west;

•	the Pelican shoot was intersected by a single diamond hole, with no change to its extend or grade variations reported in Table 16;

•	no extensions of the existing high grade shoot nor new shoots were identified at depth from the diamond drilling;

•	mineralised quartz rubbles at surface were intersected; and

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•	the reef grades obtained at depth are too low to warrant further investigation.

All results from the diamond drilling are included in the orebody model of the Luhwaika Main and Luhwaika West reefs. Further results associated with the modelling are discussed in the relevant section.

10.4.6.	Surveying of Borehole Collars

TRX did not conduct a survey of the individual vertical RC drill-holes. However, TRX geologist (P Zizhou) did a detailed enhancement of the government printed topographical contour map from 20m contour-intervals to statistically derive 1.0m contour intervals that were subsequently used as a digital terrain model for the Luhwaika Prospect area. UTM coordinates for the drill-hole collar positions were picked up with a hand-held Garmin 12 GPS. The elevation for each borehole was then computed from the 1.0m-contoured topographic map.

10.4.7.	Trenching

A trenching programme was initiated at Luhwaika during 2009 as an alternative exploration technique to drilling. The purpose of the programme was threefold:-

•	to vertically map the quartz rubble horizon in detail;

•	to test the grade of the quartz rubble horizon by taking large channel samples; and

•
to compare the RC (both inclined and vertical) quartz rubble thickness measurements and assay results with those taken using channel samples. This comparison would ascertain whether RC was an effective method of deriving the grade and thickness of the quartz rubble or whether an alternative method, such as pitting and channel sampling, should be utilised in future. The concern was raised as a function of the fact that RC samples at surface were either taken using a spade or using a cyclone which yielded poor sample recoveries as low as 2kg over 1.0m. This comparison would be carried out between the inclined RC holes, vertical RC holes and the trench results.

As of the date of this report, a single trench had been excavated by TRX, the location of which is illustrated in relation to the Kigosi Project on Figure 36 and as a zoom of the Luhwaika Prospect.

10.4.7.1.	Equipment

The trench was dug by hand using shovels by TRX s employees.

10.4.7.2.	Method

The trench was positioned to cross the Luhwaika reefs at right angles to their strike direction. It was situated on one of three new vertical RC lines drilled (1850N) (Table 17) and also positioned near to inclined RC holes. This line was selected due to the least extent of overburden development. The trench was excavated 2.0m wide, 100m long and to the depth of the bedrock, by TRX s own staff.

The trench was mapped and sampled by Mr. P. Zizhou. Each channel was numbered sequentially with a prefix to indicate the Project name (KG), TRX reference / book number (20) and the type of sampling (CH).

10.4.7.3.	Summary and Interpretation of Results

A total of 18 channels were sampled from along the trench length of 100m. The results of the trench mapping are illustrated as a cross section in Figure 37 and the trench and sampling process are photographed in Figure 38.

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The mapping of the trench identified a new lithology, namely the mottled zone (weathered granite), which had not been previously identified as a separate unit from the RC drilling chips. This zone forms part of the laterite profile and overlies the saprolite of weathered bedrock. The trench profile is comprised of the following lithologies, from surface to bedrock (Figure 38):-

•	clay soil. The contact with the underlying quartz rubble appears to be erosive with the possibility of transportation over short distances;

•
quartz rubble. This consists of poorly sorted quartz fragments in a red clay matrix. The contact with the underlying mottled zone is not erosive and any channel like features are a result of zones of weakness formed from the presence of quartz veins;

•	rubble zone. This is an isolated lithology which is developed above where quartz veins occur in the bedrock. It consists of large boulders of blocky quartz, again in a red clay matrix;

•	mottled zone. Part of the laterite profile where the development of kaolinite, iron nodules and iron staining takes place within the weathered rock;

•	saprolite. The upper portion of the weathered profile where all sulphides are broken down, feldspar minerals are broken down to clays, and the original rock texture is often still present; and

•	granite bedrock

The stratigraphy described above represents an immature laterite profile, with deflation quartz rubble deposits forming near the surface. The duricrust, which is typical of laterite profiles, has either not formed in this trench or has been eroded away.

The gold grade results from the trench are summarised in Table 26.

Table 26 : Important Intersections for Channel Sampling at Luhwaika (>0.3g/t)

PROSPECT / LOCATION	LOCAL GRID LINE NO.	CHANNEL NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)
		KG20CH002B	0.20	1.70	1.50	0.47
		KG20CH004A	0.00	1.00	1.00	1.18
		KG20CH004	0.90	2.00	1.10	5.53
		KG20CH005	0.25	1.10	0.85	1.20
		KG20CH006A	0.50	1.00	0.50	1.65
Luhwaika	1850N	KG20CH007A	0.50	0.90	0.40	0.87
		KG20CH007	0.50	1.10	0.60	0.57
		KG20CH008A	0.00	0.50	0.50	9.05
		KG20CH008	0.00	1.20	1.20	5.33
		KG20CH010A	0.60	1.40	0.80	0.68
		KG20CH010	1.60	3.00	1.40	5.57

Significant gold intersections within the samples listed above include the following:-

•	12.34g/t over 0.60m (KG20CH010);
•	10.05g/t over 0.60m (KG20CH008);
•	8.62g/t over 0.60m (KG20CH004); and
•	2.02g/t over 0.45m (KG20CH005).

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The first assessment of the effectiveness of the various exploration methods is the comparison of the vertical and inclined RC holes with respect to quartz rubble thickness and grades. Comparative vertical and inclined holes were chosen based on their proximity to each other, with distances varying between 2.0 5.0m. These results are tabulated as a summary in Table 27 and in detail in Table 28.

Table 27 : Summary of Comparison of Vertical to Inclined RC Results

HOLE TYPE	QUARTZ RUBBLE THICKNESS (m)	AVE GRADE (g/t)	BIT SIZE (“)	AVE SAMPLE WEIGHT (kg/m)
Inclined	48.50	1.24	5.25	14.91
Vertical	58.25	0.29	5.25	22.30
% DIFFERENCE	120%	23%	88%	150%

The following conclusions can be drawn from Table 27:-

•	the quartz rubble thickness appears to be underestimated in the inclined holes compared to the vertical holes;

•	the grade appears to be overestimated in the inclined holes; and

•	the sample recovery is larger in the vertical holes.

The nugget effect, which is prevalent in the mineralisation at Kigosi, and illustrated in the QA/QC statistics, appears to be playing a role in the grade results tabulated in Table 27.

The second assessment of the effectiveness of the various exploration methods is the comparison of the trench channel sample results with the vertical RC holes, with respect to quartz rubble thickness and grades. The details of the comparison are shown in three separate tables, the first showing all the comparisons, the second showing the comparisons over a similar sample width and the third showing the comparison with the outliers removed.

The following conclusions can be drawn from the various comparisons:-

•
the trench identified a new lithology, the mottled zone, which had previously not been identified in the RC chips. As a result of this, the quartz rubble horizon identified in the RC chips had included the mottled zone and had therefore overestimated the quartz rubble thickness;

•
using this new information, the chips from the vertical RC holes were re-assessed, the quartz rubble and mottled zone separately identified and the quartz rubble thicknesses corrected. The tables of comparison between quartz rubble thickness measured in the vertical RC versus the trench shows that the quartz rubble intervals are similar in the two methods. Therefore vertical RC should be considered as an effective tool to ascertain the quartz rubble thickness over the Luhwaika area for the purposes of classifying Inferred Resources;

•
although the inclined RC holes had combined the quartz rubble and mottled zones and therefore over estimated the quartz rubble thickness, there is a possibility that these holes could be re-assessed, using the stored chips, and the two horizons separately identified. The quartz rubble thicknesses could then be corrected;

•	trenching provided the most accurate measurements of quartz rubble thickness;

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Table 28 : Detailed Comparison of Vertical to Inclined RC Results

FENCE NO.	INCLINED RC HOLE NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)	GRADE (m.g/t)	AVE SAMPLE WEIGHT (kg/m)	VERTICAL RC HOLE NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)	GRADE (m.g/t)	AVE SAMPLE WEIGHT (kg/m)
	KG20RC082	2.00	6.00	4.00	0.28	1.12	23	KG20GR052	2.00	6.00	4.00	0.01	0.04	22
	KG20RC083	2.00	6.00	4.00	5.25	21.00	25	KG20GR054	2.00	5.00	3.00	0.55	1.65	25
1450N	KG20RC086	1.00	3.00	2.00	0.16	0.32	12	KG20GR061	0.00	4.00	4.00	0.23	0.92	19
	KG20RC087	2.00	4.00	2.00	0.02	0.04	15	KG20GR064	0.00	2.50	2.50	0.67	1.68	20
	KG20RC088	0.00	4.00	4.00	1.86	7.44	12	KG20GR066	0.00	3.00	3.00	0.14	0.42	20
	KG20RC090	1.00	2.00	1.00	0.02	0.02	20	KG20GR073	1.50	3.50	2.00	0.24	0.48	30
	KG20RC188	0.00	3.00	3.00	2.37	7.11	6	KG20GR001	0.00	3.25	3.25	0.33	1.07	19
	KG20RC189	0.00	3.00	3.00	1.54	4.62	11	KG20GR004	0.65	3.65	3.00	0.67	2.01	17
	KG20RC190	1.00	3.00	2.00	1.52	3.04	13	KG20GR008	0.00	2.60	2.60	0.26	0.68	24
1850N	KG20RC191	0.00	1.00	1.00	0.15	0.15	5	KG20GR010	0.70	3.30	2.60	0.20	0.52	23
	KG20RC192	0.00	3.00	3.00	0.11	0.33	9	KG20GR013	0.50	1.00	0.50	0.93	0.47	34
	KG20RC193	1.00	4.00	3.00	0.08	0.24	9	KG20GR016	0.30	2.00	1.70	0.32	0.54	19
	KG20RC194	0.00	3.00	3.00	0.07	0.21	5	KG20GR019	0.60	3.60	3.00	0.24	0.72	19
	KG20RC234	3.00	4.00	1.00	0.01	0.01	11	KG20GR020	1.00	4.00	3.00	0.01	0.03	22
	KG20RC235	2.00	5.00	3.00	0.16	0.48	21	KG20GR024	1.50	5.50	4.00	0.04	0.16	22
	KG20RC236	2.00	5.00	3.00	0.02	0.06	16	KG20GR027	1.60	5.20	3.60	0.04	0.14	31
2150N	KG20RC237	2.00	6.00	4.00	4.13	16.52	17	KG20GR030	2.50	5.80	3.30	0.56	1.85	28
	KG20RC238	3.00	5.00	2.00	1.37	2.74	21	KG20GR032	2.20	5.20	3.00	0.81	2.43	28
	KG20RC240	4.00	6.00	2.00	0.02	0.04	23	KG20GR039	2.50	6.20	3.70	0.15	0.56	16
	KG20RC242	4.00	6.00	2.00	0.03	0.06	21	KG20GR044	4.50	5.50	1.00	0.57	0.57	24
	KG20RC243	3.00	4.00	1.00	0.02	0.02	15	KG20GR047	3.50	5.00	1.50	0.14	0.21	19
				AVERAGE		1.24	15				AVERAGE		0.29	22

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

•
the inclined holes yielded medium sample masses (~15kg) and high gold grades, the vertical holes yielded larger sample sizes (~22kg) and slightly lower gold grades and the channel samples yielded small sample masses (~2kg) with very low gold grades. From this it would appear that there may be some relationship between the size of the sample and the resultant gold grade. In order to test this hypothesis, scatter plots were prepared from the vertical and inclined RC assay results and sample mass per kg. These are illustrated in Figure 39. Consideration of these plots reveals no relationship between the size of the samples and the assay results. It is believed that the RC holes have overestimated the grade because the light fraction was blown out of the holes and not collected. The gold remained behind in the heavy fraction, and the poor recovery resulted in higher gold grades.

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Table 29 : Comparison of All Vertical RC and Channel Results

FENCE NO.	VERTICAL RC HOLE NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)	GRADE (m.g/t)	CHANNEL NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)	GRADE (m.g/t)
	KG20GR002	0.40	2.40	2.00	10.65	21.30	KG20CH002	0.25	1.00	0.75	0.02	0.02
	KG20GR004	0.70	3.70	3.00	0.67	2.01	KG20CH004	0.90	2.00	1.10	5.53	6.08
	KG20GR005	0.65	3.65	3.00	1.05	3.15	KG20CH005	0.25	1.10	0.85	1.20	1.02
1850N	KG20GR006	0.00	3.20	3.20	0.13	0.42	KG20CH006	0.00	1.30	1.30	0.22	0.29
	KG20GR007	0.00	3.25	3.25	9.98	32.44	KG20CH007	0.00	1.10	1.10	0.33	0.36
	KG20GR008	0.00	2.60	2.60	0.26	0.68	KG20CH008	0.00	1.20	1.20	5.33	6.40
	KG20GR009	0.60	2.60	2.00	0.61	1.22	KG20CH009	0.50	1.20	0.70	0.29	0.20
	KG20GR010	0.70	3.30	2.60	0.20	0.52	KG20CH010	0.50	1.10	0.60	0.47	0.28
			AVE GRADE			2.85				AVE GRADE		1.93

Table 30 : Comparison of Vertical RC and Channel Results over a Similar Sample Width

FENCE NO.	VERTICAL RC HOLE NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)	GRADE (m.g/t)	CHANNEL NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)	GRADE (m.g/t)
	KG20GR002	0.40	1.40	1.00	20.06	20.06	KG20CH002	0.25	1.00	0.75	0.02	0.02
	KG20GR004	0.70	1.70	1.00	1.88	1.88	KG20CH004	0.90	2.00	1.10	5.53	6.08
	KG20GR005	0.65	1.65	1.00	3.06	3.06	KG20CH005	0.25	1.10	0.85	1.20	1.02
1850N	KG20GR006	0.00	1.40	1.40	0.23	0.32	KG20CH006	0.00	1.30	1.30	0.22	0.29
	KG20GR007	0.00	1.55	1.55	20.86	32.33	KG20CH007	0.00	1.10	1.10	0.33	0.36
	KG20GR008	0.00	1.60	1.60	0.24	0.38	KG20CH008	0.00	1.20	1.20	5.33	6.40
	KG20GR009	0.60	1.60	1.00	1.36	1.36	KG20CH009	0.50	1.20	0.70	0.29	0.20
	KG20GR010	0.70	1.70	1.00	0.43	0.43	KG20CH010	0.50	1.10	0.60	0.47	0.28
				AVE GRADE		6.26				AVE GRADE		1.93

Table 31 : Comparison of Vertical RC and Channel Results with Outliers Removed

FENCE NO.	VERTICAL RC HOLE NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)	GRADE (m.g/t)	CHANNEL NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)	GRADE (m.g/t)
	KG20GR005	0.65	1.65	1.00	3.06	3.06	KG20CH005	0.25	1.10	0.85	1.20	1.02
1850N	KG20GR006	0.00	1.40	1.40	0.23	0.32	KG20CH006	0.00	1.30	1.30	0.22	0.29
	KG20GR009	0.60	1.60	1.00	1.36	1.36	KG20CH009	0.50	1.20	0.70	0.29	0.20
	KG20GR010	0.70	1.70	1.00	0.43	0.43	KG20CH010	0.50	1.10	0.60	0.47	0.28
				AVE GRADE		1.18				AVE GRADE		0.52

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•	32 large mass (~25kg) samples were taken to test this supposition. The results show that the nugget effect is present in the data; and

•
from the results noted above it is evident that the actual sample size is not as important as the consistency in the size of multiple samples. Therefore, the maintenance of this consistency is paramount for effective gold grade estimation.

10.5.	Sampling Method and Approach

10.5.1.	BGC

A standard BGC sampling method is used by TRX on all its prospects. The leaves of young (3 6 year old) plant species are picked from the top 10cm of the shrubs or trees. The sample is taken on the closest suitable vegetation to the specified grid. The dry leaf sample, of between 100g and 150g, is placed in a 1l calico bag and sealed. The sample is given a ticket with a unique and consecutive sample number from the sample ticket book. The ticket is placed in the sample bag before sealing. Detail about the sample is recorded onto the ticket stub in the book, over and above the printed sample number, and includes:-

•	coordinates, as measured by a hand held global positioning system (GPS);

•	sample line number; and

•	book number (TRX s own reference system which relates to the PL).

TRX uses the same pre-printed ticket books for their samples, regardless of type. A duplicate sample is taken every 50 field samples and also given a unique sample number from the ticket book.

The sampling programme was headed up by a suitably trained botanist. A field data sheet is also prepared by the botanist on site. This sheet records the following:-

•	sample number;

•	the survey coordinate (measured using a hand held GPS);

•	the species;

•	height;

•	age;

•	slope orientation;

•	drainage characteristics;

•	other associated species; and

•	soil type.

All samples were transported by the botanist or a TRX driver in an open 4x4 utility vehicle to the TRX sample preparation laboratory in Mwanza. At the laboratory, the samples are received and checked by the laboratory manager, Mrs Z Kongi. She signs them off on a sample tracker in the TRX database. All sample positions were plotted onto the Tanzanian Quarter Degree Sheet topographical maps which use the Arc 1960 datum.

BGC samples can be affected by contamination from wind, jewellery and by air, surface or subsurface pollution. TRX maintains a strict protocol for field sampling in order to keep this to a minimum.

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10.5.2.	Soil by AngloGold Ashanti

Suitably trained and qualified AngloGold Ashanti staff was used to carry out their soil sampling programme.

Soil samples of between 1.0 2.0kg were taken from a hole dug to a depth of 0.5m. Where the laterite or ferricrete layer was not covered by soil, a surface sample was taken. Transported soils especially those associated with mbugas were not sampled.

No details concerning the numbering system, transport of samples, etc. used by AngloGold Ashanti for the soil sampling have been provided. It is understood, that TRX have simply acquired the sample database and are not in possession of any other procedural documentation.

10.5.3.	Soil by TRX

All TRX s geochemical sampling programmes are managed by suitably trained and qualified botanists assisted by TRX technicians and/or task specific labour.

Soil samples of between 1.0 2.0kg were taken from a hole dug to a depth of 0.5m. All organic material was cleared from the sample site prior to excavation. Where the laterite or ferricrete layer was not covered by soil, a surface sample was taken. Transported soils especially those associated with mbugas were not sampled.

Each sample was placed in a plastic bag, labelled with a unique and consecutive ticket number, and then closed using a hessian tie. Samples were laid out in sequential order for checking then placed in rice bags for transport to the laboratory in Mwanza. The samples are transported under the supervision of the Senior Project Geologist at Kigosi.

10.5.4.	RAB Drilling

All TRX s RAB chip sampling programmes are monitored by Mr. J. Deane (Pr. Sci. Nat.) and Mr. P. Zizhou (Pr. Sci. Nat.).

RAB chips were collected on metal trays which were positioned at the top of the hole around the drill rod for each 1.0m interval drilled in every hole. The samples were then piled in a row, on the ground approximately 30m upwind from the rig, in sequential order for sampling and logging. At the completion of each metre drilled, the driller signalled the samplers to remove the sample trays and replace them with clean trays.

The samples of each 1.0m interval were mixed by hand to allow for homogeneity of the sample. Approximately 3.0kg of sample was then collected by hand and bagged, labelled, and sealed, ready for despatch.

RAB samples were either composited into 2.0m or 3.0m intervals depending on lithological boundaries. Where compositing of a sample was required, samples were mixed and homogenized by hand on site.

A 3.0kg sample of the original 1.0m samples from each RAB hole was stored at the Kigosi Camp as archive material. These samples were later disposed of and used for road maintenance once all the results had been received from the laboratory. Individual sample bags were placed into large rice bags that hold between 20kg and 30kg of samples. Each shipment between the field and the laboratory has a covering dispatch form that is filled out in duplicate, one for the TRX files and one for the laboratory. Any discrepancies are dealt with immediately.

Duplicates, included according to the QA/QC protocol and prepared in the same manner as the original samples, were given the number immediately following in the sequence. Commercial crushed granite blanks and geological blanks prepared by TRX were also inserted according to the TRX QA/QC protocol. Each assay sample was placed in a pre-numbered 25cm x 45cm plastic bag with the corresponding numbered tag. Once the RAB hole was completed, the numbers were rechecked and the correct blanks and standards inserted in the sample stream.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Mr. E. Mantakara, a Tanzanian Geologist, is responsible for supervision of the sampling, logging of the RAB chips at site and for confirming that the target depth is reached. A small scoop of RAB chips, ~100g, is collected for each 1.0m interval and numbered for each metre drilled. The material is passed over a kitchen sieve, and the coarse fraction is washed and placed in a pre-numbered chip box for logging by the geologist.

10.5.5.	Inclined RC Drilling
All TRX s RC sampling programmes are monitored by Mr. J. Deane (Pr. Sci. Nat.) and Mr. P. Zizhou (Pr. Sci. Nat.).

All material, except the overburden, is collected from a cyclone for each 1.0m interval drilled in each RC hole. The material is collected at the cyclone in large plastic bags (90cm x 50cm), protected by a 20l plastic bucket. The plastic bags are pre-marked with the consecutive 1.0m intervals for each hole. At the completion of each metre drilled, the driller signals the samplers, the bag is removed and the next bag put in place. The sample is then carried to the logging area, set up about 15m-30m upwind of the drill, away from potential dust contamination, and the noise of the drill. The sample is then weighed on a spring scale and logged by a geologist.

The individual 1.0m bulk samples are laid out in the order in which they were collected and checked to make sure the sequence of intervals is correct. In the initial programs at both the Luhwaika and Igunda Prospects, the entire hole was sampled as either 1.0m or 3.0m composite samples. Once the controls on the gold mineralization was known as being confined to the quartz vein and sericite altered lithologies, sampling was subsequently restricted to these areas only in later drill programs.

Samples of each 1.0m interval are split through a conventional one tier splitter, twice, to allow for homogeneity of sample before downsizing takes place for laboratory analysis. Samples sent to the laboratory for analysis are split down to approximately 3.0kg. Where compositing of a 3.0m sample was required, the 3.0kg samples were mixed and homogenized through the splitter and further downsized to 3.0kg. These composite samples were sent to either SGS or Humac laboratories in Mwanza for gold assay. Both 3.0m composite and 1.0m samples are sealed at the drill site after a sample tag had been inserted.

Initially 50% of the original 1.0m samples from the entire hole (approximately 20kg) were stored at the Kigosi Camp as archive material. This became an environmental problem however due to the quantity of material requiring storage, and in early 2008 much of this material was removed. The removed material has been used for road maintenance, or was thrown down disused artisanal shafts and pits. It has subsequently become common procedure to only keep samples within gold bearing zones and for 3.0m either side of these intersections. Important archive material is now stored at camp in 40l plastic buckets and catalogued on an excel spreadsheet for easy access. Individual sample bags to be sent to the laboratory for analysis are placed into large rice bags that hold between 20kg and 30kg of samples. Each shipment between the field and the laboratory has a covering dispatch form that is filled out in duplicate, one for the TRX files and one for the laboratory. Any discrepancies are dealt with immediately.

Duplicates are included according to TRX s QA/QC protocol and prepared in the same manner as the original samples. Duplicates are given the number immediately following in the sequence. Commercial crushed granite blanks (Figure 31) and geological blanks prepared by TRX are also inserted according to the QA/QC protocol.

Each assay sample is placed in a pre-numbered 25cm x 45cm plastic bag with the corresponding numbered tag. Once the hole is completed, the numbers are rechecked and the correct blanks and standards inserted in the sample stream. Blanks have only recently (Phase 6 onwards) been utilised.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

A Tanzanian geologist Mr. E. Mantakara is responsible for supervision of the sampling, logging of the RC chips at site and for confirming that the target depth has been reached.

A small scoop of RC chips, ~200g, is collected for each 1.0m interval. This is laid out on a table, and numbered for each 1.0m drilled. The material is passed over a kitchen sieve, and the coarse fraction is washed and placed in a pre-numbered chip box for logging by the geologist. These chip boxes are stored on site (Figure 31).

A technician monitors the sample weights and drilling information such as conditioning of the holes, bit changes, up and down movement of rods to stabilize the hole and any other drilling activities which may cause down-hole contamination.

10.5.6.	Vertical RC Drilling

Gold bearing quartz rubbles at the Luhwaika Prospect form part of the overburden profile, and range in depth between 0m - 13m. Conventional RC drilling and sampling methods cannot be applied for resource definition drilling, as although a stand pipe is used, there was no casing, so recoveries were generally below 50%.

As a consequence, the area to be drilled is first cleared of all organics and vegetation and the first 0.5m is dug by hand, and a sample is placed in a large plastic bag. This sample is typically the soil overburden, but where the quartz rubble is shallow, separate samples are taken for the soil and the quartz rubble. The stand pipe (0.5m in length) is then inserted into the hole and compacted into position before drilling commences. Because no casing is used, the sample passes through two separate paths in approximately equal amounts. One half of the sample works its way through the RC sample inner tube in a conventional manner. The other half of the sample passes through the stand pipe sample hose. This is potentially where some contamination could take place, as this is essentially a combination of RC drilling and RAB drilling. A second cyclone is therefore positioned at the end of the stand pipe sample hose for sample collection. The use of strong air is kept to a minimum, and just enough air is used to allow the hammer to hammer. Drilling is conducted slowly to keep contamination down to a minimal level.

Samples are also not collected on a meter basis, but rather at lithological boundaries and/or at half meter intervals. In the case of samples collected at half-metre intervals, the procedure first involves marking each 3m drill rod at 0.5m intervals prior to drilling. As each successive 0.5m interval is drilled, the hole is blown (with limited compressed air) and the plastic sample bags are then removed and replaced with the bags for the next depth interval at which time the drilling is resumed. The drill stick-up is recorded to obtain accurate sample depths.

Boreholes are ended 1.0m into fresh rock. The drill stick-up is recorded to obtain accurate sample depths. The bottom quartz rubble contact is often difficult to identify, and typically approximately 10cm 25cm of granite is included in this bottom sample. All holes are drilled vertically. The two samples from the two cyclones are then combined into one bag. The sample is weighed on a spring scale and logged. A weight of between 20kg - 30kg is believed to be a representative sample.

Samples of each interval are split through a conventional one tier splitter twice to allow for homogeneity of sample before downsizing. Samples sent to the laboratory for analysis are split down to approximately 3.0kg. Due to potential nugget effect problems, two samples are collected from each interval for laboratory analysis. One sample is submitted to the Humac Laboratory in Mwanza, and the other to ALS-Chemex in Johannesburg, South Africa. A 3.0kg sample is also stored at the Kigosi Camp as archive material.

Individual sample bags to be sent to the laboratories for analysis are placed into large rice bags that hold between 20kg - 30kg of samples. Each shipment between the field and the laboratory has a covering dispatch form that is filled out in duplicate, one for the TRX files and one for the laboratory. Any discrepancies are dealt with immediately.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Duplicates are included according to the TRX QA/QC protocol and prepared in the same manner as the original samples. The duplicates are given the number immediately following in the sequence. Commercial crushed granite blanks and geological blanks prepared by TRX are also inserted according to the QA/QC protocol.

A Tanzanian geologist Mr. E. Mantakara is responsible for supervision of the sampling, logging of the samples at site and for confirming that the target depth has been reached. A small scoop of RC chips, ~200g, is collected for each sample interval. This is laid out on a table, and numbered for each interval drilled. The material is passed over a kitchen sieve, and the coarse fraction is washed and placed in a pre-numbered chip box for logging by the geologist.

10.5.7.	Diamond Drilling

All TRX s diamond drilling programmes are monitored by Mr. J. Deane (Pr. Sci. Nat.) and Mr. P. Zizhou (Pr. Sci. Nat.).

Sampling was not conducted over the entire length of the recovered diamond drill core, but is rather focussed on selectively sampling:-

•	silica and sericite alteration zones within sheared host rock (which are known to contain gold mineralization); and/or

•	any other interesting geological zones or quartz veins.

To facilitate this, all recovered drill core is cut lengthways along a line drawn on the apex of the alpha angle of the quartz veins or shear fabric, to allow for two mirror image halves of core. Sample widths can therefore vary markedly (from as little as 0.10m to greater than 2.0m). Geological contacts are sampled with a standard 2cm 10cm within sample boundaries.

All samples are logged and cut at the Kigosi Camp, and sent to the Humac Laboratory in Mwanza under the direct site of a senior TRX employee. Individual sample bags are placed into large rice bags that hold between 20kg and 30kg of samples.

Each shipment between the field and the laboratory has a covering dispatch form that is filled out in duplicate, one for the TRX files and one for the laboratory. Any discrepancies are dealt with immediately.

Commercial crushed granite blanks and standards are inserted according to the TRX QA/QC protocol. It has been common practice not to take a field duplicate of core samples. To take a true field duplicate, the core would have to be quartered, so as to leave half the original core at the core yard for future reference. Instead, a check sample, or umpire sample, taken from the coarse reject at the laboratory is the preferred method of checking important intersections. This is done after the initial results are received from the laboratory.

10.5.8.	Channel Sampling from Trench

All TRX s trench programmes are monitored by Mr. J. Deane (Pr. Sci. Nat.) and Mr. P. Zizhou (Pr. Sci. Nat.).

On the completion of a trench, a map/geological section of the lithologies was drawn. This section was then reviewed, in order to determine appropriate channel spacings, with the objective of obtaining representative samples across the section. In the case of the trench dug on line 1850 (which Venmyn observed being dug and sampled) the channel spacing was ~5.0m.The section also serves to determine the location, width and number of channel samples to be taken from each channel.

The geologist, together with his sampling team, then used a measuring tape to mark the positions of the pre-determined channels (Figure 38). The geologist then used, the section, together with the sampling plan to measure out the sample length using a tape measure.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

A geological pick was then used to channel-out a sample from bottom to top. The sample is collected in a spade and transferred directly to a pre-labelled sample bag (Figure 38). These sample bags were sealed using hessian string on site. The spade is cleaned between each channel sample.

Typically each channel sample weighs between 2.0-3.0kg.

Each shipment between the field and the laboratory had a covering dispatch form that is filled out in duplicate, one for the TRX files and one for the laboratory. Any discrepancies were dealt with immediately.

Duplicates were included according to the TRX QA/QC protocol and prepared in the same manner as the original samples. The duplicates are given the number immediately following in the sequence. Commercial crushed granite blanks are also inserted according to the QA/QC protocol.

A Tanzanian geologist, Mr. E. Mantakara, is responsible for the trench sampling.

10.5.9.	Channel Sampling from Bulk Pit Samples

Channel sampling from bulk pit samples was conducted by the same team of geologists and technicians and using a similar methodology as described in Section 10.5.8, several differences are, however, pertinent.

The pit, once excavated was staked again at each corner and co-ordinates collected at ground level using the hand-held GPS. These data are collected along with the measured depth of the pit corners (tape measure) and volumes for tonnage calculations. Digital photographs are taken of each long wall of the pit and stored at the camp on personal computers as well as diagrammatic sections of the lithogies drawn for both longwalls of the pits (north and south ends of the east-west pits).

Vertical channel samples were used for the entire height of the excavated wall and were dug at an approximately uniform ~5.0cm depth from bottom to top to negate contamination or dilution affects from falling material. Unlike the trenching described in Section 10.5.8, three separate and sequential samples were taken and defined by lithological boundaries and represented the underlying mottled zone, the quartz rubble and the residual soil respectively (bottom to top sampling).

The channel sample was logged in the same manner one would log a borehole (depth, from-to, intercept, thicknesses, and end of hole). A spirit rule was used to peg a string horizontally across the long wall face as a reference line from which mapping/photography and measurements of depths and thicknesses could be made.

10.6.	Sample Preparation, Analyses and Security (NI 11)

TRX routinely make use of the following laboratories for their sample preparation and/or analyses:-

	•	the TRX Sample Preparation Laboratory in Mwanza;

	•	the SGS Laboratory in Mwanza;

	•	the Humac laboratory in Mwanza;

	•	the ALS-Chemex Sample Preparation Laboratory in Mwanza;

	•	the ALS-Chemex Analytical Laboratories in Perth and Johannesburg; and

	•	the ACME Laboratory in Vancouver.

During the visit to the TRX operations, in March 2009, Venmyn had the opportunity to visit each of the laboratories located in Mwanza and re-visited the renovated SGS Laboratory in September 2010. Venmyn inspected their premises as well as observed and documented their sample preparation and analysis procedures. A visit to the ALS-Chemex analytical laboratories in Perth and Johannesburg as well as the ACME Laboratory in Vancouver was not undertaken, and was considered by the authors as unnecessary for the purposes of this report, after having satisfied themselves, after due enquiry, that appropriate analytical procedures are being employed at these locations.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

The TRX Sample Preparation Laboratory is owned and run by TRX on their premises in Mwanza, although, it is scheduled for relocation to the Buckreef project in October 2011. The laboratory was initially built for a large reconnaissance biogeochemical (BGC) program that has been ongoing since 2004. The laboratory also has capacity to process and prepare soils samples. Now, only on very rare occasions, when there is insufficient BGC or soil sample capacity at the TRX laboratory, will other laboratories (e.g.: ALS-Chemex) be commissioned to conduct sample preparation on TRX s behalf. The TRX Laboratory is not certified by any standards association, but does employ laboratory best practices , which are described below.

The SGS Laboratory in Mwanza has previously been TRX s laboratory of choice for the analysis of drilling samples, as it is deemed to be a more internationally recognized laboratory, especially in Canada. SGS in Mwanza, however is not currently certified by any standards association, but is in the process of accreditation with ISO17025. More recently, the Humac Laboratory in Mwanza (which is a member of OMAC Laboratories Ltd. of Ireland), has been preferentially used by TRX as a result of the superior QA/QC results achieved from this laboratory. TRX also routinely uses the Humac Laboratory for its inter-laboratory comparisons and/or umpire checks. The Humac Laboratory is a member of the Alex Stewart Group of Companies. The laboratory is not certified by any standards association, but does employ laboratory best practices . The ALS-Chemex facility has been preferentially selected for the analysis of multi-element soil samples. ALS-Chemex only conducts sample preparation in Mwanza, and despatches the prepared pulps either to Johannesburg in South Africa, or Perth in Australia, for Au and ICP analysis.

Since the vast majority of the TRX samples are processed and prepared by the TRX Laboratory, the ALS-Chemex Sample Preparation Laboratory routinely acts merely as a despatch centre for their analytical laboratories in Johannesburg and/or Perth. ALS-Chemex is only very rarely required to process and prepare TRX soil samples. The Johannesburg laboratory is ISO17025 certified, while the Perth laboratory has an ISO9001:2000 certification pending.

The ACME Laboratory in Vancouver has been preferentially selected for the analysis of multi-element BGC samples. All BGC sample preparation is conducted by the TRX Laboratory The ACME Laboratory is both ISO9001:2000 and ISO17025 certified.

10.6.1.	BGC

All BGC samples are processed and prepared at TRX s own sample preparation facility in Mwanza. All BGC samples are collected, prepared and despatched by appropriately trained/qualified TRX employees. Analyses of the BGC samples are conducted, independently, at the ACME Laboratory in Vancouver solely by ACME Laboratory employees.

Venmyn consider the sample preparation, security and analytical procedures (described in the following sections) appropriate and adequate given the various limitations detailed below, and the use of BGC samples as a regional, first pass reconnaissance exploration technique.

10.6.1.1.	Preparation

Figure 40 illustrates TRX s BGC sample preparation procedure.

On receipt at the TRX laboratory, the samples are first sorted to ensure agreement with the samples listed on the field shipping order. The BGC samples, while being pre-dried in the field, are re-dried in the laboratory for between 12 and 24 hours at 70°C in one of two laboratory ovens.

The dried samples are then sieved through household sieves to remove stalks, thorns, insects and dirt. The sieved samples are then ground in a coffee grinder for up to 5 minutes to achieve a finely homogenized sample. The ground sample is then spilt into a 20g analytical fraction, placed within a small wire-top Kraft envelope and shipped to ACME Laboratories in Canada for analysis. A second sample is collected as a duplicate and stored in the TRX Laboratory.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

All equipment is thoroughly cleaned using compressed air and brushes between each sample.

10.6.1.2.	Analyses

All BGC analytical work is conducted at ACME Laboratories in Canada. Analysis consists typically of two stages comprising:-

•	extraction of the desired elements into a solution; and

•	element analysis by ICP-MS.

Total extraction of a 1g portion of each dry sample is performed by digesting the sample firstly in nitric acid and then in aqua regia. Instrumental analysis of a 38 elements in the solution is conducted by an ICP-MS.

10.6.1.3.	Security

All aspects of the sampling is overseen and/or supervised by a qualified botanist. Sample bags are sealed on-site using hessian string. Security seals are not used. These sample bags are then stored in a designated (un-gated) storage area until they are transported to the laboratory. The samples are transported in a company vehicle by a senior employee.

All transported samples are accompanied by a dispatch form which is signed off on receipt at the laboratory.

10.6.1.4.	Quality Control

A QA/QC program has been implemented to ensure the quality of the assay results received from the laboratory. TRX, typically insert a duplicate sample for every 20 samples processed at their sample preparation laboratory in Mwanza.

ACME Laboratories also conducts internal QC procedures on the BGC samples. ACME Laboratories have implemented a quality control system compliant with the International Standards Organization (ISO) 9001 Model for Quality Assurance and ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories. ACME also regularly participates in the CANMET and Geostats round robin proficiency tests, and ACME is recognized as a participant in the CALA Proficiency Testing Program.

Blanks, duplicates and standard reference materials are inserted in the sequences of samples to provide a measure of accuracy and precision. QA/QC protocol incorporates a granite or quartz sample-prep blank(s) carried through all stages of preparation and analysis as the first sample in the job. Typically an analytical batch will be comprised of 34-36 client samples, a pulp duplicate to monitor analytical precision, a reagent blank to measure background and an aliquot of Certified Reference Material (CRM) or In-house Reference Material to monitor accuracy. Using these inserted quality control samples each analytical batch and complete job is reviewed and validated prior to release.

ACME make use of an unspecified laboratory information management system (LIMS) and an in-house programme, AcmeAccess, to provide additional quality and data control.

Appendix 1 (Table 70 and Figure 85) detail the QA/QC results for the BGC samples. In general, the QA/QC is below acceptable limits from all control methods used (field duplicates, preparation laboratory duplicates, analytical laboratory repeats and analytical laboratory standards. This indicates the inhomogeneous distribution of gold in plant leaf material.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust

Tanzanian Royalty - Kigosi Project

FIGURE 40

PHOTO DIAGRAM OF TRX'S BGC SAMPLE PREPARATION

LEGEND:

1. Pre-dried sample
2. Drying: Leaves are pre-dried in the field. In the lab the samples are dried for 12 to 24 hours at 70°C
3. Sieving: The dried sample is sieved through household sieves to remove stalks, thorns, insects and dirt prior to grinding.
4. Grinding: The sieved sample is ground for 1 to 5 min in coffee grinders to achieve a finely homogenized sample.
5. Sample Splitting: The ground sample is split into a 20g analytical fraction which is shipped to ACME Laboratories, Canada, for analysis. The remaining sample is stored as reserve fraction in the Mwanza lab.

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

[illegible]_TanzanianRoyalty_Kigosi_2011

As a consequence of these poor results, TRX have decided to stop using standard reference materials for reconnaissance BGC programs due to the added time and costs. The standard reference materials used by TRX are exactly the same as those used by the ACME Laboratory and it was felt that this was adequate.

Studies of the V14 standards inserted by the ACME Laboratory regularly result in standard deviations of >25%. In response, stricter controls have been placed at the sample preparation laboratory such as a longer grind time in the coffee grinders, and a more thorough mix of the materials, but this has not helped in the duplication of results. The ACME laboratory has found, subsequently, that other materials commonly give standard deviations of >25% for Au (and 50% is not uncommon). Achieving consistent Au values, therefore remains an ongoing problem with respect to vegetation samples.

Venmyn consider therefore, that based on the poor QA/QC results from the BGC samples, that these results be treated with caution. BGC is therefore only considered appropriate for regional, first pass exploration and as a quick and efficient exploration tool to fast track TRX to areas of interest.

10.6.2.	Soil by AngloGold Ashanti

No details concerning the preparation, analysis, security and quality control of the AngloGold Ashanti soil samples have been provided. It is understood, that TRX have simply acquired the sample database, and are not in possession of any other procedural documentation.

As a consequence Venmyn are unable to provide a considered opinion on these aspects other than to note that AngloGold Ashanti, as a well respected and successful explorer are believed to employ best practices. As a consequence the reliability of the results is assumed and deemed valid given the use of these results in conjunction with other exploration techniques and as a first pass target recognition technique only.

10.6.3.	Soil by TRX

All soil samples are collected by appropriately trained TRX employees. The vast majority of soil samples are processed and prepared at TRX s own sample preparation facility in Mwanza by appropriately trained/qualified employees. On rare occasions soil samples are prepared at the ALS-Chemex Sample Preparation Laboratory in Mwanza by ALS-Chemex employees. All sample analysis is conducted by ALS-Chemex analytical laboratories in Johannesburg, South Africa or Perth, Australia by ALS Chemex employees.

Venmyn consider the sample preparation, security and analytical procedures (described in the following sections) appropriate and adequate given the various limitations detailed below, and the use of soil samples as a regional reconnaissance exploration technique.

10.6.3.1.	Preparation

10.6.3.1.1.	TRX Sample Preparation Laboratory

Figure 41 illustrates TRX s soil sample preparation procedure.

On receipt at the TRX laboratory, the samples are first sorted to ensure agreement with the samples listed on the field shipping order. Soil samples are then dried on aluminium trays, either in the open air or in one of two ovens depending on nature of the samples. The dried samples are then dis-agglomerated in a mortar and pestle. The samples are then sieved through a #80 mesh sieve (-180 μm).

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Approximately 100g splits of the various samples are then extracted and placed within small wire-top kraft envelopes.

Standard reference material and blanks are placed in the sample stream at the TRX laboratory.

All equipment is thoroughly cleaned using compressed air and cleaned brushes between each sample.

The sample envelopes are then sent to the ALS-Chemex sample preparation and dispatch clearing facility in Mwanza. No archive sample is kept at the Mwanza laboratory. Once received by ALS-Chemex, the wire-top kraft envelopes are dried at 80°C overnight within a drying oven prior to shipment to either South Africa or Australia. Shipping and customs clearance are completely handled by ALS-Chemex.

10.6.3.1.2.	ALS-Chemex Sample Preparation Laboratory

Figure 42 illustrates ALS-Chemex s soil preparation procedure.

On receipt at the ALS-Chemex sample preparation laboratory, the samples are first sorted to ensure agreement with the samples listed on the shipping order. Soil samples are then dried on aluminium trays in an electrical oven for approximately 12 hours (at 110°C). The dried samples are then disagglomerated and ground in a mill. The mill is cleaned with a granite wash between each sample.

Only once at least 90% of the sample passes through a 75μm sieve, is a 100g split packaged for despatch to an analytical laboratory.

10.6.3.2.	Analyses

On receipt at either ALS-Chemex s Johannesburg or Perth analytical laboratories, the samples are re-homogenized prior to taking a 25g split for analysis. Gold is analysed by ALS-Chemex s so-called “Au-ICP21” method whereby the sample, together with an organic extraction is sent to a graphite furnace atomic absorption spectrometer (AAS) for Au analysis. The AAS has a detection limit of 1ppb Au. In addition a 34 element suite by ICP (method ME-ICP41) is routinely requested for each sample.

10.6.3.3.	Security

All aspects of the sampling is overseen and/or supervised by a qualified geologist. Sample bags are sealed on-site using hessian string. Security seals are not used. These sample bags are then stored in a designated (un-gated) storage area until they are transported to the laboratory. The samples are transported in a company vehicle by a senior employee. All transported samples are accompanied by a dispatch form which is signed off on receipt at the laboratory.

10.6.3.4.	Quality Control

A QA/QC program has been implemented to ensure the quality of the assay results received from the laboratory. The QA/QC program includes the use of blanks, commercial standards and duplicate samples. The table below summarises the types and quantities of the various quality controls used:-

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
FIGURE 41
Tanzanian Royalty - Kigosi Project

PHOTO DIAGRAM OF TRX'S SOIL SAMPLE PREPARATION

1

2

3

4

5

6
L18710
M24588

7

LEGEND:

1. Samples received and checked
2. Samples air dried
3. Samples dried in ovens
4. Sample disconglomeration
5. Sample sieving
6. Packaging of samples (±100g splits
7. Despatch to ALS-Chemex

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1008_TanzanianRoyalty_Kigosi_2011

VENMYN
Independence you can trust
FIGURE 42
Tanzanian Royalty - Kigosi Project

1
2
3
4
5
6

LEGEND:

1. Sample receipt and oven drying (@80°C, overnight)
2. ALS-Chemex Sample Preparation and cleaning facility
3. ALS-Chemex Sample Preparation and cleaning facility
4. Sample disconglomeration, crushing, milling, and sieving
5. Packaging of samples and despatch to ALS-Chemex Laboratories in Perth or Johannesburg

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

Table 32 : QA/QC Data for Luhwaika Soil Samples
				FIELD QA/QC			LABORATORY QA/QC
PROSPECT	PL	NO FIELD SAMPLES	NO ASSAYS	BLANKS	STDS	DUPL	BLANKS	STDS	DUPL
Luhwaika	HQP19603	260	534	12	16	9	38	63	136
	3178/2005	869	1,242	22	22	25	41	113	150
	4938/2008	18	19	-	-	1	-	-	-
	TOTAL	1,147	1,795	34	38	35	79	176	286

Commercial blanks from the Humac Laboratory in Mwanza are preferentially used. The blanks are kept in 40kg buckets as pulverized and crushed powder. TRX transfers the powder into wire top kraft packets at their sample preparation laboratory in Mwanza.

Standard reference materials have been obtained from Rocklabs Limited in New Zealand, and are inserted into sample batches to monitor the accuracy of the assay results from the laboratory. The standard reference materials are in a pulp form and are supplied in plastic bags of 1kg each. The sample reference material is transferred into wire-top kraft envelopes similar to the ones used for sample analysis, making it difficult for the laboratory to identify the standard. Five low grade ranges have been chosen. A certified commercial granite blank prepared by Humac Laboratories in Mwanza is also inserted in the sample stream.

The following duplicates are employed:-
•	the field duplicate monitors sample preparation in the field and the geological heterogeneity of a sample; and
•	the pulp replicate aims at monitoring the analytical precision as multiple assays are made from the same pulp.

The objective is to insert at least one field duplicate, one blank and one standard every 50 samples at a density of ±5%. With follow up soil programs this density is doubled.

ALS-Chemex also conducts internal QC procedures on the soil samples by inserting blanks and standards in both the Au-ICP21 and ME-ICP41 methods at a rate of approximately 15%. At ALS-Chemex check samples were inserted in both the Au-ICP21 and ME-ICP41 methods during this analysis.

Appendix 1 (Table 71 and Figure 86) detail the QA/QC results for the soil samples.

Analysis of the QA/QC data for the Luhwaika Prospect soil samples has highlighted certain discrepancies associated with the lower order trace Au values between the detection limit and the 10ppb range. This is evident in both the blank results and the duplicate results, and two values from standard ST-299. This problem is seen in 6 of the 11 batches submitted to ALS-Chemex and is not confined to only one or two batches. It is interesting to note that this problem was not detected by the ALS-Chemex internal blanks. As a consequence, low order anomalies will need to be viewed with caution before follow up work is conducted.

Venmyn consider therefore, that based on the QA/QC results from the soil samples, that these results be treated with caution. Soil samples are however still considered appropriate as a regional, first pass exploration tool.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

10.6.4.	RAB Drilling

All RAB samples are collected by appropriately trained TRX employees. These samples are routinely processed and analysed by Humac laboratories, by their employees. ALS-Chemex has been used periodically as an inter laboratory check or umpire laboratory.

Venmyn consider the sample preparation, security and analytical procedures (described in the following sections) appropriate and adequate given the various limitations detailed below.

	10.6.4.1.	Preparation

Figure 44 illustrates Humac s sample preparation and analysis procedures. On receipt at Humac in Mwanza, samples are first sorted to ensure agreement with the samples listed on the field shipping order. Sample preparation is carried out using method P10. Each sample is dried and then sized to -2mm using a jaw crusher. To reduce a possible nugget effect , a 1kg riffle split of the crushed material is taken and pulverized to 95% passing -150# mesh sieve.

	10.6.4.2.	Analyses
The fire assay method used by Humac (AU3 or AU4) comprises three standard steps:-
fusion;
gold extraction; and
analysis.

A 50g split of the pulverized material is mixed with a fluxing agent that assists in melting, fusing of the sample at a reasonable temperature and promotes separation of the gangue material from the precious metals. Lead, as litharge, is added as a collector.

The mixture is added to a crucible and fired at approximately ~1,100°C for a pre-determined time. The lead fuses into a button containing any gold from the sample. The crucibles are then removed from the assay furnace, and the molten slag is carefully poured from the crucible into a cast iron or graphite mould and allowed to cool. When the slag has cooled it is removed from the mould and the lighter gangue material is broken away to leave the lead button containing the gold. The lead button is then placed in a clay crucible (or cupel) and returned to a furnace at ~1,100°C. The lead oxidizes and is absorbed into the cupel, leaving only a tiny gold bead. The cupels are then removed from the furnace and allowed to cool.

The gold bead is dissolved in aqua regia and the solution is analyzed using an AAS, with a detection limit of 0.10ppm Au.

	10.6.4.3.	Security

All aspects of the sampling is overseen and/or supervised by a qualified geologist. Sample bags are sealed on-site using hessian string. Security seals are not used. These sample bags are then stored in a designated (un-gated) storage area until they are transported to the laboratory. The samples are transported in a company vehicle by a senior employee. All transported samples are accompanied by a dispatch form which is signed off on receipt at the laboratory.

	10.6.4.4.	Quality Control

A QA/QC program has been implemented to ensure the quality of the assay results received from the laboratory. The QA/QC program includes the use of blanks, commercial standards and duplicate samples. The table below summarises the types and quantities of the various quality controls used:-

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 33 : QA/QC Data for Luhwaika RAB Samples

				FIELD QA/QC				LABORATORY QA/QC
PROSPECT	PRIMARY LABORATORY	NO. FIELD SAMPLES	NO. ASSAYS	BLANKS	STDS	DUPL	BLANKS	STDS	DUPL	UMPIRE
Luhwaika	Humac	282	420	8	5	3	39	39	44	0
	TOTAL	282	420	8	5	3	39	39	44	0

Commercial standards are sourced from either:-
•	CDN Laboratories, Canada; or
•	WCM Minerals, Canada.

Standard reference material from the two Canadian laboratories is provided in sealed cardboard envelopes with approximately 60g of material. Samples are inserted into the sample stream with the number decided by a TRX geologist. The objective is a minimum of one standard sent for analysis every 100 samples. In total 5 standards have been used, resulting in a frequency of 1.2%.

Commercial blanks from the Humac laboratory were used. These blanks are provided in 40kg bags as chips. These are separated into 50g sample bags at TRX s laboratory before being shipped to Kigosi for insertion into the sample stream on site.

Field duplicates have been inserted into the sample stream. The field duplicates were prepared at the drilling site by TRX in the same manner as the original samples.

They are not visible to the laboratory and the duplicate is generally analysed in sequence within the same batch as the original sample.

The analytical laboratories have established quality control routines which will involve the insertion of standard, blank and duplicate samples into every assay batch. At the Humac Laboratory, the routine consists of one internal QC standard, one blank and one randomly chosen repeat sample (taken from same packet as original) and a duplicate split of a sample (taken from same bowl of pulverization but put into a second packet). Humac also do QC on any anomalous values after the batch comes back. The Humac QC is attached to the sample assay results. Humac inserted 39 blanks (9.3%), 39 standards (9.3%) and 44 duplicates (10.5%) totalling 29% control samples during the analysis of the RAB samples. TRX has reviewed this data and has found no major discrepancies.

Appendix 1 (Table 73 and Figure 89) detail the QA/QC results for the RAB samples.

The quality controls on the assays of the RAB drilling program on Luhwaika amount to 3.8%, and can be regarded sufficient for this initial phase of RAB drilling. The QA/QC results for this short RAB program at Luhwaika are acceptable, and a high degree of confidence exists with the assay data.

10.6.5.	Inclined RC Drilling

All inclined RC samples are collected by appropriately trained TRX employees. These samples are routinely processed and analysed by either the Humac or SGS laboratories in Mwanza, by their employees. ALS-Chemex has been used periodically as an inter laboratory check or umpire laboratory.

Venmyn consider the sample preparation, security and analytical procedures (described in the following sections) appropriate and adequate given the various limitations detailed below.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
Tanzanian Royalty - Kigosi Project
FIGURE 43

PREPARATION
FIRE ASSAY AU
2
3
4
5
6
7
8
9
10
11
12
13
14
15

LEGEND:

1. Sample receipt
2. Samples dried in ovens
3. Samples crushed and split
4. Samples milled (sand wash after every sample
6. Adding of flux
7. Placing flux and sample into crucibles
8. Samples placed into fusion furnace (45 - 90 Min)
9. Removing crucibles from furnace and placed into cast iron moulds
10. Slag removed from lead and gold
11. Cuples placed in furnace
12. Cuples have absorbed the lead leaving Au pearl on surface
13. Au pearls placed in digestive flasks and aqua regia added
14. Digestion on heated placed
15. AAS analysis of solution

Source: Tanzanian Royalty Exploration Corporation

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1050M_TanzanianRoyalty_Kigosi_2011

VENMYN
Independence you can trust

Tanzanian Royalty - Kigosi Project

FIGURE 44

PREPARATION
1
2
3
4
FIRE ASSAY AU
5
6
7
8
9
10

LEGEND:

1. Sample receipt and drying (@75°C for 24 hours)
2. Samples crushed - sand cleaning after every sample
3. Samples split
4. Weighing
5. Fusion of samples and flux in fusion furnace
6. Removing crucibles from furnace and placed into cast iron moulds
7. Slag removed from lead and gold
8. Cuples fused in cupilation furnace
9. Cuples have absorbed the lead leaving Au pearl on surface
10. Aqua Regia digestion and AAS analysis of solution

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1050M_TanzanianRoyalty_Kigosi_2011

10.6.5.1.	Preparation

RC samples have been routinely processed and analysed by either SGS or Humac laboratories. More recently the Humac Laboratory has been preferred based on superior QA/QC results. ALS-Chemex has been used periodically as an inter laboratory check or umpire laboratory.

	10.6.5.1.1.	SGS

Figure 43 illustrates SGS s sample preparation and analysis procedures. On receipt at SGS in Mwanza, samples are first sorted to ensure agreement with the samples listed on the field shipping order. Sample preparation for all RC chip samples submitted to the SGS Laboratory, in Mwanza, have been carried out using method PRP 87. Each sample is dried in an oven and then sized to -2mm using a jaw crusher. To reduce a possible nugget effect , a 1kg riffle split of the crushed material is taken and pulverized to 95% passing 75μm in a bowl pulveriser.

	10.6.5.1.2.	Humac

Figure 44 illustrates Humac s sample preparation and analysis procedures. On receipt at Humac in Mwanza, samples are first sorted to ensure agreement with the samples listed on the field shipping order. Sample preparation for all RC samples submitted to the Humac Laboratory in Mwanza is carried out using method P10.

Each sample is dried and then sized to -2mm using a jaw crusher. To reduce a possible nugget effect , a ~1.0kg riffle split of the crushed material is taken and pulverized to 95% passing -150# mesh sieve.

	10.6.5.1.3.	ALS-Chemex

On receipt at ALS-Chemex in Mwanza, samples are first sorted to ensure agreement with the samples listed on the field shipping order. Sample preparation method 31B is then implemented. The samples are placed in 25cm x 25cm aluminium trays for drying. The entire sample is then crushed to -2mm. A ~1.0kg split is then taken, and pulverized to 85% passing 75μm. Shipping and customs clearance to the Johannesburg or Perth laboratory is completely handled by ALS Chemex.

10.6.5.2.
	Analyses 10.6.5.2.1.	SGS
The fire assay method used by SGS (FAA 505) uses standard general procedures as described in Section 10.6.4.2.

	10.6.5.2.2.	Humac
The fire assay method used by Humac (AU3 or AU4) uses standard general procedures as described in Section 10.6.4.2.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

	10.6.5.2.3.	ALS-Chemex

On receipt at either the Johannesburg or Perth laboratories, the samples are homogenized prior to taking a 50g split for analysis. Gold is analysed by ALS s Au-AA24 method whereby a 50g split is processed using standard general procedures as described in Section 10.6.4.2. A graphite furnace AAS is utilised, with a detection limit of 5ppb Au.

10.6.5.3.	Security

All aspects of the sampling is overseen and/or supervised by a qualified geologist. Sample bags are sealed on-site using hessian string. Security seals are not used. These sample bags are then stored in a designated (un-gated) storage area until they are transported to the laboratory. The samples are transported in a company vehicle by a senior employee. All transported samples are accompanied by a dispatch form which is signed off on receipt at the laboratory.

10.6.5.4.	Quality Control

A QA/QC program has been implemented to ensure the quality of the assay results received from the laboratory. The QA/QC program includes the use of blanks, commercial standards and duplicate samples. The table below summarises the types and quantities of the various quality controls used:-

Table 34 : QA/QC Data for Luhwaika Inclined RC Samples

				FIELD QA/QC			LABORATORY QA/QC
PROSPECT	PHASE	NO. FIELD SAMPLES	NO. ASSAYS	BLANKS	STDS	DUPL	BLANKS	STDS	DUPL	UMPIRE
Luhwaika	1	290	500	-	27	25	25	29	104	0
	2	2,573	3,677	-	167	186	169	186	396	70
	3	1,331	2,102	-	99	83	42	84	463	51
	4	519	890	-	52	92	18	36	173	83
	5	1,795	2,360	-	73	111	47	94	240	179
	6	1,413	2,538	112	121	82	127	127	556	298
	7	1,656	2,534	100	74	98	127	127	352	76
	TOTAL	9,577	14,601	212	613	677	555	683	2,284	757

The commercial standards used during the seven phases of RC drilling come from three sources, CDN Laboratories from Vancouver, Canada, WCM Minerals from Canada, and Rocklabs from New Zealand. Standard reference material from the two Canadian laboratories is delivered in sealed cardboard envelopes with approximately 60g of material. Rocklabs provides its material in 60g plastic packages, which are then transferred into cardboard wire top kraft bags at the TRX preparatory laboratory. Samples are then inserted into the sample stream with the number decided by a TRX geologist. The objective is a minimum of one standard sent for analysis every 20 samples and at least one standard for each drill hole. In total 613 standards were used, resulting in a frequency of 4.2%.

TRX started inserting blanks from Phase 6 onwards. Three types of blanks were used:-
•	a commercial blank obtained from Humac Laboratory;
•	a commercial blank obtained from CDN Resource Laboratories, Canada; and
•	an in house blank made from below detection limit material at Kigosi.
The blank from Humac is provided in 40kg bags as chips. These are separated into 50g sample bags at TRX s laboratory before being shipped to Kigosi for insertion into the sample stream on site.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

The blanks from CDN Resource Laboratories are provided in small 200g packets. The in-house blanks were taken from the Kigosi sample farm. Thirteen batches of blanks were prepared by Mr. P. Zizhou from below detection limit samples. These samples were initially resent to Humac as a second test. Only samples that returned a second below detection limit result were used, and 13 individual batches were made from 13 samples.

Field duplicates have been inserted into the sample stream for all phases of the RC program. The field duplicates were prepared at the drilling site by TRX in the same manner as the original samples. They are not visible to the laboratory and the duplicate is generally analysed in sequence within the same batch as the original sample.

In order to increase confidence in the results from the primary laboratory, inter laboratory (or umpire) checks are regularly performed.

The analytical laboratories have an established quality control routine which involves the insertion of standards, blanks and duplicate samples into every assay batch. At SGS in a batch of 25 samples, one internal QC standard, one blank, one randomly chosen repeat sample (taken from same packet as original) and a duplicate split of a sample (taken from same bowl of pulverization but put into a second packet) is used. SGS also do QC on any anomalous values after the batch comes back. Generally 20% QC is done.

SGS maintains this data on a database and it can be obtained on request. TRX has reviewed the data and finds no major discrepancies.

At Humac, the routine consists of one internal QC standard, one blank and one randomly chosen repeat sample (taken from same packet as original) and a duplicate split of a sample (taken from same bowl of pulverization but put into a second packet). Humac also do QC on any anomalous values after the batch comes back. Generally 20% QC is done. The Humac QC is attached to the sample assay results. TRX have reviewed this data and has found no major discrepancies.

Appendix 1 (Figure 54 and Figure 87) detail QA/QC results for the RC samples.

The quality controls on the assays of the RC drilling program at Luhwaika amount to 15% and can be regarded sufficient for this initial phase of RC drilling. The results of the standards and duplicates from both SGS and Humac did not allow sufficient confidence, and umpire checks were carried out on the first 6 phases of drilling. Outliers have been defined and are currently being re-sampled. Both field duplicate and umpire check outliers are being re-sampled twice. These outliers are a direct result of large nugget effects on the Luhwaika deposit. Where standard results fall outside the second standard deviation, re-sampling is also being carried out on areas where there is a reef intersect which will ultimately have an influence on any resource calculation. The use of in-house blanks has been discontinued, and commercial blanks from Humac will be used in any further drill programs.

10.6.6.	Vertical RC Drilling

All vertical RC samples are collected by appropriately trained TRX employees. These samples are routinely processed and analysed by either the Humac or ALS-Chemex laboratories, by their respective employees. Either ALS-Chemex or Humac is used as an inter laboratory check or umpire laboratory, depending on which laboratory served as the primary laboratory.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Venmyn consider the sample preparation, security and analytical procedures (described in the following sections) appropriate and adequate given the various limitations detailed below.

10.6.6.1.	Preparation
Vertical RC samples have been routinely processed and analysed by either Humac or ALS-Chemex laboratories.

	10.6.6.1.1.	Humac
A detailed description of the procedures carried out a SGS is located in Section 10.6.5.1.2, whilst Figure 44 illustrates Humac s sample preparation and analysis procedures.

10.6.6.1.2.	ALS-Chemex

On receipt at ALS-Chemex in Mwanza, samples are first sorted to ensure agreement with the samples listed on the field shipping order. A detailed description of the procedures is found in Section 10.6.5.1.3.

10.6.6.2.	Analyses
	10.6.6.2.1.	Humac
The fire assay method used by Humac (AU3 or AU4) uses standard general procedures as described in Section 10.6.4.2.

	10.6.6.2.2.	ALS-Chemex
The analyses procedure is described in Section 10.6.4.2.

10.6.6.3.	Security
Sample security procedures are described in Section 10.6.5.3.
10.6.6.4.	Quality Control

A QA/QC program has been implemented to ensure the quality of the assay results received from the laboratory. The QA/QC program includes the use of blanks, commercial standards and duplicate samples. The table below summarises the types and quantities of the various quality controls used:-

Table 35 : QA/QC Data for Luhwaika Vertical RC Samples
				FIELD QA/QC			LABORATORY QA/QC
PROSPECT	PHASE	NO. FIELD SAMPLES	NO. ASSAYS	BLANKS	STDS	DUPL	BLANKS	STDS	DUPL	UMPIRE
Luhwaika	1 & 2	1,836	2,182	88	89	71	87	104	5	289
	TOTAL	1,836	2,182	88	89	71	87	104	5	289

The commercial standards used during the two phases of vertical RC drilling come from Rocklabs in New Zealand. Rocklabs provides its material in 60g plastic packages, which are then transferred into cardboard wire top kraft bags at the TRX preparatory laboratory. Samples are then inserted into the sample stream with the number decided by a TRX geologist. The objective is a minimum of one standard sent for analysis every 20 samples and at least one standard for each drill hole. In total 73 field standards were used, resulting in a frequency of 7.5%.

TRX also inserted commercial blanks supplied by Humac Laboratory in Mwanza.

The blank from Humac is provided in 40kg bags as chips. These are separated into 50g sample bags at TRX s laboratory before being shipped to Kigosi for insertion into the sample stream on site.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Field duplicates have been inserted into the sample stream for the two phases of the vertical RC drilling program. The field duplicates were prepared at the drilling site by TRX in the same manner as the original samples. They are not visible to the laboratory and the duplicate is generally analyses in sequence within the same batch as the original sample.

Field duplicates have been inserted into the sample stream for all phases of the RC program. The field duplicates were prepared at the drilling site by TRX in the same manner as the original samples. They are not visible to the laboratory and the duplicate is generally analyzed in sequence within the same batch as the original sample.

The analytical laboratories have an established quality control routine which involves the insertion of standards, blanks and duplicate samples into every batch.

At Humac, the routine consists of one internal QC standard, one blank and one randomly chosen repeat sample (taken from same packet as original) and a duplicate split of a sample (taken from same bowl of pulverization but put into a second packet). Humac also do QC on any anomalous values after the batch comes back. Generally 20% QC is done. The Humac QC is attached to the sample assay results. TRX have reviewed this data and has found no major discrepancies.

In order to increase confidence in the results from the primary laboratory, inter laboratory (or umpire) checks are regularly performed.

Appendix 1 (Table 73 and Figure 88) detail the QA/QC results for the vertical RC samples.

The quality controls on the assays of the two-phase vertical RC quartz rubble drilling program at Luhwaika amount to 15.7% and can be regarded sufficient.

A total of 1,836 samples, including blanks, standards and duplicates were submitted for analyses. A total of 88 commercial blanks were inserted (4.8%), 89 standards were inserted (4.8%), and 71 field duplicates were taken (3.9%) resulting in a QC frequency of 15.7%.

Of the 88 blanks submitted to Humac and ALS-Chemex, only 3 returned unacceptable values. The remaining assays returned values at or below the detection limit.

Seven different standard reference materials were used from Rock Labs in New Zealand with grades ranging between 0.20 g/t and 14.92 g/t from predominantly oxide material. The vast majority of the results returned values within the acceptable second standard deviation. Only two results returned unacceptable values.

The field duplicates produced 7 outliers (10%) which is interpreted to be a direct result of nugget effect. With the outliers removed from the population the Pearson s correlation coefficient is 97%. Where standard results fell outside the second standard deviation, a re-analysis of the pulps was carried out on areas where there was an identified quartz rubble bed.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

10.6.7.	Diamond Drilling

All diamond drilling samples are collected by appropriately trained TRX employees. These samples are routinely processed and analysed by the Humac laboratory, by its employees. ALS-Chemex has been used periodically as an inter laboratory check or umpire laboratory.

Venmyn consider the sample preparation, security and analytical procedures (described in the following sections) appropriate and adequate given the various limitations detailed below.

	10.6.7.1.	Preparation
Diamond drilling samples have been routinely processed and analysed at Humac laboratories. ALS-Chemex has been used periodically as an inter laboratory check or umpire laboratory.

		10.6.7.1.1.	Humac
Sample preparation is done as described in Section 10.6.5.1.2.

		10.6.7.1.2.	ALS-Chemex
Sample preparation is done as described in Section 10.6.5.1.3.

	10.6.7.2.	Analyses
		10.6.7.2.1.	Humac
Sample analysis is done as described in Section 10.6.4.2.

		10.6.7.2.2.	ALS-Chemex
Sample preparation is done as described in Section 10.6.4.2.

	10.6.7.3.	Security

All aspects of the sampling is overseen and/or supervised by a qualified geologist. The samples are stored in a designated (un-gated) storage area until they are transported to the laboratory. The samples are transported in a company vehicle by a senior employee. All transported samples are accompanied by a dispatch form which is signed off on receipt at the laboratory.

	10.6.7.4.	Quality Control

A QA/QC program has been implemented to ensure the quality of the assay results received from the laboratory. The QA/QC program includes the use of blanks, commercial standards and duplicate samples. The table below summarises the types and quantities of the various quality controls used:-

The commercial standards used during the diamond drilling program at Luhwaika are from Rocklabs, New Zealand. The samples are provided in sealed 60g plastic sachets .These are inserted into the sample stream with the number decided by a TRX geologist. The laboratory knows this is a standard but does not know its value. The objective is a minimum of one standard sent for analysis every 20 samples.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 36 : QA/QC Data for Luhwaika Diamond Drilling Samples

PROSPECT	HOLE NO.				FIELD QA/QC			LABORATORY QA/QC
		LAB.	NO. FIELD SAMPLES	NO. ASSAYS	BLANKS	STDS	DUPL	BLANKS	STDS	DUPL	UMPIRE
Luhwaika	KG20DD001	Humac	68	117	5	7	-	7	7	23	10
	KG20DD002		13	43	3	3	-	4	4	16	9
	KG20DD003		56	81	6	4	-	4	4	7	8
	KG20DD004		49	72	3	4	-	4	4	8	9
	KG20DD005		57	83	5	5	-	4	4	8	13
	KG20DD006		161	190	4	4	-	5	5	11	0
	KG20DD007		19	38	2	2	-	2	2	11	15
	KG20DD008		12	50	2	2	-	4	4	26	12
	KG20DD009		23	41	2	2	-	3	3	8	4
	KG20DD010		37	63	3	4	-	3	3	13	20
	KG20DD011		34	62	3	5	-	4	4	12	7
	KG20DD012		8	24	1	2	-	1	1	11	6
	TOTAL		537	864	39	44	-	45	45	154	113

It has been common practice in TRX not to take a field duplicate of core samples at the time of the initial sampling phase. To take a true field duplicate, the core would have to be quartered, so as to leave half the original core at the core yard for future reference. A check sample, or umpire sample, taken from the coarse reject at the lab is the preferred method of checking important intersections. This is done after the initial results are received from the laboratory.

Commercial blanks are inserted into the sample stream. These blanks are provided CDN laboratories in Canada and Humac laboratories in Mwanza.

Inter laboratory umpire checks are used on important intersections as a coarse reject duplicate sample to increase confidence in the initial primary laboratory results. ALS-Chemex Laboratory is used as the umpire laboratory.

The laboratories have an established quality control routine which will involve the insertion of standard, blank and duplicate samples into every assay batch.

At Humac, the routine consists of one internal QC standard, one blank and one randomly chosen repeat sample (taken from same packet as original) and a duplicate split of a sample (taken from same bowl of pulverization but put into a second packet). Humac also do QC on any anomalous values after the batch comes back. The Humac QC is attached to the sample assay results. TRX has studied this data and has found no major discrepancies.

Appendix 1 (Table 75 and Figure 90) detail the QA/QC results for the Diamond Drilling samples.

The quality controls on the assays of the diamond drilling program on Luhwaika amount to 22.7%, and can be regarded sufficient for this initial phase of drilling. The QA/QC results for this short program at Luhwaika are generally acceptable and a sufficient degree of confidence exists with the assay data, although nugget effect is encountered.

10.6.8.	Trenching

All trench channel samples are collected by appropriately trained TRX employees. These samples are routinely processed and analysed by the Humac laboratory, by its employees. ALS-Chemex has been used periodically as an inter laboratory check or umpire laboratory.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Venmyn consider the sample preparation, security and analytical procedures (described in the following sections) appropriate and adequate given the various limitations detailed below.

	10.6.8.1.	Preparation

Figure 44 illustrates Humac s sample and analysis preparation procedures. On receipt at Humac in Mwanza, samples are first sorted to ensure agreement with the samples listed on the field shipping order. Sample preparation for all RC samples submitted to the Humac Laboratory in Mwanza is carried out using method P10.

Each sample is dried and then sized to -2mm using a jaw crusher. To reduce a possible nugget effect , a 1kg riffle split of the crushed material is taken and pulverized to 95% passing -150#.

	10.6.8.2.	Analyses
The fire assay method used by Humac (AU3 or AU4) uses standard general procedures as described in Section 11.6.4.2.

	10.6.8.3.	Security

All aspects of the sampling is overseen and/or supervised by a qualified geologist. Sample bags are sealed on-site using hessian string. Security seals are not used. These sample bags are then stored in a designated(un-gated) storage area until they are transported to the laboratory. The samples are transported in a company vehicle by a senior employee. All transported samples are accompanied by a dispatch form which is signed off on receipt at the laboratory.

	10.6.8.4.	Quality Control
(A total of 1436 trench samples were taken, including seventy five blanks 5.2%), 9 standards with 73 instances of use and 53 field (5.1%) duplicates (3.7%) were submitted.

All except two of the blanks submitted to Humac, returned values below the detection limit (0.005ppm). The one failed blank returned a value of twice the detection limit (0.01ppm) while the other returned a value of four times the detection limit (0.02ppm).Of the 73 standards submitted, almost all returned values within the acceptable second standard deviation with none returning values greater than the third standard deviation

Of the 53 field duplicates, which are not true duplicates but rather twins (a second channel was sampled adjacent to the first channel), 49 produced similar assays while three of the remaining four were re-assayed in a repeat batch and produced an acceptable result and the last field duplicate had still not returned a similar assay result to the original assay by the third repeat, although, the three repeated assays were of a similar grade.

10.6.9.	Pit Bulk Samples

All pit bulk samples (the channel samples) were collected by appropriately trained TRX employees. 48 pits were channel sampled as described in Section 10.5.9. These samples were processed and analysed by the SGS laboratory in Mwanza, by its employees.

Venmyn consider the sample preparation, security and analytical procedures(described in the following sections) appropriate and adequate.

NI 43-101 on the Kigosi Project, Tanzania                                                                           September 2011                                 Venmyn Rand (Pty) Ltd

	10.6.9.1.	Preparation

The pit bulk samples were processed and analysed by SGS laboratories in Mwanza as described in Section 10.6.5.1.1. The only significant difference worth noting is that three analyses were done on each sample. The first was a fire screen assay on the split original sample, while two more assays were completed on both a fines and a coarse fraction sieved from the alternate split of the original sample, a 2mm sieve was used.

	10.6.9.2.	Analyses

The fire assay method used by SGS (FAA505) uses standard general procedures as described in Section 10.6.5.2.1. Again, this was conducted on both a split from the original sample as well as each of the fine and coarse factions from the opposite original split.

	10.6.9.3.	Security

All aspects of the sampling is overseen and/or supervised by a qualified geologist. Sample bags were sealed on-site using hessian string. Security seals are not used. These sample bags were then stored in a designated storage area within the fenced and access controlled camp until they are transported to the laboratory. The samples are transported in a company vehicle by a senior employee. All transported samples are accompanied by a dispatch form which is signed off on receipt at the laboratory.

	10.6.9.4.	Quality Control

A total of 111 channel samples were submitted, including five blanks (4.5%), two standards with three instances of use each i.e. six (5.4%) and nine field duplicates (8.1%) were submitted. The reader is reminded that each channel sample has three tests done on it, one for an original split and two more for the second alternate split on the coarse and fines fraction. In effect 333 assays were done on the 111 samples and QC samples submitted.

All five blanks tested at below detection level satisfying the QC procedures associated with these and all six standards tested within two standard deviations of the standard value, satisfying the QC procedures associated with these.

Of the nine field duplicates field duplicates, only one carried a notable grade (in the order of ~1.0g/t) while the other eight carried grades of 0.01 to 0.06g/t. Because the vast majority of samples were of low grade, duplicate repeatability was highly variable as the difference between 0.01 and 0.02 g/t is 100% for example.

A mean average paired difference analysis (MAPD), however, showed that the coarse fraction performed the worst with six failures from the nine coarse split duplicates which were greater or less than a MAPD ratio of +/-0.5 while only two of the nine fine fraction splits failed the same test. Given the nugget affect of gold and the low levels of concentration, this is unsurprising. For the above reasons, the suitability of the sampling and QC measures are deemed adequate.

10.7.	Data Verification (NI 12)

Field Data is initially captured by hand on various field sheets. This data is then transcribed to basic Excel spreadsheets by the Senior Project Geologist, Mr. P. Zizhou. These spreadsheets are then transferred directly into a Micromine Database set up by TRX s Database Manager at the time, Mr. R. van der Westhuizen. From the main database, collar, assay, geology and survey files are created using the macro the Micromine macro functions to limit human error.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

The Micromine software automatically verifies the data and allows for direct input of assay results digitally. The Micromine software is additionally used in-house for generating 3D images, wire-framing and doing basic in-house resource estimations.

The Micromine Database is regarded as the Master Database, and is completed and maintained by the Database Manager. This is the database reference for audits. From this database, simplified versions are created for the processing in geological software such as MapInfo.

TRX s Database Manager, routinely checked that all data imported from the field, and from the various laboratories, has been carried out correctly. This data verification is done using Micromine software.

Mr. J. Deane (Pr. Sci. Nat.) is the TRX s Qualified Person, and therefore the QA/QC Manager for the Kigosi Project. The QA/QC is conducted on separate Excel spreadsheets, and broken down into Blanks, Standards, Field Duplicates, and Inter-Laboratory check samples (Umpire). Mr. J. Dean conducts an audit of these databases after every phase of drilling.

The Kigosi Master Database with the QA/QC has not been audited by an external auditor, or Independent Qualified Person. This will be done as part of the 2009 exploration program. Venmyn have, however, conducted limited, random checks on the various databases on Luhwaika, Igunda and Msonga on each site-visit. A single error on the carrying through of repeats was identified. This has been corrected by TRX.

10.8.	Orebody Modelling
The orebody modelling was carried out by Mr. J. Glanvill of GGC.

	10.8.1.	Shear Zone Modelling

GGC was provided with TRX s database of information as at (24th February 2009) (KIGOSI_DDB.xls) and three wireframes (LUHWAIKA MAIN HG ENVELOPE.dxf, LUHWAIKA WEST HG ENVELOPE.dxf and LUHWAIKA SHEARS.dxf), prepared by TRX on the Luhwaika Main reef and West reef shears. The database included the lithological logs and assay results for all the soil sampling, RAB, RC and diamond drilling exploration as real or pseudo drill data. This formed the basis for GGC s modelling. The purpose of the modelling was to:- •

		•	delimit the reefs present;
		•	calculate the volumes of each;
		•	calculate the average grade of each; and
classify the resources in each according to geostatistical confidence associated with drilling density.

GCC carried out basic checks on the survey, geology and assay information received in particular the structure of the logging for gaps, overlaps, duplicate samples and duplicate sample identification numbers. No problems were identified and the collars all fell within an expected coordinate range. Modelling was carried out in the Datamine 3D computer modelling package.

The Kigosi database has numerous results from duplicates and repeats, which were carried out as part of their QA/QC process. Initially, only a single composite assay value was considered for each sample for modelling purposes, however, GGC utilised the Mean Average Paired Difference (MPAD) metric to determine which repeat samples fell within an acceptable range of the initial analysis value. If the sample passed this test, it was included into the average value calculation that was used for modelling purposes. On later review of the sampling protocols and of the resource estimation methodology it was determined that the wide variance in the sampling repeats was due to improper sample procedures on an already high nugget effect orebody.

The relative percent of the duplicate versus the original sample is calculated by using the formulae:-

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Relative Percent = A - B / 0.5 x (A + B)

These results were compared to the following thresholds:-
•	10% for high grade samples;
•	20% for medium grade samples; and
•	30% for low grade samples.

Any duplicates that did not meet the threshold percentage were excluded. The average of the original assay result and the results of the duplicates that met the threshold criteria were then used as the grade value in the modelling. The only exception to this is that if all the repeats fell outside the threshold limits but were consistent with each other, then the original assay result was eliminated.

The exploratory data analysis (EDA) or basic statistics associated with the Luhwaika reefs are tabulated in Table 37.

Wireframes were created for the Luhwaika Main and West reefs. The methodology used is summarised as follows:-
•	the upper and lower limits for the reef in each borehole were extracted from the column “REEF” in the database;
•	these points were then digitally joined to each other using multiple section lines and plan views;
•	the uppermost vertical limit of the reefs was set at the base of the overburden layer that includes quartz rubble, mottled zone and saprolite;
•	the lowermost vertical limit of the reefs was set at approximately half the maximum line spacing or an appropriate spacing to ensure a realistic and regular wireframe; and
•	the strings were then modelled as digital terrain surfaces from wireframes.

The wireframes were used to limit the samples taken into account in the grade modelling. A small percentage of mineralised samples did not lie within the wireframes. These, however, were either well outside of the frames within minor shears and their possible geological interpretation or within the quartz rubble horizon. These samples were excluded from the modelling process.

A number of data output files were created, including:-
•	1.0m composites within the reef zone (Table 37);
•	raw or original select samples (Table 37);

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Table 37 : Luhwaika Database Statistics

		LUHWAIKA MAIN REEF			LUHWAIKA WEST REEF				BLOCK MODEL ESTIMATES
	Raw Stats		1.0m Composite Stats		Raw Stats		1.0m Composite Stats		Main	West
	Au	Length	Au	Length	Au	Length	Au	Length
	(ppm)	(m)	(ppm)	(m)	(ppm)	(m)	(ppm)	(m)	Au (ppm)	Au (ppm)
Total no records	543	543	556	556	472	472	472	472	143,006	89,152
No of Samples	533	543	547	556	467	472	465	472	101,228	86,767
No of Missing Values	10	0	9	0	5	0	7	0	41,778	2,385
No of Samps> Trc	533	543	547	556	467	472	465	472	101,228	86,767

Minimum	0.01	0.17	0.01	0.80	0.01	0.20	0.01	0.57	0.02	0.02
Maximum	101.25	3.00	101.25	1.08	27.75	3.68	27.75	1.20	22.77	6.65
Range	101.25	2.83	101.25	0.28	27.75	3.48	27.75	0.63	22.76	6.64
Total	796	555	779	555	315	471	302	471	136,337	51,520

Mean	1.49	1.02	1.42	1.00	0.67	1.00	0.65	1.00	1.35	0.59

Variance	32.87	0.10	31.38	0.00	4.95	0.09	4.67	0.00	2.16	0.49
Standard Deviation	5.73	0.32	5.60	0.02	2.22	0.31	2.16	0.03	1.47	0.70
Standard Error	0.25	0.01	0.24	0.00	0.10	0.01	0.10	0.00	0.00	0.00
Skewness	11.55	3.71	12.04	-5.66	8.15	4.02	8.66	-3.80	4.53	3.23
Kurtosis	177.40	20.42	190.26	43.21	78.35	27.74	87.61	64.20	34.67	12.68

Geometric Mean	0.30	0.98	0.30	1.00	0.19	0.96	0.19	1.00	0.92	0.40

Sum of Logs	-634	-9	-652	-2	-781	-19	-765	-1	-8,690	-80,443
Mean of Logs	-1.19	-0.02	-1.19	0.00	-1.67	-0.04	-1.64	0.00	-0.09	-0.93
Log Variance	2.62	0.07	2.52	0.00	2.09	0.08	1.95	0.00	0.79	0.71
Log Estimate of Mean	1.13	1.02	1.07	1.00	0.54	1.00	0.51	1.00	1.36	0.57

Note:
Model statistics were calculated on Measured and Indicated material only
All statistics are drawn from unweighted values

•	flattened 2D reef composites. These samples represent full composites over the intersected and modelled shear zones. The composites have been flattened to a zero elevation and set vertically; and
•
  reef samples falling outside the wireframes i.e. samples that are flagged as being part of a main shear zone or orebody, but have not been included in the wireframe. The reasoning for this is detailed above.

The dimensions of the wireframes are summarised in Table 38

It is evident from Figure 45 and Figure 46 that:-
•	the sampling data is log normal, as would be expected from gold sampling data;
•	there are potentially two populations of data. This bimodality is likely to be related to high and low grade domains as identified by TRX; and
•	the exceptionally long and sporadic tails in the normal space histograms implies a great deal of variability within the orebody..

Variograms were calculated within the plane of the orebody. Due to a low population of data, it was not possible to identify true anisotropy that was not induced by the regular spaced data. This meant that omni-directional variograms within the plane of the orebody were fitted

Due to the strongly skewed nature of the data it was necessary to fit log normal variograms and not standard variograms. The resulting log variogram models were transformed using a nugget scaling transformation that normalised the variogram. Due to changes in the nugget, it was necessary to rescale the ranges to retain the general profile of the log variogram in normal space.

As is expected the nuggets are substantially higher in the normal space (~60% of the total variance for Luhwaika Main) as opposed to the lower values of the log variogram (~32% for Luhwaika Main).The transformation of the nugget and the adjustment of the ranges to retain the profile of the original log variograms were carried out. These are illustrated in Figure 47 and Table 39 for Luhwaika Main and in Figure 48 and Table 40 for Luhwaika West.

Table 39 : Luhwaika Main Normalised and Transformed Variogram Results

NORMALISED VARIOGRAM	RAW	NORM
NUGGET EFFECT	0.795	0.324	RANGE	X AXIS	Y AXIS	Z AXIS
1st Sill	0.622	0.253	1st Range	3.6	3.6	2.8
2nd Sill	0.570	0.232	2nd Range	20.1	20.1	4.5
3rd Sill	0.468	0.191	3rd Range	107.7	107.7	16.4
TOTAL SILL	2.455	1.000

TRANSORMED VARIOGRAM	NORM
NUGGET EFFECT	0.600	RANGE	X AXIS	Y AXIS	Z AXIS
1st Sill	0.150	1st Range	25.0	25.0	4.0
2nd Sill	0.137	2nd Range	30.0	30.0	10.0
3rd Sill	0.113	3rd Range	120.0	120.0	18.0
TOTAL SILL	1.000

Table 40 : Luhwaika West Normalised and Transformed Variogram Results

NORMALISED VARIOGRAM	RAW	NORM
NUGGET EFFECT	0.631	0.323	RANGE	X AXIS	Y AXIS	Z AXIS
1st Sill	0.784	0.402	1st Range	15.5	15.5	3.9
2nd Sill	0.537	0.275	2nd Range	185.4	185.4	13.2
3rd Sill	0.000	0.000	3rd Range	0.0	0.0	0.0
TOTAL SILL	1.952	1.000

TRANSORMED VARIOGRAM	NORM
NUGGET EFFECT	0.545	RANGE	X AXIS	Y AXIS	Z AXIS
1st Sill	0.185	1st Range	28.0	28.0	6.0
2nd Sill	0.000	2nd Range	190.0	190.0	15.0
3rd Sill	0.113	3rd Range	0.0	0.0	0.0
TOTAL SILL	1.000

VENMYN
Independence you can trust

Tanzanian Royalty - Kigosi Project

FIGURE 59

IGUNDA A REEF
190m
541m

IGUNDA B REEF
167m
538m

LEGEND:

Grade (g/t Au)
- 0.0 - 0.5
- 0.5 - 1.5
- 1.5 - 3.0
- 3.0 ->

Source: Tanzanian Royalty Exploration Corporation

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1050M_TanzanianRoyalty_Kigosi_2011

The search parameters are drawn directly from the variogram ranges while the minimum and maximum number of samples and search volume expansion factors were drawn from experience as well as limited Qualitative Krig Neighborhood optimisations and general practice guidelines. The search radii are specified in Table 41.

Table 41 : Search Radii Distances for Luhwaika

		SEARCH RADII (m)
PROSPECT /		X - Y	Z
	REEF
LOCATION		DIRECTION	DIRECTION
Luhwaika	Main	120	3
	West	190	4

Ordinary kriging was used to estimate the gold grades. A block size of 50m x 15m x 1.0m was used which was based on approximately half the drill spacing in the X and Y plane.

While sub cells of the estimation blocks were utilised to obtain an optimum fit on the wireframes, the estimations of grade were done into the parent cell to ensure constant block support to allow for meaningful comparisons of the estimation parameters during the classification.

The result of the grade modelling for the Luhwaika Main and West reefs are illustrated in 3D space in Figure 49 and Figure 50.

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VENMYN
Independence you can trust

FIGURE 49

Tanzanian Royalty - Kigosi Project

3D GRADE MODEL FOR THE LUHWAIKA MAIN REEF

416m
1,902m
LUHWAIKA MAIN ZONE
LEGEND:
Grade (g/t Au)
0.0 - 0.5
0.5 - 1.5
1.5 - 3.0
3.0 ->

Source: Tanzanian Royalty Exploration Corporation

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1050M_TanzanianRoyalty_Kigosi_2011

To validate the models, it is not always practical to draw and compare the basic statistics of the models versus the drill data. This is particularly difficult if the data is clustered. In general terms, it is better to compare the estimate of the model against the local drill holes to determine if the model s grade distribution follows that of the drill data and to identify if the model is over or underestimating at any point within the orebody. This spatial comparison is accomplished by splitting the model up into regular domains (normal based on a multiple of the block size) and then calculating the mean of the model and any drill data within that domain.

The Luhwaika models were split into 50m wide strips orientated north-south and the mean of the model (Measured material only) and the drill data were then determined per strip and plotted on a line graph ranked from west to east. This is illustrated in Figure 51.

As can be seen in the two graphs, the model mean grade (blue line) tracks the general profile of the drill data (red line) exceptionally well and at no point does it indicate significant over or under estimation of the grade. It is interesting to note the smoothing effect of the Krig estimator relative to the drill data distribution.

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10.8.2.	Quartz Rubble Modelling

TRX provided GGC with a database of quartz rubble data which included results from the diamond drilling, as well as both the inclined and vertical RC drilling. This information was used to model the quartz rubble volumes and the grade variations in DatamineR. Although the diamond and inclined RC results were considered, the vertical RC information was primarily utilised for the modelling process. This was due to the fact that the vertical RC drilling had been carried out with the specific purpose of obtaining representative samples of the surface horizons.

The mottled zone and the quartz rubble lithologies were combined, for modelling purposes, as both lithologies can carry grade and would be mined, as a single unit, if this deposit proves to be economically viable. Therefore, the term “quartz rubble” used in this report refers to a combination of the two lithologies. Mineralised quartz rubble refers to samples carrying a grade of greater than 0.1g/t. If a non mineralised mottled zone occurred within mineralised quartz rubble, this zone was included with the quartz rubbles and the resultant combined grade recalculated.

Duplicate sample results were included in the grade model at an average of all the samples at a particular point. The basic statistics pertaining to the drill holes is summarised in Table 42.

Table 42 : Quartz Rubble Database Statistics

	QUARTZ RUBBLE DRILLHOLES		MODEL ESTIMATES
		Thickness		Thickness
	Au (ppm)	(m)	Au (ppm)	(m)
Total no records	1,747	1,747	1,313	1,313
No of Samples	111	111	1,313	1,313
No of Missing Values	1,636	1,636	0	0
No of Samps> Trc	111	111	1,313	1,313

Minimum	0.01	0.30	0.02	0.60
Maximum	21.65	5.00	2.89	2.18
Range	21.64	4.70	2.87	1.58
Total	92.64	151.30	551.17	1,510.20

Mean	0.83	1.36	0.42	1.15

Variance	5.17	0.88	0.22	0.18
Standard Deviation	2.27	0.94	0.47	0.42
Standard Error	0.22	0.09	0.01	0.01
Skewness	7.34	1.56	2.73	0.53
Kurtosis	61.57	2.51	9.29	-1.01

Geometric Mean	0.18	1.11	0.25	1.08

Sum of Logs	-187.66	11.84	-1,797.65	96.34
Mean of Logs	-1.69	0.11	-1.37	0.07
Log Variance	3.78	0.40	1.06	0.13
Log Estimate of
Mean	1.22	1.36	0.43	1.15

Indicator Kriging (IK) variography was used to define the limit of the mineralised quartz rubble and thus the outline of the orebody (Figure 52). This was carried out in two dimensions due to the tabular nature of the orebody. This method takes into account the probability of quartz rubble occurring in a particular block based upon the results of the boreholes. For example, a block with a borehole present within it would have a probability of 1 (or 100%). The variogram of the IK model was plotted and the effective range identified at a distance of 500m. The graph showed a well developed spherical structure up to 500m as well as a well developed trend to the limit of the experimental variogram. The search radius for modelling into each block was anisotropic (200m by 400m) and aligned in the direction of the underlying shears as these shears are the source of the gold within the quartz rubbles.

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VENMYN
Independence you can trust

Tanzanian Royalty - Kigosi Project

FIGURE 52

QUARTZ RUBBLE KRIGING MODELS
QUARTZ RUBBLE PROBABILITY MODEL
GOLD GRADE MODEL
DENSITY MODEL
QUARTZ RUBBLE THICKNESS MODEL
N
357 000
358 000
9 602 000
9 601 000
9 600 000
9 599 000
Scale:
0
1 km
LEGEND - PROBABILITY
0.5 - 0.6
0.6 - 0.7
07. - 0.8
0.8 - 0.9
0.9 - 1.0
LEGEND - GRADE (g/t Au)
0.0 - 0.1
0.1 - 0.2
0.2 - 0.3
0.3 - 0.5
0.5 - 1.0
1.0 - 1.5
1.5 - 2.0
2.0 - 2.5
LEGEND - DENSITY (t/m³)
2.5 - 2.55
2.55 - 2.6
2.6 - 2.65
2.65 - 2.7
2.7 - 2.75
2.75 - 2.8
LEGEND - THICKNESS (m)
0.0 - 0.25
0.25 - 0.5
0.5 - 0.75
0.75 - 1.0
1.0 - 1.25
1.25 - 1.5
1.5 - 2.0
2.0 - 2.5
Source: Tanzanian Royalty Exploration Corporation

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1050M_TanzanianRoyalty_Kigosi_2011

The IK model estimated the probability of the presence of quartz rubble using 50m x 50m blocks, with a discretisation of 10m x 10m. The quartz rubble IK boundary at a probability of 0.5 (or 50%) was used as the quartz rubble limit (Figure 52). This outline formed the basis of the resource definition. The dimensions of the resultant quartz rubble limit are tabulated in Table 43.

Table 43 : Quartz Rubble Limit Dimensions

PROSPECT / LOCATION	REEF	MAX DEPOSIT STRIKE LENGTH	MAX DEPOSIT WIDTH	DEPOSIT SURFACE AREA (m2)	MIN QUARTZ RUBBLE THICKNESS	MAX QUARTZ RUBBLE THICKNESS	MEAN QUARTZ RUBBLE THICKNESS
		(m)	(m)		(m)	(m)	(m)
Luhwaika	Quartz rubble	4,000	1,600	3,355,000	0.6	2.18	1.15

Once the quartz rubble limit had been defined, the quartz rubble thickness and average grade was modelled in two dimensions within it. As part of the modelling process the relationship between grade and quartz rubble thickness was investigated. The result showed that there is no correlation between these two parameters. As a result the grade and thickness can be estimated separately.

The histogram and variogram for the quartz rubble thickness data are plotted (Figure 53). The histogram shows a vaguely log normal trend. The variogram has a very flat profile with a nugget at 79% of the total modelled variance.

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The normalised and transformed variogram results are specified in Table 44. The flat profile is an indication of the low covariance of the various quartz rubble intercepts with the nugget approaching the variance of the data which implies a breakdown in the spatial relationship of the data.

Table 44 : Quartz Rubble Thickness Normalised and Transformed Variogram
Results
NORMALISED VARIOGRAM	RAW	NORM
NUGGET EFFECT	0.305	0.762	RANGE	X AXIS	Y AXIS	Z AXIS
1st Sill	0.095	0.238	1st Range	929.7	929.7	929.7
2nd Sill	0.000	0.000	2nd Range	929.7	929.7	929.7
3rd Sill	0.000	0.000	3rd Range	929.7	929.7	929.7
TOTAL SILL	0.400	1.000

TRANSORMED VARIOGRAM		NORM
NUGGET EFFECT		0.797	RANGE	X AXIS	Y AXIS	Z AXIS
1st Sill		0.203	1st Range	950.0	950.0	950.0
2nd Sill		0.000	2nd Range	950.0	950.0	950.0
3rd Sill		0.000	3rd Range	950.0	950.0	950.0
TOTAL SILL		1.000

Although the variogram yielded a search distance of over 900m, a figure of 400m was deemed more appropriate as this was the range result from the grade variogram. Details of the search ellipsoid that was used for the estimation of the quartz rubble thicknesses are shown in Table 45. Estimations were carried out in blocks of 200m by 200m using Kriging.
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Table 45 : Search Radii Distances for Quartz Rubble Thickness and Grade Estimation

			SEARCH RADII (m)
PROSPECT / LOCATION	REEF	PARAMETER	X - Y DIRECTION	Z DIRECTION
Luhwaika	Quartz	Thickness	400	N/A
	rubble	Grade	250	N/A

The result of the Kriging on quartz rubble thickness is illustrated in Figure 52. The diagram illustrates a thickening of the quartz rubble horizon to the south of the deposit area. These estimated thicknesses formed the basis for the volume calculation in the resource statement.

The histogram and variogram for the grade of the quartz rubbles is plotted in Figure 54. This histogram shows a lognormal distribution typical of gold grades. The variogram shows an effective range of 250m after which the well developed Hull effect (from the clustering of data in the central portion of the area in question) takes precedent.

The results of the normalised and transformed grade variograms are tabulated in Table 46.

Table 46 : Quartz Rubble Grade Normalised and Transformed Variogram Results

NORMALISED VARIOGRAM	RAW	NORM
NUGGET EFFECT	0.908	0.238	RANGE	X AXIS	Y AXIS	Z AXIS
1st Sill	2.908	0.238	1st Range	406.4	406.4	406.4
2nd Sill	0.000	0.000	2nd Range	406.4	406.4	406.4
3rd Sill	0.000	0.000	3rd Range	406.4	406.4	406.4
TOTAL SILL	3.815	0.476

TRANSFORMED VARIOGRAM		NORM
NUGGET EFFECT		0.797	RANGE	X AXIS	Y AXIS	Z AXIS
1st Sill		0.203	1st Range	425.0	425.0	425.0
2nd Sill		0.000	2nd Range	425.0	425.0	425.0
3rd Sill		0.000	3rd Range	425.0	425.0	425.0
TOTAL SILL		1.000

Details of the search ellipsoid that was used for the estimation of the quartz rubble grade are shown in Table 45. Estimations were carried out into blocks of 200m by 200m using Kriging. The grade model is illustrated in Figure 52. The plot indicates an increase in gold grades from the centre of the quartz rubble deposit toward the south and southeast. This coincides with the area of thicker quartz rubble occurrence.

To validate the models the estimate of the model was compared to the local drill holes to determine if the model s quartz rubble thickness and grade distribution follows that of the drill data and to identify if the model is over or underestimating at any point within the orebody. This was carried out for the quartz rubbles and the results graphed in Figure 55.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

The graph above illustrates a small amount of over estimation of the gold grades in some areas due to limited support and the resultant extrapolation of the model. A comparison of the model statistics with the original drill holes is tabulated in Table 42. This table, however, indicates that the overall mean gold grade of the model is less than the mean of the drill holes. A similar effect is noted for the quartz rubble thickness. Therefore, Venmyn is satisfied that the model does not over estimate either of the two modelled parameters.

As previously noted, the quartz rubble resource is comprised of the mottled zone and a quartz rubble layer. These lithologies have different densities measured from samples extracted from the trench and also occur in different proportional thicknesses across the area in question. Therefore, in order to accurately assess the density of the deposit for resource tonnage calculations, the density variations were estimated on a block by block basis using Kriging. The density model is illustrated in Figure 52.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

11.	IGUNDA PROSPECT

The Igunda Prospect is situated in the central eastern portion of the Kigosi Project area (Figure 11), on prospecting license PL3507/05 and HQ-P 21615. A PL. The Igunda Prospect is separated from the Luhwaika Prospect to the northwest by The Gap.

	11.1.	Local Geology (NI 7)

The geology associated with the Igunda Prospect is illustrated in Figure 18. The map was produced as a result of all the exploration carried out within the Prospect area. The dominant bedrock lithologies include:-

		•	a dominant basement granite in the west;
		•	basaltic, mafic volcanic rocks occurring as northwest trending rafts in the northeast and southwest respectively; and•
		•	sodic granite in the west and also as enclosed slivers in the basalt.

Small-scale mining by artisanals, as well as recent diamond drilling at Igunda has exposed pillowed mafic-intermediate volcanic rocks, which show evidence for moderate to strong chlorite, sericite and epidote alteration around areas of abundant quartz veining and stringers in the northeast. Pyrite occurs as fracture filling and disseminations in deformed, altered and quartz veined mafic volcanic rocks.

A thin, poorly exposed zone of quartz-feldspar porphyry, with greatly elevated pyrite and arsenopyrite contents, is developed in close proximity to the identified auriferous shear zone which is interpreted to constitute a possible extension of the primary target (Luhwaika) which is the current focus of exploration activities.

Structural interpretation of regional aeromagnetic data (Figure 12), as well as field mapping has led to the identification of several sets of major lineaments:-
		•	a regional structural fabric trending north-west with shallow dips to the south in the mafic volcanic and granite surrounding the artisanal diggings in the northeast; and
		•	northeast-southwest trending Karoo-aged dolerite dykes in the central north, mainly confined to the granite.

	11.2.	Local Mineralisation (NI 7)

The Igunda Prospect, as is Luhwaika, is a shear-zone hosted gold deposit. However, unlike Luhwaika, which occurs within granite, gold mineralisation at Igunda is associated with abundant quartz veins (associated with the Kigosi Shear Zone) in pillowed mafic volcanic rocks which have been locally intruded by fine-grained, highly siliceous quartz-feldspar porphyry. This deposit is associated with moderate to strong chlorite and epidote alteration around the quartz veins and stringers. At Igunda, two principle shear zones have been identified as the Igunda A and B reefs.

Closely associated with the reefs are sub parallel quartz feldspar porphyry units. Gold mineralization is structurally controlled and the Igunda Reefs are localized in two sub-vertical dipping northwest striking shear zones, dipping steeply (75o85o) northeast. Flat extensional veins are rarely observed and definitive kinematic indicators of this vein system were not identified.

The auriferous grey quartz veins typically form parallel to the shear foliation surface defined by aligned chlorite and vary in thickness from a few millimetres to 0.80m. Gold mineralization also occurs in the host wall rock up to over a meter and is not confined to the veins.

The veins are hosted by strongly foliated pillow-basalt with selvages of biotite schlieren commonly and strongly developed in and around the pillow margins. The quartz-feldspar porphyry is highly silicified, and is characterized by pervasive finely disseminated needles of arsenopyrite.

Pyrite with rare chalcopyrite, galena and finely disseminated arsenopyrite constitute the dominant visible sulphides for Igunda.

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The Igunda Prospect was identified as a target area specifically due to the presence of the Igunda artisanal workings. These surface and underground artisanal workings were focussed on the extraction of the reefs.

11.3.	Exploration (NI 9)

The Igunda Prospect represents the target area at the second most advanced stage of exploration within the Kigosi Project. This broad scale exploration comprised an on-the-ground geophysical survey, as well as BGC and soil surveys (Figure 6 and Table 9). Each of these exploration methods and their associated results are discussed in the section to follow.

	11.3.1.	Dipole Dipole IP Survey

A reconnaissance time-domain dipole dipole IP survey was carried out by TRX s in-house geophysics team over the over the artisanal workings at Igunda. The location of the survey lines over the Kigosi Project are indicated on Figure 19.

	11.3.1.1.	Equipment and Parameters
The same equipment was used for this survey, as was utilised on the Luhwaika Prospect. The reader is referred to Section 10.3.1.1

	11.3.1.2.	Survey Method

TRX s standard survey method was used, as described in Section 10.3.1.2. A single IP line traversed the Igunda Prospect, covering a distance of 1.3 line km (Table 47). This line is illustrated on Figure 20. A single line was also carried out to traverse The Gap (Table 47 and Figure 20).

Table 47 : IP Dipole Dipole Survey Lines for Igunda and The Gap

PROSPECT / LOCATION	LOCAL GRID LINE NO.	LINE KM
The Gap	0000N	1.1
Igunda	1500S	1.3
	TOTAL	2.4

The data obtained from the survey was processed by Mr. J. Klein using the Geosoft computer software. Mr. J. Deane and Mr. R. van der Westhuizen performed the interpretation of the data using sections drawn in Syscal software. Chargeability and resistivity sections were produced for the survey line, as illustrated in Figure 56.

	11.3.1.3.	Summary and Interpretation of Results

The interpretation of the dipole dipole survey is illustrated on Figure 56. This survey only provided a clearer understanding of the geology at depth with particular reference to the reefs, granite and greenstones when combined with the RC results. Again the mafics are identified as being units with a very low resistivity.

11.3.2.	Gradient IP Survey

A gradient-array IP survey was carried out across the whole strike extension of the Luhwaika and Igunda Prospects and northwestwards to the German Workings. The location of the gradient IP survey lines are indicated on Figure 19 and Figure 20. Again the survey was carried out by TRX s geophysical team.

	11.3.2.1.	Equipment and Parameters
The equipment and parameters used at both Igunda and Luhwaika are described in Section 10.3.2.1

	11.3.2.2.	Survey Method
The standard survey method used across the two prospects is described in Section 10.3.2.2.

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	11.3.2.3.	Summary and Interpretation of Results

A chargeability and resistivity colour image was plotted of the survey results (Figure 23). The known reefs associated with the Igunda artisanal workings coincide with high chargeability anomalies. Three additional high chargeability anomalies to the west of the Igunda reef were identified. These will require further investigation to identify whether in fact they are mineralised reefs or shears. The results of the survey, with respect to resistivity (Figure 23), show a large area of high resistivity to the far southeast. Again, this area should be followed up with additional exploration methods to identify its potential as a mineralised zone.

11.3.3.	BGC Survey
TRX conducted BGC surveys over the Luhwaika and Igunda Prospects in October 2006 and again in April 2007. The location of the survey is illustrated on Figure 24.

	11.3.3.1.	Equipment and Parameters

The BGC survey was conducted using a specially trained team of botanists, geologists and field assistants. Results for BGC surveys are typically reported as percentiles (80th, 95th and 99th) above a certain grade. Further details on the survey parameters are described in Section 10.3.3.1.

	11.3.3.2.	Survey Method
A standard TRX survey method was utilised on all the Prospects. The reader is referred to Section 10.3.3.2 for the associated description.

	11.3.3.3.	Summary and Interpretation of Results
The Igunda results were included with the Luhwaika results and are reported in Section 10.3.3.3 and shown graphically in Figure 25.

11.3.4.	Soil Geochemisty Survey by AngloGold Ashanti
AngloGold Ashanti conducted a soil geochemical survey over the Igunda Prospect during 2004 (Figure 26).

	11.3.4.1.	Equipment and Parameters
The reader is referred to Section 10.3.4.1 for a brief description of this.

	11.3.4.2.	Survey Method
AngloGold Ashanti used a grid of 160m x 40m and 80m x 60m to cover the Igunda workings, as described in Section 10.3.4.2. Further details on the survey method were not available.

	11.3.4.3.	Summary and Interpretation of Results

The plot for both the AngloGold Ashanti and TRX soil results for the entire Kigosi Project area is shown in Figure 27. It must be noted that the AngloGold Ashanti soils were sampled at a slightly different sieve size to that used by TRX and, on comparison, their results appear to be slightly lower grade than AngloGold Ashanti s. The anomaly associated with the Igunda reef is clearly visible in Figure 27.

The basic statistics pertaining to the soil geochemistry results is tabulated in Table 11.

A close-up of both the AngloGold Ashanti and TRX results for the Igunda Prospect are shown in conjunction with Luhwaika in Figure 28. The Igunda reef forms a significant soil anomaly with potential for the development of a large area of auriferous quartz rubbles. The anomaly trends in a northwest-southeast direction.

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The anomaly is open to the north where The Gap is located. No soil sampling was conducted in The Gap due to the presence of the mbuga soils. It would appear that potential for gold mineralisation could extend into The Gap.

The Igunda West and Far West areas are not strong gold anomalies from the soil results.
A significant new anomaly is present to the south of Igunda. This feature will require additional exploration to identify its source.
A rose diagram was plotted for the Igunda soil results (Figure 28). This diagram indicates the following:- •
a dominant 322° trend reflecting the reefs;•
a sub-dominant 304° trend which is believed by TRX to be a secondary mineralisation structure;•
a weak north-south trend indicating a poorly developed regional gold corridor in this area; and•
a well confined 50° trend which is believed to be a sample line effect, as was evident with the Luhwaika data.
	11.3.5.	Soil Geochemisty Survey by TRX

TRX carried out a geochemical soil survey over the IP anomalies to the west of Igunda, named by the company as Igunda West and Igunda Far West. These areas are situated on the western side of the river. The location of the survey is illustrated on Figure 26.

		11.3.5.1.	Equipment and Parameters
The reader is referred to Section 10.3.5.1 for information in this regard.
		11.3.5.2.	Survey Method
The standard TRX survey method for geochemistry, as described in Section 10.3.5.2, was utilised at Igunda. A grid of 25m by 200m was utilised.
		11.3.5.3.	Summary and Interpretation of Results

The results of all the gold grade variations within the soils associated with the Luhwaika and Igunda Prospects are illustrated in Figure 28. The contours of gold grades are prepared in Micromine and represent a grid using a search radius of 400m and the inverse distance squared method of estimation.

The results are discussed along with the AngloGold Ashanti results in Section 11.3.4.3. The basic statistics pertaining to the soil geochemistry results is tabulated in Table 11.
11.4.	Drilling (NI 10)

TRX has carried out drilling on the Igunda Prospect. Three drilling methods were also used at Igunda, namely RAB, RC and diamond. The purpose of the former two methods was to obtain knowledge with respect to lithology and gold mineralisation at shallow depth, whilst the purpose of the latter method was to obtain information on the vertical continuity of the reefs at depth and the associated grades. Each method is described in detail in the section to follow.

	11.4.1.	RAB Drilling

RAB drilling was carried out over the Igunda Prospect to assess the gold grades over the anomalies identified from the soil and IP surveys. The drilling was also carried out to identify the presence of any mineralisation over The Gap, which had not previously been sampled. The RAB drilling was carried out during October 2007.

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The location of the drill sites, in relation to the entire Kigosi Project, is illustrated in Figure 29, whilst Figure 30 shows an enlarged image of both the Igunda and Luhwaika sites in relation to the IP results.

11.4.1.1.	Equipment
The equipment used for the RAB drilling in Luhwaika was also utilised for Igunda. The equipment is described in Section 10.4.1.1 above.

11.4.1.2.	Drilling Method
The drilling method is described in Section 10.4.1.2.

11.4.1.3.	Summary and Interpretation of Results
A total of 728 RAB holes were drilled over Igunda and The Gap, covering a length of 6,054m. The average depth of the holes was 8.32m. The drill holes are summarised in Table 48.

Table 48 : RAB Drilling Summary for Igunda and The Gap

PROSPECT / LOCATION	LOCAL GRID LINE NO.	HOLE NO. (From)	HOLE NO. (To)	NO. HOLES	TOTAL LENGTH
The Gap	1250N	KG125RAB001	KG125RAB049	49	462
	0650N	KG125RAB050	KG125RAB146	97	806
	0000N	KG125RAB147	KG125RAB247	101	776
Igunda	0600S	KG125RAB281	KG125RAB313	33	216
	0800S	KG125RAB248	KG125RAB280	33	243
	1000S	KG125RAB729	KG125RAB748	20	140
	1200S	KG125RAB314	KG125RAB373	60	500
	1400S	KG125RAB374	KG125RAB410	37	340
	1500S	KG125RAB697	KG125RAB728	32	228
	1600S	KG125RAB683	KG125RAB696	14	90
	1800S	KG125RAB672	KG125RAB682	11	89
	1900S	KG125RAB411	KG125RAB459	49	447
	2100S	KG125RAB460	KG125RAB487	28	273
	2300S	KG125RAB488	KG125RAB513	26	247
	2700S	KG125RAB514	KG125RAB575	62	510
	3100S	KG125RAB576	KG125RAB636	61	472
	3500S	KG125RAB637	KG125RAB671	35	215
		TOTAL IGUNDA & THE GAP		748	6,054

Samples were taken at 1.0m intervals, compounded by lithology, and assayed for gold. A summary of the results for the Igunda Prospect and The Gap are shown in Table 49.

Table 49 : RAB Drilling Results for Igunda and The Gap

PROSPECT	LOCAL GRID LINE NO.	NO. SAMPLES	MIN (Au g/t)	MAX (Au g/t)	MEAN (Au g/t)
TOTAL / AVE LUHWAIKA		0
The Gap	1250N	97	0.005	0.060	0.010
	0650N	180	0.005	0.555	0.011
	0000N	181	0.005	0.115	0.006
TOTAL THE GAP		458
Igunda	0600S	63	0.005	0.040	0.007
	0800S	53	0.005	0.005	0.005
	1000S	54	0.005	0.010	0.005
	1200S	155	0.005	0.115	0.007
	1400S	156	0.005	0.050	0.006
	1600S	35	0.005	0.020	0.007
	1800S	31	0.005	0.010	0.006
	1900S	125	0.005	0.020	0.005
	2100S	65	0.005	0.045	0.007
	2300S	60	0.005	0.120	0.012
	2700S	135	0.005	0.020	0.006
	3100S	129	0.005	0.160	0.007
	3500S	71	0.005	0.030	0.008
TOTAL IGUNDA		1,132

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The maximum grades obtained in The Gap and at Igunda are significantly lower than those obtained at Luhwaika.

The RAB results for the Igunda Prospect and The Gap have been included in the 3D orebody model prepared for the Kigosi Project. Further discussion on the RAB results are included in the orebody modelling discussion found in Section 10.8.

11.4.2.	Inclined RC Drilling

RC drilling was undertaken across the Igunda Prospect in order to provide a model of the geology to a maximum depth of 70m and to assess the gold mineralisation therein. The programme focussed on drilling across known mineralised areas and anomalies identified from previous exploration methods. Thereafter, the aim was to investigate the vertical and lateral continuity of these zones across the prospect areas.

The RC drilling was carried out on the Igunda Prospect in a series of two phases between July and October 2008. The location of all these RC holes is illustrated, in relation to the Kigosi Project, in Figure 32. An enlarged plan of these holes is illustrated in Figure 33 in relation to the surface geology.

	11.4.2.1.	Equipment
RC drilling was conducted using TRX s Smith Capital Hotline 14R3H drill mounted on a Samil truck. The drilling was conducted using a 4” RC rod string with 5 “ to 5 “ bits.

	11.4.2.2.	Drilling Method

The drilling method, described in detail in Section 10.4.2.2, was applied at Igunda. The first two boreholes were drilled at a dip of -50° and an azimuth of 50° as the reefs were believed to dip steeply to the northwest. The remainder of the drilling was carried out at dip of -50°, an azimuth of 230° and a borehole spacing of 25m. Drilling was set out on the local grid system or fence lines established by TRX.

Drill holes were numbered sequentially with a prefix to indicate the Project name (KG), TRX reference / book number (125) and the type of drilling (RC). Two water boreholes were drilled. These holes were identified by the inclusion of a “W” in the prefix.

	11.4.2.3.	Summary and Interpretation of Results

A total of 37 RC holes were drilled in the Igunda Prospect during the two phases, with a length of 1,977m. The average borehole length was ~53m. Table 50 summarises the drill lines and number of holes for Luhwaika.

Table 50 : RC Drilling Summary for Igunda

PROSPECT / LOCATION	LOCAL GRID LINE NO.	HOLE NO. (From)	HOLE NO. (To)	NO. HOLES	TOTAL LENGTH (m)
Igunda	0000N	KG125RC028	KG125RC029	2	101
	1000S	KG125RC017	KG125RC027	11	354
	1200S	KG125RC011	KG125RC016	6	291
	1350S	KG125RC030	KG125RC031	2	141
	1400S	KG125RC001	KG125RC004	4	300
	1500S	KG125RC032	KG125RC034	3	174
	1600S	KG125RC005	KG125RC007	3	211
		KG125RC035		1	60
	1700S	KG125RC036	KG125RC037	2	180
	1800S	KG125RC008	KG125RC010	3	165
TOTAL IGUNDA				37	1,977

The drilling results are too numerous to be reported individually, so Table 51 has been included to show the basic statistics by grid line.

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Table 51 : RC Drilling Results for Igunda

PROSPECT / LOCATION	LOCAL GRID LINE NO.	NO. SAMPLES	MIN (Au g/t)	MAX (Aug/t)	MEAN (Aug/t)
Igunda	0000N	37	0.005	0.020	0.006
	1000S	179	0.005	0.170	0.012
	1200S	199	0.005	1.070	0.025
	1350S	69	0.005	4.010	0.109
	1400S	113	0.005	30.583	0.800
	1500S	98	0.005	35.000	0.488
	1600S	245	0.005	14.050	0.105
	1700S	72	0.005	0.080	0.008
	1800S	108	0.005	0.230	0.011
	TOTAL IGUNDA	1,120

Table 51 shows that the RC results identified the reefs and their associated high grades.

The RC drilling provided results with respect to the geology associated with the Igunda Prospect. The area was dominated by greenstone lithologies in the form of mafic schists and mafic volcanics, with a minor felsic intrusive component. Two types of intrusives were identified from the drilling, namely:-

•	quartz feldspar porphyry; and
•	massive granite.

With respect to the assay results and the associated mineralisation, the following results were obtained:-

•	three auriferous reefs were identified, namely the Igunda A, B and C Reefs (Figure 33);
•	the Igunda A Reef is comprised of a mineralised quartz vein or a sericite schist;
•	the Igunda B Reef is comprised of chloritized mafic schist, with minor quartz veining;
•	the Igunda C Reef is comprised of a sericite schist with quartz veining;
•	the reefs often occur in close proximity with the contact of the quartz feldspar porphyry with the mafics;
•	the reefs strike at 310° and dip at ~80°northeast;
•	the reefs extend for a distance of ~300m along strike;
•	the reefs have been traced to a maximum depth of 70m down dip;
•
the northern most fence line was drilled to investigate the large soil anomaly which appeared to extend under the mbugas associated with The Gap (Figure 28). No significant high grade reefs were intersected between surface and the maximum holes depth of 30m. A narrow quartz vein was intersected, which is believed to be an extension of the Igunda A Reef. It is concluded that deeper drilling will be required to test the potential for the reefs at depth in this area;

•	in general the gold intersections are significantly thinner than those associated with the Luhwaika Reefs. The highest gold intersections on the Igunda A Reef are as follows:-

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		•	20.68g/t over 2m (KG125RC001);
		•	15.36g/t over 3m (KG125RC002);
		•	3.27g/t over 2m (KG125RC031); and
		•	7.47g/t over 5m (KG125RC034).
	•	the most significant gold intersections on the Igunda B
Reef are as follows:-
		•	7.03g/t over 2m (KG125RC006);
		•	4.58g/t over 2m (KG125RC034); and
		•	1.83g/t over 1.0m (KG125RC002).
	•	in some holes the Igunda A reef appears to have been removed by the emplacement of the porphyry.

All results from the RC drilling are included in the orebody model of the Luhwaika Main and Luhwaika West Reefs. Further results associated with the modelling are discussed in the relevant section.

11.4.3.	Vertical RC Drilling

Vertical drilling was carried out at Igunda as a natural extension of the investigation into the quartz rubble resources at Luhwaika. Minimal quartz rubbles were found which warranted no further investigation. Therefore the vertical RC was discontinued at Igunda.

11.4.4.	Diamond Drilling

Diamond drilling was carried out on the Igunda Prospect in order to accurately identify the extent of the mineralisation at depth. The diamond drilling programme was carried out between September and November 2008, with the drilling of 3 boreholes on the Igunda Prospect. The location of the holes in relation to the Kigosi Project area is illustrated on Figure 36. The location of the holes in relation to the surface geology of Luhwaika and Igunda is shown in Figure 33.

	11.4.4.1.	Equipment
The reader is referred to Section 10.4.5.1 for a description of the rig used on both the Luhwaika and Igunda Prospects.

	11.4.4.2.	Drilling Method
The reader is referred to Section 10.4.5.2 for details on the drilling method. The three Igunda boreholes were drilled on a dip of -50° and an azimuth of ~230°.

Drill holes were numbered sequentially with a prefix to indicate the Project name (KG), TRX reference / book number (125) and the type of drilling (DD).

	11.4.4.3.	Summary and Interpretation of Results

A total of three diamond drill holes were drilled in the Igunda Prospect during a single phase, with a length of 640m. The average borehole length was ~213m. Table 52 summarises the drill lines and number of holes for Igunda. A type section through the reefs is illustrated on Figure 57.

Table 52 : Diamond Drilling Summary for Igunda

PROSPECT / LOCATION	LOCAL GRID LINE NO.	HOLE NO.	NO. HOLES	TOTAL LENGTH (m)	CORE RECOVERY (%)
Igunda	1600S	KG125DD001	1	206.14	99
	1500S	KG125DD002	1	203.34	98
	1400S	KG125DD003	1	230.49	99
		TOTAL IGUNDA	3	639.97	99

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VENMYN
Independence you can trust
Tanzanian Royalty - Kigosi Project
FIGURE 57

CROSS SECTION (LINE 1600S) SHOWING RC AND DIAMOND DRILLING IN RELATION TO IGUNDA REEFS

W
E
-50
0
50
Quartz Rubble Deposits
Igunda Reefs
Porphyry
1100
1050
1000
Elevation (m)
LEGEND
Quartz Rubble Deposits
Igunda Reefs
Porphyry
Diamond Drilling
RC Drilling

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1050M_TanzanianRoyalty_Kigosi_2011

Core recovery was excellent in the Igunda diamond drilling (~99%).

The important drilling intersections with respect to gold grades are listed in Table 53. Perusal of Table 53 shows that the significant intersections of gold grades appear to be lower than those obtained from the RC drilling.

Table 53 : Important Intersections for Diamond Drilling at Igunda

PROSPECT / LOCATION	LOCAL GRID LINE NO.	HOLE NO.	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)	REEF
Igunda	1600S	KG125DD001	158.00	158.60	0.60	3.20	Igunda A
			180.92	181.77	0.85	3.07	Igunda B
	1500S	KG125DD002	169.89	170.51	0.62	1.16	Igunda A
	1400S	KG125DD003	220.66	223.38	2.72	1.92	Igunda A

	11.4.5.	Trenching
No trenching has been carried out at Igunda.
11.5.	Sampling Method and Approach
	11.5.1.	BGC
The standard TRX BGC sampling method and approach was used across all the prospects. This is described in detail in Section 10.5.1.

	11.5.2.	Soil By AngloGold Ashanti
The method and approach utilised by AngloGold Ashanti, across all the prospect areas, is described in Section 10.5.2

	11.5.3.	Soil By TRX
The standard soil sampling method and approach used by TRX is described in Section 10.5.3.

	11.5.4.	RAB Drilling
The reader is referred to Section 10.5.4 for details on the RAB drilling carried out at Luhwaika and Igunda.

	11.5.5.	RC Drilling
Details on this inclined RC drilling are presented in Section 10.5.5. No vertical RC drilling has been carried out at Igunda.

	11.5.6.	Diamond Drilling
The sampling processes carried out are detailed in Section 10.5.7.
	11.5.7.	Channel Sampling
No channel sampling has been carried out at Igunda.

11.6.	Sample Preparation, Analyses and Security (NI 11)
	11.6.1.	BGC
The reader is referred to Section 10.6.1

Details of the QA/QC programmes are provided in Section 10.6.1.4.

Appendix 1 and Figure 85 detail the QA/QC results for the BGC samples. In general, the QA/QC is below acceptable limits from all control methods used (field duplicates, preparation laboratory duplicates, analytical laboratory repeats and analytical laboratory standards. This indicates the inhomogeneous distribution of gold in plant leaf material.

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As a consequence of these poor results, TRX have decided to stop using standard reference materials for reconnaissance BGC programs due to the added time and costs. The standard reference materials used by TRX are exactly the same as those used by the ACME Laboratory and it was felt that this was adequate.

Studies of the V14 standards inserted by the ACME Laboratory regularly result in standard deviations of >25% (Dunn, 2004).

In response, stricter controls have been placed at the sample preparation laboratory such as a longer grind in the coffee grinders, and a more thorough mix of the materials, but this has not helped in the duplication of results. The ACME laboratory has found, subsequently, that other materials commonly give standard deviations of >25% for Au (and 50% is not uncommon). Achieving consistent Au values, therefore remains an ongoing problem with respect to vegetation samples.

Venmyn consider therefore, that based on the poor QA/QC results from the BGC samples, that these results be treated with caution. BGC is therefore only considered appropriate for regional, first pass exploration and as a quick and efficient exploration tool to fast track TRX to areas of interest.

11.6.2.	Soil by AngloGold Ashanti
The reader is referred to Section 10.6.2 for information on this aspect of the exploration at Igunda.

11.6.3.	Soil by TRX
The sample preparation, analyses and security is described in detail in Section 10.6.3. The table below summarises the types and quantities of the various quality controls used:-

Table 54: QA/QC Data for Igunda Soil Samples

				FIELD QA/QC			LABORATORY QA/QC
PROSPECT	PL	NO. FIELD SAMPLES	NO. ASSAYS	BLANKS	STDS	DUPL	BLANKS	STDS	DUPL
Igunda	3507/2005	1,052	1,663	32	32	34	64	172	277
	HQP19131*	26	30	-	-	1	1	1	1
	TOTAL	1,078	1,693	32	32	35	65	173	278

*Note: HQ-P19131 is currently under the four month grace period and will be re-applied for after this time.
Appendix 1 (Table 71 and Figure 86) detail the QA/QC results for the soil samples.

Analysis of the QA/QC data for the Igunda Prospect suggests that the sampling is adequate for a first pass soil reconnaissance program, and no major discrepancies were noted once the data verification process had been completed.

11.6.4.	RAB Drilling
The reader is referred to Section 10.6.4 for an explanation of the sampling preparation and analyses.

A QA/QC program has been implemented to ensure the quality of the assay results received from the laboratory. The QA/QC program includes the use of blanks, commercial standards and duplicate samples. The table below summarises the types and quantities of the various quality controls used:-

Table 55 : QA/QC Data for Igunda RAB Samples

				FIELD QA/QC			LABORATORY QA/QC
PROSPECT	PRIMARY LABORATORY	NO. FIELD SAMPLES	NO. ASSAYS	BLANKS	STDS	DUPL	BLANKS	STDS	DUPL	UMPIRE
Igunda	Humac	1,253	1,718	22	29	28	77	77	232	0
	TOTAL	1,253	1,718	22	29	28	77	77	232	0

The commercial standards used during the RAB drilling come from three sources:-

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

	•	CDN Laboratories, Canada;
	•	WCM Minerals, Canada; and
	•	Rocklabs, New Zealand.

Standard reference material from the two Canadian laboratories is provided in sealed cardboard envelopes with approximately 60g of material. Rocklabs provides the material in 60g plastic packages which transferred into cardboard wire top kraft bags at the TRX preparatory laboratory. Samples are then inserted into the sample stream with the number decided by a TRX geologist. The objective is a minimum of one standard sent for analysis every 50 samples. In total 29 standards were used, resulting in a frequency of 1.7%.

Commercial blanks from the Humac laboratory were used. These blanks are provided in 40kg bags as chips. These are separated into 100g sample bags at TRX s laboratory before being shipped to Kigosi for insertion into the sample stream on site.

Field duplicates have been inserted into the sample stream. The field duplicates were prepared at the drilling site by TRX in the same manner as the original samples. They are not identifiable to the laboratory and the duplicate is generally analyzed in sequence within the same batch as the original sample.

The analytical laboratories have established quality control routines which will involve the insertion of standard, blank and duplicate samples into every assay batch. At the Humac laboratory, the routine consists of one internal QC standard, one blank and one randomly chosen repeat sample (taken from same packet as original) and a duplicate split of a sample (taken from same bowl of pulverization but put into a second packet). Humac also do QC on any anomalous values after the batch comes back. The Humac QC is attached to the sample assay results. Humac inserted 77 blanks (4.5%), 77 standards (4.5%) and 232 duplicates (13.5%) totalling 22.5% control samples during the analysis of the RAB samples. TRX has reviewed this data and has found no major discrepancies.

Appendix 1 (Table 73 and Figure 89) detail the QA/QC results for the RAB samples.

The quality controls on the assays of the RAB drilling program on Igunda amount to 4.6%, and can be regarded sufficient for this initial phase of RAB drilling. The QA/QC results for this short RAB program at Igunda are acceptable, and a high degree of confidence exists with the assay data.

11.6.5.	RC Drilling
The RC drilling sampling preparation and analyses used at Igunda is the same as that which was utilised of Luhwaika. The reader is referred to Section 10.6.5.

A QA/QC program has been implemented to ensure the quality of the assay results received from the laboratory. The QA/QC program includes the use of blanks, commercial standards and duplicate samples. The table below summarises the types and quantities of the various quality controls used:-

Table 56 : QA/QC Data for Igunda RC Samples

				FIELD QA/QC			LABORATORY QA/QC
PROSPECT	PHASE	NO. FIELD SAMPLES	NO. ASSAYS	BLANKS	STDS	DUPL	BLANKS	STDS	DUPL	UMPIRE
Igunda	3	769	1,287	42	64	36	63	63	250	147
TOTAL		769	1,287	42	64	36	63	63	250	147

The commercial standards used during the RC drilling come from Rocklabs in New Zealand. Rocklabs provides its material in 60g plastic packages, which are then transferred into cardboard wire top kraft bags at the TRX preparatory laboratory. Samples are then inserted into the sample stream with the number decided by a TRX geologist.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

The objective is a minimum of one standard sent for analysis every 20 samples and at least one standard for each drill hole. In total nine standard references were used, totalling 64 analyses, resulting in a frequency of 5%.

In house blanks were used, made from below detection limit material from the Kigosi sample farm. Thirteen batches of blanks were prepared by Mr. P. Zizhou from below detection limit samples. These samples were initially resent to Humac as a second test. Only samples that returned a second below detection limit result were used, and 13 individual batches were made from 13 samples. At Igunda in house batch 12 was used.

A total of 36 field duplicates (2.8%) were inserted into the sample stream for the RC program. The field duplicates were prepared at the drilling site by TRX in the same manner as the original samples. They were not identifiable to the laboratory and the duplicate was generally analysed in sequence within the same batch as the original sample.

In order to increase confidence in the results from the primary laboratory, inter laboratory umpire checks was required. ALS-Chemex laboratory Johannesburg was used for the checks.

The laboratories have an established quality control routine which will involve the insertion of standard, blank and duplicate samples into every assay batch. At the Humac laboratory, the routine consists of one internal QC standard, one blank and one randomly chosen repeat sample (taken from same packet as original) and a duplicate split of a sample (taken from same bowl of pulverization but put into a second packet). Humac also do QC on any anomalous values after the batch comes back. Generally 20% QC is done. The Humac QC is attached to the sample assay results. During this program Humac inserted 63 blanks (4.9%), 63 standards (4.9%), and 250 lab duplicates (19.4%). TRX has studied this data and has found no major discrepancies.

Appendix 1 (Table 56 and Figure 87) detail the QA/QC results for the RC samples.

The quality controls made by TRX on the assays of the RC drilling program on Igunda amount to 22.5%, and can be regarded sufficient for this initial phase of RC drilling. The QA/QC results for this short RC program at Igunda are acceptable, and a high degree of confidence exists with the assay data.

11.6.6.	Diamond Drilling
Section 10.6.7 must be consulted for details on the sampling preparation and analyses.

A QA/QC program has been implemented to ensure the quality of the assay results received from the laboratory. The QA/QC program includes the use of blanks, commercial standards and duplicate samples. The table below summarises the types and quantities of the various quality controls used:-

Table 57 : QA/QC Data for Igunda Diamond Drilling Samples
					FIELD QA/QC			LABORATORY QA/QC
PROSPECT	HOLE NO.	LAB	NO. FIELD SAMPLES	NO. ASSAYS	BLANKS	STDS	DUPL	BLANKS	STDS	DUPL	UMPIRE
	KG125DD001		13	40	2	2	-	4	4	15	4
Igunda	KG125DD002	Humac	23	42	2	3	-	2	2	10	6
	KG125DD003		20	40	1	3	-	3	3	10	13
		TOTAL	56	122	5	8	-	9	9	35	23

Commercial standards are sourced from Rocklabs, New Zealand. The samples are provided in sealed 60g plastic sachets. Samples are inserted into the sample stream with the number decided by a TRX geologist. The laboratory knows this is a standard but do not know its value. The objective is a minimum of one standard sent for analysis every 20 samples.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

It has been common practice not to take a field duplicate of core samples at the time of the initial sampling phase. To take a true field duplicate, the core would have to be quartered, so as to leave half the original core at the core yard for future reference. A check sample, or umpire sample, taken from the coarse reject at the laboratory is the preferred method of checking important intersections. This is done after the initial results are received from the laboratory.

Commercial blanks are provided by CDN Laboratories, Canada and Humac in Mwanza.

Inter laboratory umpire checks are used on important intersections as a coarse reject duplicate sample to increase confidence in the initial primary laboratory results. ALS-Chemex Laboratory is used as the umpire laboratory.

The laboratories have an established quality control routine which will involve the insertion of standard, blank and duplicate samples into every assay batch. At Humac, the routine consists of one internal QC standard, one blank and one randomly chosen repeat sample (taken from same packet as original) and a duplicate split of a sample (taken from same bowl of pulverization but put into a second packet). Humac also do QC on any anomalous values after the batch comes back. The Humac QC is attached to the sample assay results. TRX has studied this data and has found no major discrepancies.

Appendix 1 (Table 75 and Figure 90) detail the QA/QC results for the Diamond Drilling samples. The quality controls on the assays of the diamond drilling program on Igunda amount to 21.3%, and can be regarded sufficient for this initial phase of drilling. The QA/QC results for this short program at Igunda are considered satisfactory, and a sufficient degree of confidence exists with the assay data, although nugget effects are encountered.

	11.6.7.	Channel Sampling
No channel sampling has been carried out at Igunda.

11.7.	Data Verification (NI 12)
The Igunda data is collectively processed and stored with the all the Kigosi information in the database. The reader is referred to Section 10.7 for the data verification processes carried out by TRX.

11.8.	Orebody Modelling
The orebody modelling was carried out by Mr. J. Glanvill of GGC

	11.8.1.	Shear Zone Modelling.
GGC was provided with TRX s database of information (KIGOSI_DDB.xls) and wireframes prepared by TRX for the Igunda A and B reefs (IGUNDA_SHEARS.dxf).

The database included the lithological logs and assay results for all the soil sampling, RAB, RC and diamond drilling exploration as real or pseudo drill data. This formed the basis for GGC s modelling. The purpose of the modelling was to:-

•	delimit the reefs present;
•	calculate the volumes of each;
•	calculate the average grade of each; and
•	classify the resources in each according to geostatistical confidence associated with drilling density.

GCC carried out basic checks on the survey, geology and assay information received in particular the structure of the logging for gaps, overlaps, duplicate samples and duplicate sample identification numbers. The EDA or basic statistics associated with the Igunda reefs are tabulated in Table 58.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 58 : Igunda Database Statistics

	IGUNDA A REEF				IGUNDA A REEF				MODEL ESTIMATES
	Raw Stats		1.0m Composite Stats		Raw Stats		1.0m Composite Stats		A Reef	B Reef
	Au	Length	Au	Length	Au	Length	Au	Length
	(ppm)	(m)	(ppm)	(m)	(ppm)	(m)	(ppm)	(m)	Au (ppm)	Au (ppm)
Total no records	54	54	50	50	54	54	50	50	15912	11714
No of Samples	46	47	43	43	7	7	7	7	7126	11714
No of Missing Values	8	7	7	7	47	47	43	43	8786	0
No of Samps> Trc	46	47	43	43	7	7	7	7	7126	11714

Minimum	0.02	0.46	0.01	0.60	0.13	0.85	0.13	0.85	0.17	0.23
Maximum	35.00	2.00	35.00	1.00	14.05	1.00	14.05	1.00	18.66	12.50
Range	34.98	1.54	35.00	0.40	13.92	0.15	13.92	0.15	18.49	12.27
Total	152	42	151	42	28	7	28	7	25843	39216

Mean	3.32	0.89	3.52	0.98	4.07	0.98	4.07	0.98	3.63	3.35

Variance	57.91	0.07	61.29	0.00	24.20	0.00	24.20	0.00	14.78	3.29
Standard Deviation	7.61	0.26	7.83	0.07	4.92	0.05	4.92	0.05	3.84	1.81
Standard Error	1.12	0.04	1.19	0.01	1.86	0.02	1.86	0.02	0.05	0.02
Skewness	2.95	0.85	2.83	-4.51	1.10	-2.04	1.10	-2.04	1.90	1.35
Kurtosis	7.99	4.60	7.20	22.60	-0.32	2.17	-0.32	2.17	3.26	4.42

Geometric Mean	0.49	0.85	0.52	0.97	1.41	0.98	1.41	0.98	2.27	2.82

Sum of Logs	-33	-7	-28	-1	2	0	2	0	5843	12142
Mean of Logs	-0.71	-0.16	-0.65	-0.03	0.34	-0.02	0.34	-0.02	0.82	1.04
Log Variance	3.61	0.10	3.93	0.01	2.72	0.00	2.72	0.00	0.94	0.43
Log Estimate of Mean	2.99	0.90	3.71	0.98	5.49	0.98	5.49	0.98	3.63	3.50

Note:
Model statistics were calculated on Indicated material
only
All statistics are drawn from unweighted values

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

No problems were identified and the collars all fell within an expected coordinate range. Modelling was carried out in the Datamine 3D computer modelling package. GGC could not verify the validity of the data provided by TRX and has completed the resource estimation on the assumption that due care and diligence was exercised in the gathering and collation of the drill and sampling data.

GGC utilised the methodology described in detail in Section 10.8.1 for dealing with multiple assay results..

The Igunda wireframes were generated from the polygons supplied by TRX. Minor changes were made to these which included the flattening of the terminal section lines and the extending of the B reef to the north.

The wireframes were used to limit the samples taken into account in the grade modelling. A small percentage of mineralised samples did not lie within the wireframes. These, however, were either well outside of the frames and their possible geological interpretation or within the quartz rubble horizon. These samples were excluded from the modelling process.

A number of data output files were created, including:-
•	1.0m composites within the reef zone (Table 58);
•	raw or original select samples (Table 58);
•	flattened 2D reef composites. These samples represent full composites over the intersected and modelled shear zones. The composites have been flattened to a zero elevation and set vertically; and
•
reef samples falling outside the wireframes i.e. samples that are flagged as being part of a main shear zone or orebody, but have not been included in the wireframe. The reasoning for this is detailed above.

The dimensions of the wireframes are summarised in Table 59.

Table 59 : Dimensions of the Igunda Wireframes

PROSPECT / LOCATION	REEF	STRIKE LENGTH (m)	MAX DEPTH (m below surface)	MIN REEF WIDTH (m)	MAX REEF WIDTH (m)	MEAN REEF WIDTH (m)
Igunda	A	541	190	0.60	5.00	2.80
	B	538	167	0.85	2.00	1.14

A combined histogram was plotted for the two Igunda reefs, as illustrated in Figure 58.

Due to insufficient data no variogram could be derived from the Igunda data.

To estimate the Igunda resource, it was necessary to use Inverse Distance to the power of 2 with a circular range of 120m within the plane of the orebody and the same basic minimum and maximum number of samples and search parameter expansions as those used for the Luhwaika Resource.

The Igunda reefs are near vertical and as a result the wireframe was rotated into its north-south orientation and the upper (western) surface of each reef was used to interpolated the orebody dip and strike into the block model. Data dipping east and data dipping west were separately interpolated to prevent anomalous dip azimuths being estimated.

Using the dip and dip azimuth data from the top-contact wireframe, 6 to 10 dip azimuth domains were defined (minimum difference ~ 5°). Within each azimuth domain, dip sub-domains (also with minimum difference of ~5°) were defined. The search ellipse was then adjusted to the domain and sub-domain dip and dip azimuth and the associated model cells estimated.

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Figure 58 : Histograms of Combined Igunda Reef Data

DATAMINE
Histogram for AU_AVE weighted by LENGTH
% Probability
0
10
20
30
40
50
60
0
10
20
30
AU_AVE

DATAMINE
Log Histogram for AU_AVE weighted by LENGTH
% Probability
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
11.0
12.0
0.001
0.01
0.1
1
10
AU_AVE

VENMYN
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FIGURE 59

Tanzanian Royalty - Kigosi Project

190m
541m
IGUNDA A REEF
167m
538m
IGUNDA B REEF
LEGEND:
Grade (g/t Au)
0.0 - 0.5
0.5 - 1.5
1.5 - 3.0
3.0 ->

Source: Tanzanian Royalty Exploration Corporation

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1050M_TanzanianRoyalty_Kigosi_2011

The result of the grade modelling for both the Igunda A & B reefs are illustrated in 3D space in Figure 59.

12.	MSONGA PROSPECT

The Msonga Prospect is situated in the far northeast of the Kigosi license area, on PL5094/08, PL6273/09, PL3181/05, PL2833/04, HQ-P 18147, HQ-P 21618, HQ-P 17012 and HQ-P 20923 (Figure 11). The Msonga Prospect underwent a single phase of RAB and two phases of RC drilling from early 2010 until June 2011. Subsequent modelling and krigging was conducted on the deposit. However, no Mineral Resources could be declared for Msonga Prospect due to the very low average grade, the paucity of sampling and a lack of geological control for mineralisation. The current targets at Msonga prospect are therefore, classified as minor gold occurrences only.

	12.1.	Local Geology (NI 7)

The geology associated with the Msonga Prospect is illustrated in Figure 61. The map was produced as a result of all the exploration carried out within the Prospect area. The Msonga Prospect covers the extreme northern section of the Kigosi Project area. The dominant bedrock lithologies include:-

		•	an undifferentiated basement granite in the west; and

		•	basaltic mafic rocks, marking the extension of the Ushirombo greenstone belt, in the east.

		•	Structural interpretation of regional aeromagnetic data as well as field mapping has led to the identification of several sets of major lineaments:-

		•	a regional structural fabric trending east-west with shallow dips to the south in the mafic volcanics;

		•	a regional structural fabric trending west-northwest with moderate dips to the south in the west of the prospect area;•

		•	prominent west-northwest trending structural lineaments, which are interpreted to represent regional shear zones with additional gold mineralization potential; and

		•	northeast-southwest trending Karoo-aged dolerite dykes in the west, mainly confined to the granite.

	12.2.	Local Mineralisation (NI 7)

The earlier geochemical and structural studies covering this area had identified the presence of a substantial (7 km long) Au-in-soil anomaly hosted in mafic greenstone rocks. Dominant regional structures in the area (Ushirombo greenstone belt) generally trend east-west and are associated with the development of swarms of auriferous quartz veins such as those being currently mined by small-scale miners in the Katente area at Ushirombo. The Msonga Prospect is located between 3-5km along strike from these artisanal workings, and as such it was considered conceivable that the Msonga Prospect represented a similar setting to the Igunda Prospect (i.e.: a greenstone and shear zone hosted gold deposit).

However, the Msonga Prospect has since been subjected to resource delineation exploration drilling (Section 12.3). This exploration work has delineated a minor gold occurrence, which at this stage does not meet the definition of Resources, namely  prospects for eventual economic extraction . Despite the significant drilling work conducted to date, this has been insufficient to confirm the nature of the mineralisation within the area. In preparation for the geological modelling, the grade per facies was assessed to determine where the gold grade is preferentially located. A total of 17 different lithologies have been logged in the Msonga RC holes. In order to do this, the mean grade as well as the maximum grade is plotted for the various lithologies, as shown in Figure 60

It is evident from Figure 60 that the highest mean grade is within the quartz veins (Qv) but there are very few samples logged with this lithology. The pedolithic units contain a fair proportion of the gold content, with the other lithology units containing very low grades (~low amounts of gold) on average. The undifferentiated basalt contains a reasonably high degree of the gold but the highly skewed nature of the distributions renders arithmetic means (and log means) suspect.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Figure 60 : Msonga Mineralisation per Lithology Type

Mean Grade Per Lith Type
Au Grade (PPM)
Number of Samples
MEAN
NUMTRACE
0.30
0.25
0.20
0.15
0.10
0.05
0.00
3000
2500
2000
1500
1000
500
0
Id Ig Igd Iqf Mcs Mss Ocl Ol Om Or Osp Osr Qv Va Vasil Vb Vbsil -
Max Grade Per Lith Type
Au Grade (PPM)
Number of Samples
MAXIMUM
NUMTRACE
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
3000
2500
2000
1500
1000
500
0
Id Ig Igd Iqf Mcs Mss Ocl Ol Om Or Osp Osr Qv Va Vasil Vb Vbsil -

12.3.	Exploration (NI 9)

This prospect was identified by the early regional geophysical exploration and had been subject to a fairly large amount of early reconnaissance type exploration and more recently, RAB and RC drilling. It is the third most explored prospect at Kigosi, after Luhwaika and Igunda (Figure 6 and Table 9). Msonga has been subject to IP, BGC, soil surveys, RAB drilling and RC drilling, the details of which are described in the section to follow.

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Tanzanian Royalty - Kigosi Project
FIGURE 61

GEOLOGICAL MAP OF THE MSONGA PROSPECT
LOCALITY WITHIN PROJECT AREA
to Ushirombo
LEGEND
Infrastructure
Roads
Rivers
Mbuga Clay
Prospecting Licences Boundaries
Geology
Bukoban Dolerite Dyke
Major Fault
Quartz Vein
Quartz Sericite Schist
Andesite
Granodiorite
Massive Granite
Meta Basalt

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Intenction.
D1056M_TanzanianRoyalty_Kigosi_2011

12.3.1.	IP Dipole Dipole Survey
A reconnaissance time-domain dipole dipole survey was carried out over the Msonga Prospect by TRX s geophysical team. The location of the survey lines are indicated on Figure 19.

	12.3.1.1.	Equipment and Parameters
TRX used the same equipment as was used for the dipole dipole survey on Luhwaika and Igunda. The reader is referenced to Section 10.3.1.1 for this description.

	12.3.1.2.	Survey Method

The survey baseline was set up along a 7km long soil geochemistry anomaly identified by AngloGold Ashanti, with 6 survey lines at right angles to the baseline using a local TRX grid system (Figure 62). The total length surveyed was 14.1 line km.

Again the data obtained from the survey was processed by Mr. J. Klein, TRX s independent consulting geophysicist based in Canada, using the Geosoft computer software. Mr. J. Deane and Mr. R. van der Westhuizen performed the interpretation of the data using sections drawn in Syscal software. Chargeability and resistivity sections were produced for each survey line as illustrated in Figure 63.

	12.3.1.3.	Summary and Interpretation of Results
The results are illustrated on Figure 63.

12.3.2.	IP Gradient Survey
No IP gradient survey has been carried out at Msonga.

	12.3.3.	BGC Survey
A reconnaissance BGC survey was conducted over the Msonga Prospect in March 2007. The location of the survey points are illustrated on Figure 24.

	12.3.3.1.	Equipment and Parameters
The BGC survey was conducted using a specially trained team of botanists, geologists and field assistants.

	12.3.3.2.	Survey Method
Leaves were removed from the top 10cm of the 3-6 year old vegetation species listed in Section 10.3.3.2.

A survey grid was set up at 400m by 200m intervals, and the closest tree/shrub to this point, that met the above requirements, was sampled. When a specific sample returned a result above the flag value of 1ppb Au, a hand auger or soil sample was taken at the tree as well as eight other samples at 100m spacings around the tree in order to verify the result.

A total of 496 leaf samples were obtained from the Msonga BGC survey.

	12.3.3.3.	Summary and Interpretation of Results
The results of the Msonga survey are as follows:-

	•	80th percentile = 0.16ppb Au
	•	95th percentile = 0.49ppb Au; and
	•	99th percentile = 1.29ppb Au.

The 99th percentile results are good, exceeding the Dunn flag value of 1ppb Au.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
FIGURE 62

Tanzanian Royalty - Kigosi Project

LOCATION OF IP LINES WITHIN THE MSONGA PROSPECT

N
to Ushirombo
L22 800
L25 120
362 000
361 000
360 000
359 000
358 000
357 000
356 000
355 000
354 000
9 624 000
9 623 000
9 622 000
9 621 000
9 620 000
LOCALITY WITHIN PROJECT AREA
LEGEND
Roads
Rivers
Prospecting Licences
Boundaries
Mbuga Clays
IP Lines

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D1050M_TanzanianRoyalty_Kigosi_2011

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Tanzanian Royalty - Kigosi Project

FIGURE 63

Msonga Prospect, Line 22 800 - Chargeability Section

25 600
25 800
26 000
26 200
26 400
26 600
26 800
27 000
27 200
27 400
27 600
report point (m)
20
30
40
50
60
70
80

Msonga Prospect, Line 22 800 - Resistivity Section

25 600
25 800
26 000
26 200
26 400
26 600
26 800
27 000
27 200
27 400
27 600
report point (m)
20
30
40
50
60
70
80

Msonga Prospect, Line 25 120 - Chargeability Section

24 600
24 800
25 000
25 200
25 400
25 600
25 800
26 000
26 200
report point (m)
20
40
60
80

Msonga Prospect, Line 25 120 - Resistivity Section

24 600
24 800
25 000
25 200
25 400
25 600
25 800
26 000
26 200
report point (m)
20
40
60
80

LEGEND: (From drilling data)

- **Lgsil** - Silica granite low in sulphides
- **Lgbio** - Biotite granite
- **Lgk** - Alkali granite
- **LM** - Luhwaika Main Reef
- **LW** - Luhwaika West Reef
- **QV** - Quartz vein

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D1050M_TanzanianRoyalty_Kigosi_2011

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FIGURE 64

Tanzanian Royalty - Kigosi Project

BGC RESULTS FOR MSONGA PROSPECT

N
to Ushirombo
356 000
354 000
352 000
9 624 000
9 622 000
9 620 000
LOCALITY WITHIN PROJECT AREA
LEGEND
Roads
Rivers
Project Boundary
Prospecting Licences Boundaries
Mbuga Clays
Soil (ppb) Au
2 - 5
5 - 10
10 - 20
20 - 30
> 30

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1050M_TanzanianRoyalty_Kigosi_2011

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FIGURE 65

Tanzanian Royalty - Kigosi Project

ANGLOGOLD ASHANTI SOIL GEOCHEMSTRY RESULTS FOR MSONGA PROSPECT

N
to Ushirombo
361 000
360 000
359 000
358 000
357 000
356 000
355 000
354 000
353 000
9 625 000
9 624 000
9 623 000
9 622 000
9 621 000
9 620 000
LOCALITY WITHIN PROJECT AREA
LEGEND
Roads
Rivers
Prospecting Licences Boundaries
Mbuga Clays
Soil (ppb) Au
2 - 5
5 - 10
10 - 20
20 - 30
> 30

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1050M_TanzanianRoyalty_Kigosi_2011

The results in ppb Au are graphically illustrated in Figure 64. This figure indicates a number of high grade anomalies scattered across the prospect area. A possible east-west trend near the road could be identified. The results from BGC do not appear as effective as soil geochemistry for identifying anomalies and trends. High BGC values are spread or smeared across large areas effectively blurring the location of the potential mineralisation.

	12.3.4.	Soil Geochemisty Survey by AngloGold Ashanti

AngloGold Ashanti carried out soil geochemical sampling in 2004 which covered the Msonga Prospect which had been identified as a potential anomaly from the aeromagnetic geophysical survey. The location of the survey lines are indicated on Figure 26.

		12.3.4.1.	Equipment and Parameters
The reader is referred to Section 10.3.4.1 for a brief description of this.

		12.3.4.2.	Survey Method
AngloGold Ashanti used a grid spacing of 450m by 100m over the Msonga Prospect. Further details on the survey method were not available.
A total of 511 soil samples were collected during this survey.

		12.3.4.3.	Summary and Interpretation of Results

AngloGold Ashanti supplied TRX with this data which was combined with the TRX soil geochemistry data covering other prospect areas and contoured according to gold grade. The resultant plot for the entire Kigosi Project area is shown in Figure 27. It must be noted that the AngloGold Ashanti soils were sampled at a slightly different sieve size to that used by TRX and, on comparison; their results appear to be slightly lower grade than AngloGold Ashanti s. Two large anomalies are evident over the Msonga Prospect trending in an east-west direction.

The contours of gold grades are prepared in Micromine and represent a grid using a search radius of 400m and the inverse distance squared method of estimation.

The basic statistics pertaining to the soil geochemistry results is tabulated in Table 11.

This diagram clearly indicates an elongated anomaly in the north trending in a north-northwest/south-southeast direction. This anomaly extends for 1.4km along strike, is 400m wide and is open to the west. A second, more circular anomaly is present to the east with a radius of 400m. This appears to be a possible extension of the previously mentioned anomaly.

	12.3.5.	Soil Geochemisty Survey by TRX
TRX has not completed a soil survey over Msonga Prospect as this was done by AngloGold Ashanti.

12.4.	Drilling (NI 10)

TRX has carried out drilling on the Msonga Prospect. Two drilling methods were used, namely RAB and RC drilling. The purpose of the former method was to obtain knowledge with respect to lithology and gold mineralisation at shallow depth as well as to generate follow up targets for RC drilling, whilst the purpose of the latter method was to obtain information on the vertical continuity of the reefs at depth and the associated grades. Each method is described in detail in the section to follow.

12.4.1.	RAB Drilling

RAB drilling was carried out over the Msonga Prospect to assess the gold grades over the east-west trending anomalies identified from the earlier soil and BGC surveys and to help identify targets for follow-up vertical and inclined RC drilling. The RAB drilling was carried out in early 2010.

The location of the drill sites, in relation to the entire Kigosi Project, is illustrated in Figure 29.

	12.4.1.1.	Equipment
The equipment used for the RAB drilling in Msonga was also utilised for Luhwaika and Igunda. The equipment is described in Section 10.4.1.1 above.
	12.4.1.2.	Drilling Method
The drilling method is described in Section 10.4.1.2.
	12.4.1.3.	Summary and Interpretation of Results

A total of 471 RAB holes were drilled over Msonga prospect (Figure 29). The Luhwaika type quartz rubble deposits were not developed over the Msonga Prospect, although, the RAB drilling results were used to identify follow-up RC drilling targets.

12.4.2.	Vertical RC Drilling

Vertical RC drilling was undertaken in a grid formation over the soil and BGC anomaly on the Msonga Prospect (Figure 35). The purpose of the drilling was to confirm the earlier soil and BGC survey results and investigate the potential with respect to quartz rubble deposits.

	12.4.2.1.	Equipment
RC drilling was conducted using TRX s Smith Capital Hotline 14R3H drill mounted on a Samil truck. The drilling was conducted using a 4” RC rod string with 5 “ bits.

	12.4.2.2.	Drilling Method
The drilling method is described in Section 10.4.3.2

Nineteen lines of vertical RC holes constituting 128 holes were drilled over the soil and BGC anomalies of the Msonga Prospect. These holes were drilled vertically on a spacing of 200m x 200m in the anomolous soil and BGC area. The holes were drilled in a more controlled manner with the aim of obtaining the maximum possible recoveries of surface or near surface samples. Drill holes were numbered sequentially with a prefix to indicate the Project name (KG), TRX reference / book number (20) and the type of drilling (GR), i.e. quartz rubble RC.

	12.4.2.3.	Summary and Interpretation of Results

A total of 306 vertical RC holes were drilled over the Msonga Prospect at an average depth of ~12.4m with the deepest hole reaching 15.0m and shallowest 6.0m. Holes were logged and sampled on a 1.0m interval mostly and a minimum of 0.5m where necessary. 5,437 samples were submitted for assaying, including QC samples.

12.4.3.	Inclined RC Drilling

RC drilling was undertaken across the Msonga Prospect in order to provide a model of the geology to a maximum depth of 139m and to assess the gold mineralisation therein. The exploration included two phases of RC drilling and sampling.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

A total of 148 holes have been drilled on five drill lines with 5,741 samples taken and assayed for gold content. The holes were inclined at -60° degrees and drilled on an azimuth of 180°. The programme focussed on drilling across known mineralised areas and anomalies identified from previous exploration methods. Thereafter, the aim was to investigate the vertical and lateral continuity of these zones across the prospect areas.

The RC drilling was carried out on the Msonga Prospect in a series of two phases between early 2010 and April 2011. The location of these RC holes is illustrated, in relation to the Kigosi Project, in Figure 35.

12.4.3.1.	Equipment
RC drilling was conducted using TRX s Smith Capital Hotline 14R3H drill mounted on a Samil truck. The drilling was conducted using a 4” RC rod string with 5 “ to 5 “ bits.

12.4.3.2.	Drilling Method

The drilling method, described in detail in Section 10.4.2.2, was applied at Msonga. The first phase of drillholes was drilled in three north-south drill lines at -60° degrees and drilled on an azimuth of 180°. The second phase of drilling was carried out on two parallel infill lines at the same dip angle and orientation. Drilling was set out on the local grid system or fence lines established by TRX.

Drill holes were numbered sequentially with a prefix to indicate the Project name (KG), TRX reference / book number (125) and the type of drilling (RC). Two water boreholes were drilled. These holes were identified by the inclusion of a “W” in the prefix.

12.4.3.3.	Summary and Interpretation of Results
A total of 148 inclined RC holes were drilled in the Msonga Prospect during the two phases.

The RC drilling provided results with respect to the geology associated with the Msonga Prospect. It was originally believed that the deposit comprised eight steeply dipping zones of high grade mineralisation as per RAB and vertical shallow RC drilling. However, this geological model was revised based on the inclined drilling phases. The schists and quartz veins were highlighted as the primary mineralisation lithologies lithologies and were broadly related to shearing identified in the drilling as well. These were later used to attempt generating 3D solids from section interpretations.

12.5.	Trenching
No trenching is planned for Msonga.

12.6.	Sampling Method and Approach

12.6.1.	BGC
The same BGC sampling method, used for Luhwaika and described in detail in Section 10.5.1, was utilised for Msonga.

12.6.2.	Soil
The same soil sampling method, used for Luhwaika and described in detail in Section 10.5.2, was utilised for Msonga.

12.6.3.	RAB Drilling
The reader is referred to Section 10.5.4 for details on the methodology and approach to RAB drilling carried out at Msonga.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

12.6.4.	Inclined RC Drilling
Details on the inclined RC drilling are presented in Section 10.5.5.

12.6.5.	Vertical RC Drilling
Details on this vertical RC drilling are presented in Section 10.5.6.

12.7.	Sample Preparation, Analyses and Security (NI 11)
12.7.1.	BGC
The sample preparation, analyses and security is described in detail in Section 10.6.1.

Details of the QA/QC programmes are provided in Section 10.6.1.4.

Appendix 1 and Figure 85 detail the QA/QC results for the BGC samples. In general, the QA/QC is below acceptable limits from all control methods used (field duplicates, preparation laboratory duplicates, analytical laboratory repeats and analytical laboratory standards. This indicates the inhomogeneous distribution of gold in plant leaf material.

As a consequence of these poor results, TRX have decided to stop using standard reference materials for reconnaissance BGC programs due to the added time and costs. The standard reference materials used by TRX are exactly the same as those used by the ACME Laboratory and it was felt that this was adequate.

Studies of the V14 standards inserted by the ACME Laboratory regularly result in standard deviations of >25%. In response, stricter controls have been placed at the sample preparation laboratory such as a longer grind in the coffee grinders, and a more thorough mix of the materials, but this has not helped in the duplication of results. The ACME laboratory has found, subsequently, that other materials commonly give standard deviations of >25% for Au (and 50% is not uncommon). Achieving consistent Au values, therefore remains an ongoing problem with respect to vegetation samples.

Venmyn consider therefore, that based on the poor QA/QC results from the BGC samples, that these results be treated with caution. BGC is therefore only considered appropriate for regional, first pass exploration and as a quick and efficient exploration tool to fast track TRX to areas of interest.

12.7.2.	Soil by AngloGold Ashanti
The sample preparation, analyses and security is described in detail in Section 10.6.2.

12.7.3.	RAB Drilling
The RAB drilling sampling preparation and analyses used at Msonga is the same as that which was utilised of Luhwaika. The reader is referred to Section 10.6.4.

12.7.3.1.	Quality Control
No QA/QC results for RAB drilling at Msonga were presented to Venmyn.
12.7.4.	Vertical RC Drilling
The RC drilling sampling preparation and analyses used at Msonga is the same as that which was utilised of Luhwaika. The reader is referred to Section 10.6.6.
12.7.4.1.	Quality Control

A total of 5,437 samples were submitted for assaying for the vertical RC drilling at Msonga Prospect. This included 66 blanks (~1.2%), 204 commercial standard material submissions (~3.8%) and 301 field duplicates (~5.5%).

53 of the blanks performed suitably at values below detection limits of 0.005ppm while 10 returned values at double detection limits, or 0.01ppm.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

The remaining three blanks failed materially at 0.02ppm and 0.61ppm. These batches do not appear to have been repeated which raises some concern.

The 204 instances of standards used were represented by seven (7) individual commercial standards. All standards performed well when examined using a mean paired difference analyses. Three transcription errors were identified in the database with standards, where the wrong standard value was attributed to the standard. This was easily corrected as the standard name could be matched up with the correct standard value.

12.7.5.	Inclined RC Drilling
The RC drilling sampling preparation and analyses used at Msonga is the same as that which was utilised of Luhwaika. The reader is referred to Section 10.6.5.

12.7.5.1.	Quality Control

The inclined RC drilling campaign included 11,253 samples across the 148 drillholes. Included in these samples were 410 standards (3.6%), 151 blanks (1.3%) as well as 488 field duplicates (4.3%). Performance of the QC samples was reviewed by Venmyn after completion of the second drilling phase as part of the Msonga modelling exercise.

The results of the review are summarised herein. The QC duplicate samples showed a strong under estimation of the field duplicates as well as a poor mean paired difference performance overall (Figure 66). Poor repeatability of field duplicates is also often indicative of the sample size. It was felt that the use of a 2.0kg sub-sample, which is further reduced to a 50g aliquot, is inadequate for the extremely low grade gold occurrences witnessed at Msonga and that the failure of the field duplicates but neither the blanks nor standards, supports such a hypothesis.

The blanks performance all tested within three detection limits of 0.01ppm. Twice detection limit for sub-ppm assays is widely considered a suitable result for QC samples, the several instances of three times detection limit less convincing, although in this case was considered suitable as well.

Five standards were used exclusively in the first phase of drilling and three in the second phase. All standards performed acceptably in a general sense. The worst performance by any of the standards was standard OXE56 performing the worst with seven instances out of thirty nine failing the three standard deviations test.

12.8.	Data Verification (NI 12)

The data pertaining to the Msonga Prospect is stored in the same database as described in Section 10.7. Details on the data verification and procedures are no different and are also described in Section 10.7.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Actual Duplicate Performance (Au ppm)
Ideal Duplicate Result
Duplicate Sample (ppm)
Original Sample (ppm)
0
2
4
6
8
10
12
14
Lower Acceptable Boundary
Upper Acceptable Boundary
Mean Paired Difference
Mean Paired Difference Ratio
2.00
1.50
1.00
0.50
0.00
-0.50
-1.00
-1.50
-2.00
Duplicate Pairs

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

12.9.	Orebody Modelling

Ore body modelling was preliminarily carried by R. van der Westhuizen of TRX. Two subsequent modelling exercises were carried out by Mr. J. Glanvill of GGC. The results of the modelling clearly indicated that no resources could be declared for the Msonga Prospect for the following reasons:-

•
there is a very low average gold grade (0.027g/t log estimate of mean) present within the Msonga Prospect. A deposit of this nature does not have prospects for eventual economic extraction, which is a pre-requisite for resource declaration;

•	there is a paucity of sampling. There is insufficient exploration at Msonga to provide the necessary confidence required for a resource declaration;
•
there is a lack of a geological control for mineralisation or at least a known control for mineralisation. The various attempts at preparing a geological model for Msonga have clearly demonstrated that there are unpredictable or no geological controls for the mineralisation. A geological control is required for the concentration of mineralisation into a potentially economic orebody. The Msonga results indicate the presence of a small number of gold occurrences above background levels which are not contained within a geologically constrained orebody. As no resource declaration can currently be made for the Msonga Prospect, or is likely to be made in future, the ore body modelling exercise is only discussed very briefly as the results are not material.

In preparation for the geological modelling, the grade per facies was assessed to determine where the gold grade is preferentially located. A total of 17 different lithologies have been logged in the Msonga RC holes. In order to do this, the mean grade as well as the maximum grade is plotted for the various lithologies, as shown in Figure 60.

It is evident that the highest mean grade is within the quartz veins (Qv) but there are very few samples logged with this lithology. The pedolithic units contain a fair proportion of the metal content, with the other lithology units containing very low grades (~low amounts of metal) on average. The undifferentiated basalt contains a reasonably high degree of the metal but the highly skewed nature of the distributions renders arithmetic means (and log means) suspect. The true grade of this orebody cannot be easily determined using conventional parametric modelling and would probably require some modified form of a Poisson distribution estimate of the mean.

The maximum grades per lithology follow a similar pattern to the average grades, with the pedolithic and vein quartz units having the highest grades.

The modelling of the Msonga project was problematic. An earlier modelling exercise was carried out in mid 2010 by Mr R van der Westhuisen. This original model was based on very restricted data and involved the generation of eight steeply dipping grade envelopes, with only one or two intersections informing the interpretation, as presented in cross section in Figure 67.

At first Venmyn attempted to update the initial high grade envelopes defined the early modelling work. However, this was not possible due to the sporadic grade distributions and lack of correlation between sections lines and in some cases, even between drill holes on section.

On review, it was decided to select the schists and quartz veins as primary lithologies as these are broadly related to shearing and mineralisation. These were then used to attempt generating 3D solids from section interpretations (Figure 68). After discussions with P. Zizhou it was decided to create a low angle (<30°) orebody model based on this more recent geological interpretation of the drillholes, as presented in cross section in Figure 67 and Figure 68. This new exercise itself proved to be problematic as there was also a lack of consistency in the naming conventions, missing interpretations and a lack of confidence in the defined lithology correlating to the reef interpretations as grade appeared randomly or alongside in other lithologies, all of which raises concerns around the accuracy of the logging.

After discussions with Mr P. Zizhou it was decided to use the schists and the quartz veining as the primary indicator or control for generating a resource model.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

An indicator code for all material logged as these lithologies was created and this was then used to define the mineralised material.

Basic statistics, histograms and cumulative frequency curves were then prepared for this coded material. The basic statistics are summarised in Table 60

It is clear from Table 60 that the Msonga Prospect is extremely low grade with very sporadic higher grades (>0.1ppm). In addition, it is evident that the Msonga average grade is not significantly higher than that of the background. Arguably, Msonga should be classified as a gold anomaly, rather than an orebody. An average grade of 0.10g/t is subeconomic

The indicator kriged model estimated the proportion of schist/quartz vein material in large blocks based on approximately half the drill spacing (200mx30mx10m) which were rotated into the approximate plane of mineralisation (15° azimuth @ 30° dip) (Figure 68). The indicator model required that at least 5% of the block, so derived, contained schist or vein quartz material. As a result of a poor variogram and rule of thumb search parameters, the confidence Venmyn has in the block model is very low. Modelling results for Msonga are presented in Table 61.

Table 60 : Basic Statistics for Quartz Veins & Schists (Ore / Shears)

	Waste	Ore / Shears	0	1
	AU_ppm		LENGTH
Total Records	5,811	5,811	5,811	5,811
No. Samples	5,161	580	5,231	580
No. Missing Values	650	5,231	580	5,231
No. >trc	5,161	580	5,231	580
Minimum	0.01	0.01	0.50	0.50
Maximum	29.60	13.70	2.00	1.00
Range	29.60	13.70	1.50	0.50
Total	175.78	57.39	4,770.50	579.50
Mean	0.03	0.10	0.91	1.00
Variance	0.23	0.55	0.04	0.00
Standard Deviation	0.48	0.74	0.19	0.02
Standard Error	0.01	0.03	0.00	0.00
Skewness	51.88	13.88	-1.53	-24.02
Kurtosis	2,969.69	222.89	1.18	575.00
Geometric Mean	0.01	0.01	0.88	1.00
Sum of Logs	-23,097.01	-2,541.61	-641.79	-0.69
Mean of Logs	-4.48	-4.38	-0.12	0.00
Log Variance	0.85	1.54	0.07	0.00
Log Estimate of Mean	0.02	0.03	0.92	1.00

Table 61 : Modelling Result for Msonga

PARAMETER
Volume (m3)	3,819,714
Density (t/m3)	2.50
Tonnage (T)	9,549,285
Grade (g/t)	0.027
Contained Metal (oz)	8,289

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Figure 67 : Previous versus Current geological Model

OLD MODEL
RECENT MODEL
COMPARISON OF MODELS
Legend
SHEARS
[ABSENT]
[MS_1]
[MS_2]
[MS_3]
[MS_4]
[MS_5]
[MS_6]
[MS_7]
[MS_8]
AU_ppm
REEF
[MN_1]
[MN_2]
[MN_3]
[RF2]
[RF3]
[RF4]
MN_1
MN_2
MN_3
1200
1150
1100
9623000
9623100
9623150

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

13.	MSONGA WEST PROSPECT
The Msonga West Prospect occurs in the far northwest of the Kigosi Project area and covers 14 PLs, as illustrated on Figure 11.

13.1.	Local Geology (NI 7)
The geology associated with Msonga West is shown on Figure 69. The map was produced as a result of all the exploration carried out within the Prospect area. The dominant bedrock lithologies include:-

•	an, as yet, undifferentiated basement granite in the east; and
•	an undifferentiated Proterozoic age assemblage including siliceous siltstones, buff shales and ferruginous sandstones assigned to the Bukoban system, in the east.
•
Structural interpretation of regional aeromagnetic data has led to the identification of several sets of major lineaments:-
•	a regional structural fabric trending west-northwest to east-west with shallow dips to the south and southwest;
•	at least 3 prominent west-northwest to east-west-trending structural lineaments in the extreme west and central portions (interpreted as regional shear zones);
•	east-northeast to west-southwest trending Karoo-aged dolerite dykes are prevalent in the area; and
•	subtle north-trending regional scale lineaments in the west, centre and east.

13.2.	Local Mineralisation (NI 7)

The Msonga West Prospect has only been subjected to limited reconnaissance type exploration (Section 13.3), and while this exploration has highlighted several areas for more focussed and detailed exploration, work conducted to date has been insufficient to confirm the nature of the mineralisation within the area.

13.3.	Exploration (NI 9)

This prospect was identified by the early regional airborne magnetics, with the deep seated north-south structure identified in the magnetic intensity results being an area of interest with respect to potential gold mineralisation. The project area is still at a relatively early stage of exploration with reconnaissance BGC and soil surveys being carried out over the area in question.

13.3.1.	IP Survey
No Dipole Dipole nor gradient IP surveys were conducted at Msonga West.
13.3.2.	BGC Survey

A reconnaissance BGC survey was conducted over the Msonga West Prospect in February 2007. The location of the survey is illustrated on Figure 24.

13.3.2.1.	Equipment and Parameters
The BGC survey was conducted using a specially trained team of botanists, geologists and field assistants.

13.3.2.2.	Survey Method
The reconnaissance survey method that was utilised on the Msonga Prospect was used at Msonga West. The reader is referred to Section 12.3.3.2 for the description.

A total of 527 leaf samples were obtained from the Msonga West BGC survey.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

13.3.2.3.	Summary and Interpretation of Results
The results of the Msonga West survey are as follows:-

•	80th percentile = 0.28ppb Au;
•	95th percentile = 0.44ppb Au; and
•	99th percentile = 0.64ppb Au.

These results were low compared to the global Dunn flag for Au of 1ppb. The results are graphically illustrated in Figure 70. A number of N/S trending anomalies were evident which cut across the PLs. These anomalies do not coincide with the soil anomalies.

13.3.3.	Soil Geochemisty Survey by AngloGold Ashanti
No soil geochemistry survey was conducted AngloGold Ashanti over the Msonga West Prospect.

13.3.4.	Soil Geochemisty Survey by TRX

A reconnaissance soil geochemistry survey was conducted over the extensive area covering the Msonga West Prospect. This survey was carried out during 2008 and the remaining areas completed by 2011 The location of the sampling points for the entire Kigosi Project area is illustrated on Figure 26.

13.3.4.1.	Equipment and Parameters
The reader is referred to Section 10.3.5.1 for a brief description of this.

13.3.4.2.	Survey Method

TRX s standard reconnaissance survey method was applied at Msonga West, as described in Section 10.3.5.2. A grid of 400m by 400m was used in the northern PLs whilst a grid of 200m by 200m was used in a single PL to the south.

13.3.4.3.	Summary and Interpretation of Results

The combined soil data for the entire Kigosi Project area is shown in Figure 27. A zoom of the Msonga West Prospect only is illustrated in Figure 71. The basic statistics pertaining to the soil geochemistry results is tabulated in Table 11.

A number of elongated low grade anomalies occur in the Msonga West Prospect which are aligned in a north-south direction. A few small circular, medium grade anomalies are also visible within the prospect area lying within the north-south trends. A single high grade anomaly is present in the northeast. This anomaly corresponds closely to the deep seated north-northwest/south-southeast structure identified in the magnetic anomaly map (Figure 14). This anomaly warrant further investigation in the future.

13.4.	Drilling (NI 10)
No drilling of any type has been undertaken on the Msonga West Prospect.

13.5.	Trenching
Trenching has not been undertaken at Msonga West.

13.6.	Sampling Method and Approach

13.6.1.	BGC
The detailed description of the sampling method and approach used by TRX on all their prospects is located in Section 10.5.1.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
FIGURE 70
Tanzanian Royalty - Kigosi Project

BGC SURVEY RESULTS FOR MSONGA WEST PROSPECT

N
to Ushirombo
346 000
344 000
342 000
340 000
338 000
336 000
9 624 000
9 622 000
9 620 000
LOCALITY WITHIN PROJECT AREA
LEGEND
Roads
Rivers
Prospecting Licences Boundaries
Mbuga Clays
Soil (ppb) Au
2 - 5
5 - 10
10 - 20
20 - 30
> 30

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1056M_TanzanianRoyalty_Kigosi_2011

VENMYN
Independence you can trust
FIGURE 71

Tanzanian Royalty - Kigosi Project

350 000
348 000
346 000
344 000
342 000
340 000
338 000
336 000
334 000
9 622 000
9 620 000
9 618 000
9 616 000
N
LOCALITY WITHIN PROJECT AREA
LEGEND
Roads
Rivers
Prospecting Licences Boundaries
Mbuga Clays
Soil (ppb) Au
2 - 5
5 - 10
10 - 20
20 - 30
> 30

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1050M_TanzanianRoyalty_Kigosi_2011

13.6.2.	Soil by TRX
The soil sampling method and approach is described in Section 10.5.3.

13.7.	Sample Preparation, Analyses and Security (NI 11) 13.7.1. BGC

The sample preparation, analyses and security is described in detail in Section 10.6.1.

Details of the QA/QC programmes are provided in Section 10.6.1.4.

Appendix 1 and Figure 85 detail the QA/QC results for the BGC samples. In general, the QA/QC is below acceptable limits from all control methods used (field duplicates, preparation laboratory duplicates, analytical laboratory repeats and analytical laboratory standards. This indicates the inhomogeneous distribution of gold in plant leaf material.

As a consequence of these poor results, TRX have decided to stop using standard reference materials for reconnaissance BGC programs due to the added time and costs. The standard reference materials used by TRX are exactly the same as those used by the ACME Laboratory and it was felt that this was adequate.

Studies of the V14 standards inserted by the ACME Laboratory regularly result in standard deviations of >25%. In response, stricter controls have been placed at the sample preparation laboratory such as a longer grind in the coffee grinders, and a more thorough mix of the materials, but this has not helped in the duplication of results. The ACME laboratory has found, subsequently, that other materials commonly give standard deviations of >25% for Au (and 50% is not uncommon). Achieving consistent gold values therefore remains an ongoing problem with respect to vegetation samples.

Venmyn consider therefore, that based on the poor QA/QC results from the BGC samples, that these results be treated with caution. BGC is therefore only considered appropriate for regional, first pass exploration and as a quick and efficient exploration tool to fast track TRX to areas of interest.

13.7.2.	Soil by TRX
The sample preparation, analyses and security is described in detail in Section 10.6.3. The table below summarises the types and quantities of the various quality controls used:-

Table 62 : QA/QC Data for Msonga West Soil Samples

	NO.			FIELD QA/QC			LABORATORY QA/QC
PROSPECT	PL	FIELD SAMPLES	NO. ASSAYS	BLANKS	STDS	DUPL	BLANKS	STDS	DUPL
	4275/2007	89	109	2	2	1	3	7	5
	2040/2002	182	230	3	4	5	9	17	10
	HQP17063	101	134	4	3	2	7	13	4
Msonga	1775/2001	78	97	2	2	2	3	7	3
West	2927/2004	53	71	1	3	2	2	6	4
	4632/2007	73	86	1	1	—	2	6	3
	HQP17391	51	69	2	2	2	2	7	3
	2449/2004	467	467	9	11	9	11	50	66
	TOTAL	1,094	1,263	24	28	23	39	113	98

Appendix 1 (Table 71 and Figure 86) detail the QA/QC results for the soil samples.

Analysis of the QA/QC data for the Msonga West Prospect suggests that the sampling is adequate for a first pass soil reconnaissance program, and no major discrepancies were noted once the data verification process had been completed. Some QA/QC results were unacceptable however and TRX has requested ALS Chemex to rerun the entire batch in which the errors occur.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Analysis of the QA/QC data, from soil samples taken on the remaining properties shows that all results are adequate for a first pass soil reconnaissance program. No major discrepancies were noted once the data verification process had been completed.

13.8.	Data Verification (NI 12)
The data pertaining to the Msonga Prospect is included in the Kigosi database. Details on the data verification are described in Section 10.7.

13.9.	Orebody Modelling
No orebody modelling has been carried out at Msonga West due to the paucity of information from drilling.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

14.	BUNGONI PROSPECT
The Bungoni Prospect is situated northwest of the Luhwaika Prospect on PLs PL3178/05, PL6564/10, PL2925/04, HQ-P 21081 and HQ-P 21615, as indicated on Figure 11.

14.1.	Local Geology (NI 7)

The geology associated with Bungoni Prospect is shown on Figure 72. The map was produced as a result of all the exploration carried out within the Prospect area. The prospect encompasses the northwest extension of the Kigosi Shear Zone system. The dominant bedrock lithologies include:-

•	an, as yet, undifferentiated basement granite; and
•	two sizeable rafts of basaltic mafic rocks evident in the north and southwest.
•
Structural interpretation of regional aeromagnetic data has led to the identification of several sets of major lineaments:-
•	a regional structural fabric trending northwest to north-northwest with shallow dips to the southwest in the extreme south immediately north of the Luhwaika old workings;
•	a series of prominent northwest-trending structural lineaments in the northwest extension of the mapped Kigosi Shear Zone system
•	northeast to southwest trending Karoo-aged dolerite dykes in the west and east; and
•	significant east-west trending faults that appear to displace the regional north-south trending lineaments.

14.2.	Local Mineralisation (NI 7)

The Bungoni Prospect has only been subjected to reconnaissance type exploration (Section 14.3), and while this exploration has highlighted several areas for more focussed and detailed exploration, work conducted to date has been insufficient to confirm the nature of the mineralisation within the area.

14.3.	Exploration (NI 9)

The Bungoni Prospect was identified by the early regional geophysical exploration, with the deep seated N/S structure identified in the magnetic intensity results being an area of interest with respect to potential gold mineralisation. The project area is still at a relatively early stage of exploration with only a reconnaissance soil survey being carried out over the area in question.

14.3.1.	IP Surveys
No IP survey has been conducted on the Bungoni Prospect.

14.3.2.	BGC Survey
No BGC survey has yet been carried out at the Bungoni Prospect.

14.3.3.	Soil Geochemisty Survey by AngloGold Ashanti
AngloGold Ashanti carried out a reconnaissance soil survey over the Bungoni Prospect in 2004. The location of the survey lines are indicated on Figure 26.

14.3.3.1.	Equipment and Parameters
The reader is referred to Section 10.3.4.1 for a brief description of this.

14.3.3.2.	Survey Method
AngloGold Ashanti used a grid spacing of 450m by 100m over the Bungoni Prospect. Further details on the survey method were not available.

14.3.3.3.	Summary and Interpretation of Results
The combined results of the AngloGold Ashanti and TRX surveys are illustrated on Figure 27, with a zoom over the Bungoni Prospect included as Figure 73.

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VENMYN
Independence you can trust
Tanzanian Royalty - Kigosi Project
FIGURE 72

GEOLOGICAL MAP OF THE BUNGONI PROSPECT

LOCALITY WITHIN PROJECT AREA

342 000
344 000
346 000
348 000
350 000
352 000
9 612 000
9 610 000
9 608 000
9 606 000
9 604 000
9 602 000
9 600 000
9 598 000
N
0
Scale
4km
LEGEND
Rivers
Mbuga Clays
Prospecting Licence Boundary
Geology
Bukoban Dolerite Dyke
Sodic Granite
Massive Granite
Meta Basalt

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1050M_TanzanianRoyalty_Kigosi_2011
Tanzanian Royalty_Kigosi_'09_Fig77.cdr

VENMYN
Independence you can trust

Tanzanian Royalty - Kigosi Project

FIGURE 73

RESULTS OF ANGLOGOLD ASHANTI AND TAN ROYALTY SOIL SURVEYS ON THE BUNGONI PROSPECT

LOCALITY WITHIN PROJECT AREA

348 000
350 000
352 000
9 612 000
9 610 000
9 608 000
9 606 000
9 604 000
9 602 000
9 600 000
N
0
Scale
3km

LEGEND

- Rivers
- Prospecting Licences Boundaries
- Mbuga Clays

Soil (ppb) Au

- 2 - 5
- 5 - 10
- 10 - 20
- 20 - 30
- > 30

Source: Venmyn

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1658M_TanzanianRoyalty_Kigosi_2011

Figure 73 indicates the presence of elongated low grade trends in a north-south and north-northwest/south-southeast direction which would correspond with the trends of the deep seated structures identified in the airborne magnetic results (Figure 14).

A single higher grade anomaly is present which may warrant additional investigation in the future. This may represent an extension of the Luhwaika / Igunda reef trend.

14.3.4.	Soil Geochemisty Survey by TRX

A soil geochemistry survey was conducted over the western and southern PLs comprising the Bungoni Prospect by TRX during 2008. The location of the sampling points for the entire Kigosi Project area is illustrated on Figure 26.

14.3.4.1.	Equipment and Parameters
The reader is referred to Section 10.3.5.1 for a brief description of this.

14.3.4.2.	Survey Method
TRX s standard reconnaissance survey method was applied at Bungoni, as described in Section 10.3.5.2. A grid of 200m by 200m was used in these PLs.

14.3.4.3.	Summary and Interpretation of Results

The combined AngloGold Ashanti and TRX data for the entire Kigosi Project area is shown in Figure 27. A zoom of the Bungoni Prospect only is illustrated in Figure 73. The results are discussed along with the AngloGold Ashanti results in Section 14.3.3.3.

14.4.	Drilling (NI 10)
No drilling has been carried out at the Bungoni Prospect.

14.5.	Trenching
No trenching has been carried out at this prospect.

14.6.	Sampling Method and Approach

14.6.1.	Soil by AngloGold Ashanti
The soil sampling method and approach is described in Section 10.5.2.

14.6.2.	Soil by TRX
The soil sampling method and approach is described in Section 10.5.3.

14.7.	Sample Preparation, Analyses and Security (NI 11)

14.7.1.	Soil by AngloGold Ashanti
The soil sampling preparation, analysis and security is described in Section 10.6.2.

14.7.2.	Soil by TRX
The sample preparation, analyses and security is described in detail in Section 10.6.3. The table below summarises the types and quantities of the various quality controls used:-

Table 63 :	QA/QC Data for Bungoni Soil Samples

	NO.			FIELD QA/QC			LABORATORY QA/QC
PROSPECT	PL	FIELD SAMPLES	NO. ASSAYS	BLANKS	STDS	DUPL	BLANKS	STDS	DUPL
	1796/2001	126	150	—	—	1	3	6	14
Bungoni	2925/2004	337	503	9	11	9	14	49	74
	4838/2007	91	106	—	—	—	1	4	10
	TOTAL	554	759	9	11	10	18	59	98

Appendix 1 (Table 71 and Figure 86) detail the QA/QC results for the soil samples.

Analysis of the QA/QC data for the Bungoni Prospect shows that all results are within acceptable limits. However it is noted that TRX check samples were only inserted on PL2925/04 and not on PL s 1796/01 and 4838/07 amounting to 34% of the sample population. This also accounts for the low insertion rates of just over 1%.

On this basis, Venmyn consider soil samples appropriate as a regional, first pass exploration tool.

14.8.	Data Verification (NI 12)
The data pertaining to the Bungoni Prospect is included in the Kigosi database. Details on the data verification are described in Section 10.7.
14.9.	Orebody Modelling
No orebody modelling has been carried out at Bungoni Prospect because it is still too early on in the exploration process and no drilling has been conducted.

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15.	OTHER PROSPECTS - NORTH

A number of PLs to the northeast of the Kigosi Project have been subject to limited regional exploration without the identification and naming of any significant prospects. These include PL4278/07, PL4838/07, PL6455/10, HQ-P 17983, HQ-P 21443 and HQ-P 21531 (Figure 5).

15.1.	Local Geology (NI 7)

The geology associated with the Other Properties North is illustrated in Figure 74. The map was produced from very limited exploration (only regional airborne geophysics) and interpretive mapping carried out within the Prospect area.

The dominant bedrock lithology is interpreted to be an, as yet, undifferentiated basement granite with a sizeable raft of basaltic mafic rocks in the northeast. To the west, the granite mass is interpreted to be unconformably overlain by an undifferentiated Proterozoic age assemblage of siliceous siltstones, buff shales and ferruginous sandstones with intercalated grit, conglomerate and quartzite horizons assigned to the Bukoban system.

Structural interpretation of regional aeromagnetic data (Figure 12), has identified the presence of an intense structural fabric trending northwest to north-northwest with a shallow to moderate dip towards the southwest. In the east, a broad zone with several sub-parallel and very prominent northwest-trending structural lineaments appear to mark the northwest extension of the mapped Luhwaika Shear Zone system, and also coincides with the interpreted edge of the Kigosi-Haneti Granatoid Tectonic Domain boundary (Figure 10).

The other significant structural trends identified from the aeromagnetic data trend northeast-southwest, and are interpreted to represent younger Karoo aged dolerite dykes. In addition, a series of subtle north-south-trending regional scale lineaments occur to the west, centre and east of the prospect area. A series of east-west-trending faults appear to displace the regional northwest-trending shear fabric in the northeast.

15.2.	Local Mineralisation (NI 7)
No ground mapping or sampling has been conducted over the area and consequently, no commentary regarding the presence or nature of mineralisation can be made.
15.3.	Exploration (NI 9)

The only exploration carried out within these PLs is regional airborne geophysics as described in Section 9. The results of the Tan Range regional airborne total magnetic intensity survey are illustrated in Figure 14 showing the presence of Koban dykes and deep seated structures within the area. The radiometric results of this survey are illustrated in Figure 15, highlighting the presence of granites in the area in question.

15.3.1.	IP Surveys
No IP surveys have been conducted on the Other Prospects - North PLs.
15.3.2.	BGC Survey
No BGC surveys have been carried out on these properties.
15.3.3.	Soil Geochemisty Survey by AngloGold Ashanti
No soil surveys were carried out by AngloGold Ashanti.
15.3.4.	Soil Geochemisty Survey by TRX

A soil geochemistry survey was conducted over the northeastern PLs comprising the Other North Prospect by TRX during 2010 and 2011. The location of the sampling points for the entire Kigosi Project area is illustrated on Figure 26.

15.3.4.1.	Equipment and Parameters
The reader is referred to Section 10.3.5.1 for a brief description of this.

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15.3.4.2.	Survey Method
TRX s standard reconnaissance survey method was applied at Other North, as described in Section 10.3.5.2. A grid of 200m by 200m was used in these PLs.
15.3.4.3.	Summary and Interpretation of Results

The combined AngloGold Ashanti and TRX data for the entire Kigosi Project area is shown in Figure 27. A zoom of the Bungoni Prospect only is illustrated in Figure 73. The results are discussed along with the AngloGold Ashanti results in Section 14.3.3.3.

15.4.	Drilling (NI 10)
No drilling has been carried out on any of these properties.

15.5.	Trenching
No trenching has been undertaken on these remaining properties.

15.6.	Sampling Method and Approach
15.6.1. Soil by TRX
The soil sampling method and approach is described in Section 10.5.3.

15.7.	Sample Preparation, Analyses and Security (NI 11)
15.7.1. Soil by TRX
The sample preparation, analyses and security is described in detail in Section 10.6.3.

15.8.	Data Verification (NI 12)
The data pertaining to the Other North Prospect is included in the Kigosi database. Details on the data verification are described in Section 10.7.

15.9.	Orebody Modelling
No orebody modelling has been carried out as no anomalies or targets have been identified.

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16.	OTHER PROSPECTS - SOUTH
A number of PLs to the far south of the Kigosi Project have been subject to no exploration. These include PL 5665/09 and PL5369/08 (Figure 5).

16.1.	Local Geology (NI 7)
No exploration (including regional airborne geophysics) has been carried out on these properties to date, and consequently no commentary regarding the local geology can be made.

16.2.	Local Mineralisation (NI 7)
No ground mapping or sampling has been conducted over the area and consequently, no commentary regarding the presence or nature of mineralisation can be made.

16.3.	Exploration (NI 9)
No exploration whatsoever has covered these concessions.

16.3.1.	IP Surveys
No IP surveys have been conducted on the Other Prospects - South PLs.

16.3.2.	BGC Survey
No BGC surveys have been carried out on these properties.

16.3.3.	Soil Geochemisty Survey by AngloGold Ashanti
No soil surveys were carried out by AngloGold Ashanti.

16.3.4.	Soil Geochemisty Survey by TRX
No soil surveys have been carried out by TRX.

16.4.	Drilling (NI 10)
No drilling has been carried out on any of these properties.

16.5.	Trenching
No trenching has been undertaken on these remaining properties.

16.6.	Sampling Method and Approach
No sampling has been carried out.

16.7.	Sample Preparation, Analyses and Security (NI 11)
This section is not relevant as no sampling has been carried out.

16.8.	Data Verification (NI 12)
No data is available for which to apply verification procedures.

16.9.	Orebody Modelling
No orebody modelling has been carried out as no anomalies or targets have been identified.

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17.	MINERAL PROCESSING AND METALLURGICAL TESTING (NI 13)

Preliminary mineral processing was carried out on the Luhwaika quartz rubble deposits between September 2010 and February 2011. Details of the pilot plant infrastructure are discussed in Section 21 as is the processing methodology.

The nature of this mineral processing was a simplistic gravitational separation pilot plant, which was used to treat bulk pit samples excavated within the defined limits of the Luhwaika quartz rubble deposit (Section 10.8.2). A portion of the bulk samples were processed only through the pilot plant while the other portion was processed through the plant as well as the remaining concentrate being processed at the SGS laboratory in Mwanza (method FAG34V). The extent of the mineral processing and scale were small and short-lived with a total of only ~4,000t processed by the pilot plant during this period. Pits were not excavated in any particular order, nor were all excavated pits surveyed, sampled or processed. A summary of the results of the processing are presented in Table 64:-

Table 64 : Mineral Processing Results for Pilot Plant

EXCAVATION DATE	PIT NO.	ROM PROCESSED (m3)	S.G.	TONNES (t)	CONCENTRATE WEIGHT (g)	`	Au RECOVERED (g)	RECOVERED GRADE (g/t)
3-5/11/2010	1A, 1B	19.60	2.63	51.55	130.16		42.35	0.82
15-16/11/2010	2	23.10	2.63	60.75	16.74		3.91	0.06
6-7/11/2010	3	27.30	2.63	71.80	159.67		25.10	0.35
8-10/11/2010	4	26.60	2.63	69.96	59.84		3.17	0.05
16-17/11/2010	5	40.60	2.63	106.78	38.68		2.28	0.02
17-19/11/2010	6	35.70	2.63	93.89	190.31		9.79	0.10
19-20/11/2010	7A	29.40	2.63	77.32	59.04		3.39	0.04
27-29/01/2011	7B *	145.95	2.63	383.85			40.50	0.11
22/11/2010	8	14.00	2.63	36.82	27.06		1.59	0.04
5/01/2011	15	18.90	2.63	49.71	121.00		12.94	0.26
24/01/2011	18 *	121.10	2.63	318.49			59.50	0.19
21-27/01/2011	19 *	219.10	2.63	576.23			275.00	0.48
19-26/02/2011	35 *	207.20	2.63	544.94			85.50	0.16
1-8/02/2011	36 *	193.90	2.63	509.96			111.00	0.22
8-11/02/2011	37 *	175.70	2.63	462.09			78.50	0.17
15-16/02/2011	51 *	70.00	2.63	184.10			86.50	0.47
16-18/02/2011	53B *	162.40	2.63	427.11			87.00	0.20
TOTAL / AVERAGE		1,530.55	2.63	4,025.35			928.01	0.23

Notes:.	* Au not refined by laboratory, gravity methods only

Assumptions made during the processing campaign included that the SG of the material was 2.63g/cm3 which was the average of two samples collected in the field and tested for SG at SGS laboratories, Mwanza. The methodology, details and results of these SG tests are unknown to Venmyn. The tonnage presented in Table 64 is a calculated tonnage from the surveyed pit volumes discussed in Section 10.3.6.

The degree to which the test sample results are representative of the quartz rubble mineralisation is at this stage unclear. Nor are any known deleterious elements or pertinent processing factors that could have a potential effect on economic extraction known at this stage. What is known is that assays done by SGS Laboratories, Mwanza, on the slag component of two refined pilot plant concentrates, pits number 1 and 3, showed gold grades of 152ppm and 360ppm respectively. This indicates that the pilot plant processing even with a laboratory refining finish, is still not recovering nearly all the gold.

In addition to this, representivity of the bulk samples is further put into question as a result of the reconciliation with the channel sample results acquired from each of the bulk pit samples, see Section 10.5.9 for details on these sampling procedures.

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18.	MINERAL RESOURCE ESTIMATES (NI 14)

A mineral resource statement has been prepared for the shear zones and/or reefs and quartz rubbles located in the Luhwaika and Igunda Prospects, namely Luhwaika Main reef, Luhwaika West reef, Luhwaika quartz rubbles, Igunda A reef and Igunda B reef. The statement is based upon the results of the 2D and 3D orebody modelling carried out by GGC in May and September 2009.

The resource statement has been prepared and signed off by a qualified person, Mrs Catherine Telfer of Venmyn. The resources have been classified according to the SAMREC Code. A comparison of SAMREC Code and the CIM Definition Standards for definitions of the various resource categories is included Appendix 2.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors, beyond those already discussed, that could materially affect the mineral resource estimates stated below.

18.1.	Categorisation
The classification into the various resource categories has been based upon the following:-

•	borehole density;
•	relative confidence in the grade estimates as defined by the kriging efficiency and kriging variance within the first and second search volumes for Luhwaika; and
•	search volumes only, for the Igunda reefs.

Further detail on the classification is tabulated in Table 65.

Table 65 : Criteria Used for Resource Categorisation

RESOURCE CLASSIFICATION CRITERIA
RESOURCE CATEGORY	LUHWAIKA - SHEARS	LUHWAIKA - QUARTZ RUBBLE	IGUNDA
1st Search Volume
Measured	Kriging Efficiency >0.7	N/A	N/A
Kriging Variance <0.3
	1st and 2nd Search Volume	1st Search Volume
Indicated	Kriging Efficiency >0.5	Kriging Efficiency >0.7	1st Search Volume
	Kriging Variance <0.5	Kriging Variance <0.3
	1st, 2nd and 3rd Search Volume	1st and 2nd Search Volume
Inferred			2nd and 3rd Search
	Within the Ore body	Kriging Efficiency >0.5	Volumes

18.2.	Volume Estimation

The volumes used in the resource statement have been estimated in Datamine by GGC for each shear / reef horizon using their respective wireframes or the quartz rubble probability model for the Luhwaika quartz rubbles.

18.3.	Density Measurements

Densities or in situ specific gravities were measured for each of the lithologies associated with the shears / reefs. The measurements were carried out from diamond drill core at the in-house TRX laboratory in Mwanza. The density measurement results are tabulated in Table 66.

Density measurements were also carried out on the mottled zone and the quartz rubble layer which comprised the quartz rubble resources. These were taken using large (~100kg) samples extracted from the trench (Table 66). Due to the fact that the resource is a combination of these two lithologies, the density was modelled using Kriging on a block by block basis. The results are illustrated on Figure 52.

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Table 66 : Density Measurements

PROSPECT / LOCATION	REEF	LITHOLOGY	NO. SAMPLES	SG (t/m3)	COMMENTS
		Sericite granite	13	2.506
		Siliceous granite	1	2.509	Measured at a laboratory using
	Main	Granite	3	2.592	diamond drill core.
		Quartz vein	6	2.452
	DENSITY USED IN TONNAGE CALCULATIONS
		Sericite granite	15	2.489	Measured at a laboratory using
Luhwaika	West	Quartz veino	3	2.415	diamond drill core.
	DENSITY USED IN TONNAGE CALCULATIONS			2.489
					Based upon total of 111kg of
	Quartz	Quartz rubble	2	2.823	sample.
	rubble	Mottled Zone			Based upon total of 138kg of
			3	2.347	sample.
	DENSITY USED IN TONNAGE CALCULATIONS				Modelled on block basis
		Basalt	11	2.975	Measured at a laboratory using
	A
		Quartz vein	2	2.603	diamond drill core.
	DENSITY USED IN TONNAGE CALCULATIONS			2.803
Igunda		Basalt	2	2.662	Measured at a laboratory using
	B	Quartz vein	1	2.620	diamond drill core.
	DENSITY USED IN TONNAGE CSLCULATIONS			2.662

18.4.	Tonnage Estimation

The tonnages for each shear / reef were estimated from the volume within the wireframe multiplied by the specific gravity of the rock type within that wireframe. As previously noted, the wireframe is defined based upon geological constraints only and not on mineralisation. The tonnage of the quartz rubble resource was estimated by multiplying the limit of the quartz rubble, as defined by the probability model, by the density of the combined quartz rubble and mottled zone lithologies modelled on a block by block basis.

18.5.	Grade Estimation

The grades were estimated using Kriging for Luhwaika shears and quartz rubble and Inverse Distance Squared for Igunda within the wireframes using blocks. A detailed description of the modelling method is located in Section 10.8.1. No grade cut-offs were applied, only geological boundaries.

18.6.	Resource Statement
The unchanged resource statement for the Kigosi Project at 1st September 2009, is in Table 67

Table 67 :	Kigosi Project Resource Statement - 1st September 2009

PROSPECT / LOCATION	REEF	RESOURCE CATEGORY	VOLUME (m3)	SG (t/m3)	IN SITU TONNAGE	AVE GRADE (g/t)	GOLD CONTENT (kg)	GOLD CONTENT (Troy oz)
		Measured	1,475,233	2.50	3,692,508	1.42	5,256	168,987
	Main
		Indicated	373,866	2.50	935,000	1.14	1,065	34,252
	TOTAL / AVE MAIN REEF		1,849,099	2.50	4,627,508	1.37	6,321	203,239
		Measured	1,438,190	2.49	3,579,401	0.60	2,152	69,189
	West
Luhwaika		Indicated	234,857	2.49	584,000	0.57	333	10,694
	TOTAL / AVE WEST REEF		1,673,047	2.49	4,163,401	0.60	2,485	79,883
	Quartz	Measured	-	-	-	-	-	-
	rubble	Indicated	1,486,862	2.62	3,889,000	0.83	3,225	103,681
		TOTAL / AVE QUARTZ
		RUBBLE	1,486,862	2.62	3,889,000	0.83	3,225	103,681
	TOTAL / AVE LUHWAIKA		5,009,008	2.53	12,679,909	0.95	12,031	386,803
		Measured	-	-	-	-	-	-
	A
		Indicated	64,415	2.80	180,000	3.68	662	21,288
	TOTAL / AVE A REEF		64,415	2.79	180,000	3.68	662	21,288
Igunda
		Measured	-	-	-	-	-	-

		Indicated	-	-	-	-	-	-
TOTAL / AVE B REEF			-	-	-	-	-	-
	TOTAL / AVE IGUNDA		64,415	2.79	180,000	3.68	662	21,288
TOTAL / AVE KIGOSI MEASURED & INDICATED			5,073,423	2.53	12,859,909	0.99	12,693	408,091

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PROSPECT / LOCATION	REEF	RESOURCE CTEGORY	VOLUME (m3)	SG (t/m3)	IN SITU |ONNAGE	AVE GRADE (g/t)	GOLD CONTENT (kg)	GOLD CONTENT (oz)
	Main	Inferred	780,223	2.50	1,950,000	0.90	1,756	56,455
Luhwaika	West	Inferred	99,143	2.49	240,000	0.76	183	5,891
	Quartz
	rubble	Inferred	2,348,031	2.68	6,300,000	0.34	2,153	69,206
	TOTAL / AVE LUHWAIKA		3,227,397	2.63	8,490,000	0.48	4,092	131,553
	A	Inferred	74,106	2.80	200,000	3.34	668	21,492
Igunda
	B	Inferred	91,619	2.66	240,000	3.27	786	25,255
TOTAL / AVE IGUNDA			165,725	2.66	440,000	3.30	1,454	46,747
	TOTAL / AVE KIGOSI INFERRED		3,393,122	2.63	8,930,000	0.62	5,546	178,300

Notes

Rounding tonnage to 3 significant places for Indicated Resources

Rounding tonnage to 4 significant places for Inferred Resources

No grade or other cutoffs are applied to calculate the resources for the shears.

In the case of the quartz rubbles the identification of lithologies with gold mineralisation was set at a limit of 0.1g/t, i.e. any samples reporting grades greater than 0.1g/t were flagged as having mineralisation.

18.7.	Luhwaika Prospect Resources

18.7.1.	Shears

The location of the various resource categories within the reefs are illustrated in both 3D and 2D in relation to the borehole intersections in Figure 75. It is evident from this figure that the drill density decreases with depth and as a result the resource category moves from Measured, near surface, to Indicated and then to Inferred at depth. The depths associated with the various classification categories is summarised in Table 68.

Table 68 : Summary of Resource Classification Depths for Luhwaika

		MAX DEPTH (m below surface)
PROSPECT / LOCATION	REEF	MEASURED	INDICATED	INFERRED
	Main	175	247	416
Luhwaika	West	213	217	232
	Quartz
	rubble	N/A	2	2

The Main and West reefs are lower grade than those pertaining to the Igunda Prospect, 1.35g/t and 0.59g/t, respectively. However, the volumes are large due to the width of the mineralisation and the extent of the mineralisation along strike being 1,902m and 1,705m, respectively. The dimensions are a function of the drilling data and therefore the reefs have the potential to continue along strike and down dip.

In order to assess the effects of potential cutoff grades on the tonnage of the ore deposit, grade tonnage curves were plotted for the Measured & Indicated and Measured, Indicated & Inferred Resources for the Luhwaika Main reef in Figure 76. Figure 76 illustrates the following:-

•
the deposit is sensitive to the application of a grade cutoff. In the Measured and Indicated case, at a cutoff of 1.0g/t, the tonnage decreased to 50% of the original tonnage and the average grade of the remaining ore increased from 1.37g/t to 2.21g/t. In the Measured, Indicated and Inferred case, at a cutoff of 1.0g/t, the tonnage decreased to 45% of the original tonnage and the average grade of the remaining ore increased from 1.23g/t to 2.03g/t;

•	with the application of a cutoff of 2.0g/t on the Measured resources, which extend from surface to a depth of 175m, the remaining resource becomes 736,000t at an average grade of 3.68g/t;

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

•	with the inclusion of the Inferred resources, the overall tonnage increased to approximately 7Mt, but the average grade of the deposit dropped from 1.37g/t to 1.23g/t; and
•
the highly sensitive nature of these reefs to grade cutoffs are indicative of the podiform nature of the high grade mineralisation. Small (low volume) shoots of high grade material are present within a low grade shear zone.

Figure 77 illustrates the location of these resource blocks at varying cutoff grades for the Luhwaika Main reef. It is evident from this figure that the higher grade blocks are clustered together in the central area of the shear and extend from surface to a depth of approximately 300m.

In order to assess the effects of potential cutoff grades on the tonnage of the ore deposit, grade tonnage curves were plotted for the Measured & Indicated and Measured, Indicated & Inferred Resources for the Luhwaika Main reef in Figure 78. Figure 78 illustrates the following:-

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

FIGURE 77

VENMYN
Independence you can trust

Tanzanian Royalty - Kigosi Project

CUT-OFF GRADE 1.0G/T

436m
1,902m

CUT-OFF GRADE 1.5G/T

436m
1,902m

CUT-OFF GRADE 2.0G/T

436m
1,902m

LEGEND

Grade (g/t Au)
- 1.0 - 1.5 (green)
- 1.5 - 2.0 (yellow)
- 2.0 -> (red)

CUTOFF GRADE (g/t)	TONNES*	AVE GRADE (g/t)
1.00	2,935,000	2.03
1.50	1,543,000	2.76
2.00	870,000	3.57

* Measured, Indicated & Inferred Blocks

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1050M_TanzanianRoyalty_Kigosi_2011

•
the Luhwaika West reef is highly sensitive to the application of a grade cutoff. In the Measured and Indicated case, at a cutoff of 1.0g/t, the tonnage decreased to 14% of the original tonnage and the average grade of the remaining ore increased from 0.60g/t to 2.03g/t. In the Measured, Indicated and Inferred case, at a cutoff of 1.0g/t, the tonnage decreased to 14% of the original tonnage and the average grade of the remaining ore increased from 0.60g/t to 1.99g/t;

•	with the inclusion of the Inferred resources, the overall tonnage increased by 100,000t and the average grade of the deposit remained almost constant; and
•	the highly sensitive nature of the deposit to cutoff grades is again indicative of small high grade shoots within a low grade reef.

18.7.2.	Quartz Rubbles

In the case of the quartz rubble resource with its tabular structure, the consideration of depth is not relevant. Rather the distance away from the drill holes. The classification into Inferred and Indicated resources in relation to the drill holes is illustrated in Figure 79.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
Tanzanian Royalty - Kigosi Project
FIGURE 79

LOCATION OF RESOURCE CATEGORIES FOR THE LUHWAIKA QUARTZ RUBBLES

LOCALITY WITHIN PROJECT AREA

357 000
358 000
N
9 602 000
9 601 000
9 600 000
9 599 000
LEGEND
Boreholes
Inferred
Indicated
Prospecting Licence Boundaries
0
500m
Scale

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1650M_TanzanianRoyalty_Kigosi_2011
Tanzanian Royalty_Kigosi_'09_Fig77.cdr

No quartz rubbles have been classified as Measured resources due to the fact that the collar positions have not been surveyed using a differential GPS and any errors in the hand held GPS results in the Z direction would be in the order of the thickness of the quartz rubble deposit. In addition, repeatability issues have been highlighted in the QA/QC. These issues have also resulted in a decrease in the level of confidence associated with the resource from “high” to “reasonable”, in Venmyn s opinion.

The effects of applying a cutoff grade to the quartz rubble resources are clearly illustrated in Figure 80. The graph illustrates the following:-

•	the inclusion of the Inferred resources has a large impact on the tonnage, i.e. increases it from ~4Mt to ~10Mt;
•
there is very little change in the grade with the addition of the Inferred resources. This means that the grade of the Inferred is very similar to that of the Indicated. This is in contrast to the shear zones with the majority of the grade is located within the Measures and Indicated resources; and

•
in order to assess the potential economic cutoff for this tabular, unconsolidated, surface quartz rubble deposit, a typical mining and processing cost of USD6.00/m3 and a gold price of USD1,000/oz was used. The cutoff was calculated at a grade of 0.07g/t. This has been rounded up to 0.10g/t for the purpose of this report. Therefore, at a cutoff of 0.10g/t, the resultant Indicated and Inferred resources would comprise of 8.4Mt at an average grade of 0.63g/t.

•

18.8.	Igunda Prospect Resources

The location of the various resource categories within the reefs are illustrated in 3D in relation to the borehole intersections in Figure 81. It is evident from this figure that the classification of the resources does not decrease with depth as was the case for Luhwaika. No Measured resources have been classified for the Igunda reefs due to low density of boreholes intersections and as a result the lower confidence in the grade and volume estimates.

The Igunda A and B reefs are higher grade than those pertaining to the Luhwaika Prospect, 3.63g/t and 3.35g/t, respectively. However, the volumes are small due to the narrow width of the mineralisation and the extent of the mineralisation along strike being 541m. The dimensions are a function of the drilling data and therefore the reefs have the potential to continue along strike and down dip.

In order to assess the effects of potential cutoff grades on the tonnage of the ore deposit, grade tonnage curves were plotted for the Indicated (no Measured resources classified) and Indicated & Inferred Resources for Igunda A reef and Igunda B reef, in Figure 82 and Figure 83, respectively.

Figure 82 illustrates the following:-

•
the Igunda A reef is not sensitive to the application of a grade cutoff. In the Indicated case, at a cutoff of 1.0g/t, the tonnage decreased to 79% of the original tonnage and the average grade of the remaining ore increased from 3.34g/t to 3.59g/t. In the Indicated and Inferred case, at a cutoff of 1.0g/t, the tonnage decreased to 86% of the original tonnage and the average grade of the remaining ore increased from 3.50g/t to 3.96g/t; and

•	with the inclusion of the Inferred resources, the overall tonnage increased to approximately 374,000t. The average grade of the deposit dropped marginally from 3.68g/t to 3.50g/t.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Figure 83,	illustrates the following:-

•
the Igunda B reef is not sensitive to the application of a grade cutoff until approximately 2.0g/t. In the Inferred case, at a cutoff of 1.0g/t, the tonnage decreased to 95% of the original tonnage and the average grade of the remaining ore increased marginally from 3.27g/t to 3.43g/t.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

19.	MINERAL RESERVE ESTIMATES (NI 15)
No Mineral Reserve estimates have been calculated for the Kigosi Project.

20.	MINING METHODS (NI 16)

No feasibility studies or other separate optimisation exercises have been conducted for the Kigosi Project. At this stage, however, an open cast mining method would naturally be considered the most promising method, but without specialist studies, this cannot be confirmed.

21.	RECOVERY METHODS (NI 17)

Apart from the short-lived bulk pit sampling of the Luhwaika quartz rubbles at the pilot plant adjacent to the camp, no feasibility studies or other separate metallurgical exercises have been conducted for the Kigosi Project. The bulk pit sampling of the Luhwaika quartz rubbles used gravity separation methods exclusively and is discussed in as much detail as the preliminary results allow, in Section 17.

All reasonably available information and test results on the quartz rubble pilot plant have been discussed in Section 17.

A brief description of the pilot plant and its operations are that plant is a simple feed, crush, wash, and gravity separation set up with polyethylene lined dewatering and waste water dams return water purposes. The primary and only crusher was a hammer and plate mill that was frequently clogged by the fine soil material of the quartz rubble feed. The washing/concentrating unit was simply an inclined rotating drum with riffles on the inside and water and material feeding into the elevated end. The heavier material would preferentially get caught in the riffles and spiral out to an inclined sluice box adjacent to the drum. The waste material would pass through the drum and was deposited out the back with the water directing to a return water dam.

The sluice boxes were locked closed and later hand picked for easily visible gold particles that were weighed while the remaining concentrate was bagged and sent SGS laboratories in Mwanza for further refining. The recovered grades were thus the results of the hand picked and SGS refined results.

A vibratory jig table was also being set up on-site during the September 2010 site-visit which was later used as a third concentrating mechanism for the sluice box wastes .

The individual capacities of each aspect of the plant are unknown. What is know is that plant was expected to achieve a feed rate of ~10.0t/h and was to be operated for 8 hours a day. The approximate daily processability was ~80.0t which was slightly larger than most of the pit samples taken.

The plant was operated on diesel generators for the short time it was running and all water requirements were met by the water storage and return water facilities which were kept full from pumped borehole water from two nearby boreholes drilled by TRX earlier on in the exploration campaign.

22.	PROJECT INFRASTRUCTURE (NI 18)
Project and regional infrastructure is described in Section 5.4.

23.	MARKET STUDIES AND CONTRACTS (NI 19)
No market studies or contractual sales or off-take arrangements have been conducted for the Kigosi Project. Later feasibility studies will help ascertain which material contracts are required.

24.	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACTS (NI 20)

At this stage of development, all environmental, permitting, social and or community impact requirements have been fulfilled by TRX, as understood by Venmyn, and are discussed in Sections 4. Upon application of a mining right, further activities and requirements will become necessary.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

25. CAPITAL AND OPERATING COSTS (NI 21)
No feasibility studies or other separate financial costing exercises have been conducted for the Kigosi Project.

26. ECONOMIC ANALYSIS (NI 22)

No feasibility studies or other separate economic analyses of valuations have been conducted for the Kigosi Project. A summary of taxes, royalties and/or other governmental levies is provided in Section 4.3

27. ADJACENT PROPERTIES (NI 23)
No work is being carried out on properties immediately adjacent to Kigosi.

28. OTHER RELEVANT DATA AND INFORMATION (NI 24)
No other relevant data and information is available for presentation.

29. INTERPRETATIONS AND CONCLUSIONS (NI 25)

The Kigosi Project area has, locally, been subjected to extensive exploration, specifically over the past eight years by TRX who have been focusing their effort mainly on the known Luhwaika Prospect, and to a lesser extent on the Igunda and Msonga Prospects.

The method of exploration utilised by TRX from initial regional scale to local invasive methods has led to the identification of a number target prospects and the quantification of resources. Not only has the exploration identified new, previously undiscovered shear zone related targets but also a new type of deposit in an area of known mineralisation, in the form of the quartz rubble deposits. As a result, TRX s method can be considered as successful, and indications are that additional discoveries are likely to be made as exploration activities extend over other prospect or target areas within the Kigosi license.

Adequate quality control procedures have been conducted on all aspects of the drilling at Kigosi. A nugget effect is present at Kigosi which is typical of shear hosted gold deposits. TRX has investigated sampling protocols to improve on this, and now, for example, homogenizes the entire RC sample twice through the splitter before reducing the sample size. TRX has also requested the laboratory to pulverize a larger 1.0kg sample during the sample preparation process, and analysed a 50g sample instead of 20g. The company is also investigating the tendency for repeat samples taken for the quartz rubble deposit to systematically yield lower grade results than the initial sample.

The risks associated with the nugget gold effect appear to have been mitigated through these practices and should not result in reduced confidence or reliability in the exploration information.

With regards to the QA/QC results from the BGC campaign, it is clear these results need to be treated with caution, as even the standard reference materials inserted by ACME struggle to get duplicate results within acceptable limits. Studies of the V14 standards inserted by ACME Analytical Laboratory often give standard deviations of >25%. This standard has been further homogenized at ACME by rolling to try and obtain more consistent Au values.

ACME has found, subsequently, that other materials commonly give standard deviations of >25% for Au (and 50% is not uncommon). It remains an ongoing problem to get suitably consistent Au values in vegetation. The use of standard reference materials was therefore discontinued by the TRX, and only the V14 standard inserted by ACME Analytical Laboratory is currently used. The biogeochemistry is therefore used as a regional first pass quick and efficient exploration tool to fast track the company to areas of interest.

The utilisation of multiple exploration and sample methods to compare grade and thickness results is commended. This has led to the identification of the optimal methods of exploration and sampling for the various deposits present at Kigosi. From this exercise it was also concluded that the consistency of both the sample size and the type of exploration is imperative for accurate grade estimations. In conclusion, the exploration on the Kigosi license has, to date, defined the following:-

•	Luhwaika Prospect:-

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

•
as of September 2009, mineralisation at Luhwaika was primarily associated with two shear zones, the Luhwaika Main, West and East reefs, for which Measured and Indicated (283,000oz Au) and Inferred (62,000oz Au) resources have been estimated. Modelling has defined the Main shear zone with an average width of 3.55m to a depth of 416m, with a strike length of approximately 1,902m. Similarly, modelling has defined the West shear zone with an average width of 4.24m to a depth of 232m, with a strike length of approximately 1,705m. These parameters were limited by the extent of the drilling. These shears are characterised by shoots of high grade mineralisation situated near surface within a low grade shear zone. High grade mineralisation does not appear to continue with increasing depth or further along strike;

•
a quartz rubble deposit has been identified across Luhwaika which is of particular economic interest due to its near surface, tabular extent and unconsolidated nature. Modelling of this deposit has defined a surface area of 3.36km2 and an average thickness of 1.15m. A Measured and Indicated resource (106,000oz Au) and Inferred resource (69,000oz Au) have been classified for this deposit. Higher grade areas within the quartz rubbles are directly attributable to the erosion of the Luhwaika reefs;

	•	another four targets (Luhwaika North, Luhwaika Far East, German Workings and Kitambi) for potential reefs have been identified from exploration which warrant further investigation; and
•
the Luhwaika Main, Luhwaika East, Luhwaika Far East, Kitambi and German Workings appear to be en echelon structures which require definitive delineation through drilling in order to effectively assess their potential.

•		Igunda Prospect:-
•
as of September 2009, mineralisation at Igunda was primarily associated with two shear zones, the Igunda A and B reefs, for which Indicated (21,000oz) and Inferred (46,000oz) resources have been estimated. Modelling has defined the A reef with an average width of 2.80m to a depth of 190m, with a strike length of approximately 541m and the B reef with an average width of 1.14m to a depth of 167m, with a strike length of approximately 538m. These parameters were limited by the extent of the drilling. These shears are characterised by relatively high grade mineralisation. Mineralisation appears to continue with increasing depth and along strike;

	•	quartz rubble was intersected at Igunda but further investigation showed that its extent does not warrant further investigation; and
	•	another four targets (Igunda South, Igunda West, Igunda Far West A and Igunda Far West B) for potential reefs have been identified from exploration which warrant further investigation.
•		Msonga Prospect:-

•
regional geophysics identified deep seated structures which may act as plumbing systems for potential mineralisation. Gradient IP and soil geochemical results identified at least two targets with anomalous expressions greater in intensity and size than those associated with the Luhwaika and Igunda reefs. Subsequent RAB and RC drilling has indicated that this is a minor gold occurrence only and that no Mineral resources can be declared. Mineralisation is suspected to be associated with quartz veining and schists in poorly defined shear zones.

•		Msonga West Prospect:-

•
regional geophysics has identified deep seated structures which may act as plumbing systems for potential mineralisation. BGC and soil geochemistry have identified multiple anomalies which warrant further investigation.

•		Bungoni Prospect:-

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

•	soil geochemistry has identified a number of low grade anomalies.

•	Other Prospect North:-

•	regional geophysics has identified deep seated structures that warrant further investigation.

These resources and anomalies are graphically represented on Figure 7. This figure clearly illustrates the potential across the Kigosi Project, as well as the effectiveness of the various exploration methods for identifying the prospects and then defining the resources. It shows that BGC sampling was not as effective as soil sampling for identifying gold anomalies. It also clearly demonstrates that only a small area of Kigosi has been covered by intensive exploration.

In conclusion, in our professional opinion, the Luhwaika and Igunda Prospects should be viewed as having potential to support a surface and/ or opencast mining operation extracting quartz rubble and the near surface extents of the shears and reefs. The fact that the high grade shoots within the Luhwaika shears do not continue with depth and that the reefs are narrow, would make underground mining less attractive.

In addition, the potential to continue to add to the mineral resource base at Kigosi, with ongoing exploration, is good. This assessment is based upon the fact that:-

•	only 5 years of focussed exploration has been spent on the project to date;
•	only a small percentage of the total project area has been explored in detail; and
•	multiple promising targets have been identified, the most interesting of which is the on-surface unconsolidated quartz rubble deposit at Luhwaika.

30.	RECOMMENDATIONS (NI 26)

The Kigosi Project covers an extensive surface area over which multiple targets for economic mineralisation have been generated. The selection of which targets to pursue in the immediate future should not deviate from the overall exploration process which TRX has successfully employed to date. The purpose should continue to be three fold:-

•	to continue with the delineation and estimation of resources, off the current base, in the advanced exploration projects Igunda and Luhwaika;
•	to advance another of the early stage projects into the resource category; and
•	to commence with grass roots exploration in an area previously unexplored.

Following this process will ensure a steady stream of projects moving along the development process with any projects which do not meet the basic potential economic criteria being eliminated. This in turn will ensure the effective employment of funds in the generation of mineral assets with value.

Taking cognisance of the exploration results and conclusions highlighted above, Venmyn s recommendations for the Kigosi Project are listed below. The recommendations are also present schematically in Figure 84. The recommendations for ongoing work at Luhwaika are as follows:-

•
32 infill or extension holes on the southwestern down-dip side of the deposit at 60m spacing along the current 100m section lines. If these infill holes are successful, it will likely provide greater confidence in the resource and possible resource classification upgrades. If the down-dip extension holes are successful, it will likely provide an increase in resource tonnage and total ounces. These holes should be drilled through both Luhwaika West and Luhwaika Main zones or to a maximum depth of 150m-200m; and

•
3 to 5 extension holes on both the northwest and southeast extension at a 60m spacing along the next sequential 100m section lines. These holes must be drilled to at least 100m depth or until the zone of interest is intercepted to confirm extension (which is currently not extrapolated in the resource model). From the cross section of the northwestern extensional it is evident that the previous shallow extension drilling would not have intercepted the ore zones (grey boreholes) but that if the wireframe were extrapolated, the newly proposed deeper extension holes would (red boreholes).

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

If the deeper extension drilling is successful, this will likely provide an increase in resource tonnage and total ounces.
The recommendations for ongoing work at Igunda are as follows:-
•
that while Igunda seems a moderately low grade prospect, Venmyn would suggest infill drilling on half the current section spacing. This would constitute five new section lines. Each section line should target 5 drill intersections in Igunda 1 and 2 shears respectively. This would total 25 infill holes. If successful, this will likely provide greater confidence in the resource and possible resource classification upgrades; and

•
extensional drilling may not be a viable option at Igunda at this stage as not enough is known. Onsite geologists will need to review existing and new data to decide whether extending further section lines is prospective.

Additional recommendations are as follows:-
•
the gradient IP results were highly effective in identifying the known Luhwaika and Igunda reefs as well as identifying new targets. It is recommended that a similar programme is applied across the Msonga Prospect. This will also assist in the confirmation of strike direction to be used to design drilling patterns;

• commence with gradient IP over the most southerly properties (Other Prospects - South) and gradient IP and / or soil geochemistry over the Other Properties - North.

TRX has devised a proposed budget for the 2012 period (September 2011 until August 2012) which includes 6,000m of drilling which would satisfy the recommendations suggested above, however, the IP surveys have not been included at the date of writing.

TRX management s next phase of work on the Kigosi Project is to conduct infill drilling on Luhwaika Main & Luhwaika West resources with the aim of upgrading inferred and indicated resources to indicated and measured. In addition to this resource upgrade phase, a concurrent work scheme to prove a potential third reef at Luhwaika East as well as a Luhwaika Main/West/Igunda strike extension will also be carried out. The proposed TRX exploration budget is detailed in Table 69.

Based on the positive results of the above phases and the attainment of approximately double the current Kigosi resources, TRX will pursue a Prefeasibility Study. :-

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 69 : TRX Exploration budget for 2012 Period

		UNIT COST							MONTH
	ITEM / ACTIVITY	(USD)	Sep-11	Oct-11	Nov-11	Dec-11	Jan-12	Feb-12	Mar-12	Apr-12	May-12	Jun-12	Jul-12	Aug-12	TOTAL
	Compass	850/compass	566.67	566.67	566.67	-	-	-	-	-	-	-	-	-	1,700.00
	30m measuring tape	15.0/tape	15.00	15.00	15.00	-	-	-	-	-	-	-	-	-	45.00
	50m measuring tape	45.0/tape	30.00	30.00	30.00	-	-	-	-	-	-	-	-	-	90.00
	Hand lens	25each	33.33	33.33	33.33	-	-	-	-	-	-	-	-	-	100.00
	Field Case	100each	100.00	100.00	100.00	-	-	-	-	-	-	-	-	-	300.00
	Minerox Vest	100each	100.00	100.00	100.00	-	-	-	-	-	-	-	-	-	300.00
	Clutch Pencils	10.0each	40.00	40.00	40.00	-	-	-	-	-	-	-	-	-	120.00
	Scale Rules (six sided)	10.0/pencil	33.33	33.33	33.33	-	-	-	-	-	-	-	-	-	100.00
Consumables
	Douglas Protractors	20each	53.33	53.33	53.33	-	-	-	-	-	-	-	-	-	160.00
	Digital camera	500each	166.67	166.67	166.67	-	-	-	-	-	-	-	-	-	500.00
	Plotting paper		91.67	91.67	91.67	91.67	91.67	91.67	91.67	91.67	91.67	91.67	91.67	91.67	1,100.00
	Mapping Notebooks (Chartwell)	12.0/Notebook	40.00	40.00	40.00	-	-	-	-	-	-	-	-	-	120.00
	Spray Paint	96/box	480.00	480.00	480.00	480.00	480.00	480.00	480.00	480.00	480.00	480.00	480.00	480.00	5,760.00
	Flaging Tape	11.5/box	95.83	95.83	95.83	95.83	95.83	95.83	95.83	95.83	95.83	95.83	95.83	95.83	1,150.00
	GPS	600/GPS	400.00	400.00	400.00	-	-	-	-	-	-	-	-	-	1,200.00
	SUBTOTALS		2,245.83	83 2,245.	83 2,245.	667.50	667.50	667.50	667.50	667.50	667.50	667.50	667.50	667.50	12,745.00
	Drilling Contractors
	Pad Preparationa_RC	100.0/pad	-	-	-	-	-	-	566.67	566.67	566.67	566.67	566.67	566.67	3,400.00
	Pad Preparationa_DD	100.0/pad	-	-	-	-	-	-	300.00	300.00	300.00	300.00	300.00	300.00	1,800.00
	Drill meters cost (RC) 0- 50m	-	-	-	-	-	-	12,750.00	12,750.00	12,750.00	12,750.00	12,750.00	12,750.00	76,500.00
	Drill meters cost(RC) 50-100m	50/m	-	-	-	-	-	-	14,166.67	14,166.67	14,166.67	14,166.67	14,166.67	14,166.67	85,000.00
	Drill meters cost (RC) 100- 150m	55.0/m	-	-	-	-	-	-	9,350.00	9,350.00	9,350.00	9,350.00	9,350.00	9,350.00	56,100.00
	Drill meters cost (DD) NQ	134.96/m	-	-	-	-	-	-	35,989.33	35,989.33	35,989.33	35,989.33	35,989.33	35,989.33	215,936.00
	Drill meters cost (DD) NQ	150/m	-	-	-	-	-	-	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	240,000.00
	Drilling Supplies - General Consumables		-	-	-	-	-	-	-	-	-	-	-	-	-
	Drilling assesories/Consumables	4.52/m	-	-	-	-	-	-	5,740.40	5,740.40	5,740.40	5,740.40	5,740.40	5,740.40	34,442.40
	Supplies -Sample bags (calico)DD	0.334/bag	-	-	-	-	-	-	163.88	163.88	163.88	163.88	163.88	163.88	983.30
Drilling	Supplies-Sample bags (calico)RC	0.334/bag	-	-	-	-	-	-	283.01	283.01	283.01	283.01	283.01	283.01	1,698.06
	Coreboxes	35/box	-	-	-	-	-	-	3,115.00	3,115.00	3,115.00	3,115.00	3,115.00	3,115.00	18,690.00
	RC Chip trays @ 20m	3each	-	-	-	-	-	-	111.00	111.00	111.00	111.00	111.00	111.00	666.00
	Supplies - Safety		-	-	-	-	-	-	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	6,000.00
	Diamond Blades	250.0/blade	-	-	-	-	-	-	-	-	-	-	-	-	-
	Maintenance of cutting machine		-	-	-	-	-	-	333.33	333.33	333.33	333.33	333.33	333.33	2,000.00
	Assaying Contractors		-	-	-	-	-	-	833.33	833.33	833.33	833.33	833.33	833.33	5,000.00
	assay cost RC	18/sample	-	-	-	-	-	-	8,970.00	8,970.00	8,970.00	-	-	-	26,910.00
	assay cost DD	18/sample	-	-	-	-	-	-	12,696.00	12,696.00	12,696.00	42,600.00	42,600.00	42,600.00	165,888.00
	Vehicle Maintenance & Repairs		5,666.67	67 5,666.	67 5,666.	67 5,666.	67 5,666.	67 5,666.	5,666.67	5,666.67	5,666.67	5,666.67	5,666.67	5,666.67	68,000.00
	Miscellaneous		333.33	333.33	333.33	333.33	333.33	333.33	666.67	666.67	666.67	666.67	666.67	666.67	6,000.00
	SUBTOTALS		6,000.00	00 6,000.	00 6,000.	00 6,000.	00 6,000.	00 6,000.	96 152,701.	152,701.96	152,701.96	173,635.96	173,635.96	173,635.96	1,015,013.75
TOTAL KIGOSI EXPLORATION			8,245.83	83 8,245.	83 8,245.	50 6,667.	50 6,667.	50 6,667.	46 153,369.	153,369.46	153,369.46	174,303.46	174,303.46	174,303.46	1,027,758.75

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

31.	REFERENCES (NI 27)

DATE	AUTHOR	TITLE
1983	R.R. Brooks	Biological Methods of Prospecting for Minerals
1984	B.W. Hester	Tanzania Opportunities for Mineral Resource Development
1987	A.L. Kovalevsky	Biogeochemical Exploration for Mineral Deposits
1990	H. Barth	Provisional Geological Map of the Lake Victoria Goldfields
Explanatory Notes on the 1:500,000 Provisional Geological Map of the Lake
1990	H. Barth
Victoria Goldfields
1993	D.I. Groves and R.P Foster	Archaean lode gold deposits
The Geita Gold Deposit in NW Tanzania Geology, Ore Petrography,
1994	G. Borg
Geochemistry and Timing of Events.
1999	G.N. Philips and T. Zhou	Gold-only Deposits and Archaean Granite.
Comments on Tanzam2000 Airborne Magnetic and Radiometric Data collected
2002	J. Klein
during 1999 and 2000, #16, Internal Tan Range Memo
Comments on Tanzam2000 Airborne Magnetic and Radiometric Data collected
2002	J. Klein
during 1999 and 2000, #30, Internal Tan Range Memo
2002	J. Oliver	Geological Evaluation: Kigosi Game Reserve Luhwaika and Igundu Occurrences
Geological Evaluation of the Kigosi Game Reserve Number 1 and Number 2
2002	J. Oliver
Zones and the Results of Orientation Soil Geochemical Surveys
Geology and Genesis of the Bulyanhulu Gold Deposit, Sukumaland Greenstone
2003	C.M Chamberlain
Belt, Tanzania
Kigosi-Ushirombo Project. Interpretation of Landsat TM7 and Radiometrics Data.
2003	C.A.M. Ferreira
Concise Report for Tan Range Exploration Corporation, Internal Tan Range
2004	C.E. Dunn	Biogeochemical Orientation Surveys in Tanzania
Motivational Report on the Kigosi North Property Area Held Under Option
2005	J. Kabete
Agreement Between AnglogoldAshanti and Tan Range
Technical Report to Tanzam 2000 / Tan Range. Kigosi Game Reserve a
2005	A.H. Mruma
Potential Site for a World-Class Gold Deposit. Internal Tan Range Report
2008	N/A	Tanzanian Royalty Annual Report 2008
2009	N/A	Tanzanian Royalty Web Site
2009	J.G. Deans and P. Zizhou	Report on 2001 2008 Exploration Programmes Kigosi Project Area
2009	J. Glanvill	Kigosi Gold Resource Estimation Methodology Notes
2009	I.C. Lemmer	Opinion on the results of the drilling versus the trenching, May 2009.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

32. DATE AND SIGNATURE PAGE

Signed on:- 28th September 2011.

Effective Date of Report:- 1st September 2011

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

33. CERTIFICATES OF QUALIFIED PERSONS AND CONSENTS

CATHERINE ANNE TELFER

FIRST FLOOR, BLOCK G

ROCHESTER PLACE

173 RIVONIA ROAD

SANDTON 2146

I,	Catherine Telfer, do hereby certify that:-

1.	I am a graduate in Geology and a Bachelor of Science from the University of Witwatersrand in 1991.
2.	I am a member in good standing of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION
Member	Natural Scientist Institute of South Africa	2002
Member	Australasian Institute of Mining and Metallurgy	1996
Member	Geological Society of South Africa	1992

3.	have practised my profession continuously since graduation. My relevant experience for the purpose of the Technical Report is:-

YEAR	CLIENT	COMMODITY	PROJECT DESCRIPTION
2003	Metallon	Gold	Valuation and due diligence on gold mine
	Freddev	Gold	Valuation of Freddev s mineral rights;
	Barnex	Gold	Valuation of Barnex s mineral rights
2002			Independent valuation report on JCI Gold s
interest in the royalties and mineral rights
	Western Areas	Gold
pertaining to the Western Areas No.4 project
area
2000	Durban Deep	Gold	Independent valuation report
	Barnex Ltd	Wits Gold	Due diligence
	Crown Mines and DRD	Wits Gold	Valuation
	JCI Ltd	Wits Gold	Competent Person s Report
1998
Randgold & Exploration Co
		Gold	Competent Person s Report
Ltd
	Western Areas	Wits Gold	Competent Person s Report
Durban Roodepoort Deep
		Wits Gold	Competent Person s Report
1997	Ltd
	JCI Ltd	Wits Gold	Competent Person s Report
	Benoni Gold Holdings Ltd	Wits Gold	Competent Person s Report
Durban Roodepoort Deep
		Wits Gold	Competent Person s Report
Ltd
1996	JCI Ltd	Wits Gold	Valuation
	Rand Leases Properties Ltd	Wits Gold	Competent Person s Report and valuation
Randgold & Exploration Co
		Wits Gold	Due diligence
Ltd
	Randgold & Exploration Co		Competent Person s Report and valuation
Wits Gold
Ltd
	Randgold Durban Deep	Wits Gold	Competent Person s Report and valuation
	Randgold Harmony Unisel		Competent Person s Report and valuation
Wits Gold
Merger
1995	Durban Roodepoort Deep		Competent Person s Report and valuation
Wits Gold
Ltd
	Ghana Gold Mines	Greenstone Gold	Due diligence and valuation
	Gold Fields of SA Ltd	Wits Gold	Competent Person s Report and valuation
	Randgold & Exploration Co	Wits Gold	Due diligence
Ltd

4.I
have read the definition of a “qualified person” as set out in National Instrument 43-101 (“NI34-101”) and certify that by reason of my education, affiliation with a Professional Association (as defined by in NI43-101) and past relevant experience, I fulfil the requirements to be “qualified person” for the purposes of NI 43-101.

5.
I am responsible for the preparation of the Technical Report entitled “NATIONAL INSTRUMENT NI43-101F ON THE KIGOSI PROJECT IN THE LAKE VICTORIA GREENSTONE BELT TANZANIA PREPARED FOR TANZANIAN ROYALTY EXPLORATION CORPORATION BY VENMYN RAND (PTY) LTD”. Effective date 1st September 2011.

6.	I have visited the property on the 11th to the 17th of March 2009, and a full inspection was made of the operational area and infrastructure.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

7.	I have had no prior involvement of the property that is the subject of the Technical Report.
8.
To the best of my knowledge, information and belief, at the effective date of the report, my section of the Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

9.
I am independent of TANZANIAN ROYALTY EXPLORATION CORPORATION as set out in section 1.5 of National Instrument 43-101. 10. I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1. 11. I consent to the filing of this Technical Report with any stock exchange and other regulatory auditory and any publication of extracts or summaries by them , including electronic publication in the public company files on their website, accessible by the public.

Dated 5th November 2011

C.A. TELFER

B.Sc. Hons (Geol.), (DMS) Dip Bus Man

Pr. Sci. Nat., MGSSA, MAusIMM

DIRECTOR

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

JUSTIN ERIC GLANVILL

139 JOHN ADAMSON DRIVE

ROOSEVELT PARK

JOHANNESBURG, 2196

SOUTH AFRICA

I,	Justin Glanvill, do hereby certify that:-

1.	I am a graduate in Geology and a Bachelor of Science from the University of Natal in 1997.
2.	I am a member in good standing of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION
Practitioner	South African Council for Natural Scientific Professions	2007
Member	Health Professions Council of South Africa Basic Life Support	2003
Member	Geological Society of South Africa	2001
Member	Geostatistical Association of Southern Africa	2007

3.	I have practised my profession continuously since graduation. My relevant experience for the purpose of the Technical Report is:-

YEAR	CLIENT	COMMODITY	PROJECT DESCRIPTION
Model and estimate the UK package under the
Black Reef for the West Pit 1, East Rand
Operations for Pamodzi Gold
Geological and Resource modelling for shear
hosted gold as well as Au, U, S slimes damn
modelling for various Venmyn clients.
Upgrading of Long term mine planning system
2009 -
		Gold	originally developed in 2005 on Bulyanhulu
present	Glanvill Geo Consult.
Competent persons reportfor Greenfields
project Gold in Birimian Greenstones, Ivory
Coast
Completed review of Greenstone Gold Blanket
Mine in Zimbabwe
Completed review of Greenstone Gold Mupane
Mine in Botswana
Completed 3D structural and lithological model
2006 -	Caracle Creek International		as well as a and indicative grade distribution
Gold
2008	Consulting		modelling based on drilling completed by CCIC
on the Denny Dalton Gold Project (Acclaim)
Badger Mining Pit optimisation and design of
Otjikoto Project
Bulyanhulu long term Planning Plug-in and
reserve calculator (Mine2-4D Plug-in) 2003 to
present
Goldfields South Africa’s GFL Geostats system
2000
	Gijima AST (Formerly ACMS		- 2000 to 2006
2006		Gold
	Mining Consultants)		AngloGold Ashanti Obuasi Resource Modelling
(Aug)
- 2005
Technical training in geological modelling, mine
design and scheduling Bulyanhulu and
Kalgold.
President Steyn Gold Mine Feasibility Mine
design and schedule - 2006
Exploration, mine design, geology and
operation of Brownfields open Pit operation for
DRD Randfontein Joint venture
Monitoring of Lindum exploration drilling
1999 -	Lindum Open Cast		program
2000	Randfontein Estates Limited	Gold	Management of Sampling, geology and mining
of a 10 000 tpm open pit
Grade control on Night Shift
Data management, basic geostats, and
modelling for Leader Reef pit
Underground mapping of various sections
Logging and Planning of drilling
1998 -	Cooke #1 Shaft		Assistance with monthly Planning
1999	Randfontein Estates Limited	Gold	Management of sweeping operations in
abandoned areas
Assisted with location and dimensioning of
pillars for pillar robbing

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

4.
I have read the definition of a “qualified person” as set out in National Instrument 43-101 (“NI34-101”) and certify that by reason of my education, affiliation with a Professional Association (as defined by in NI43-101) and past relevant experience, I fulfil the requirements to be “qualified person” for the purposes of NI 43-101.

5.
I am responsible for the preparation of the orebody models described in Section 10.8 and the resource estimation in Section 18 in the Technical Report entitled “NATIONAL INSTRUMENT NI43-101F ON THE KIGOSI PROJECT IN THE LAKE VICTORIA GREENSTONE BELT TANZANIA PREPARED FOR TANZANIAN ROYALTY EXPLORATION CORPORATION BY VENMYN RAND (PTY) LTD”. Effective date 1st September 2011.

6.	I have visited the property from the 12th to the 17th September 2010 and from the 22nd to the 27th of March 2011, and a full inspection was made of the operational area and infrastructure.
7.	I have had no prior involvement of the property that is the subject of the Technical Report.
8.
To the best of my knowledge, information and belief, at the effective date of the report, my section of the Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

9.
I am independent of TANZANIAN ROYALTY EXPLORATION CORPORATION as set out in section 1.5 of National Instrument 43-101. 10. I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1. 11. I consent to the filing of this Technical Report with any stock exchange and other regulatory auditory and any publication of extracts or summaries by them, including electronic publication in the public company files on their website, accessible by the public.

Dated 5th November 2011

J.E. GLANVILL

B.Sc. Hons (Geol.),GDE (Engineering)

Pr. Sci. Nat., MGSSA, MGASA

DIRECTOR of GLANVILL GEO CONSULTING

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Appendix 1: QA/QC Details

Table 70 : QA/QC Results for TRXfs BGC Sampling Programmes

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF CONTROL SAMPLES	%OF TOTAL SAMPL POPULATION	QA/QC CORRELATION CO- EFFICIENT	ANALYTICAL LABORATORY	COMMENTS
			Field Duplicate	0	0.0%	na		na
			Prep. Lab.					Acceptable when dealing with trace value gold
				15	6.0%	0.5245
			Duplicates					results
Luhwaika -	6240/2009,		Analytical Lab.					With one outlier removed, correlation co-efficient is
		250		9	3.6%	0.8872
Igunda	3507/2005		Repeats					acceptable when dealing with trace value gold results
								No statistics has been conducted on these results, as
			Analytical Lab.
				12	4.8%	na		standard deviations on this standard are as great as
			Standard (V14)
								25%
			Field Duplicate	10	2.5%	0.0900
								This low correlation indicates the difficulties in
	HQP18147,		Prep. Lab.
				18	4.5%	0.0147		duplicating data in the low ppb range
	HQP21618,		Duplicates
	3181/2005,		Analytical Lab.
Msonga		396		7	1.8%	0.0000		Unacceptably low correlation
	2833/2004,		Repeats				ACME
	HQP17012,							No statistics has been conducted on these results, as
	HQP20923		Analytical Lab.
				13	3.3%	na		standard deviations on this standard are as great as
			Standard (V14)
								25%
								Acceptable when dealing with trace value gold
			Field Duplicate		3.0%
				16		0.5575		results
	HQP19160,		Prep. Lab.
					4.6%
	2927/2004,		Duplicates	24		0.0000
Msonga								Unacceptably low correlation
	4632/2007,	527	Analytical Lab.
West					3.2%
	HQP21107,		Repeats	17		0.0058
	6499/2010.							No statistics has been conducted on these results, as
			Analytical Lab.
					3.2%	na		standard deviations on this standard are as great as
			Standard (V14)
				17				25%

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 71 : QA/QC Results for TRX’s Soil Sampling Programmes

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF QC SMPLS	%OF TOTAL SMPLS	CORREL. CO- EFFICIENT	QA/QC LABO- RATORY	COMMENTS
								53% correlation coefficient which is attributed to accuracy in dealing
			Field Duplicate	35	2.0%	0.5344
								with trace amounts of gold.
								Four of the standards (10.5%) fall outside the acceptable 2nd
			Field Standard	38	2.1%	na		standard deviation range. TRX has requested the laboratory to
	6240/2009,
Luhwaika		1781						rerun the entire batch.
	HQP23814.
			Prep. Lab. Blanks	34	1.9%	na		8 or 24% fall outside the acceptable 2 ppb level.
			Analytical. Lab. Checks
								TRX has studied the QC data for the Au-ICP21 method and has
			(Blanks, Standards and	541	30.4%	na
								found no major discrepancies.
			Duplicates)
			Field Duplicate	35	2.1%	0.9091		Excellent co-efficient of variation considering the trace gold values.
								Three of the standards (9.4%) fall outside the acceptable 2nd
			Field Standard	32	1.9%	na
								standard deviation range.
	3507/2005,
Igunda		1693	Prep. Lab. Blanks	35	2.1%	na		One, or 2.9% fall outside the acceptable 2 ppb level.
	HQP22389
			Analytical. Lab. Checks
								TRX has studied the QC data for the Au-ICP21 method and has
			(Blanks, Standards and	516	30.5%	na
								found no major discrepancies.
			Duplicates)
							ALS-
			Field Duplicate	8	1.7%	0.8709	Chemex	Acceptable when dealing with trace value gold results.
								All the standards fall within the acceptable 2nd standard deviation
			Field Standard	9	1.9%	na
	4275/2007,							range.
	HQP21574,							One falls above the detection limit but is still within the acceptable
		470	Prep. Lab. Blanks	9	1.9%	na
	HQP20939							range of 2 ppb.
	HQP17063		Analytical. Lab. Checks
								TRX has studied the QC data for the Au-ICP21 method and has
			(Blanks, Standards and	75	16.0%	na
								found no major discrepancies.
			Duplicates)
Msonga
West								Unacceptable. 5 of the 6 samples (83%) are potential outliers, and
			Field Duplicate	6	1.9%	0.5888
	HQP19160,							TRX has requested the laboratory to rerun the entire batch.
	2927/2004*,							Three of the standards fell outside the acceptable 2nd standard
			Field Standard	8	2.5%	na
	4632/2007,							deviation range. TRX has asked the lab to rerun this entire batch.
	HQP21107*,	323						Two fall above the acceptable limit of 2 ppb. TRX has asked ALS-
			Prep. Lab. Blanks	6	1.9%	na
	6449/2010*,							Chemex to rerun this entire batch.
	HQP19259,		Analytical. Lab. Checks
	4838/2007.							TRX has studied the QC data for the Au-ICP21 method and has
			(Blanks, Standards and	75	23.2%	na
								found no major discrepancies.
			Duplicates)
								The duplicates all fall close to the detection limit with values ranging
			Field Duplicate	9	1.9%	na
								from <1 ppb to 2 ppb.
	HQP23156							All the standards except one fall inside the acceptable 2nd standard
			Field Standard	11	2.4%	na
Msonga	and licence							deviation range. This is deemed acceptable.
		467
West	under grace		Prep. Lab. Blanks	8	1.7%	na		All fall on or below the acceptable limit of 2 ppb.
	period.		Analytical. Lab. Checks
								TRX has studied the QC data for the Au-ICP21 method and has
			(Blanks, Standards and	132	28.3%	na
								found no major discrepancies.
			Duplicates)

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF QC SMPLS	%OF TOTAL SMPLS	CORREL. CO- EFFICIENT	QA/QC LABO- RATORY	COMMENTS
								Potential outliers are H1825 and H1830 giving values of 2ppb and
			Field Duplicate	10	1.3%	0.9078		7ppb respectively. With these removed from the data the results
								give a correlation coefficient of 90.78%.
	HQP21081,							All the standards fall within the acceptable 2nd standard deviation
	2925/2004,		Field Standard	11	3.0%	na
Bungoni		759						range.
	3178/2005,
			Prep. Lab. Blanks	9	1.2%	na		All fall below the detection limit of 1 ppb.
	HQP21615
			Analytical. Lab. Checks
								TRX has studied the QC data for the Au-ICP21 method and has
			(Blanks, Standards and	175	23.1%	na
							ALS-	found no major discrepancies.
			Duplicates)
							Chemex
								The duplicates all fall close to the detection limit with values
			Field Duplicate	9	1.9%	na
								ranging from <1 ppb to 2 ppb.
								All the standards except one fall inside the acceptable 2nd
			Field Standard	11	2.4%	na
								standard deviation range. This is deemed acceptable.
Other North	HQP21443*	467
			Prep. Lab. Blanks	8	1.7%	na		All fall on or below the acceptable limit of 2 ppb.
			Analytical. Lab. Checks
								TRX has studied the QC data for the Au-ICP21 method and has
			(Blanks, Standards and	132	28.3%	na
								found no major discrepancies.
			Duplicates)
* Note: HQP21443, 2927/2004, HQP21107 and 6449/2010 have undergone subsequent TRX soil sampling in part or in whole for which QA/QC sampling is not presented herein.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 72 : QA/QC Results for TRXfs Inclined RC Sampling Programmes

PROSPECT	PL’s	PHASE	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF QC SMPLS	%OF TOTAL SMPLS	CORREL. CO- EFFICIENT	QA/QC LABO- RATORY	COMMENTS	UMPIRE LABORATORY
									The results all fall within the accepted
		1	286		27	9.4%	na	Humac		SGS
									second standard deviation range.
									Eight values fall outside the accepted
									second standard deviation. Three of
									these standards fall within important
		2	2503		167	6.7%	na
									reef intersections. Pulps from these
									reef intersections have been
									resubmitted for analysis.
									Twenty four values fall outside the
									accepted second standard deviation.
									Nineteen of these standards fall
		3	1280		99	7.7%	na
									within important reef intersections.
									Pulps from these reef intersections
									have been resubmitted for analysis.
								SGS		Humac
									Five values fall outside the accepted
									second standard deviation. Four of
									these standards fall within important
		4	436		52	11.9%	na
									reef intersections. Pulps from these
									reef intersections have been
Luhwaika	6240/2009
									resubmitted for analysis.
									Fourteen values fall outside the
									accepted second standard deviation.
				Field
									Seven of these standards fall within
		5	1616	Standard	73	4.5%	na
									important reef intersections. Pulps
									from these reef intersections have
									been resubmitted for analysis.
									Eleven values fall within the third
									standard deviation. Of these eleven
									values, two values fall within
		6	1115		121	10.9%	na
									important reef intersections, and
									follow up sampling has been
									conducted. Results are pending.
									Ten values fall outside the accepted
									second standard deviation. Of these
									ten values, three values fall within
		7	1580		74	4.7%	na
								Humac	important reef intersections, and	ALS-Chemex
									follow up sampling has been
									conducted. Results are pending.
									Only three of the standards fall
									outside the accepted second
									standard deviation range, of which
Igunda	3507/2005	3	622		64	10.3%	na		two are outside the area of interest.
									Pulps from the sample that falls
									within a reef zone have been
									resubmitted for analysis.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

PROSPECT	PL’s	PHASE	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF QC SMPLS	%OF TOTAL SMPLS	CORREL. CO- EFFICIENT	QA/QC LABO- RATORY	COMMENTS	UMPIRE LABORATORY
									The blanks generally returned values
									below the detection limit, except for
									batch 8 which returned unacceptable
		6	1115		112	10.0%	na
									results. Batch 8 illustrates the nugget
Luhwaika	HQP19603								effect problem at Kigosi, and has
									been discarded from the statistics.
				Field Blanks				Humac		ALS-Chemex
									5 samples (5%) fall outside the
		7	1580		100	6.3%	na		accepted limits. None of these blanks
									fall within important reef intersections.
									All values below the detection limit,
Igunda	3507/2005	3	622		42	6.8%	na		except one sample which was on the
									detection limit.

PROSPECT	PL’s	PHASE	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF QC SMPLS	%OF TOTAL SMPLS	CORREL. CO- EFFICIENT	QA/QC LABO- RATORY	COMMENTS	UMPIRE LABORATORY
									These 8 outliers (1.2%) indicate the
									large nugget effect experienced at
									Kigosi. Figure 13.3 summarizes the
Luhwaika	HQP19603	1-7	8816		677	7.7%	0.8916		results with the outliers removed,
				Field						Humac / ALS-
								Humac/SGS	giving a correlation of 89%. The
				Duplicates						Chemex
									large scatter of data points indicates
									nugget effect.
									No Outliers identified. Excellent
Igunda	3507/2005	3	622		36	5.8%	0.9933
									correlation.

PROSPECT	PL’s	PHASE	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF QC SMPLS	%OF TOTAL SMPLS	CORREL. CO- EFFICIENT	QA/QC LABO- RATORY	COMMENTS	UMPIRE LABORATORY
									Umpire checks have returned
									favourable results. A correlation
		1-5	6121		383	6.3%	0.8748	Humac/SGS		Humac/SGS
									coefficient of 87.48%is achieved after
									removing the outliers.
Luhwaika	HQP19603
				Umpire					Umpire checks have returned
				Checks					favourable results. A correlation
		6-7	2695			13.9%
									coefficient of 88.30%is achieved after
								Humac		ALS-Chemex
					374		0.8830		removing the outliers.
									No Outliers identified. Excellent
Igunda	3507/2005	3	622			23.6%
					147		0.9263		correlation.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 73 : QA/QC Results for TRX’s Vertical RC Sampling Programmes

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF CONTROL SAMPLES	%OF TOTAL SAMPL POPULATION	CORRELATION CO-EFFICIENT	QA/QC ANALYTICAL LABORATORY	COMMENTS
Two of the standards fall outside the acceptable second standard
Luhwaika			Field
	PL1854	1,836		89	4.8%	na	Humac	deviation. These fall within important intersections and these have
/Bungoni			Standards
been re-sampled during the inter laboratory umpire check at ALS.

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF CONTROL SAMPLES	%OF TOTAL SAMPL POPULATION	CORRELATION CO-EFFICIENT	QA/QC ANALYTICAL LABORATORY	COMMENTS
Luhwaika			Field				Humac & ALS-	The blanks generally returned values below the detection limit,
	PL1854	1,836		88	4.8%	na
/Bungoni			Blanks				Chemex	except 3which returned unacceptable results.

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF CONTROL SAMPLES	%OF TOTAL SAMPL POPULATION	CORRELATION CO-EFFICIENT	QA/QC ANALYTICAL LABORATORY	COMMENTS
Seven outliers (9.3%) indicate the very large nugget effect
Luhwaika			Field				Humac & ALS-	experienced at Kigosi relating to the quartz rubbles. The figure
	PL1854	1,836		71	3.9%	0.97
/Bungoni			Duplicates				Chemex	summarizes the results with the outliers removed, giving a correlation of 97%.

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF CONTROL SAMPLES	%OF TOTAL SAMPL POPULATION	CORRELATION CO-EFFICIENT	QA/QC ANALYTICAL LABORATORY	COMMENTS
								Umpire checks have returned reasonable results. A correlation
Luhwaika			Umpire
	PL1854			289	15.7%	0.75	Humac/SGS	coefficient of 75.72% is achieved after removing the outliers. Outliers
/Bungoni		1,836	Checks
								comprise 6.2% of samples illustrating the very high nugget effect.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 74 : QA/QC Results for TRX’s RAB Sampling Programmes

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF CONTROL SAMPLES	%OF TOTAL SAMPL POPULATION	CORRELATION CO-EFFICIENT	QA/QC ANALYTICAL LABORATORY	COMMENTS
								One Standard falls outside the accepted second standard deviation.
								All the samples that fall within this standards range returned values
Luhwaika	6240/2009	282		5	1.8%	na
								below the detection limit, so no follow up sampling was deemed
			Field
							Humac	necessary.
			Standard
								Two of the standards fall outside the acceptable second standard
Igunda	3507/2005	1253		29	2.3%	na		deviation. All the samples within these standards range are not
								anomalous so no follow up QC was conducted.

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF CONTROL SAMPLES	%OF TOTAL SAMPL POPULATION	CORRELATION CO-EFFICIENT	QA/QC ANALYTICAL LABORATORY	COMMENTS
								One Standard falls outside the accepted second standard deviation.
								All the samples that fall within this standards range returned values
Luhwaika	6240/2009	282		8	2.8%	na
			Field					below the detection limit, so no follow up sampling was deemed
							Humac
			Blanks					necessary.
								All the blanks fall below the detection limit of 0.01 ppm. No follow up
Igunda	3507/2005	1253		23	1.8%	na
								QC was deemed necessary.

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF CONTROL SAMPLES	%OF TOTAL SAMPL POPULATION	CORRELATION CO-EFFICIENT	QA/QC | ANALYTICAL LABORATORY	COMMENTS
								All three original samples with duplicates returned results below the
Luhwaika	6240/2009	282		3	1.1%	na		detection limit of 0.01 ppm. No follow up sampling was deemed
			Field					necessary.
							Humac
			Duplicates					The majority of the duplicates had values on or below the detection
Igunda	3507/2005	1253			2.2%			limit of 1 ppb. The Pearsons correlation coefficient was 98.73%. No
				28		0.9873		follow up QC was deemed necessary.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Table 75 : QA/QC Results for TRXfs Diamond Drilling Sampling Programmes

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF CONTROL SAMPLES	%OF TOTAL SAMPLE POPULATION	CORRELATIO N CO - EFFICIENT	QA/QC ANALYTICAL LABORATORY	COMMENTS	UMPIRE LABORATORY
								Ten of the standards fall outside the
								acceptable second standard deviation. Of
								these ten standards, six fall within important
Luhwaika	6240/2009	537		44	8.2%	na
								reef intersections and these have been re-
								sampled during the inter laboratory umpire
			Field
							Humac	check at ALS-Chemex.	ALS-Chemex
			Standards
								One of the standards falls outside the
								acceptable second standard deviation, and
Igunda	3507/2005	56		8	14.3%	na		important intersections have been re-
								sampled during the inter laboratory umpire
								check at ALS Chemex.

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF CONTROL SAMPLES	%OF TOTAL SAMPLE POPULATION	CORRELATIO N CO- EFFICIENT	QA/QC ANALYTICAL LABORATORY	COMMENTS	UMPIRE LABORATORY
All the results fall on or below the detection
Luhwaika	6240/2009	537		39	7.3%	na
			Field					limit of 1 ppb.
							Humac		ALS-Chemex
			Blanks					All the results fall on or below the detection
Igunda	3507/2005	56			7.1%	na
				4				limit of 1 ppb.

PROSPECT	PL’s	NO. OF FIELD SAMPLES	QA/QC CONTROL	NO. OF CONTROL SAMPLES	%OF TOTAL SAMPLE POPULATIO N	CORRELATIO N CO- EFFICIENT	QA/QC ANALYTICAL LABORATORY	COMMENTS	UMPIRE LABORATORY
								Two outliers have been identified. With these
Luhwaika	6240/2009	537		113	21.0%	0.9851		removed, a correlation coefficient of 98.51%
			Umpire					is achieved.
							Humac		ALS-Chemex
			Checks					Two outliers have been identified. With these
Igunda	3507/2005	56		23	41.1%	0.8990		removed, a correlation coefficient of 89.90%
								is achieved.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd

Appendix 2: Comparison between SAMREC Code and Canadian NI 43-101

The Canadian NI 43-101 reporting code criteria used for mineral resources and mineral reserves reporting is similar to the SAMREC Code, as illustrated in Figure 91.

The underlying principles to the NI 43-101 reporting code are similar to the materiality, transparency and competency which are the foundation of the SAMREC Code. The focus of the NI 43-101 code is data verification by a Qualified Person. The NI 43-101 comprises a prescriptive range of items as illustrated in Figure 91 whilst the SAMREC Code is non prescriptive and relies on the Qualified Person to determine the degree of input for the SAMREC Code Table 1 which is illustrated in Figure 91.

NI 43-101 on the Kigosi Project, Tanzania	September 2011	Venmyn Rand (Pty) Ltd